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TABLE OF CONTENTS Prospectus
TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on May 18, 2010

Registration No. 333-165920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aeroflex Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	01-0899019 (I.R.S. Employer Identification No.)

35 South Service Road
P.O. Box 6022
Plainview, NY 11803
(516) 694-6700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Leonard Borow
Chief Executive Officer and President
Aeroflex Holding Corp.
35 South Service Road
P.O. Box 6022
Plainview, NY 11803
(516) 694-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000 Fax: (212) 593-5955	Jocelyn M. Arel, Esq. Christopher J. Austin, Esq. William J. Schnoor, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000 Fax: (617) 523-1231

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this Registration Statement.

           If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholder is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2010

PRELIMINARY PROSPECTUS

Shares

Aeroflex Holding Corp.

Common Stock

          This is an initial public offering of shares of common stock of Aeroflex Holding Corp. We are offering                  shares of our common stock and the selling stockholder identified in this prospectus is offering an additional                  shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholder.

          Prior to this offering there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                   and $                  . We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol "ARX".

          See "Risk Factors" beginning on page 14 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Aeroflex Holding Corp.
Proceeds, before expenses, to the selling stockholder

          To the extent that the underwriters sell more than                          shares of common stock, the underwriters have the option to purchase up to an additional                          shares from the selling stockholder at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on             , 2010.

Goldman, Sachs & Co.	Credit Suisse
J.P. Morgan	Morgan Stanley

Barclays Capital	Deutsche Bank Securities
Thomas Weisel Partners LLC	UBS Investment Bank

Prospectus dated                          , 2010

Prospectus

          Through and including                           , 2010 (25 days after the commencement of the offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

          We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

          This summary highlights important information about our business and about this prospectus. This summary does not contain all of the information that may be important to you. You should carefully read this prospectus in its entirety before making an investment decision. In particular, you should read the section titled "Risk Factors" and the consolidated financial statements and notes related to those statements included elsewhere in this prospectus. Unless the context indicates otherwise, the information in this prospectus relating to us assumes the completion of a forward stock split of our common stock prior to the consummation of this offering. In this prospectus, unless the context requires otherwise, (i) "Aeroflex Holding" refers to the issuer, Aeroflex Holding Corp., a holding company that was formerly known as AX Holding Corp., (ii) "Aeroflex" refers to Aeroflex Incorporated, a direct wholly owned subsidiary of Aeroflex Holding, together with its consolidated subsidiaries, (iii) "we", "our", or "us" refer to Aeroflex Holding Corp. and its consolidated subsidiaries, including Aeroflex, (iv) the term "parent LLC" refers to VGG Holding LLC, which prior to the completion of this offering owns 100% of Aeroflex Holding's common stock, (v) the term "Veritas Capital" refers to The Veritas Capital Fund III, L.P. and its affiliates, (vi) the term "Golden Gate Capital" refers to Golden Gate Private Equity, Inc. and its affiliates, (vii) the term "GS Direct" refers to GS Direct, L.L.C., (viii) the term "Sponsors" refers collectively to Veritas Capital, Golden Gate Capital and GS Direct, and to affiliates of and funds managed by these entities, (ix) the term "Going Private Transaction" refers to the acquisition of Aeroflex by the Sponsors on August 15, 2007, (x) any "fiscal" year refers to the twelve months ended June 30 of the applicable year (for example, "fiscal 2009" refers to the twelve months ended June 30, 2009) and (xi) LTM refers to the twelve months ended March 31, 2010.

Aeroflex

Overview

          We are a leading global provider of radio frequency, or RF, and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

          We provide a broad range of high margin products for specialized, high-growth end markets. The products we manufacture include a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability and radiation hardened, or RadHard, integrated circuits, or ICs, and analog and mixed-signal devices. We also manufacture a range of RF and microwave wireless radio and avionics test equipment and solutions particularly for the wireless, avionics and radio testing markets. We believe that we have a top three global position on the basis of sales in product categories representing the majority of our revenue.

          We believe that the combination of our leading market positions, broad product portfolio, engineering capabilities and years of experience enables us to deliver differentiated, high value products to our customers and provides us with a sustainable competitive advantage. We believe most of our market segments have high barriers to entry due to the need for specialized design and development expertise, the differentiation provided by our proprietary technology and the significant switching and requalifying costs that our customers would incur to change vendors. We often design and develop solutions through a collaborative process with our customers whereby our microelectronic products or test solutions are designed, or "spec'd", into our customers' products or test procedures. We believe, based on our long-term relationships and knowledge of our customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales in the twelve months ended March 31, 2010.

          We organize our operations into two segments: Aeroflex Microelectronics Solutions, or AMS, and Aeroflex Test Solutions, or ATS. We engineer, manufacture and market a diverse range of products in each of our segments. For the twelve months ended March 31, 2010, our largest product offering represented approximately 14% of our net sales, evidence of the diversity of our product base.

          AMS offers a broad range of microelectronics products and is a leading provider of high-performance, high reliability specialty microelectronics components. Its products include high reliability, or HiRel, microelectronics/semiconductors, RF and microwave components, mixed-signal/digital ASICs and motion control products. ATS is a leading provider of a broad line of specialized test and measurement hardware and software products. Its products include wireless test equipment, military radio and private mobile radio test equipment, avionics test equipment, synthetic test equipment and other general purpose test equipment.

          After 46 years as a public company, we were acquired on August 15, 2007 by affiliates of or funds managed by Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management, which we refer to as the Going Private Transaction. Since the Going Private Transaction, we have expanded our Adjusted EBITDA margin from 20.3% in fiscal 2007 to 24.2% in fiscal 2009, despite the global economic downturn in 2008 and 2009, and have successfully executed on a number of strategic initiatives that we believe have positioned us for future growth. Adjusted EBITDA margin is described in note 2 under "—Summary Consolidated Financial Data" beginning on page 10 of this prospectus. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture.

          Over the last five fiscal years, our business has experienced strong growth in net sales and an increase in backlog, providing improved visibility into future revenue and customer demand. The majority of our backlog is expected to be recognized as revenue within one year. For the period from fiscal 2004 to fiscal 2009, our net sales increased at a compound annual growth rate, or CAGR, of 7.7% and Adjusted EBITDA increased at a CAGR of 20.5%. Our backlog was $317.0 million as of March 31, 2010, an increase of 11.0% from $285.5 million as of March 31, 2009.

Industry Overview and Market Opportunity

          The volume of mobile traffic from multiple data streams is rising rapidly and has resulted in significant technological innovation to address the increasing need for higher rates of data transmission and more efficient use of existing spectrum. This has led to the development of a number of advanced data transmission systems and technologies that use RF, microwave and millimeter wave frequencies that are being used in a broad range of end markets, including space, avionics, defense, commercial wireless communications, medical and other markets. The growing number of applications in these markets is driving increased demand for RF, microwave and millimeter wave technologies. Additionally, the creation of next generation wireless communications networks is driving the requirement for new test and measurement equipment.

          The space, avionics and defense market as a whole is expected to show flat to modest growth in the near term as the U.S. Department of Defense, or U.S. DoD, looks for budget savings and redefines priorities in 2010 and 2011. At the same time, we believe that proposed shifts in spending to certain technologies and other areas of the U.S. DoD budget offer significant growth opportunities for us. For example, we expect growth in spending on avionics systems and related testing needs due to increased retrofitting and upgrading of existing military aircraft. Such spending will be driven in part by ongoing operations in Afghanistan and Iraq, which exacerbate the wear and tear on existing equipment, including combat radio systems and aircraft. In the commercial aerospace market, we believe that higher commercial airline traffic is expected to drive spending on avionics as airlines upgrade older aircraft to address capacity needs. In addition, recent U.S. DoD budget proposals call for the expansion of manned and unmanned systems for intelligence, surveillance, and reconnaissance spending and in-theater electronic warfare capabilities, which will result in greater use of unmanned aerial vehicles and the need for additional military satellite bandwidth. In the military communications market, ongoing and increased operations in Afghanistan and Iraq continue to generate a large demand for deployable radios. Meanwhile, budget constraints have increased pressure to upgrade certain existing communications systems rather than purchase new equipment. We believe that these replacements and upgrades, such as the upgrade of the U.S. military's aging combat radio systems, will drive increased demand for test equipment.

          We also benefit from growth opportunities in the commercial wireless communications market. The global wireless communications market is expected to continue to grow as data traffic increases substantially with consumers, businesses and other organizations accessing increasing amounts of information and video over mobile networks. The volume of mobile data traffic has increased substantially in recent years as smart phones and other mobile consumer electronics devices have become more popular. This demand has propelled the rollout of next generation networks and a need for associated test equipment. According to Gartner Dataquest, Long Term Evolution, or LTE, network infrastructure spending is forecast to increase from $361.5 million in 2009 to $7.6 billion in 2013, a CAGR of 114.1%. LTE is one of the 4G wireless protocols.

          Outside of our core space, avionics, defense and commercial wireless communications markets, we seek to capitalize on growth opportunities in the medical market and in other markets where we believe there is strong growth potential and where we can leverage our existing expertise. Advances in technology, increasing demand for multi-slice CT systems, increasing use of CT scan for diagnosis and increasing government healthcare expenditures are all expected to drive significant expansion in the medical CT scan market. In the security market, demand for scanning and imaging technology continues to grow as homeland security efforts broaden and full body scanning equipment begins to be deployed in airports around the world. Separately, image testing opportunities are increasing in the consumer electronics market. The growth in these product categories creates an opportunity for equipment capable of testing video output signals.

Our Competitive Strengths

          Leading Positions in Multiple Markets.    A majority of our revenue comes from product categories in which we believe we have a top three position on the basis of sales. Based on our long-term relationships and knowledge of customers' buying patterns, we believe that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales in the twelve months ended March 31, 2010.

          Proprietary Technology Platforms, Significant Barriers to Entry to our Markets.    We have a history of innovation and performance that has made us a leading supplier to our customers. We have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with customers. In the space market, customers focus on supplier reputation because the malfunction of a component can lead to the loss of a valuable satellite or missile. We also believe there are significant barriers to entry to most of our markets because our products are often designed, or "spec'd", into a customer's products or test procedures. Customers could incur significant switching and requalifying costs to change vendors, making it more difficult for new vendors to enter the market.

          Diverse, Blue Chip Customer Base.    We have strong and long standing relationships with blue chip space, avionics, defense, commercial wireless communications, medical and other blue chip customers. We have a geographically diverse base of leading global companies including BAE Systems, Boeing, Cisco Systems, Ericsson, General Dynamics, ITT Industries, Lockheed Martin, Motorola, Nokia, Northrop Grumman, Raytheon and United Technologies. For the twelve months ended March 31, 2010, sales to the U.S. government, our largest customer, represented approximately 6% of our net sales. In aggregate, for the twelve months ended March 31, 2010, our top ten customers accounted for approximately 38% of our net sales.

          Compelling Business Model.    Our business model emphasizes revenue and earnings growth and robust cash flow conversion. We have a highly visible sales pipeline because of our backlog and long-term customer relationships. We focus on technologically sophisticated products to address our customers' technically demanding requirements where our differentiation drives margins. Our products typically enjoy long product life cycles, enabling us to generate an attractive return on our research and development efforts. We also complement our research and development with strategic acquisitions and licensing. We use third-party foundries to produce space-qualified, high reliability RadHard ICs for our AMS segment. This fabless operating model significantly reduces required capital investment and is a key component of our capital efficiency.

          Strong and Experienced Management Team.    We are led by an experienced, stable and well-respected management team with an average of 27 years in the industry and 18 years with us. Since 1991, the management team has successfully completed 27 acquisitions. Over that period, we have also increased net sales from approximately $63 million in fiscal 1991 to approximately $600 million in fiscal 2009.

Our Growth Strategy

          Introducing New Products to Our Existing End Markets.    We continue to allocate research and development dollars toward new products serving attractive, growing markets. Our goal is to anticipate movements in our core markets and to design and build compelling solutions to address new opportunities. In ATS, for example, we have focused on developing first-to-market products serving our core wireless test market, including test solutions for LTE and WiMAX, the leading 4G wireless protocols.

          Leveraging Existing Technology to Reach New Markets.    We have a history of leveraging our technology for use in new markets. For example, our move into CT scanning equipment capitalizes on our expertise in high-performance semiconductors and other electronic components, including mixed-signal ASICs, which are key to producing high quality imaging with reduced doses of radiation per scan.

          Expanding by Acquisition.    Acquiring companies opportunistically is a strategic core competency for us. Since 1991, we have successfully completed 27 acquisitions and plan to continue our disciplined approach to acquisitions. Recent strategic acquisitions in both AMS and ATS have broadened and strengthened our product portfolio and expanded our geographic reach.

          Broadening Product Offerings Through Licensing.    We look to license commercial intellectual property that can be extended to our target markets and customer base in a cost effective and efficient manner. Through third-party technology license agreements we are able to repurpose or expand the commercial intellectual property of companies that lack RadHard performance or otherwise adapt their technology for use in our markets. We believe agreements such as these will enable us to support ongoing growth by allowing us to introduce new highly-differentiated, high-performance products to our existing customers at reduced cost and risk.

Certain Risks Relating to Our Business

          Our business is subject to numerous risks, including, without limitation:

  •
  A worsening global recession and tightening credit markets could continue to adversely affect our business.

  •
  Our quarterly operating results could fluctuate significantly and our financial results may be harmed by the cyclicality of our end-user markets.

  •
  We operate in a highly competitive industry characterized by rapid technological change, and if we are not able to compete we may lose market share and our net sales may suffer.

  •
  Our major customers account for a sizable portion of our revenue, and the loss of, or a reduction in orders from, these customers could materially harm our financial results.

  •
  We rely on federal government contracts, which may be terminated by the federal government at any time prior to their completion and thus could unexpectedly reduce our sales and backlog.

  •
  We are dependent on third-party suppliers and their failure to perform could materially and adversely affect our business.

  •
  Our substantial indebtedness could adversely affect our financial health.

  •
  We are a controlled company, and after this offering the Sponsors will continue to control our election of directors, management policies and the outcome of other matters submitted to our stockholders for approval. The Sponsors' interests may not coincide with those of our other holders of our common stock.

          We urge you to carefully consider these and other risks before purchasing our common stock, particularly those risks described under the heading "Risk Factors" beginning on page 14.

The Sponsors

          Veritas Capital.    Veritas Capital is a leading private equity firm that specializes in making investments in companies that provide products and services to government-related end markets and customers around the world. The firm, founded in 1992, makes investments through control-oriented transactions and is currently investing through Veritas Capital Fund III, L.P. Veritas' portfolio of companies includes DynCorp International, Vangent, Inc., KeyPoint Government Solutions, Inc., McNeil Technologies, CRGT, Inc. and Global Tel*Link. Former Veritas portfolio companies include Vertex Aerospace, Integrated Defense Technologies, and Athena Innovative Solutions, among others.

          Golden Gate Private Equity, Inc.    Golden Gate Capital is a private equity firm with $8 billion of capital under management dedicated to investing in change-intensive opportunities. The firm's charter is to partner with world-class management teams to make equity investments in situations where there is a demonstrable opportunity to significantly enhance a company's value. The principals of Golden Gate Capital have a long and successful history of investing with management partners across a wide range of industries and transaction types.

          GS Direct, L.L.C.    GS Direct, L.L.C., a wholly-owned subsidiary of The Goldman Sachs Group, Inc., invests capital primarily alongside corporate and sponsor clients in situations in which access to its or its affiliates' capital, relationships or advisory services can enhance the value of the investment. The Goldman Sachs Group, Inc. is a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities, and investment management firm. Goldman, Sachs & Co. also serves as the manager of GS Direct. Goldman, Sachs & Co. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc.

Information About Aeroflex Holding Corp.

          Aeroflex Holding Corp. was incorporated under the laws of the State of Delaware in May 2007 and commenced operations in August 2007 upon the acquisition of Aeroflex and the consummation of transactions that resulted in Aeroflex becoming our wholly owned subsidiary. On April 6, 2010, we changed our name from AX Holding Corp. to Aeroflex Holding Corp.

          Our principal executive offices are located at 35 South Service Road, Plainview, NY 11803, our telephone number is (516) 694-6700 and our website is located at www.aeroflex.com. The contents of our website are not part of this prospectus.

Ownership Structure

          The following chart shows our organizational structure immediately following the consummation of this offering.

 THE OFFERING

Issuer	Aeroflex Holding Corp.
Common stock offered by Aeroflex Holding	shares.
Common stock offered by the selling stockholder	shares.
Option to purchase additional shares	The selling stockholder has granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount.
Common stock to be outstanding immediately after this offering	shares.
Common stock to be beneficially owned by the Sponsors immediately after this offering	shares. See "Principal And Selling Stockholders".
Use of proceeds	We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.
We intend to use the net proceeds as follows:

•       $              million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to redeem $              million in aggregate principal amount of the 11.75% senior notes due 2015, or senior notes, at a redemption price of 111.750% plus accrued and unpaid interest to the redemption date;

•       $              million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to prepay $              million in aggregate principal amount of the senior subordinated unsecured term loans, at a prepayment price of 111.750% plus accrued and unpaid interest to the prepayment date;

• $22.3 million of the net proceeds will be paid to affiliates of the Sponsors as a termination fee in connection with the termination of our advisory agreement with them; and
• the remaining $ will be used for our general corporate purposes.
The redemption of the senior notes described above will be made pursuant to a provision in the indenture governing the senior notes which will permit Aeroflex to redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of this equity offering.

The prepayment of the senior subordinated unsecured term loans described above will be made pursuant to a provision in the credit agreement governing the senior subordinated unsecured term loans which will permit Aeroflex to prepay up to 35% of the aggregate principal amount of the senior subordinated unsecured term loans with the net cash proceeds of this equity offering.

We will not receive any of the proceeds from the common stock sold by the selling stockholder in this offering. See "Use of Proceeds".
Dividend policy	We do not intend to pay cash dividends on our common stock for the foreseeable future. See "Dividend Policy".
Proposed New York Stock Exchange symbol	ARX.
Risk factors

For a discussion of risks relating to our company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

Conflict of interest

Affiliates of Goldman, Sachs & Co. beneficially own more than 10% of our outstanding common stock and may receive 5% or more of the net proceeds in this offering. Therefore, Goldman, Sachs & Co. is deemed to have a "conflict of interest" within the meaning of NASD Conduct Rule 2720, or Rule 2720, of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in accordance with Rule 2720. For more information, see "Underwriting—Conflict of Interest".

          The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding at March 31, 2010 and excludes the following:

  •
  an aggregate of             additional shares of our common stock that will be available for future awards pursuant to our equity incentive plan.

  Unless otherwise indicated, all information in this prospectus:

  •
  assumes no exercise of the underwriters' option to purchase an additional             shares of common stock from the selling stockholder; and

  •
  gives effect to a             -for-1 common stock split that will become effective immediately prior to the closing of this offering.

Summary Consolidated Financial Data

          The following table sets forth our summary consolidated financial and other operating data. The summary consolidated financial data presented below for the years ended June 30, 2007, 2008 and 2009 has been derived from our audited financial statements included elsewhere in this prospectus. The consolidated financial data for the nine-month periods ended March 31, 2010 and 2009 has been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with the respective audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods. The financial data presented for the interim periods are not necessarily indicative of the results for the full year.

          The consolidated financial statements presented for the nine-month periods ended March 31, 2010 and 2009, for the fiscal year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          For comparative purposes, we have combined the period from July 1, 2007 to August 14, 2007 with the period from August 15, 2007 to June 30, 2008 to form the fiscal year ended June 30, 2008. This combination is not a GAAP presentation as it combines periods with different bases of accounting. However, we believe this presentation is useful to the reader as a comparison to the periods for the fiscal years ended June 30, 2007 and 2009.

          The summary consolidated financial data below should be read in conjunction with "Use of Proceeds", "Capitalization", "Selected Consolidated Financial Data", and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Entity	Non-GAAP Combined Predecessor and Successor Year Ended June 30, 2008	Successor Entity
				Nine Months Ended
	Year Ended June 30, 2007		Year Ended June 30, 2009
				March 31, 2009	March 31, 2010
				(unaudited)
(Amounts in thousands)
Statement of Operations Data:
Net sales:
AMS	$266,515	$302,712	$287,517	$208,564	$229,939
ATS	326,631	340,500	311,819	228,535	235,351

Total net sales	593,146	643,212	599,336	437,099	465,290
Gross profit:
AMS	133,863	122,808	134,239	98,191	112,487
ATS	150,314	144,590	150,866	108,932	129,398

Total gross profit	284,177	267,398	285,105	207,123	241,885
Adjusted operating income(1):
AMS	63,908	74,826	63,368	44,767	59,940
ATS	38,582	46,634	50,141	34,304	47,156
General corporate expense	(17,727)	(10,523)	(11,377)	(9,421)	(7,378)

Total adjusted operating income	84,763	110,937	102,132	69,650	99,718
Operating income (loss)	34,249	(90,748)	(19,209)	8,629	39,178
Income (loss) from continuing operations	8,794	(115,012)	(76,688)	(24,738)	(28,301)
Net income (loss)	4,926	(122,341)	(76,688)	(24,738)	(28,301)
Other Financial Data:
Adjusted EBITDA (unaudited)(2)	120,184	135,077	145,340	106,488	113,779
Bookings	582,840	674,129	610,924	468,093	510,474
Backlog at end of period	222,729	251,038	271,931	285,494	317,017
Capital expenditures	18,427	14,267	18,717	12,958	13,176

	As of March 31, 2010
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$96,348
Marketable securities (including non-current portion)	9,779
Working capital(3)	256,793
Total assets	1,318,681
Long-term debt (including current portion)(4)	898,713
Stockholder's equity	135,647

(1)
Represents the operating results of our two segments based upon pre-tax operating income, before costs related to amortization of acquired intangibles, share-based compensation, restructuring expenses, lease termination costs, merger related expenses, loss on liquidation of foreign subsidiary, impairment of goodwill and other intangibles, acquired in-process research and development costs, the impact of any acquisition related adjustments and Going Private Transaction expenses. For a reconciliation of adjusted operating income to operating income calculated in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Statements of Operations", beginning on page 56.

(2)
As used herein, "EBITDA" represents income (loss) from continuing operations plus (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization.

We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business. EBITDA is also widely used by us and others in our industry to evaluate and to price potential acquisition candidates. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional GAAP indications of an issuer's operating performance or liquidity. EBITDA has important limitations as an analytical tool and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA:

•
excludes certain tax payments that may represent a reduction in cash available to us;

•
does not consider capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•
does not reflect changes in, or cash requirements for, our working capital needs; and

•
does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

We also provide information with respect to Adjusted EBITDA in this prospectus. The calculation of Adjusted EBITDA is based on the definition in the credit agreement governing our senior secured credit facility and is not defined under U.S. GAAP. Our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is not a measure of operating income (loss), performance or liquidity under U.S. GAAP and is subject to important limitations. We use Adjusted EBITDA in assessing covenant compliance under our senior secured credit facility and we believe its inclusion is appropriate to provide additional information to investors. In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring or other items that are included in EBITDA and/or net income (loss). For instance, Adjusted EBITDA:

•
does not include share-based employee compensation expense, goodwill impairment charges and other non-cash charges;

•
does not include restructuring costs incurred to realize future cost savings that enhance our operations;

•
does not include the impact of business acquisition purchase accounting adjustments;

•
does not reflect Going Private Transaction expenses and merger related expenses, including advisory fees that have been paid to the Sponsors following the consummation of the Going Private Transaction. See "Certain Relationships and Related Party Transactions"; and

•
includes other adjustments required in calculating our debt covenant compliance such as adding pro forma savings from restructuring activities, eliminating loss on liquidation of foreign subsidiary, eliminating one-time non-cash inventory adjustments and adding pro forma EBITDA, for periods prior to the acquisition date, for companies acquired during the applicable year.

This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from net sales in our segments and we believe its inclusion is appropriate to provide additional information to investors.

  The following table is a reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

		Non-GAAP Combined Predecessor and Successor
	Predecessor Entity		Successor Entity
				Nine Months Ended
	Year Ended June 30, 2007	Year Ended June 30, 2008	Year Ended June 30, 2009
				March 31, 2009	March 31, 2010
				(unaudited)
(Amounts in thousands)
Income (loss) from continuing operations	$8,794	$(115,012)	$(76,688)	$(24,738)	$(28,301)
Interest expense	672	74,933	83,823	63,031	63,272
Provision (benefit) for income taxes	24,935	(45,758)	(15,332)	(17,298)	4,908
Depreciation and amortization	30,142	96,694	84,426	63,659	62,178

EBITDA (unaudited)	64,543	10,857	76,229	84,654	102,057
Non-cash purchase accounting adjustments	—	66,510	2,749	2,531	342
Merger related expenses	30,584	41,621	4,283	3,621	2,111
Restructuring costs and related pro forma savings from such activities(a)	9,240	11,596	10,159	6,667	356
Share-based compensation(b)	4,084	3,337	1,955	1,466	1,563
Non-cash loss on liquidation of foreign subsidiary	—	—	3,112	2,250	7,696
Pro forma savings from management restructuring(c)	8,300	600	—	—	—
Impairment of goodwill and other intangibles	—	—	41,225	—	—
Other defined adjustments(d)	3,433	556	5,628	5,299	(346)

Adjusted EBITDA (unaudited)	$120,184	$135,077	$145,340	$106,488	$113,779

Adjusted EBITDA margin	20.3%	21.0%	24.2%	24.4%	24.3%

  (a)
  Primarily reflects costs associated with the reorganization of our U.K. operations and the pro forma savings related thereto. Pro forma savings reflects the amount of costs that we estimate would have been eliminated during the fiscal year in which a restructuring occurred had the restructuring occurred as of the first day of that fiscal year.

  (b)
  Reflects non-cash share-based employee compensation.

  (c)
  Primarily reflects pro forma savings related to the retirement of the former chairman of Aeroflex and modifications to executive compensation arrangements upon the consummation of the Going Private Transaction.

  (d)
  Reflects other adjustments required in calculating our debt covenant compliance. These other defined items include non-cash inventory adjustments for a discontinued product and pro forma EBITDA for periods prior to the acquisition dates for companies acquired during our fiscal year.

(3)
Working capital is defined as current assets less current liabilities.

(4)
We intend to use the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to redeem $              million of the senior notes and prepay $              million of the senior subordinated unsecured term loans. See "Use of Proceeds".

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with other information in this prospectus, before buying shares of our common stock. If any of the following risks or uncertainties occur, our business, results of operations and financial condition could be materially adversely affected. In that case, the trading price of our common stock could decline and you may lose all or a part of the money you paid to buy our common stock.

Risks Relating to Our Business

A worsening of the global recession and continued credit tightening could continue to adversely affect us.

          The current global recession and continued credit tightening, including failures of financial institutions, have initiated unprecedented government intervention in the U.S., Europe and other regions of the world. If macro-economic concerns continue or worsen, our customers could experience heightened financial difficulties, and as a result, could modify, delay or cancel plans to purchase our products or services, which could cause our sales to decline, or become unable to make payment to us for amounts due and owing. In addition, our suppliers could experience credit or other financial difficulties that could result in delays in their ability to supply us with necessary raw materials, components or finished products. These conditions may make it extremely difficult for our customers, our suppliers and us to accurately forecast and plan future business activities and could result in an asset impairment. The occurrence of any of these factors could have a material adverse effect on our business, results of operations and financial condition. For example, our sales declined by approximately $44 million, or approximately 7%, between fiscal 2008 and fiscal 2009. Also, in the fourth quarter of fiscal 2009 we wrote-off approximately $41.2 million of goodwill and other intangible assets related to our RF and microwave reporting unit due to the decrease in sales and prospects of that unit in the then current economic environment.

Our operating results may fluctuate significantly on a quarterly basis.

          Our sales and other operating results have fluctuated significantly in the past, and we expect this trend will continue. Factors which affect our results include:

  •
  the timing, cancellation or rescheduling of customer orders and shipments;

  •
  the pricing and mix of products sold;

  •
  our ability to obtain components and subassemblies from contract manufacturers and suppliers;

  •
  variations in manufacturing efficiencies; and

  •
  research and development and new product introductions.

          Many of these factors are beyond our control. Our performance in any one fiscal quarter is not necessarily indicative of any financial trends or future performance.

The cyclicality of our end user markets could harm our financial results.

          Many of the end markets we serve, including but not limited to the commercial wireless market, have historically been cyclical and have experienced periodic downturns. The factors leading to and the severity and length of a downturn are very difficult to predict and there can be no assurance that we will appropriately anticipate changes in the underlying end markets we serve or that any increased levels of business activity will continue as a trend into the future. If we fail to anticipate changes in the end markets we serve, our business, results of operations and financial condition could be materially adversely affected.

Our future operating results are dependent on the growth in our customers' businesses and on our ability to identify and enter new markets.

          Our growth is dependent on the growth in the sales of our customers' products as well as the development by our customers of new products. If we fail to anticipate changes in our customers' businesses and their changing product needs or successfully identify and enter new markets, our results of operations and financial position could be negatively impacted. We cannot assure you that the markets we serve will grow in the future, that our existing and new products will meet the requirements of these markets or that we can maintain adequate gross margins or profits in these markets. A decline in demand in one or several of our end-user markets could have a material adverse impact on the demand for our products and have a material adverse effect on our business, results of operations and financial condition.

Our industry is highly competitive and if we are not able to successfully compete, we could lose market share and our revenues could decline.

          We operate in a highly competitive industry. Current and prospective customers for our products evaluate our capabilities against the merits of our direct competitors. We compete primarily on the basis of technology and performance. For certain products, we also compete on price. Some of our competitors are well-established and have greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets, and with the internal capabilities of many of our significant customers, including Honeywell and BAE. There can be no assurance that we will be able to maintain our current market share with respect to any of our products. A loss of market share to our competitors could have a material adverse effect on our business, results of operations and financial condition. In addition, a significant portion of our contracts, including those with the federal government and commercial customers, are subject to commercial bidding, both upon initial issuance and subsequent renewal. If we are unable to successfully compete in the bidding process or if we fail to obtain renewal, our business, results of operations and financial condition could be materially adversely affected.

Our industry is characterized by rapid technological change, and if we cannot continue to develop, manufacture and market innovative products that meet customer requirements for performance and reliability, we may lose market share and our net sales may suffer.

          The process of developing new products for our markets is complex and uncertain, and failure to keep pace with our competitors' technological development, to develop or obtain appropriate intellectual property and to anticipate customers' changing needs and emerging technological trends accurately could significantly harm our results of operations. We must make long-term investments and commit significant resources before knowing whether our predictions will eventually result in products that the market will accept. We must accurately forecast volumes, mix of products and configurations that meet customer requirements, and we may not succeed. If we do not succeed, we may be left with inventories of obsolete products or we may not have enough of some products available to meet customer demand, which could lead to reduced sales and higher expenses.

We design custom products to meet specific requirements of our customers. The amount and timing of revenue from such products can affect our quarterly operating results.

          The design and sales cycle for our custom products, from initial contact by our sales force to the commencement of shipments of those products in commercial quantities, may be lengthy. In this process, our sales and application engineers work closely with the customer to analyze the customer's system requirements and establish a technical specification for the custom product. We then select a process, evaluate components, and establish assembly and test procedures before manufacturing in commercial quantities can begin. The length of this cycle is influenced by many factors, including the difficulty of the technical specification, the novelty and complexity of the design and the customer's procurement processes. Our customers typically do not commit to purchase significant quantities of the custom product until they are ready to commence volume shipments of their own system or equipment. Our receipt of substantial revenue from sales of a custom product often depends on that customer's commercial success in manufacturing and selling its system or equipment that incorporates our custom product. As a result, a significant period may elapse between our investment of time and resources in designing and developing a custom product and our receipt of substantial revenue from sales of that custom product.

          The length of this process may increase the risk that a customer will decide to cancel or change its plans related to its system or equipment. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales. In addition, our business, results of operations and financial condition could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle, chooses not to release its system or equipment that contains our custom products, or is not successful in the sale and marketing of its system or equipment that contains our custom products.

          Additionally, some customers may be unlikely to change their supplier due to the significant costs associated with qualifying a new supplier and potentially redesigning their system or equipment. So, if we fail to achieve initial design wins in the customer's qualification process, we may not regain the opportunity for significant sales to this customer for a lengthy period of time.

Our major customers account for a sizable portion of our revenue, and the loss of, or a reduction in, orders from these customers could result in a decline in revenue.

          Revenue derived from our 10 largest customers as a percentage of our annual revenue was 38% for the twelve months ended March 31, 2010. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization, each having differing product life cycles, end customers and market dynamics. While the composition of our top 10 customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. It is possible that any of our major customers could terminate its purchasing arrangements with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors or develop its own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in our overall revenue and have a material adverse effect on our business, results of operations and financial condition.

In the event that certain of our customers encounter financial difficulties and fail to pay us, it could adversely affect our business, results of operations and financial condition.

          We manufacture products to customer specifications and generally purchase raw materials in response to customer orders. In addition, we may commit significant amounts of capital to maintain inventory in anticipation of customer orders. In the event that our customers for whom we maintain inventory experience financial difficulties, we may be unable to sell such inventory at its current profit margin, if at all. In such an event, our gross margins would decline. In addition, if the financial condition of a significant portion of our customer base deteriorates, resulting in an impairment of their ability to pay us amounts owed in respect of a significant amount of outstanding receivables, our business, results of operations and financial condition could be materially adversely affected.

We rely on sales to federal government entities under prime contracts and subcontracts. A loss or reduction of such contracts, a failure to obtain new contracts or a reduction of sales under such contracts could have a material adverse effect on our business.

          We derived approximately 35% of our net sales for the twelve month period ended March 31, 2010 from contracts with agencies of the federal government or subcontracts with prime defense contractors or subcontractors of the federal government. The loss or significant curtailment of any of these government contracts or subcontracts, or failure to exercise renewal options or enter into new contracts or subcontracts, could have a material adverse effect on our business, results of operations and financial condition. Continuation and the exercise of renewal options on existing government contracts and subcontracts and new government contracts and subcontracts are, among other things, contingent upon the availability of adequate funding for the various federal government agencies with which we and prime government contractors do business. Changes in federal government spending could directly affect our financial performance. Among the factors that could impact federal government spending and which would reduce our federal government contracting and subcontracting business are:

  •
  a significant decline in, or reapportioning of, spending by the federal government;

  •
  changes, delays or cancellations of federal government programs or requirements;

  •
  the adoption of new laws or regulations that affect companies that provide services to the federal government;

  •
  federal government shutdowns or other delays in the government appropriations process;

  •
  curtailment of the federal government's use of third-party service firms;

  •
  changes in the political climate, including with regard to the funding or operation of the services we provide; and

  •
  general economic conditions.

          Overall spending by the U.S. DoD is forecast to increase only slightly from $693 billion in fiscal year 2009 to $708 billion in fiscal year 2010, and budget rebalancing may reduce expenditures to $616 billion in 2012. In addition, if the current presidential administration were to reorder its budgetary priorities resulting in a general decline in U.S. defense spending, it could cause federal government agencies to reduce their purchases under contracts, exercise their rights to terminate contracts in whole or in part, to issue temporary stop work orders or decline to exercise options to renew contracts, all of which could harm our operations and significantly reduce our future revenues.

Federal government contracts may be terminated by the federal government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of sales and reduction in backlog.

          Under the terms of federal government contracts, the federal government may unilaterally:

  •
  terminate or modify existing contracts;

  •
  reduce the value of existing contracts through partial termination;

  •
  delay the payment of our invoices by government payment offices;

  •
  audit our contract-related costs; and

  •
  suspend us from receiving new contracts pending resolution of any alleged violations of procurement laws or regulations.

          The federal government can terminate or modify any of its contracts with us or its prime contractors either for its convenience, or if we or its prime contractors default, by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and subcontracts. If the federal government or its prime contractors terminate and/or materially modify any of our contracts or if any applicable options are not exercised, our failure to replace sales generated from such contracts would result in lower sales and could adversely affect our earnings, which could have a material adverse effect on our business, results of operations and financial condition.

          Our backlog as of March 31, 2010 was approximately $317.0 million, of which approximately 51% represented firm contracts with agencies of the U.S. government or prime defense contractors or subcontractors of the U.S. government. There can be no assurance that any of the contracts comprising our backlog will result in actual sales in any particular period or that the actual sales from such contracts will equal our backlog estimates. Furthermore, there can be no assurance that any contract included in our estimated backlog that generates sales will be profitable.

Our business could be adversely affected by a negative audit or other actions, including suspension or debarment, by the federal government.

          As a federal government contractor, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with the federal government and our prime government contractors and subcontractors, and in some instances, impose added costs on our business. Federal government agencies routinely audit and investigate government contractors. These agencies review each contractor's contract performance, cost structure and compliance with applicable laws, regulations and standards. Such agencies also review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed.

          In addition, government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the government if the payments exceed allowable costs as defined in the government contracts.

          As a federal government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which companies with solely commercial customers are not subject, the results of which could have a material adverse effect on our operations. If we were suspended or prohibited from contracting with the federal government generally, or any significant federal government agency specifically, if our reputation or relationship with federal government agencies were impaired or if the federal government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, results of operations and financial condition could be materially adversely affected.

          Under some of our government contracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

Our federal government contracts are subject to competitive bidding, both upon initial issuance and subsequent renewal. If we are unable to successfully compete in the bidding process or if we fail to receive renewal, it could have a material adverse effect on our business, results of operations and financial condition.

          A significant portion of our federal government contracts are awarded through a competitive bidding process, including upon renewal, and we expect that this will continue to be the case. There often is significant competition and pricing pressure as a result of this process.

          The competitive bidding process presents a number of risks such as:

  •
  we must expend substantial funds and time to prepare bids and proposals for contracts, which could detract attention from other parts of our business;

  •
  we may be unable to estimate accurately the resources and cost that will be required to complete any contract we win, which could result in substantial cost overruns; and

  •
  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in termination, reduction or modification of the awarded contract.

          The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract, we generally will be unable to compete again for that contract for several years. If we fail to win new contracts or to receive renewal contracts, such failure could have a material adverse effect on our business, results of operations and financial condition.

New products are subject to greater technology, design and operational risks, and a delay in introducing new products could harm our competitive position.

          Our future success is highly dependent upon the timely development and introduction of competitive new products at acceptable margins. However, there are greater design and operational risks associated with new products. The inability of our suppliers to produce advanced products, delays in commencing or maintaining volume shipments of new products, the discovery of product, process, software, or programming defects or failures and any related product returns could each have a material adverse effect on our business, financial condition, and results of operation.

          We have experienced from time to time in the past, and expect to experience in the future, difficulties and delays in achieving satisfactory, sustainable yields on new products. Yield problems increase the cost of our new products as well as the time it takes us to bring them to market, which can create inventory shortages and dissatisfied customers. Any prolonged inability to obtain adequate yields or deliveries of new products could have a material adverse effect on our business, results of operations and financial condition.

Our failure to detect unknown defects in our products could materially harm our relationship with customers, our reputation and our business.

          We may not be able to anticipate all of the possible performance or reliability problems that could arise with our existing or new products, which could result in significant product liability or warranty claims. In addition, any defects found in our products could result in a loss of sales or market share, failure to achieve market acceptance, injury to our reputation, indemnification claims, litigation, increased insurance costs and increased service costs, any of which could discourage customers from purchasing our products and materially harm our business.

          Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in these agreements may not be effective as a result of federal, state or local laws, or ordinances or unfavorable judicial decisions in the United States or other countries. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover all claims asserted against us. In addition, even if ultimately unsuccessful, such claims could result in costly litigation, divert our management's time and resources, and damage our customer relationships.

Our AMS segment depends on third-party contractors to fabricate semiconductor products and we outsource other portions of our business; a failure to perform by these third parties may adversely affect our ability to bring products to market and damage our reputation.

          As part of our efforts to minimize the amount of required capital investment in facilities, equipment and labor and increase our ability to quickly respond to changes in technology and customer requirements, our AMS segment outsources its semiconductor fabrication processes and we outsource certain other manufacturing and engineering functions to third parties. This reliance on third-party manufacturers and engineers involves significant risks, including lack of control over capacity allocation, delivery schedules, the resolution of technical difficulties and the development of new processes. We rely heavliy on our third-party manufacturers to be able to deliver materials, know-how and technology to us without encumbrances. Disputes regarding the ownership of or rights in certain third-party intellectual property may preclude our third-party manufacturers from fulfilling our requirements at a reasonable cost or, in some cases, at all. A shortage of raw materials or production capacity could lead any of our third-party manufacturers to allocate available capacity to other customers, or to internal uses. If these third parties fail to perform their obligations in a timely manner or at satisfactory quality and cost levels, our ability to bring products to market and our reputation could suffer and our costs could increase. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis, which could lead to a loss in sales. The ability of these third parties to perform is largely outside of our control.

Non-performance by our suppliers may adversely affect our operations.

          Because we purchase various types of raw materials and component parts from suppliers, we may be materially and adversely affected by the failure of those suppliers to perform as expected. This non-performance may consist of delivery delays or failures caused by production issues or delivery of non-conforming products. The risk of non-performance may also result from the insolvency or bankruptcy of one or more of our suppliers. Our efforts to protect against and to minimize these risks may not always be effective. We may occasionally seek to engage new suppliers with which we have little or no experience. The use of new suppliers can pose technical, quality and other risks.

We use specialized technologies and know-how to design, develop and manufacture our products. Our inability to protect our intellectual property could hurt our competitive position, harm our reputation and adversely affect our results of operations.

          As a technology company, we rely on our patents, trademarks, trade secrets, and proprietary know-how and concepts. We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark and trade secret laws, as well as confidentiality agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. We believe that while the protection afforded by patent, trademark and trade secret laws may provide some advantages, the competitive position of participants in our industry is principally determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. To the extent that a competitor effectively uses its intellectual property portfolio, including patents, to prevent us from selling products that allegedly infringe such competitor's products, our results of operations could be materially adversely affected.

          We have from time to time applied for patent protection relating to certain existing and proposed products, processes and services, but we do not have an active patent application strategy. When we do apply for patents, we generally apply in those countries where we intend to make, have made, use or sell patented products; however, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors will not infringe our patents, or that we will have adequate resources to enforce our patents.

          Some of our proprietary technology may have been developed under, or in connection with, U.S. government contracts or other federal funding agreements. With respect to technology developed under such agreements, the U.S. government may retain a nonexclusive, non-transferable, irrevocable, paid-up license to use the technology on behalf of the United States throughout the world. In addition, the U.S. government may obtain additional rights to such technology, or our ability to exploit such technology may be limited.

          We rely on our trademarks, tradenames and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources towards marketing new brands. Further, we cannot assure you that we will have adequate resources to enforce our trademarks.

          We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our sales could decrease.

If third parties claim that we infringe upon or misappropriate their intellectual property rights, our net sales, gross margins and expenses could be adversely affected.

          We face the risk of claims that we have infringed or misappropriated third parties' intellectual property rights. For example, we are currently party to an action in the United States District Court for the District of Delaware brought by BAE Systems Information and Electronic Systems, or BAE. BAE has asserted claims against us for patent infringement, trade secret misappropriation, breach of contract, conversion and unjust enrichment and has requested, by way of relief, unspecified damages, injunctive relief and an accounting. We have evaluated BAE's claims and believe that there is no basis for the allegations or claims made by BAE. Nevertheless, there can be no assurance that we will prevail in the matter. See "Business—Legal Proceedings".

          Any claims of patent or other intellectual property infringement, even those without merit, could:

  •
  be expensive and time consuming to defend;

  •
  cause us to cease making or using products that incorporate the challenged intellectual property;

  •
  require us to redesign, reengineer or rebrand our products, if feasible;

  •
  divert management's attention and resources; and

  •
  require us to enter into licensing agreements in order to obtain the right to use a third party's intellectual property.

          Any licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license agreements, or stop the sale of certain products, which could adversely affect our net sales, gross margins and expenses and harm our future prospects.

          Many patent applications in the United States are maintained in secrecy for a period of time after they are filed, and therefore there is a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third party patent once that patent is issued.

We license third-party technologies for the development of certain of our products, and if we fail to maintain these licenses or are unable to secure alternative licenses on reasonable terms, our business could be adversely affected.

          We license third-party technologies that are integrated into certain of our products. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to make these products could be harmed. In addition, licensed technology may be subject to claims that it infringes others' technology, and we may lose access to or have restrictions placed on our use of the licensed technology. For example, we and IceMos, one of our licensors/suppliers, received a letter from General Electric Global Research on February 18, 2010 alleging that certain intellectual property licensed to us by IceMos may be owned, at least in part, by General Electric and that this intellectual property may also be subject to certain confidentiality or non-disclosure provisions of a prior agreement between General Electric and IceMos. IceMos responded on March 5, 2010 refuting the allegations and requesting additional information from General Electric. We can make no determination as to the actual merits of these allegations or the licensor's response. Any prohibitions or additional limitations on a licensor's ability to license the intellectual property at issue to us resulting from this dispute may have a negative impact on our ability to meet production, sales and profitability targets.

          Our licenses of third-party technologies have certain requirements that we must meet to maintain the license. For instance, if we fail to meet certain minimum royalty or purchase amounts, or meet delivery deadlines, certain licenses may be converted from an exclusive license to a non-exclusive license, thus allowing the licensors to license the technology to our competitors. We cannot guarantee that third-party technologies that we license will not be licensed to our competitors. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

As part of our business strategy, we may complete acquisitions or divest non-strategic businesses and product lines and undertake restructuring efforts. These actions could adversely affect our business, results of operations and financial condition.

          As part of our business strategy, we engage in discussions with third parties regarding, and enter into agreements relating to, acquisitions, joint ventures and divestitures in order to manage our product and technology portfolios and further our strategic objectives. We also continually look for ways to increase the profitability of our operations through restructuring efforts and to consolidate operations across facilities where synergies exist. In order to pursue this strategy successfully, we must identify suitable acquisition, alliance or divestiture candidates, complete these transactions, some of which may be large and complex, and integrate acquired companies. Integration and other risks of acquisitions can be more pronounced for larger and more complicated transactions, or if multiple acquisitions are pursued simultaneously.

          The integration of acquisitions may make the completion and integration of subsequent acquisitions more difficult. However, if we fail to identify and complete these transactions, we may be required to expend resources to internally develop products and technology or may be at a competitive disadvantage or may be adversely affected by negative market perceptions, which may have a material adverse effect on our business, results of operations and financial condition.

          Acquisitions may require us to integrate different company cultures, management teams and business infrastructures and otherwise manage integration risks. Even if an acquisition is successfully integrated, we may not receive the expected benefits of the transaction.

          A successful sale or divestiture depends on various factors, including our ability to effectively transfer assets and liabilities, contracts, facilities and employees to the purchaser, identify and separate the intellectual property to be divested from the intellectual property that we wish to keep and reduce fixed costs previously associated with the divested assets of the business.

          Managing acquisitions and divestitures requires varying levels of management resources, which may divert management's attention from our other business operations. Acquisitions, including abandoned acquisitions, also may result in significant costs and expenses and charges to earnings.

          Restructuring activities may result in business disruptions and may not produce the full efficiency and cost reduction benefits anticipated. Further, the benefits may be realized later than expected and the cost of implementing these measures may be greater than anticipated. If these measures are not successful, we may need to undertake additional cost reduction efforts, which could result in future charges. Moreover, we could experience business disruptions with customers and elsewhere if our cost reduction and restructuring efforts prove ineffective and our ability to achieve our other strategic goals and business plans as well as our business, results of operations and financial condition could be materially adversely affected.

We rely on the significant experience and specialized expertise of our senior management and engineering staff and must retain and attract qualified engineers and other highly skilled personnel in order to grow our business successfully.

          Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers, many of whom have numerous years of experience and specialized expertise in our business. In order to be successful, we must retain and motivate executives and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts depend on hiring and retaining qualified engineers. Attracting and retaining skilled workers and qualified sales representatives is also critical to us. Experienced management and technical, marketing and support personnel in the microelectronics and test solutions industries are in demand and competition for their talents is intense. Employee retention may be a particularly challenging issue following acquisitions or divestitures since we also must continue to motivate employees and keep them focused on our strategies and goals, which may be particularly difficult due to the potential distractions related to integrating the acquired operations or divesting businesses to be sold. If we lose the services of any key personnel, our business, results of operations and financial condition could be materially adversely affected.

We may be required to make significant payments to members of our management in the event their employment with us is terminated.

          We are a party to employment agreements with each of Leonard Borow, our President and Chief Executive Officer, John Buyko, our Executive Vice President and President of our AMS division, John Adamovich, our Chief Financial Officer and Senior Vice President, Charles Badlato, our Vice President—Treasurer, and Carl Caruso, our Vice President—Manufacturing. In the event we terminate the employment of any of these executives, or in certain cases, if such executives terminate their employment with us, such executives will be entitled to receive certain severance and related payments. The maximum aggregate amount payable by us to Messrs. Borow, Buyko, Adamovich, Badlato and Caruso upon the termination of their respective employment agreements with us is $10.0 million.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

          Our information technology, or IT, systems are an integral part of our business. We depend on our IT systems for scheduling, sales order entry, purchasing, materials management, accounting and production functions. Our IT systems also allow us to ship products to our customers on a timely basis, maintain cost-effective operations and provide a high level of customer service. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities. A serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Due to the international nature of our business, political or economic changes could harm our future sales, expenses and financial condition.

          Our future sales, costs and expenses could be adversely affected by a variety of international factors, including:

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  changes in a country's or region's political or economic conditions;

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  longer accounts receivable cycles;

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  trade protection measures;

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  unexpected changes in regulatory requirements;

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  differing technology standards and/or customer requirements; and

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  import or export licensing requirements, which could affect our ability to obtain favorable terms for components or lead to penalties or restrictions.

          For fiscal 2009, sales of our products to foreign customers accounted for approximately 41% of our net sales. As of March 31, 2010, we employed approximately 700 employees overseas. In addition, a portion of our product and component manufacturing, along with key suppliers, is located outside of the United States, and also could be disrupted by some of the international factors described above.

Certain of our products may be controlled by the International Traffic in Arms Regulations and the Export Administration Regulations, which may adversely affect our business, results of operations and financial condition.

          We are subject to the International Traffic in Arms Regulations, or ITAR. The ITAR requires export licenses from the U.S. Department of State for products shipped outside the U.S. that have military or strategic applications. In this connection, we have filed certain Voluntary Disclosures with the Directorate of Defense Trade Controls, U.S. Department of State describing possible inadvertent violations involving, among other things, the unlicensed export of controlled products to end-users in a number of countries, including China and Russia. See "Business—Legal Proceedings". We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of a recently acquired company. These matters have been formally disclosed to the U.S. Department of State.

          Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired has violated the ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of our export privileges and criminal sanctions, which may have a material adverse effect on our business, results of operations and financial condition.

          We are also subject to the Export Administration Regulations, or EAR. The EAR regulates the export of certain "dual use" items and technologies and, in some instances, requires a license from the U.S. Department of Commerce.

We are exposed to foreign currency exchange rate risks that could adversely affect our business, results of operations and financial condition.

          We are exposed to foreign currency exchange rate risks that are inherent in our sales commitments, anticipated sales, and assets and liabilities that are denominated in currencies other than the U.S. dollar. Our exposure to foreign currency exchange rates relates primarily to the British pound and the Euro. For fiscal 2009, sales of our products to foreign customers accounted for approximately 41% of our net sales. In addition, a portion of our product and component manufacturing, along with key suppliers, are located outside of the United States. Failure to sufficiently hedge or otherwise manage foreign currency risks properly could have a material adverse effect on our business, results of operations and financial condition.

Compliance with and changes in environmental, health and safety laws regulating the present and past operations of our business and the business of predecessor companies could increase the costs of producing our products and expose us to environmental claims.

          Our business is subject to numerous federal, state, local and foreign laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, use, storage, transportation, treatment and disposal of, or exposure to, hazardous substances. Violations of such laws and regulations can lead to substantial fines and penalties and other civil or criminal sanctions. We incur costs associated with compliance with these laws and regulations and we face risks of additional costs and liabilities including those related to the investigation and remediation of, or claims for personal injuries or property damages associated with, past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination.

          In addition, future developments, such as changes in laws and regulations or the enforcement thereof, more stringent enforcement or interpretation thereof and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are materially compliant with all applicable current laws and regulations, any new or modified laws or regulations, or the discovery of any currently unknown non-compliance or contamination, could increase the cost of producing our products, which could have a material adverse effect on our business, results of operations and financial condition.

Efforts to comply with the Sarbanes-Oxley Act of 2002 will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

          The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the Securities and Exchange Commission that are applicable to us have increased the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We could experience greater outside and internal costs as a result of our continuing efforts to comply with the Sarbanes-Oxley Act, including Section 404.

          We believe that we will be able to timely meet our obligations under Section 404 and that our management will be able to certify as to the effectiveness of our internal control over financial reporting. The effort to prepare for these obligations may divert management's attention from other business concerns, which could adversely affect our operating performance. In addition, we may identify significant deficiencies or material weaknesses that we cannot remedy in a timely manner. In such event, we may be unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting.

We are subject to unanticipated market conditions that could adversely affect our available working capital and financial position.

          We hold investments in certain auction rate securities, or ARS. Beginning in February 2008, auctions for the resale of ARS have ceased to reliably support the liquidity of these securities. We cannot be certain that liquidity will be restored in the foreseeable future or at all. We may not be able to access cash by selling these securities for which there is insufficient demand without a loss of principal until a future auction for these investments is successful, a secondary market emerges, they are redeemed by their issuer or they mature. These securities are classified as non-current assets. In addition, the value of such investments could potentially be impaired on a temporary or other-than-temporary basis. If it is determined that the value of the investment is impaired on an other-than-temporary basis, we would be required to write down the investment to its fair value and record a charge to earnings for the amount of the impairment. As of March 31, 2010, we held ARS with a par value of $11.1 million and a fair value of $9.8 million.

Changes in tax rates or policies or changes to our tax liabilities could affect operating results.

          We are subject to taxation in the United States and various other countries, including the United Kingdom, Sweden and China. Significant judgment is required to determine and estimate our worldwide tax liabilities and our future annual and quarterly tax rates could be affected by numerous factors, including changes in the applicable tax laws, composition of earnings in countries or states with differing tax rates or our valuation and utilization of deferred tax assets and liabilities. In addition, we are subject to regular examination of our income tax returns by the Internal Revenue Service and other taxing authorities. Although we believe our tax estimates are reasonable, we regularly evaluate the adequacy of our provision for income taxes, and there can be no assurance that any final determination by a taxing authority will not result in additional tax liability which could have a material adverse effect on our results of operations.

Accounting standards periodically change and the application of our accounting policies and methods may require management to make estimates about matters that are uncertain.

          The regulatory bodies that establish accounting standards, including, among others, the Financial Accounting Standards Board and the SEC, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. The effect of such revised or new standards on our consolidated financial statements can be difficult to predict and can materially impact how we record and report our results of operations and financial condition. In addition, our management must exercise judgment in appropriately applying many of our accounting policies and methods so they comply with generally accepted accounting principles. In some cases, the accounting policy or method chosen might be reasonable under the circumstances and yet might result in our reporting materially different amounts than would have been reported if we had selected a different policy or method. Accounting policies are critical to fairly presenting our results of operations and financial condition and may require management to make difficult, subjective or complex judgments about matters that are uncertain.

Our operations are subject to business interruptions and casualty losses.

          Our business is subject to numerous inherent risks, particularly unplanned events such as inclement weather, explosions, fires, terrorist acts, other accidents, equipment failures and transportation interruptions. While our insurance coverage could offset losses relating to some of these types of events, our business, results of operations and financial condition could be materially adversely affected to the extent any such losses are not covered by our insurance.

Risks Related to Our Indebtedness

Instability in financial markets could adversely affect our ability to access additional capital.

          In recent years, the volatility and disruption in the capital and credit markets have reached unprecedented levels. If these conditions continue or worsen, there can be no assurance that we will not experience a material adverse effect on our ability to borrow money, including under our senior secured credit facility, or have access to capital, if needed. Although our lenders have made commitments to make funds available to us in a timely fashion, our lenders may be unable or unwilling to lend money. In addition, if we determine that it is appropriate or necessary to raise capital in the future, the future cost of raising funds through the debt or equity markets may be more expensive or those markets may be unavailable. If we were unable to raise funds through debt or equity markets, it could have a material adverse effect on our business, results of operations and financial condition.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

          We have a significant amount of indebtedness. As of March 31, 2010, on a consolidated pro forma basis after giving effect to this offering, we had $              million of debt outstanding, including approximately $511.8 million of secured debt under our senior secured credit facility, $              million of aggregate principal amount of senior notes under the indenture governing our senior notes and $              million of subordinated unsecured debt under our senior subordinated unsecured credit facility. Additionally, as of March 31, 2010 we had the ability to borrow an additional $50.0 million under the revolving portion of our senior secured credit facility.

          Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations;

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  increase our vulnerability to general adverse economic and industry conditions;

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  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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  place us at a competitive disadvantage compared to our competitors that have less debt;

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  limit our ability to borrow additional funds; and

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  adversely impact our ability to comply with the covenants and restrictions in our debt agreements, and, in turn, could result in a default under our debt agreements.

Increases in interest rates could increase interest costs under our senior secured credit facility.

          Our senior secured credit facility bears interest at variable rates. As of March 31, 2010, we had $511.8 million outstanding under the term loan portion of our senior secured credit facility, the un-hedged portion which is subject to variable interest rates. Each change of 1% in interest rates would result in a $1.7 million change in our annual interest expense on the un-hedged portion of the term loan borrowings and a $507,000 change in our annual interest expense on the revolving loan borrowings, assuming the entire $50.0 million under the revolving portion of our senior secured credit facility was outstanding. Any debt we incur in the future may also bear interest at variable rates.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

          We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt allow us to incur substantial amounts of additional debt, subject to certain limitations. For example, we have up to $50.0 million of availability under the revolving portion of our senior secured credit facility and we have the ability to increase the aggregate amount of our senior secured credit facility by up to an aggregate amount equal to the greater of (i) $75.0 million and (ii) such greater amount if as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio would be 3.75:1.00 or less after giving effect to such greater amount as if such greater amount were drawn in its entirety as of such date, in each case without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. If new indebtedness is added to our and our subsidiaries' current debt levels, the related risks that we and they now face would intensify.

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

          Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

          Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. In addition, to the extent we have consolidated excess cash flow, as defined in the credit agreement governing our senior secured credit facility, we must use specified portions of the excess cash flow to prepay the senior secured credit facility. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

          In addition, if for any reason we are unable to meet our debt service obligations, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under our senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds to us. In addition, if such a default were to occur, any amounts then outstanding under the senior subordinated unsecured credit facility or senior notes could become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, our assets may not be sufficient to repay in full the amounts owed to our debt holders.

Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing our senior notes impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

          Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing the senior notes contain restrictions on our activities, including but not limited to covenants that restrict us and our restricted subsidiaries, as defined in our senior subordinated unsecured credit facility, from:

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  incurring additional indebtedness and issuing disqualified stock or preferred stock;

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  making certain investments or other restricted payments;

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  paying dividends and making other distributions with respect to capital stock, or repurchasing, redeeming or retiring capital stock or subordinated debt;

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  selling or otherwise disposing of our assets;

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  under certain circumstances, issuing or selling equity interests;

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  creating liens on our assets;

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  consolidating or merging with, or acquiring in excess of specified annual limitations, another business, or selling or disposing of all or substantially all of our assets; and

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  entering into certain transactions with our affiliates.

          In addition, under our senior secured credit facility, we are required to comply with a maximum total leverage ratio test. If we fail to maintain compliance with the maximum total leverage ratio test under our senior secured credit facility and do not remedy any non-compliance through the issuance of additional equity interests pursuant to the limited cure right set forth therein, we will be in default. The senior secured credit facility also requires us to use specified portions of our consolidated excess cash flow, as defined in the agreement governing our senior secured credit facility, to prepay the senior secured credit facility.

          The restrictions in our senior secured credit facility, the senior subordinated unsecured credit facility and the indenture governing the senior notes may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may not be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, and we may not be able to refinance our debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing our senior notes. An event of default under our debt agreements could permit our lenders to declare all amounts borrowed from them to be due and payable.

Aeroflex Holding is a holding company with no significant business operations of its own and depends on its subsidiaries for cash.

          Aeroflex Holding is a holding company with no significant business operations of its own. Our subsidiaries conduct all of our operations and own substantially all of our assets. Dividends and cash from our subsidiaries will be our principal sources of cash to repay indebtedness and fund operations. Accordingly, our ability to repay our indebtedness and fund operations is dependent on the earnings and the distribution of funds from our subsidiaries. In addition, Aeroflex, our direct subsidiary and primary obligor under our outstanding indebtedness, is also dependent to a significant extent on the cash flow of its subsidiaries in order to meet its debt service obligations.

          The agreements governing our debt instruments significantly restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, some of our subsidiaries are subject to minimum regulatory capital requirements, which may limit their ability to pay dividends or distributions or make loans to us. Furthermore, our subsidiaries are permitted under the agreements governing our debt instruments to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

          Our subsidiaries are separate and distinct legal entities. Any right we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary's creditors, including trade creditors and holders of debt issued by that subsidiary.

Risks Related to the Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. If the stock price fluctuates after this offering, you could lose a significant part of your investment.

          Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price of $             per share was determined by negotiations between us, the selling stockholder and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. In addition, the underwriters have an option to purchase up to an additional                          shares of common stock from the selling stockholder. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including:

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  the failure of securities analysts to cover our common stock after this offering, or changes in financial estimates or recommendations by analysts;

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  actual or anticipated variations in our or our competitors' operating results;

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  failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;

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  future sales of our common stock;

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  investor perceptions of us and the industry;

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  the public's reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

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  general economic conditions; and

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  the other factors described elsewhere in these "Risk Factors".

          As a result of these factors, investors in our common stock may experience a decrease, which could be substantial, in the value of their investment, including decreases unrelated to our operating performance or prospects. In addition, the stock market has at certain times, including recently, experienced extreme price and volume fluctuations. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of publicly traded shares of a company, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources, which could materially and adversely harm our results of operations and financial condition.

We are controlled by the Sponsors, whose interests may not be aligned with yours.

          Prior to the completion of this offering, the Sponsors own more than 90% of the outstanding membership interests in our controlling stockholder, the parent LLC. Accordingly, after giving effect

to this offering, assuming an offering of                           million shares of our common stock by us and          million shares of our common stock by the selling stockholder, the Sponsors will indirectly control approximately         % of our common stock. As a result, our controlling stockholder will continue to be able to control the election of our directors, determine our corporate and management policies and determine without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, the limited liability company agreement of the parent LLC, as described under "Certain Relationships and Related Party Transactions", provides that the parent LLC may not permit us to take certain actions without the consent of each of the Sponsors. Seven of our eight directors are either employees of or advisors to the Sponsors, as described under "Management". The Sponsors will also have sufficient voting power to amend our organizational documents. The interests of the Sponsors may not coincide with the interests of other holders of our common stock.

          Additionally, each of the Sponsors is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our Amended and Restated Certificate of Incorporation will renounce our interest and expectancy in corporate opportunities identified by the parent LLC and certain other parties and by any member of our board of directors who is not an employee (other than opportunities presented to such directors in writing solely in their capacity as our director) and will provide that none of the parent LLC or certain other parties or any such member of our board of directors has any duty to disclose such potential corporate opportunities to us or refrain from competing with us, even if such opportunities are ones we or our subsidiaries might reasonably be deemed to have pursued or had the desire to pursue. Furthermore, the parent LLC and certain other parties and members of our board of directors who are not employees may take such corporate opportunities for themselves or offer them to other persons or entities. Our Sponsors may also consider combining our operations with those of another company. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

          In addition, our Amended and Restated Bylaws will provide that so long as the parent LLC owns a majority of our then outstanding common stock, the advance notice procedures for stockholder proposals will not apply to it. Amendment of certain provisions in our Amended and Restated Certificate of Incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least a majority of our then outstanding voting stock if the parent LLC owns a majority of our then outstanding common stock or the affirmative vote of at least 80% of our then outstanding voting stock if the parent LLC owns less than a majority of our then outstanding common stock. Amendments to certain other provisions of our Amended and Restated Certificate of Incorporation generally will require the affirmative vote of a majority of our then outstanding voting stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

          After completion of this offering, the parent LLC will control a majority of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, if more than

50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

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  the requirement that a majority of the Board of Directors consist of independent directors;

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  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

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  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

          Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Even if the Sponsors no longer control us in the future, certain provisions of our charter documents and financing agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price.

          Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will contain provisions that:

  •
  permit us to issue, without any further vote or action by our stockholders,                           shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

  •
  limit our stockholders' ability to call special meetings; and

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  make Section 203 of Delaware General Corporation Law applicable to business combinations with interested stockholders under certain circumstances.

          In addition, upon the occurrence of certain kinds of change of control events, (i) Aeroflex will be required to offer to repurchase outstanding senior notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase and (ii) amounts outstanding under our senior secured credit facility and senior subordinated unsecured credit facility will be accelerated. All of the foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

          Sales of a substantial number of shares of our common stock in the public market could occur at any time. The perception in the public market that our existing common stockholder, the parent LLC, might sell shares of common stock could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity

securities. Upon the consummation of this offering, we will have                           million shares of common stock outstanding, of which              million shares will be held by the parent LLC, constituting         % of our then outstanding common stock. We may sell additional shares of common stock in subsequent public or private offerings. We also may issue additional shares of common stock to finance future acquisitions. The parent LLC is a party to a registration rights agreement with us, which grants the parent LLC and the sponsors rights to require us to effect the registration of their shares of common stock. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, the parent LLC is entitled to include its shares of common stock in that registration as described under "Certain Relationships and Related Party Transactions".

          Prior to this offering, we and our existing holder of common stock will have agreed with the underwriters to a "lock-up" period, meaning that we and our current stockholder may not, subject to certain other exceptions, sell any shares of common stock without the prior written consent of Goldman, Sachs & Co. until approximately 180 days after the date of this prospectus. Goldman, Sachs & Co., on behalf of the underwriters, may, in their sole discretion, at any time or from time to time and without notice, waive the terms and conditions of the lock-up agreement. In addition, our current stockholder will be subject to the Rule 144 holding period requirement described in "Shares Eligible for Future Sale". When the lock-up agreements expire or are waived,              million shares of our common stock will become eligible for sale by the parent LLC in one or multiple transactions, in some cases subject to the requirements of Rule 144. The market price for shares of our common stock may drop significantly when the restrictions on resale by our existing stockholder lapses. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We do not intend to pay dividends on our common stock for the foreseeable future and the instruments governing our current indebtedness contain various covenants that may limit our ability to pay dividends.

          We do not intend to pay cash dividends on our common stock in the foreseeable future. Our board of directors may, in its discretion, modify or repeal our dividend policy. The declaration and payment of dividends depends on various factors, including: our net income, financial conditions, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock.

          The instruments governing our current indebtedness contain covenants which place limitations on the amount of dividends we may pay. See "Description of Indebtedness". In addition, under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of net profits for the then current and/or immediately preceding fiscal year.

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution because our existing holder of common stock paid substantially less than the initial public offering price for its shares.

          You will experience immediate and substantial dilution of $             in pro forma net tangible book value per share because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire, based on the net tangible book value per share as of March 31, 2010. This dilution is due in large part to the fact that our earlier investor paid substantially less than the initial public offering price when it purchased its shares.

We plan to issue options and/or restricted stock, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

          We expect to offer stock options, restricted stock and/or other forms of stock-based compensation to our directors, officers and employees, none of which will be vested at the time of this offering. If the options that we issue are exercised, or the restricted stock that we issue vests, and those shares are sold into the public market, the market price of our common stock may decline. In addition, the availability of shares of common stock for award under our equity incentive plan, or the grant of stock options, restricted stock or other forms of stock-based compensation, may adversely affect the market price of our common stock.

Goldman, Sachs & Co. will receive a portion of the offering proceeds through its indirect ownership of the parent LLC, the existing holder of all of our common stock, and through the prepayment of a portion of the senior subordinated unsecured term loans.

          Goldman, Sachs & Co. will receive a portion of the offering proceeds through its indirect ownership in the parent LLC, the existing holder of all of our common stock, and through the prepayment of the senior subordinated unsecured term loans. Goldman, Sachs & Co. is the manager of GS Direct, which indirectly will own         % of our common stock after giving effect to the consummation of this offering. GS Direct holds senior subordinated unsecured term loans. As a result, an affiliate of Goldman, Sachs & Co. will receive part of the proceeds of the offering by reason of the prepayment of senior subordinated unsecured term loans held by it. Accordingly, Goldman, Sachs & Co. may be deemed to receive financial benefits as a result of the consummation of this offering beyond the benefits customarily received by underwriters in similar offerings. See "Underwriting—Conflict of Interest".

FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements". All statements other than statements of historical fact are "forward-looking" statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward looking terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "should" or "will" or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" are forward-looking statements.

          We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

  •
  adverse developments in the global economy;

  •
  our inability to make payments on our significant indebtedness;

  •
  our dependence on growth in our customers' businesses;

  •
  our inability to remain competitive in the markets we serve;

  •
  our inability to continue to develop, manufacture and market innovative, customized products and services that meet customer requirements for performance and reliability;

  •
  any failure of our suppliers to provide us with raw materials and/or properly functioning component parts;

  •
  termination of our key contracts, including technology license agreements, or loss of our key customers;

  •
  our inability to protect our intellectual property;

  •
  our failure to comply with regulations such as International Traffic in Arms Regulations and any changes in regulations;

  •
  our exposure to auction rate securities and the impact this exposure has on our liquidity;

  •
  our failure to realize anticipated benefits from completed acquisitions, divestitures or restructurings, or the possibility that such acquisitions, divestitures or restructurings could adversely affect us;

  •
  the loss of key employees;

  •
  our exposure to foreign currency exchange rate risks;

  •
  terrorist acts or acts of war; and

  •
  other risks and uncertainties, including those listed under the caption "Risk Factors".

          Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

 MARKET RANKING AND INDUSTRY DATA

          This prospectus includes estimates of market share and industry data and forecasts that we obtained from industry publications and surveys, including market research firms and government sources, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, certain market and industry data included in this prospectus and our position and the positions of our competitors within these markets are based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate. These estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

          The Gartner, Inc. reports described herein, or Gartner, Inc. Reports, represent data, research opinion or viewpoints published by Gartner, Inc., a corporation organized under the laws of the State of Delaware, and its subsidiaries, and are not representations of fact. We assume sole responsibility for our selection of, and reliance upon, the Gartner, Inc. Reports. Gartner, Inc. assumes no responsibility for any investment decision by any investor.

TRADEMARKS AND TRADENAMES

          This prospectus contains registered and unregistered trademarks and service marks of us and our subsidiaries, as well as trademarks and service marks of third parties. All brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

 USE OF PROCEEDS

          We estimate that our net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $              million, assuming the shares are offered at $             per share, which is the midpoint of the estimated offering range set forth on the cover page of this prospectus.

          We intend to use the net proceeds as follows:

  •
  $              million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to redeem $              million in aggregate principal amount of the senior notes, at a redemption price of 111.750% plus accrued and unpaid interest to the redemption date;

  •
  $              million of the net proceeds will be used to make a capital contribution to Aeroflex to enable it to prepay $              million in aggregate principal amount of the senior subordinated unsecured term loans, at a prepayment price of 111.750% plus accrued and unpaid interest to the prepayment date;

  •
  $22.3 million of the net proceeds will be paid to affiliates of the Sponsors as a termination fee in connection with the termination of our advisory agreement with them; and

  •
  the remaining $         will be used for our general corporate purposes.

          The redemption of the senior notes described above will be made pursuant to a provision in the indenture governing the senior notes which will permit Aeroflex to redeem up to 35% of the aggregate principal amount of the senior notes with the net cash proceeds of this equity offering.

          The prepayment of the senior subordinated unsecured term loans described above will be made pursuant to a provision in the credit agreement governing the senior subordinated unsecured term loans which will permit Aeroflex to prepay up to 35% of the aggregate principal amount of the senior subordinated unsecured term loans with the net cash proceeds of this equity offering.

          We will not receive any of the proceeds from the common stock sold by the selling stockholder in this offering.

          As of March 31, 2010, there is $225.0 million aggregate principal amount of senior notes outstanding, which bear interest at a rate of 11.75% per annum and mature on February 15, 2015, and $160.8 million aggregate principal amount of the senior subordinated unsecured term loans outstanding (including the accrued paid-in-kind interest), which bear interest at a rate of 11.75% per annum and mature on February 15, 2015.

          GS Direct, one of the members of the parent LLC and an affiliate of Goldman, Sachs & Co., holds senior subordinated unsecured term loans, some of which are expected to be prepaid with a portion of the net proceeds from this offering. GS Direct will also receive a portion of the proceeds of the sale of shares by the parent LLC. As a result, Goldman, Sachs & Co. will receive part of the proceeds of the offering by reason of the prepayment of the senior unsecured term loans held by GS Direct and the sale of shares by the parent LLC. See "Underwriting—Conflict of Interest".

 DILUTION

          Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

          Our net tangible book value as of March 31, 2010 was a deficit of $646.2 million, or $             per share of common stock on a pro forma basis to reflect the stock split immediately prior to this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

          After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us, our net tangible book value, as adjusted, as of March 31, 2010 would have been $              million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per common share to our existing common stockholders and an immediate dilution of $              per common share to new investors purchasing our common stock in this offering. The following table illustrates this per share dilution to the later investors:

Initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2010
Increase per common share attributable to investors purchasing our common stock in this offering

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per common share to new investors purchasing our common stock in this offering	$

          The following table summarizes the differences between the number of shares of common stock purchased from us on a pro forma basis, the total consideration and the average price per share paid by our existing stockholder and by new investors before deducting the estimated underwriting discount and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholder			%	$		%	$
New investors purchasing common stock in this offering			%	$		%	$

Total			%	$		%	$

          The above discussion and tables are based on the number of shares outstanding at March 31, 2010 on a pro forma basis and excludes:

  •
  an aggregate of                          additional shares of our common stock that will be available for future awards pursuant to our equity incentive plan.

          Sales by the selling stockholder in this offering will cause the number of shares held by the existing stockholder to be reduced to                          shares or         % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase                          additional shares of our common stock from the selling stockholder in this offering, the number of shares held by the existing stockholder after this offering would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                           million shares of our common stock, or         % of the total number of shares of our common stock outstanding after this offering.

 DIVIDEND POLICY

          We do not intend to pay cash dividends on our common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

          In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2010:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to give effect to:

  •
  our             for 1 common stock split;

  •
  the sale of shares of common stock by us in this offering at an assumed initial public offering price of $              per share, the midpoint of the range set forth on the front cover page of this prospectus; and

  •
  the application of the net proceeds of this offering as described under "Use of Proceeds".

          This table should be read in conjunction with our consolidated financial statements and accompanying notes thereto, "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness" included elsewhere in this prospectus.

	As of March 31, 2010
	Actual	Pro Forma, As Adjusted
	(In thousands)

Debt:
Senior secured credit facility	511,801
Senior notes	225,000
Senior subordinated unsecured credit facility	160,827
Other indebtedness	1,085

Total debt	898,713
Stockholder's equity:
Common stock, $0.01 par value; 1000 shares authorized, 1 share issued and outstanding, actual, and shares authorized, shares issued and outstanding, as adjusted	135,647
Preferred stock, $0.01 par value; shares authorized, no shares issued and outstanding, actual and as adjusted	—

Total capitalization	$1,034,360	$

 SELECTED CONSOLIDATED FINANCIAL DATA

          The consolidated financial data set forth below as of and for fiscal 2009, the periods from August 15, 2007 through June 30, 2008 and July 1, 2007 through August 14, 2007, and fiscal 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data for the nine-month periods ended March 31, 2010 and 2009 have been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with the respective audited consolidated financial statements and, in the opinion of management, include all adjustments, including usual recurring adjustments, necessary for a fair presentation of that information for such periods. The financial data presented for the interim periods are not necessarily indicative of the results for the full year. The consolidated financial data set forth below as of and for fiscal 2005 and 2006 have been derived from audited consolidated financial statements that are not included in this prospectus.

          The consolidated financial statements presented for the nine-month periods ended March 31, 2010 and 2009, for the fiscal year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor Entity				Successor Entity
	Year Ended			Period July 1, 2007 through August 14, 2007	Period August 15, 2007 through June 30, 2008		Nine Months Ended
						Year Ended June 30, 2009
	June 30, 2005	June 30, 2006	June 30, 2007				March 31, 2009	March 31, 2010
(Amounts in thousands)							(unaudited)
Statement of Operations Data:
Net sales:
AMS	$208,013	$241,437	$266,515	$19,017	$283,695	$287,517	$208,564	$229,939
ATS	244,971	304,806	326,631	19,204	321,296	311,819	228,535	235,351

Total net sales	452,984	546,243	593,146	38,221	604,991	599,336	437,099	465,290
Gross profit:
AMS	102,818	120,492	133,863	8,164	114,644	134,239	98,191	112,487
ATS	111,956	141,439	150,314	7,196	137,394	150,866	108,932	129,398

Total gross profit	214,774	261,931	284,177	15,360	252,038	285,105	207,123	241,885
Adjusted operating income(1):
AMS	46,193	58,467	63,908	24	74,802	63,368	44,767	59,940
ATS	20,074	34,771	38,582	(7,582)	54,216	50,141	34,304	47,156
General corporate expense	(20,289)	(15,279)	(17,727)	(2,347)	(8,176)	(11,377)	(9,421)	(7,378)

Total adjusted operating income	45,978	77,959	84,763	(9,905)	120,842	102,132	69,650	99,718
Operating income (loss)	30,114	53,227	34,249	(21,258)	(69,490)	(19,209)	8,629	39,178
Income (loss) from continuing operations	17,430	33,748	8,794	(14,408)	(100,604)	(76,688)	(24,738)	(28,301)
Net income (loss)	17,041	26,959	4,926	(16,916)	(105,425)	(76,688)	(24,738)	(28,301)
Net income (loss) per share
Basic
Diluted
Other Financial Data:
Bookings	492,271	579,748	582,840	66,960	607,169	610,924	468,093	510,474
Backlog at end of period	197,440	230,944	222,729	251,478	251,038	271,931	285,494	317,017
Capital expenditures	15,486	15,365	18,427	1,088	13,179	18,717	12,958	13,176
Cash flows from operating activities	36,611	36,697	20,802	11,293	8,910	54,457	34,993	52,250
Cash flows from (used in) investing activities	(117,646)	(42,553)	(19,113)	8,406	(1,162,376)	(36,213)	(19,435)	(7,587)
Cash flows from (used in) financing activities	(4,039)	3,748	(793)	12,619	1,209,045	(5,914)	(4,469)	(4,012)
Adjusted EBITDA (unaudited)(2)			120,184	(7,156)	142,233	145,340	106,488	113,779

	Predecessor Entity			Successor Entity
	As of June 30, 2005	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008	As of June 30, 2009	As of March 31, 2009	As of March 31, 2010
Balance Sheet Data:
Cash and Cash equivalents	$12,974	$10,387	$13,000	$54,149	$57,748	$53,931	$96,348
Marketable securities (including non-current portion)	—	28,332	9,500	19,960	17,677	17,523	9,779
Working capital(3)	161,749	199,780	201,603	220,855	221,406	200,250	256,793
Total assets	589,849	633,391	674,396	1,478,999	1,361,597	1,366,651	1,318,681
Long-term debt (including current portion)(4)	4,824	4,165	3,583	878,811	889,348	886,596	898,713
Stockholders' equity	443,980	487,670	510,697	276,648	159,760	190,997	135,647

(1)
Represents the operating results of our two segments based upon pre-tax operating income, before costs related to amortization of acquired intangibles, share-based compensation, restructuring expenses, lease termination costs, merger related expenses, loss on liquidation of foreign subsidiary, impairment of goodwill and other intangibles, acquired in-process research and development costs, the impact of any acquisition-related adjustments and Going Private Transaction expenses. For a reconciliation of adjusted operating income to operating income calculated in accordance with GAAP, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Statements of Operations", beginning on page 56.

(2)
As used herein, "EBITDA" represents income (loss) from continuing operations plus (i) interest expense, (ii) provision for income taxes and (iii) depreciation and amortization.

We have included information concerning EBITDA in this prospectus because we believe that such information is used by certain investors, securities analysts and others as one measure of an issuer's performance and historical ability to service debt. In addition, we use EBITDA when interpreting operating trends and results of operations of our business. EBITDA is also widely used by us and others in our industry to evaluate and to price potential acquisition candidates. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to, or more meaningful than, earnings from operations, cash flows from operations or other traditional GAAP indications of an issuer's operating performance or liquidity. EBITDA has important limitations as an analytical tool and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. For example, EBITDA:

•
excludes certain tax payments that may represent a reduction in cash available to us;

•
does not consider capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•
does not reflect changes in, or cash requirements for, our working capital needs; and

•
does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt.

We also provide information with respect to Adjusted EBITDA in this prospectus. The calculation of Adjusted EBITDA is based on the definition in the credit agreement governing our senior secured credit facility and is not defined under U.S. GAAP. Our use of the term Adjusted EBITDA may vary from others in our industry. Adjusted EBITDA is not a measure of operating income (loss), performance or liquidity under U.S. GAAP and is subject to important limitations. We use Adjusted EBITDA in assessing covenant compliance under our senior secured credit facility and we believe its inclusion is appropriate to provide additional information to investors. In calculating Adjusted EBITDA, we add back certain non-cash, non-recurring or other items that are included in EBITDA and/or net income (loss). For instance, Adjusted EBITDA:

•
does not include share-based employee compensation expense, goodwill impairment charges and other non-cash charges;

•
does not include restructuring costs incurred to realize future cost savings that enhance our operations;

•
does not include the impact of business acquisition purchase accounting adjustments;

•
does not reflect Going Private Transaction expenses and merger related expenses, including advisory fees that have been paid to the Sponsors following the consummation of the Going Private Transaction. See "Certain Relationships and Related Party Transactions"; and

•
includes other adjustments required in calculating our debt covenant compliance such as adding pro forma savings from restructuring activities, eliminating loss on liquidation of foreign subsidiary, eliminating one-time non-cash inventory adjustments and adding pro forma EBITDA, for periods prior to the acquisition date, for companies acquired during the applicable year.

  This prospectus also includes information concerning Adjusted EBITDA margin, which is defined as the ratio of Adjusted EBITDA to net sales. We present Adjusted EBITDA margin because it is used by management as a performance measurement to judge the level of Adjusted EBITDA generated from net sales in our segments and we believe its inclusion is appropriate to provide additional information to investors.

  The following table is a reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods indicated:

	Predecessor Entity		Successor Entity
		Period July 1, 2007 through August 14, 2007	Period August 15, 2007 through June 30, 2008		Nine Months Ended
	Year Ended June 30, 2007			Year Ended June 30, 2009
					March 31, 2009	March 31, 2010
					(unaudited)
	(In thousands)
Income (loss) from continuing operations	$8,794	$(14,408)	$(100,604)	$(76,688)	$(24,738)	$(28,301)
Interest expense	672	275	74,658	83,823	63,031	63,272
Provision (benefit) for income taxes	24,935	(6,831)	(38,927)	(15,332)	(17,298)	4,908
Depreciation and amortization	30,142	3,662	93,032	84,426	63,659	62,178

EBITDA (unaudited)	64,543	(17,302)	28,159	76,229	84,654	102,057
Non-cash purchase accounting adjustments	—	57	66,453	2,749	2,531	342
Merger related expenses	30,584	5,036	36,585	4,283	3,621	2,111
Restructuring costs and related pro forma savings from such activities(a)	9,240	4,189	7,407	10,159	6,667	356
Share-based compensation(b)	4,084	214	3,123	1,955	1,466	1,563
Non-cash loss on liquidation of foreign subsidiary	—	—	—	3,112	2,250	7,696
Pro forma savings from management restructuring(c)	8,300	75	525	—	—	—
Impairment of goodwill and other intangibles	—	—	—	41,225	—	—
Other defined adjustments(d)	3,433	575	(19)	5,628	5,299	(346)

Adjusted EBITDA (unaudited)	$120,184	$(7,156)	$142,233	$145,340	$106,488	$113,779

Adjusted EBITDA margin	20.3%	*	23.5%	24.2%	24.4%	24.3%

    *Not meaningful.

  (a)
  Primarily reflects costs associated with the reorganization of our U.K. operations and the pro forma savings related thereto. Pro forma savings reflects the amount of costs that we estimate would have been eliminated during the fiscal year in which a restructuring occurred had the restructuring occurred as of the first day of that fiscal year.

  (b)
  Reflects non-cash share-based employee compensation.

  (c)
  Primarily reflects pro forma savings related to the retirement of the former chairman of Aeroflex and modifications to executive compensation arrangements upon the consummation of the Going Private Transaction.

  (d)
  Reflects other adjustments required in calculating our debt covenant compliance. These other defined items include non-cash inventory adjustments for a discontinued product and pro forma EBITDA for periods prior to the acquisition dates for companies acquired during our fiscal year.

(3)
Working capital is defined as current assets less current liabilities.

(4)
We intend to use the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to redeem $              million of the senior notes and prepay $              million of the senior subordinated unsecured term loans. See "Use of Proceeds".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The statements in the discussion and analysis regarding our expectations regarding the performance of our business and any forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Forward-Looking Statements" and "Risk Factors". Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled "Risk Factors", "Selected Consolidated Financial Data" and our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.

Overview

          We are a leading global provider of RF and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

The Going Private Transaction

          Since our formation in May 2007, we have been a wholly-owned subsidiary of the parent LLC. On August 15, 2007, we acquired Aeroflex. Following the Going Private Transaction, Aeroflex became our wholly-owned subsidiary. The merger agreement also provided that all of Aeroflex's stock options were canceled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex's common stock underlying the options multiplied by the amount, if any, by which $14.50 exceeded the exercise price of the option, without interest and less any applicable withholding taxes. The aggregate merger consideration paid to Aeroflex's shareholders and stock option holders was approximately $1.1 billion.

          The Going Private Transaction was funded by:

  •
  equity investments in Aeroflex Holding of approximately $378.4 million by affiliates of, or funds managed by, the Sponsors and certain members of our management;

  •
  borrowings under a senior secured credit facility, consisting of $525.0 million under our term loan facility;

  •
  borrowings under an exchangeable senior unsecured credit facility, consisting of a $225.0 million term loan facility; and

  •
  borrowings under an exchangeable senior subordinated unsecured credit facility, consisting of a $120.0 million term loan facility.

          Upon the closing of the Going Private Transaction, we paid severance of approximately $6.7 million, $18.6 million of transaction expenses, a $22.0 million advisory fee to the Sponsors or their affiliates and $18.3 million in financing costs.

          In addition, upon the closing of the Going Private Transaction, we entered into an advisory agreement with the designated affiliates of the Sponsors under which the affiliates of the Sponsors provide certain advisory services to us. We pay an annual advisory fee in the aggregate amount of the greater of $2.2 million, or 1.8% of Adjusted EBITDA for the prior fiscal year, and transaction fees on all future financings and liquidity events. The advisory agreement has an initial term expiring on December 31, 2013 and will be automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The annual advisory fees expensed in fiscal 2009 were $2.3 million. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

          The Going Private Transaction constituted a change in control. We allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Independent third-party appraisers were engaged to assist management in performing valuations of certain of the tangible and intangible assets acquired.

          Our consolidated financial statements presented as of June 30, 2009 and 2008, and for the fiscal year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 represent the results of Aeroflex Holding, which was formed in connection with the Going Private Transaction, together with its consolidated subsidiaries. Aeroflex Holding is referred to after the Going Private Transaction as the Successor or Successor Entity. The consolidated financial statements as of and for periods prior to August 15, 2007 represent Aeroflex's results prior to the Going Private Transaction, and we refer to Aeroflex prior to the Going Private Transaction as the Predecessor or Predecessor Entity. The purchase method of accounting was applied effective August 15, 2007 in connection with the Going Private Transaction. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          On September 21, 2007, Aeroflex entered into a $120.0 million senior subordinated unsecured credit facility to refinance its $120.0 million exchangeable senior subordinated unsecured credit facility. On August 7, 2008, Aeroflex issued the senior notes to refinance the $225.0 million exchangeable senior unsecured credit facility.

          On January 21, 2009, the SEC declared effective Aeroflex's exchange offer registration statement, which resulted in an exchange of securities pursuant to which the unregistered unsecured senior notes were exchanged for publicly registered 11.75% unsecured senior notes due February 15, 2015 with substantially identical terms as the exchanged notes.

Factors and Trends That Affect Our Results of Operations

          In reading our consolidated financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance.

  Revenue.

          From fiscal 2005 to fiscal 2008, our sales grew from $453.0 million to $643.2 million, representing a compound annual growth rate of 12.4%. In fiscal 2009, our sales decreased 7% to $599.3 million, due to the global economic downturn and related credit crisis that affected the entire microelectronics and test and measurement equipment industries. With a significant portion of our revenues generated from the space, avionics and defense markets, particularly the electronics portion of the U.S. government's defense budget, even with the reduction in sales, we believe we generally outperformed our competitors in these industries over the last fiscal year. Despite continued weak economic conditions, our backlog of $317.0 million at March 31, 2010 increased 11% compared to March 31, 2009.

          We often design and develop platform-specific and customized products for our customers. As a result, and based on our long-term relationships and knowledge of customers' buying patterns, we believe that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales in the twelve months ended March 31, 2010. If we are a primary supplier, generally the customer will use two to three suppliers to satisfy its requirements for that product. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization. While the composition of our top ten customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. Although our product offerings and customer base are broad and diverse, sales derived from our ten largest customers as a percentage of our net sales was 41% in fiscal 2009, 38% in fiscal 2008 and 32% in fiscal 2007. No single customer exceeded 10% of our net revenue in fiscal 2009, fiscal 2008 or fiscal 2007.

          There are many factors that impact our sales. Some are outside of our direct control, such as changes in government spending on space, avionics and defense, exchange rate fluctuations or general economic conditions. For those factors outside of our direct control, we attempt to respond quickly to changes to minimize the risk of adverse consequences. For instance, in fiscal 2009, as we realized the likely depth of the economic recession, we acted to reduce costs and streamline operations, ultimately down-sizing part of our RF and microwave products, or RFMW, reporting unit in the U.S. Additionally, in fiscal 2009, we continued to rationalize our UK operations by combining our three manufacturing operations into one location. These actions reduced our cost structure and improved profitability.

          Other factors are within our control, such as our pricing strategies and our product development focus. We constantly reassess our markets, and evaluate potential new end markets for our technologies. Two areas of particular focus for us are space-based electronics and commercial wireless, specifically testing of wireless products and systems. In the satellite area, we are continuing to focus on moving up the value chain by moving from chip or component level products to systems level products. For example, in the satellite area, for the period 2007-2009, our average dollar content per satellite was approximately $4.7 million out of total satellite cost of $289 million. That compared with an average dollar content of $1.4 million on satellite costs of $135 million in 2001-2003. In the wireless test markets, we believe that newly developed wireless products position us well to benefit from the roll-out of new 4G technologies, especially the standard known as LTE. Due to our many years of experience in our markets, we often are part of our customers' fundamental design strategies, which gives us greater visibility into potential products and markets.

  Gross Margin.

          One of our objectives is to maintain and improve our gross margin, which is our gross profit expressed as a percentage of our revenue. Our gross margins calculated in accordance with GAAP were 47.6% in fiscal 2009, 41.6% in fiscal 2008 and 47.9% in fiscal 2007. Excluding the impact of adjustments permitted by the credit agreement governing our senior secured credit facility in calculating compliance with debt covenants, in the last three fiscal years our gross margins were 48.0% in fiscal 2009, 48.1% in fiscal 2008 and 47.9% in fiscal 2007. In general, we seek to introduce products that are valued by our customers for their ability to address technically challenging applications where performance and reliability are the highest priorities. We also seek continuously to reduce our costs and to improve the efficiency of our manufacturing operations, such as with the restructuring activities undertaken in the UK.

          Our gross margin in any period is significantly affected by product mix, that is, the percentage of our revenue in that period that is attributable to higher or lower margin products and to a lesser extent, by pricing. Additional factors affecting our gross margins include changes in the costs of materials and labor, changes in cost estimates for contracts for which revenue is recognized on a percentage of completion basis, variations in overhead absorption rates and other manufacturing efficiencies, and numerous other factors, some of which are not within our control.

  Selling, General & Administrative Costs.

          Our selling, general and administrative costs consist of all expenditures incurred in connection with the sales and marketing of our products as well as administrative overhead costs.

          Changes in selling, general and administrative costs as a percent of sales have historically been modest as we have historically focused on controlling our costs. On a GAAP basis, our selling, general and administrative costs as a percentage of sales has decreased from 21.9% to 21.4% in the last three fiscal years. Excluding the impact of adjustments permitted by the credit agreement governing our senior secured notes in calculating compliance with debt covenants, selling, general and administrative costs as a percent of sales has decreased from 21.2% to 20.1% over the last three fiscal years. To help reduce the adverse impact on profitability resulting from the recent economic downturn, we froze salaries at the beginning of fiscal year 2010 at their fiscal 2009 levels and suspended the match to our 401(k) plan. We intend to reinstate the match to our 401(k) plan, albeit at a reduced level, and resume salary increases in fiscal 2010.

  Research and Development.

          Research and development expenses consist of costs related to direct product design, development and process engineering. The level of research and development expense is related to the number of products in development, the state of development process, the complexity of the underlying technology, the potential scale of the product upon successful commercialization, the level of our exploratory research and the extent to which product development and similar costs are recoverable under contractual arrangements. We generally conduct such activities in collaboration with our customers, which provides better visibility to areas we believe will accelerate our longer term sales growth. Our basic technologies have been developed through a combination of internal development, acquisitions of businesses with technologies in similar or adjacent fields and, more recently, through licenses. Our recent acquisitions have been more of a "tuck-in" nature, demonstrative of a business philosophy that is not hesitant to acquire a business when it is more cost efficient to buy technology than to develop it. Licenses have primarily been used to access technology geared to a commercial application that we can translate to a radiation hardened application for use in space.

  Acquisitions and Restructurings.

          Since 1991, we have completed 27 acquisitions and divested a number of businesses that were non-core to our operations. During the three year period covered by the audited financial statements included elsewhere in this prospectus, we made the following acquisitions:

Date	Acquisition	Description
April 2007	MicroMetrics	RF/microwave diodes and semiconductor devices
October 2007	Test Evolution	Automated test equipment
June 2008	Gaisler Research	Radiation-tolerant ICs
February 2009	Hi-Rel Components	High reliability engineered components
March 2009	VI Technologies	Multimedia test equipment
June 2009	Airflyte Electronics	Slip rings for motion control products
May 2010	Willtek Communications	Wireless test equipment

In addition, in 2007 we were ourselves acquired and taken private. The application of purchase accounting is, therefore, pervasive throughout our consolidated financial statements, most notably in the balance sheet's amortizable and non-amortizable intangible asset accounts and in the statement of operations' cost of sales, Going Private Transaction expense, amortization of intangibles and write-off of acquired in-process research and development accounts.

          Acquired businesses often require restructuring activities to better align their on-going operations with those of our company and to improve their profitability. The majority of the restructuring charges contained in our consolidated financial statements relate to activities taken to consolidate our acquired UK manufacturing operations.

          For a discussion of the adjustments permitted by the credit agreement governing our senior secured credit facility, see footnote 2 to the table under "Prospectus Summary—Summary Consolidated Financial Data".

          Interest expense.    In connection with the Going Private Transaction, we incurred $870.0 million of debt to finance the acquisition of Aeroflex. This additional debt increased our interest expense from $672,000 in fiscal 2007 to $83.8 million in fiscal 2009. Scheduled principal payments on this debt are $5.3 million per year with the final balance of the debt due in fiscal 2015. A portion of this debt is subject to variable interest rates. See "—Qualitative and Quantitative Information About Market Risk".

          We intend to redeem or prepay a portion of our debt with the proceeds of this offering. See "Use of Proceeds". Until the debt is repaid from the proceeds of equity offerings and cash generated from our operations, interest expense will continue to significantly impact our net income and cash flow.

          Income taxes.    As a multi-national company, we are subject to income taxes in the U.S. and certain foreign jurisdictions. As earnings from our foreign operations are repatriated to the U.S., we will be subject to U.S. income taxes on those amounts. Generally, the U.S. taxes are reduced by a credit for foreign income taxes paid on these earnings which avoids double taxation.

          The U.S. foreign tax credit is subject to certain limitations, in particular the existence of an overall foreign profit, which is net of an allocation of our interest expense, among other items. Primarily due to the significant amount of interest expense associated with our debt, we currently believe we will have an overall cumulative foreign loss for U.S. income tax purposes at the end of fiscal 2010. Therefore, our consolidated tax provision includes both foreign and U.S. taxes on our foreign income without the benefit of the foreign tax credit. This situation significantly increases our effective tax rate.

          If and when the factors causing the limitation of the foreign tax credit change, we will recognize some or all of the benefit from the foreign tax credit. In this regard, we intend that the proceeds of equity offerings and the projected cash generated from our operations will be available to substantially reduce our debt and cause a sufficient reduction of the interest expense allocated to our foreign source income and, in turn, allow us to realize a benefit from the foreign tax credit.

Critical Accounting Policies and Estimates

          Our financial statements are prepared in conformity with U.S. GAAP. We consolidate our subsidiaries, all of which, except for Test Evolution Corporation, are wholly owned. All significant intercompany balances and transactions have been eliminated.

          The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires our management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in our consolidated financial statements are revenue and cost recognition under long-term contracts; the valuation of accounts receivable, inventories, investments and deferred tax assets; the depreciable lives of fixed assets and useful lives of amortizable intangible assets; the valuation of assets acquired and liabilities assumed in business combinations; the recoverability of long-lived amortizable intangible assets, tradenames and goodwill; share-based compensation; restructuring charges; asset retirement obligations; fair value measurement of financial assets and liabilities and certain accrued expenses and contingencies.

          We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant them. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

  Revenue Recognition

          We recognize revenue, net of trade discounts and allowances, when:

  •
  persuasive evidence of an arrangement exists,

  •
  delivery of the product has occurred or the services have been performed,

  •
  the selling price is fixed or determinable, and

  •
  collectability of the resulting receivable is reasonably assured.

          Our product revenue is generated predominantly from the sales of various types of microelectronic products and test and measurement equipment. For arrangements other than certain long-term contracts, revenue (including shipping and handling fees) is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer's delivery site, recognition of the revenue is deferred until that time. Certain of our sales are to distributors, which have a right to return some portion of product within specified periods from delivery. We recognize revenue on these sales at the time of shipment to the distributor, as the returns under these arrangements have historically been insignificant and can be reasonably estimated. A provision for such estimated returns is recorded at the time revenues are recognized. For transactions that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met.

          Long-term contracts are accounted for by determining estimated contract profit rates and use of the percentage-of-completion method to recognize revenues and associated costs as work progresses. We measure the extent of progress toward completion generally based upon one of the following methods (based upon an assessment of which method most closely aligns to the underlying earnings process):

  •
  the units-of-delivery method,

  •
  the cost-to-cost method (using the ratio of contract costs incurred as a percentage of total estimated costs at contract completion based upon engineering and production estimates), or

  •
  the achievement of contractual milestones.

Provisions for anticipated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such anticipated losses or revisions become evident.

          Where an arrangement includes only a software license, revenue is recognized when the software is delivered and title has been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether persuasive evidence of an arrangement exists, collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist for which a portion of the total fee would be allocated based on vendor-specific objective evidence of the fair value of the undelivered element. When a customer purchases software together with post contract support, we allocate a portion of the fee to the post contract support for its fair value based on the contractual renewal rate. Post contract support fees are deferred in Advance Payments by Customers and Deferred Revenue in the consolidated balance sheets, and recognized as revenue ratably over the term of the related contract.

          Service revenue is derived from extended warranty, customer support and training. Service revenue is deferred and recognized over the contractual term or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual term, while training revenue is recognized as the training is provided to the customer. In addition, the four revenue recognition criteria described above must be met before service revenue is recognized.

          We use vendor-specific objective evidence of selling price, verifiable objective evidence of selling price, such as third party selling prices, or estimated selling price, in that order, to allocate revenue to elements in multiple element arrangements. Revenue is recognized on only those elements that meet the four criteria described above.

          At March 31, 2010, we have $29.0 million in Advance Payments by Customers and Deferred Revenue, which is comprised of $14.2 million of customer advance payments primarily for the purchase of materials, $8.1 million of deferred service and software support revenue, $4.0 million of deferred warranty revenue and $2.7 million of revenue deferred due to software arrangements for which there is no vendor specific objective evidence of fair value of the undelivered elements of the arrangements, contingent revenue, billings for which the related product has not been delivered or product delivered to a customer that has not been accepted or is incomplete. We generally sell non-software service and extended warranty contracts on a standalone basis. The amount of deferred revenue at March 31, 2010 derived from non-software multiple element arrangements was insignificant.

          The adoption on July 1, 2009 of the guidance issued by the Financial Accounting Standards Board, or FASB, in Accounting Standard Updates 2009-13 and 2009-14 did not have a material impact on our pattern or timing of revenue recognition and is not expected to have a material impact on revenues in future periods. We have one test equipment product line, which includes software that is more than incidental to the hardware component that, prior to July 1, 2009, was accounted for as a software product for revenue recognition purposes. Effective July 1, 2009, the new revenue recognition guidance provides that products such as these that contain software which is essential to overall product functionality are outside the scope of software revenue recognition guidance and are now accounted for under new rules pertaining to revenue arrangements with multiple deliverables. Although this change had no impact on revenue recognized for the nine months ended March 31, 2010, if this product were delivered in a multiple element arrangement in the future, certain revenue recognition could be accelerated. We do not believe that this will result in a material impact on our revenues.

  Acquisition Accounting

          We use the purchase method to account for business combinations, whereby the total cost of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The allocation of the purchase price is dependent upon certain valuations and other studies, which contain estimates and assumptions.

  Long-Lived Assets

          Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Indefinite-lived intangible assets consist of tradenames. Goodwill and indefinite-lived intangible assets are not amortized. Definite-lived intangible assets primarily consist of customer related intangibles and developed technology, which are amortized on a straight-line basis over periods ranging up to 11 years.

          We assess goodwill and indefinite-lived intangibles at least annually for impairment as of June 30, or more frequently if certain events or circumstances indicate an impairment may have occurred. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. Impairment testing is performed in two steps: we first determine if there is an impairment by comparing the fair value of a reporting unit with its carrying value and then if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of the reporting unit's goodwill (the excess of the fair value of the reporting unit over the fair value of its net identifiable assets) with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

          Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to assist us in estimating fair values. To determine fair value of the reporting unit, we generally use an income approach. We use a market approach to assess the reasonableness of the results of the income approach. Under the income approach, we determine fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

          The key estimates and factors used in the income approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value and the weighted-average cost of capital used to discount future cash flows. The fiscal 2009 compound annual growth rate of sales for the first 6 years of our projections ranged between 4% and 24%. The fiscal 2008 compound annual growth rate of sales for the first 6 years of our projections ranged between 1% and 15%. The terminal growth rates were projected at 5% after between 7 to 10 years in fiscal 2009 as compared with 5% after between 9 to 11 years in fiscal 2008, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 14% to 19% in fiscal 2009 as compared with 13% to 16% in fiscal 2008. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

          To determine fair value of indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

          We review other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

          Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on a straight-line basis. Leasehold improvements are amortized over the life of the lease, including anticipated renewals, or the estimated life of the asset, whichever is shorter.

  Income Taxes

          We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Foreign Currency Translations

          The financial statements of our foreign subsidiaries are measured in their local currency and then translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing throughout the year.

          Gains and losses resulting from the translation of financial statements of foreign subsidiaries are accumulated in other comprehensive income (loss) and presented as part of stockholder's equity. Realized and unrealized foreign currency exchange gains (losses) from the settlement of foreign currency transactions are reflected in other income (expense) and amounted to $(692,000), $9.0 million, $2.3 million, $193,000 and $(1.3 million) for the nine months ended March 31, 2010, the fiscal year ended June 30, 2009, the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively.

  Financial Instruments and Derivatives

          Foreign currency contracts are used in certain circumstances to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. Thus the change in fair value is included in income as it occurs, within other income (expense) in the consolidated statement of operations.

          Our interest rate swap derivatives are designated as cash flow hedges. As such, they are recorded on the balance sheet as assets or liabilities at their fair value, with changes in the fair value of such derivatives, net of taxes, recorded as a component of other comprehensive income.

Results of Operations

          For comparative purposes, in this Management's Discussion and Analysis of Financial Condition and Results of Operations, we have combined the Predecessor period from July 1, 2007 to August 14, 2007 with the Successor period from August 15, 2007 to June 30, 2008 to form the fiscal year ended June 30, 2008. This combination is not a GAAP presentation as it combines periods with different bases of accounting. However, we believe this presentation is useful to the reader as a comparison to the Successor period for the fiscal year ended June 30, 2009.

          The following table sets forth our historical results of operations as a percentage of net sales for the periods indicated below:

						Nine Months Ended
			Non-GAAP combined Predecessor and Successor
	Predecessor Entity			Successor Entity
	Year Ended June 30, 2007	Period July 1, 2007 through August 14, 2007	Year Ended June 30, 2008	Period August 15, 2007 through June 30, 2008	Year Ended June 30, 2009	March 31, 2009	March 31, 2010
						(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of sales	52.1	59.8	58.4	58.3	52.4	52.6	48.0

Gross profit	47.9	40.2	41.6	41.7	47.6	47.4	52.0

Operating expenses:
Selling, general and administrative costs	21.8	49.8	21.8	20.0	21.4	22.1	20.0
Research and development costs	12.9	31.9	12.8	11.6	11.7	11.9	11.9
Amortization of acquired intangibles	2.2	4.4	11.6	12.1	10.5	10.9	10.0
Loss on liquidation of foreign subsidiary	—	—	—	—	—	—	1.7
Acquired in-process research and development costs	—	—	3.9	4.1	0.3	0.5	—
Going Private Transaction expenses	5.2	9.7	5.6	5.4	—	—	—
Impairment of goodwill and other intangibles	—	—	—	—	6.9	—	—

Total operating expenses	42.1	95.8	55.7	53.2	50.8	45.4	43.6

Operating income (loss)	5.8	(55.6)	(14.1)	(11.5)	(3.2)	2.0	8.4
Interest expense	(0.1)	(0.7)	(11.7)	(12.3)	(14.0)	(14.4)	(13.6)
Other income (expense), net	—	0.7	0.8	0.7	1.8	2.8	0.2

Income (loss) from continuing operations before income taxes	5.7	(55.6)	(25.0)	(23.1)	(15.4)	(9.6)	(5.0)
Provision (benefit) for income taxes	4.2	(17.9)	(7.2)	(6.5)	(2.6)	(3.9)	1.1

Income (loss) from continuing operations	1.5	(37.7)	(17.8)	(16.6)	(12.8)	(5.7)	(6.1)
Discontinued operations, net of tax	(0.7)	(6.6)	(1.1)	(0.8)	—	—	—

Net income (loss)	0.8%	(44.3)%	(18.9)%	(17.4)%	(12.8)%	(5.7)%	(6.1)%

Statements of Operations

          Management evaluates the operating results of our two segments based upon adjusted operating income, which is pre-tax operating income before costs related to amortization of acquired intangibles, share-based compensation, restructuring expenses, lease termination costs, merger related expenses, loss on liquidation of foreign subsidiary, impairment of goodwill and other intangibles, acquired in-process research and development costs, the impact of any acquisition related adjustments and Going Private Transaction expenses. We have set out below our adjusted operating income (loss) by segment and in the aggregate, and have provided a reconciliation of operating income (loss) to adjusted operating income (loss) for the periods presented.

						Nine Months Ended
			Non-GAAP combined Predecessor and Successor
	Predecessor Entity			Successor Entity
	Year Ended June 30, 2007	Period July 1, 2007 through August 14, 2007	Year Ended June 30, 2008	Period August 15, 2007 through June 30, 2008	Year Ended June 30, 2009	March 31, 2009	March 31, 2010
						(unaudited)
(Amounts in thousands)
Net sales:
AMS	$266,515	$19,017	$302,712	$283,695	$287,517	$208,564	$229,939
ATS	326,631	19,204	340,500	321,296	311,819	228,535	235,351

Net sales	$593,146	$38,221	$643,212	$604,991	$599,336	$437,099	$465,290

Segment adjusted operating income:
— AMS	$63,908	$24	$74,826	$74,802	$63,368	$44,767	$59,940
— ATS	38,582	(7,582)	46,634	54,216	50,141	34,304	47,156
— General corporate expense	(17,727)	(2,347)	(10,523)	(8,176)	(11,377)	(9,421)	(7,378)

Adjusted operating income (loss)	84,763	(9,905)	110,937	120,842	102,132	69,650	99,718
Amortization of acquired intangibles:
— AMS	(1,911)	(279)	(44,364)	(44,085)	(36,635)	(27,968)	(26,312)
— ATS	(11,095)	(1,413)	(30,404)	(28,991)	(26,327)	(19,578)	(20,215)
Share-based compensation:
— AMS	(965)	(83)	(83)	—	—	—	—
— ATS	(958)	95	95	—	—	—	—
— Corporate	(2,161)	(226)	(3,349)	(3,123)	(1,955)	(1,466)	(1,563)
Restructuring charges:
— AMS	—	—	(414)	(414)	—	—	—
— ATS	(2,840)	(3,778)	(10,359)	(6,581)	(4,102)	(2,792)	(356)
Lease termination costs:
— ATS	—	(576)	(576)	—	—	—	—
Merger related expenses — Corporate	—	(1,319)	(5,411)	(4,092)	(4,283)	(3,621)	(2,111)
Loss on liquidation of foreign subsidiary-ATS	—	—	—	—	—	—	(7,696)
Impairment of goodwill and other intangibles:
— AMS	—	—	—	—	(41,225)	—	—
Acquired in-process R&D costs:
— AMS	—	—	(16,335)	(16,335)	(1,665)	(1,665)	—
— ATS	—	—	(8,640)	(8,640)	—	(626)	—
Current period impact of acquisition related adjustments:
Inventory — AMS	—	(57)	(23,874)	(23,817)	—	—	(246)
Inventory — ATS	—	—	(15,151)	(15,151)	(668)	—	—
Depreciation — AMS	—	—	(1,025)	(1,025)	(1,143)	(857)	(791)
Depreciation — ATS	—	—	(2,882)	(2,882)	(2,702)	(2,043)	(989)
Depreciation — Corporate	—	—	(193)	(193)	(220)	(165)	(165)
Deferred revenue — ATS	—	—	(2,510)	(2,510)	(416)	(240)	(96)
Going Private Transaction expenses	(30,584)	(3,717)	(36,210)	(32,493)	—	—	—

Operating income (loss)	34,249	(21,258)	(90,748)	(69,490)	(19,209)	8,629	39,178
Interest expense	(672)	(275)	(74,933)	(74,658)	(83,823)	(63,031)	(63,272)
Other income (expense), net	152	294	4,911	4,617	11,012	12,366	701

Income (loss) from continuing operations before income taxes	$33,729	$(21,239)	$(160,770)	$(139,531)	$(92,020)	$(42,036)	$(23,393)

  Nine Months Ended March 31, 2010 Compared to Nine Months Ended March 31, 2009

          Net Sales.    Net sales increased 6% to $465.3 million for the nine months ended March 31, 2010 from $437.1 million for the nine months ended March 31, 2009.

          Net sales in the AMS segment increased 10% to $229.9 million for the nine months ended March 31, 2010 from $208.6 million for the nine months ended March 31, 2009. The increase in net sales was primarily volume driven. Specific variances include a $10.4 million increase in sales of microelectronic modules; a $9.3 million increase in sales of ICs; and sales of $8.2 million from Airflyte Electronics, acquired in June 2009. Net sales were partially offset by a $5.7 million decrease in sales of components, due to decreased sales volumes in the first half of the year, as well as certain price reductions created by industry competition.

          Net sales in the ATS segment increased 3% to $235.4 million for the nine months ended March 31, 2010 from $228.5 million for the nine months ended March 31, 2009. The increase in net sales was primarily volume driven. Specific variances include a $12.3 million increase in sales of wireless test products; a $9.8 million increase in sales from VI Technology, acquired in March 2009; and a volume driven $6.2 million increase in sales of synthetic test products. Net sales were partially offset by a $9.2 million decrease in sales of radio test sets, due to a delay in the timing of shipments on a number of large orders; a volume driven $7.3 million decrease in sales of avionic products; and a volume driven $3.5 million decrease in sales of frequency synthesizers.

          Gross Profit.    Gross profit equals net sales less cost of sales. Cost of sales includes materials, direct labor, amortization of capitalized software development costs and overhead expenses such as engineering labor, fringe benefits, depreciation, allocable occupancy costs and manufacturing supplies.

          On a consolidated basis, gross profit was $241.9 million, or 52.0% of net sales, for the nine months ended March 31, 2010 and $207.1 million, or 47.4% of net sales, for the nine months ended March 31, 2009. Both segments contributed to the increase in gross profit. The increase in gross profit was mainly due to a shift in the mix of products and a substantial increase in the gross margins of the ATS segment, principally attributable to increased sales of wireless products, which have margins higher than the segment average.

	Gross Profit
Nine Months Ended March 31,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$98,191	47.1%	$108,932	47.7%	$207,123	47.4%
2010	$112,487	48.9%	$129,398	55.0%	$241,885	52.0%

          Gross margins in the AMS segment were 48.9% for the nine months ended March 31, 2010 and 47.1% for the nine months ended March 31, 2009. Margins were favorably impacted by increased sales of microelectronic modules and lCs, which have margins higher than the segment average.

          Gross margins in the ATS segment were 55.0% for the nine months ended March 31, 2010 and 47.7% for the nine months ended March 31, 2009. The increase in gross margins is principally attributable to increased sales of wireless products, which have margins higher than the segment average.

          Selling, General and Administrative Costs.    Selling, general and administrative costs, or SG&A, include office and management salaries, fringe benefits, commissions, insurance and professional fees.

          On a consolidated basis SG&A costs decreased $3.4 million, or 4%, to $93.2 million. SG&A costs decreased from 22.1% to 20.0% as a percentage of sales from the nine months ended March 31, 2009 to the nine months ended March 31, 2010.

	Selling, General and Administrative Costs
Nine Months Ended March 31,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2009	$32,104	15.4%	$49,835	21.8%	$14,673	$96,612	22.1%
2010	$31,382	13.6%	$50,589	21.5%	$11,217	$93,188	20.0%

          In the AMS segment, SG&A costs decreased $722,000, or 2%, to $31.4 million for the nine months ended March 31, 2010. SG&A costs in the AMS segment decreased from 15.4% to 13.6% as a percentage of sales from the nine months ended March 31, 2009 to the nine months ended March 31, 2010. The components group reduced SG&A costs by $2.3 million, primarily due to cost savings initiatives. These savings in the AMS segment were partially offset by additional costs of $1.2 million related to Airflyte Electronics, acquired in June 2009.

          In the ATS segment, SG&A costs increased $754,000, or 2%, to $50.6 million for the nine months ended March 31, 2010 principally due to the additional cost of $1.9 million related to VI Technology, acquired in March 2009, which was partially offset by various reductions in the other ATS business units. These reductions were primarily the result of cost savings initiatives and efforts to consolidate and reorganize our various European locations. SG&A costs in the ATS segment decreased from 21.8% to 21.5% as a percentage of sales from the nine months ended March 31, 2009 to the nine months ended March 31, 2010, primarily the result of controlling costs while sales increased.

          Corporate general and administrative expenses decreased $3.5 million, primarily due to reductions in merger related expenses, employee related expenses and professional fees.

          Research and Development Costs.    Research and development costs include materials, engineering labor and allocated overhead.

          On a consolidated basis, research and development costs increased by $3.3 million. As a percentage of sales, research and development costs was 11.9% for both the nine months ended March 31, 2009 and the nine months ended March 31, 2010.

	Research and Development Costs
Nine Months Ended March 31,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2009	$22,178	10.6%	$29,867	13.1%	$52,045	11.9%
2010	$22,202	9.7%	$33,094	14.1%	$55,296	11.9%

          AMS segment self-funded research and development costs increased $24,000 to $22.2 million for the nine months ended March 31, 2010. Increases in spending on microelectronic modules and ICs, were offset by reductions in spending on components and motion control products. As a percentage of sales, AMS segment research and development costs decreased from 10.6% to 9.7%.

          ATS segment self-funded research and development costs increased $3.2 million, or 11%, to $33.1 million for the nine months ended March 31, 2010, primarily due to the development of next generation products in our radio and avionics test division and wireless products. As a percentage of sales, ATS research and development costs increased from 13.1% to 14.1%.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles decreased $1.0 million in the nine months ended March 31, 2010 primarily due to certain intangibles becoming fully amortized during the first quarter of fiscal 2009. The decrease is partially offset by additional amortization of $1.6 million related to VI Technology, acquired in March 2009, and $871,000 related to Airflyte Electronics, acquired in June 2009. By segment, the amortization decreased $1.7 million in the AMS segment and increased $637,000 in the ATS segment.

          Loss on Liquidation of Foreign Subsidiary.    During the nine months ended March 31, 2010, we recognized a non-cash $7.7 million loss on liquidation of a foreign subsidiary relating to the write-off of the foreign currency translation balance upon substantial dissolution. There was no similar charge recorded in the nine months ended March 31, 2009.

          Other income (Expense).    Interest expense was $63.3 million for the nine months ended March 31, 2010 and $63.0 million for the nine months ended March 31, 2009. Other income (expense) of $701,000 for the nine months ended March 31, 2010 consisted of $1.4 million of interest and miscellaneous income, partially offset by $692,000 of foreign currency transaction losses. Other income (expense) of $12.4 million for the nine months ended March 31, 2009 consisted of $10.5 million of foreign currency transaction gains and $1.9 million of interest and miscellaneous income.

          Income taxes.    Primarily due to interest expense associated with our debt, we currently project we will have a pre-tax loss in the U.S. for fiscal 2010, but project that we will generate taxable income from foreign operations. In the fourth quarter of fiscal 2009, we decided to no longer permanently reinvest post-fiscal 2008 foreign earnings in our foreign operations and began to distribute a substantial portion of our foreign earnings to the U.S. to partially fund interest and principal payments on our debt. Accordingly, we have provided for foreign and U.S. income taxes on fiscal 2009 and 2010 foreign taxable income. The benefit available for foreign tax credits against our U.S. income tax on foreign earnings has not been recognized, because it was not considered to be more likely than not that we would generate sufficient foreign source income, after allocation of the significant amount of our interest expense to the foreign source income, to allow us to utilize the credit. This significantly increased the effective tax rate for each of fiscal 2009 and fiscal 2010. If factors change that affect our assessment of the likelihood of whether we can generate sufficient foreign source income as a result of a reduced amount of allocated interest to the foreign source income, or otherwise, and we can conclude that it is more likely than not that we will be able to utilize our foreign tax credits, then we would recognize this benefit through the elimination of the valuation allowance we have set up against the foreign tax credits.

          Our provision for income taxes was $4.9 million for the nine months ended March 31, 2010, on a consolidated pre-tax loss of $23.4 million. We had an income tax benefit for the nine months ended March 31, 2009 of $17.3 million on a consolidated pre-tax loss of $42.0 million, an effective income tax rate of 41.2%. The provisions are a combination of U.S. tax benefits on domestic losses and foreign taxes on foreign earnings and, for fiscal 2010, domestic taxes provided on foreign earnings, as we expect that substantially all these earnings will be distributed to the U.S. The effective income tax rate for both periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes and, for fiscal 2010, is impacted by the valuation allowance recorded for foreign tax credits, as discussed above.

          In the nine months ended March 31, 2010, we paid income taxes of $5.2 million and received tax refunds of $627,000. In the nine months ended March 31, 2009, we paid income taxes of $3.0 million and received tax refunds of $2.0 million.

          Net Loss.    Our net loss was $28.3 million for the nine months ended March 31, 2010 and $24.7 million for the nine months ended March 31, 2009. The $3.6 million increase in net loss is comprised of the following: a non-cash loss on liquidation of a foreign subsidiary of $7.7 million in the nine months ended March 31, 2010; an unfavorable variance in foreign currency gains/losses of $11.2 million; and an increase in income taxes of $22.2 million; offset by an increase in sales of $28.2 million, resulting in an increase of $34.8 million in gross profit; a reduction in in-process research and development of $2.3 million; and a reduction of $1.2 million of operating expenses.

  Fiscal Year Ended June 30, 2009 Compared to Fiscal Year Ended June 30, 2008

          Net Sales.    Net sales decreased 7% to $599.3 million for the fiscal year ended June 30, 2009 from $643.2 million for the fiscal year ended June 30, 2008.

          Net sales in the AMS segment decreased 5% to $287.5 million for the fiscal year ended June 30, 2009 from $302.7 million for the fiscal year ended June 30, 2008 primarily due to a reduction in sales of components and microelectronic modules resulting from a general slowdown in the market combined with a demand surge experienced in 2008 that was not repeated in 2009. This reduction was partially offset by an increase in sales volume of integrated circuits and motion control products combined with additional sales resulting from our acquisition of Gaisler in June 2008 of $6.3 million. Net sales in the ATS segment decreased 8% to $311.8 million in 2009 from $340.5 million in 2008. The change in foreign currency exchange rates negatively impacted 2009 sales by our U.K. subsidiaries approximately $27 million. Excluding the impact of foreign currency exchange rates, sales in the ATS segment for the fiscal year ended June 30, 2009 decreased approximately $1.7 million as compared to the fiscal year ended June 30, 2008. The decrease was primarily due to a reduction in sales of PXI-based test equipment, signal generators and other test products, offset by an increase in wireless product sales. Further, the period ended June 30, 2009 was impacted by a purchase accounting adjustment to deferred revenue which reduced sales by $416,000, while the period ended June 30, 2008 was impacted by a purchase accounting adjustment to deferred revenue which reduced sales by $2.5 million.

          Gross Profit.    On a consolidated basis, gross profit was $285.1 million, or 47.6% of net sales, for the fiscal year ended June 30, 2009 and $267.4 million, or 41.6% of net sales, for the fiscal year ended June 30, 2008. In 2009, gross margin was adversely affected by purchase accounting adjustments aggregating $3.1 million which:

  •
  increased depreciation expense by $2.0 million related to acquisition date fair value adjustments,

  •
  increased cost of sales for the increase in the recorded value of VI Technology's inventories by $668,000 to eliminate manufacturing profits inherent in the inventories on March 4, 2009, the date of our acquisition of VI Technology, and

  •
  reduced sales for the year by $416,000 to eliminate selling profits inherent in certain acquisition date deferred revenue.

          In 2008, gross margin was adversely affected by purchase accounting adjustments aggregating $43.4 million which:

  •
  increased cost of sales for the increase in the recorded value of the Going Private Transaction date inventories by $39.0 million to eliminate manufacturing profits inherent in the inventories at that date,

  •
  increased depreciation expense by $1.9 million due to acquisition date fair value adjustments and

  •
  reduced sales for the year by $2.5 million to eliminate selling profits inherent in certain acquisition date deferred revenues.

Excluding the purchase accounting adjustments, gross margin was 48.0% for the year ended June 30, 2009 and 48.1% for the year ended June 30, 2008.

	Gross Profit
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2008	$122,808	40.6%	$144,590	42.5%	$267,398	41.6%
2009	$134,239	46.7%	$150,866	48.4%	$285,105	47.6%

          Gross margins in the AMS segment were 46.7% in 2009 and 40.6% in 2008. Gross profit in 2009 included the effect of purchase accounting adjustments of $796,000 as compared to $24.6 million in 2008. Excluding the purchase accounting adjustments, gross margins were 47.0% in 2009 and 48.7% in 2008. The decrease in gross margins is principally attributable to decreased margins in components and microelectronic modules partially offset by increased sales of integrated circuits, which have margins higher than the segment average, and decreased sales of components, which have margins lower than the segment average.

          Gross margins in the ATS segment were 48.4% in 2009 and 42.5% in 2008. Gross profit in 2009 was negatively impacted by purchase accounting adjustments of $2.3 million versus $18.9 million in 2008. Excluding the purchase accounting adjustments, gross margins were 49.0% in 2009 and 47.6% in 2008. The increase in gross margins is principally attributable to increased sales of wireless products, which have margins higher than the segment average.

          Selling, General and Administrative Costs.    On a consolidated basis, SG&A costs decreased $11.8 million, or 8.4%, to $128.4 million. SG&A costs decreased from 21.8% to 21.4% as a percentage of sales from the fiscal year ended June 30, 2008 to the fiscal year ended June 30, 2009. On a non-GAAP basis, excluding expenses permitted by the credit agreement governing our senior secured credit facility in calculating debt covenant compliance, such as merger related expenses of $4.3 million in 2009 and $5.4 million in 2008, stock compensation costs of $2.0 million in 2009 and $3.3 million in 2008, acquisition related depreciation expense of $1.2 million in 2009 and $1.3 million in 2008, restructuring costs of $686,000 in 2009 and $3.7 million in 2008 and a lease termination cost of $576,000 in 2008, SG&A was $120.3 million in 2009 and $125.8 million in 2008. For a discussion of the adjustments permitted by the credit agreement governing our senior secured credit facility, see footnote 2 to the table under "Prospectus Summary—Summary Consolidated Financial Data".

	Selling, General and Administrative Costs
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2008	$42,513	14.0%	$78,128	22.9%	$19,476	$140,117	21.8%
2009	$41,822	14.5%	$68,700	22.0%	$17,834	$128,356	21.4%

          In the AMS segment, SG&A costs decreased $691,000, or 2%, to $41.8 million for 2009. SG&A costs in the AMS segment increased from 14.0% in 2008 to 14.5% in 2009 as a percentage of sales. Excluding restructuring costs of $272,000 in 2008, stock compensation costs of $57,000 in 2008, acquisition related depreciation expenses of $39,000 in 2009 and $42,000 in 2008, SG&A costs were $41.8 million in 2009 and $42.1 million in 2008.

          In the ATS segment, SG&A costs decreased $9.4 million, or 12%, to $68.7 million for 2009, largely due to reductions in restructuring costs and lease termination fees incurred in 2008 combined with cost savings related to the closing of our Burnham facility. As a percentage of sales, SG&A costs in the ATS segment decreased from 22.9% in 2008 to 22.0% in 2009. Excluding restructuring costs of $686,000 in 2009 and $3.5 million in 2008, lease termination costs of $576,000 in 2008, stock compensation costs that had a favorable impact of $89,000 in 2008, acquisition related depreciation expenses of $913,000 in 2009 and $1.0 million in 2008, SG&A costs were $67.1 million in 2009 and $73.1 million in 2008.

          Corporate general and administrative expenses decreased $1.6 million, or 8%. As a percentage of sales, corporate general and administrative expenses remained relatively unchanged. Excluding merger related expenses of $4.3 million in 2009 and $5.4 million in 2008, stock compensation costs of $2.0 million in 2009 and $3.3 million in 2008 and acquisition related depreciation expenses of $220,000 in 2009 and $193,000 in 2008, SG&A costs were $11.4 million in 2009 and $10.5 million in 2008.

          Research and Development Costs.    On a consolidated basis, research and development costs decreased by $12.0 million. As a percentage of sales, research and development costs decreased from 12.8% to 11.7% from the year ended June 30, 2008 to the year ended June 30, 2009.

	Research and Development Costs
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2008	$30,865	10.2%	$51,211	15.0%	$82,076	12.8%
2009	$30,192	10.5%	$39,914	12.8%	$70,106	11.7%

          AMS segment self-funded research and development costs decreased $673,000, or 2%, to $30.2 million for 2009 primarily due to lower spending on microelectronic modules. As a percentage of sales, research and development costs increased from 10.2% to 10.5%.

          ATS segment self-funded research and development costs decreased $11.3 million, or 22%, to $39.9 million for 2009, primarily due to a reduction of $10.3 million in our wireless business due to cost savings related to the closing of our Burnham facility and a reduction of wireless related projects and a reduction of $5.5 million in restructuring costs primarily in our wireless business, which reductions were partially offset by increased costs of $5.1 million, from our development work to enhance existing next generation products in our radio test division.

          Acquired In-Process Research and Development Costs.    During the fiscal year ended June 30, 2008, we recorded and immediately expensed $24.3 million of acquired in-process research and development costs of $15.7 million in the AMS segment and $8.6 million in the ATS segment. Additionally, in 2009 and 2008, we recorded and expensed $1.7 million and $635,000, respectively, of in-process research and development costs in our AMS segment related to our acquisition of Gaisler in June 2008 based on the final allocation of the purchase price.

          Restructuring Costs.    The AMS segment incurred total restructuring costs of $414,000, including $107,000 in cost of sales, $272,000 in SG&A and $35,000 in R&D, in the fiscal year ended June 30, 2008 which relate to severance for personnel reductions at our Whippany, New Jersey components manufacturing facility.

          The ATS segment incurred restructuring costs of $4.1 million in the fiscal year ended June 30, 2009, including $2.9 million in cost of sales, $686,000 in SG&A and $496,000 in R&D. In comparison, in the fiscal year ended June 30, 2008, the ATS segment incurred restructuring costs of $10.4 million, including $880,000 in cost of sales, $3.5 million in SG&A and $6.0 million in R&D. In both periods, the costs related to consolidation and reorganization efforts in our U.K. operations.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles decreased $11.8 million in 2009 primarily due to backlog recorded in the Going Private Transaction becoming fully amortized during the first quarter of fiscal 2009. The amortization decreased $7.7 million in the AMS segment and decreased $4.1 million in the ATS segment.

          Impairment of Goodwill and Intangibles.    During the fourth quarter of fiscal 2009, we completed our annual impairment test of goodwill and intangible assets. Due to a decline in the RFMW reporting unit's operating results in the fourth quarter of fiscal 2009 and additional revisions to internal forecasts, we recorded impairment charges to both goodwill and tradenames with indefinite lives related to the RFMW reporting unit of $35.2 million and $6.0 million, respectively. There were no similar impairment charges recorded in fiscal 2008.

          Going Private Transaction Expenses.    In the fiscal year ended June 30, 2008, we incurred Going Private Transaction expenses of $36.2 million, consisting primarily of Going Private Transaction related change of control, severance and other compensation payments, a break-up fee and its related lawsuit settlement charge and legal and other professional fees. There were no comparable costs in fiscal 2009.

          Other Income (Expense).    Interest expense was $83.8 million in the fiscal year ended June 30, 2009 and $74.9 million in the fiscal year ended June 30, 2008. The increase is due to interest expense incurred for an additional one and a half months during fiscal year 2009 related to the $870.0 million of debt issued on August 15, 2007. Other income of $11.0 million for the fiscal year ended June 30, 2009 consisted primarily of $9.0 million of foreign currency transaction gains and $1.5 million of interest income. Other income of $4.9 million for the fiscal year ended June 30, 2008 consisted primarily of $2.5 million of foreign currency transaction gains and $2.1 million of interest income.

          Provision for Income Taxes.    The income tax benefit was $15.3 million for the fiscal year ended June 30, 2009, an effective income tax rate of 16.7% on a consolidated pre-tax loss of $92.0 million. We had an income tax benefit for the fiscal year ended June 30, 2008 of $45.8 million, an effective income tax rate of 28.5% on a consolidated pre-tax loss of $160.8 million. The effective income tax rate for both periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes and, for 2009, the tax benefit was decreased by $11.1 million for a non-deductible goodwill impairment charge, and for 2008, the tax benefit was decreased by $5.9 million for the impact of expenses incurred in the Going Private Transaction that were not deductible for tax purposes, as well as by $8.7 million of nondeductible in-process research and development. In the fiscal year ended June 30, 2009, we paid income taxes of $3.6 million and received a tax refund of $2.3 million and in the fiscal year ended June 30, 2008, we paid income taxes of $8.0 million. In May 2008, we received a federal income tax refund of $27.1 million related to the carryback of tax losses for the period July 1, 2007 to August 14, 2007, to fiscal years 2006 and 2007.

          Income (loss) from Continuing Operations.    The loss from continuing operations was $76.7 million for the fiscal year ended June 30, 2009 and $115.0 million for the fiscal year ended June 30, 2008. The $38.3 million decrease in loss from continuing operations was primarily due to expenses of the Going Private Transaction in 2008 of $36.2 million that were not repeated in 2009, reductions in acquisition related adjustments to inventory of $38.4 million, a reduction in acquired in-process research and development of $23.3 million, decreases in ongoing expenses of $35.5 million, and increases in other income of $6.1 million, offset by impairment charges recorded to goodwill and tradenames of $35.2 million and $6.0 million, respectively, a $30.4 million reduction in the tax benefit, a $20.7 million reduction in gross profit, due to reduced sales, and $8.9 million of additional interest expense.

  Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

          Net Sales.    Net sales increased 8% to $643.2 million in fiscal 2008 from $593.1 million in fiscal 2007.

          Net sales in the AMS segment increased 14% to $302.7 million in fiscal 2008 from $266.5 million in fiscal 2007 primarily due to sales from our acquisition of MicroMetrics in April 2007 of $9.8 million, and increased sales volume of components, due primarily to increased demand for customer voice over IP products and isolators, integrated products and motion control products, partially offset by reductions in sales of cellular communications products. Net sales in the ATS segment increased 4% to $340.5 million in fiscal 2008, which includes a reduction of $2.5 million for the current period impact of purchase accounting adjustments to deferred revenue, from $326.6 million in fiscal 2007 primarily due to an increase in PXI-based test equipment sales, partially offset by reduced sales in wireless due to market saturation of certain products and the anticipation of emerging new technologies.

          Gross Profit.    On a consolidated basis, gross profit was $267.4 million, or 41.6% of net sales, in fiscal 2008 and $284.2 million, or 47.9% of net sales, in fiscal 2007. The reduction in gross margin resulted from the impact of purchase accounting adjustments aggregating $43.4 million in 2008 which:

  •
  increased the value of inventories as of the date of the Going Private Transaction by $39.0 million to eliminate manufacturing profits inherent in the inventories at that date,

  •
  resulted in acquisition related depreciation of $1.9 million, and

  •
  reduced sales by $2.5 million to eliminate selling profits inherent in certain deferred revenues.

          Excluding the purchase accounting adjustments, gross margin in fiscal 2008 was 48.1%. The purchase accounting adjustments related to depreciation and deferred revenues will impact gross margins through 2038 and 2014, respectively.

	Gross Profit
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2007	$133,863	50.2%	$150,314	46.0%	$284,177	47.9%
2008	$122,808	40.6%	$144,590	42.5%	$267,398	41.6%

          Gross profit in the AMS segment decreased $11.1 million, or 8%, as the additional gross profit generated by the MicroMetrics acquisition of $3.4 million and increased sales volumes related to components, principally largely voice over IP equipment and isolators, integrated products and motion control products were more than offset by the effect of purchase accounting adjustments to inventory of $23.9 million and depreciation of $708,000. The increase in sales in 2008 had a favorable impact to gross profit; however a change in sales mix combined with the impact of the purchase accounting adjustments to inventory and depreciation reduced gross margins to 40.6% in fiscal 2008 from 50.2% in fiscal 2007. Excluding the purchase accounting adjustments, the gross margin in fiscal 2008 was 48.7%.

          Gross profit in the ATS segment decreased $5.7 million, or 4%, as the additional gross profit generated by higher sales volumes was more than offset by the effect of purchase accounting adjustments that aggregated $18.9 million. The ATS sales increase and a change in sales mix had a favorable impact to gross profit; however, the unfavorable impacts of purchase accounting adjustments to inventory of $15.2 million, depreciation of $1.2 million and deferred revenue of $2.5 million reduced gross margins to 42.5% in fiscal 2008 from 46.0% in fiscal 2007. Excluding the purchase accounting adjustments, the gross margin in fiscal 2008 was 47.6%.

          Selling, General and Administrative Costs.    On a consolidated basis, SG&A costs increased $10.5 million, or 8.1%, to $140.1 million. As a percentage of sales, SG&A costs decreased from 21.9% to 21.8% from the fiscal year ended June 30, 2007 to the fiscal year ended June 30, 2008. Excluding merger related expenses included in selling, general and administrative costs, the decrease was from 21.9% to 20.9% as a percentage of sales.

	Selling, General and Administrative Costs
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Corporate	Total	% of Net Sales
	(In thousands, except percentages)
2007	$42,447	15.9%	$67,286	20.6%	$19,888	$129,621	21.9%
2008	$42,513	14.0%	$78,128	22.9%	$19,476	$140,117	21.8%

          SG&A costs remained relatively unchanged in the AMS segment, as an increase due to the acquisition of MicroMetrics of $2.1 million, was offset by lower employee related expenses in other parts of the AMS segment. As a percentage of sales, SG&A costs in the AMS segment decreased from 15.9% to 14.0%.

          SG&A costs increased $10.8 million, or 16%, to $78.1 million, in the ATS segment primarily as a result of increases in sales and marketing costs associated with the sales organization structure in the Asia Pacific region combined with an initiative to further develop revenue opportunities for certain radio test set products and a $3.4 million increase in restructuring costs in the U.K. As a percentage of sales, SG&A costs in the ATS segment increased from 20.6% to 22.9% from 2007 to 2008.

          Corporate general and administrative expenses decreased $412,000 due primarily to lower employee related expenses and professional fees of $5.8 million, partially offset by an increase due to expenses of the Going Private Transaction of $5.4 million, of which $2.1 million was for advisory fees to the Sponsors. Corporate general and administrative expenses decreased from 3.4% to 3.0% from 2007 to 2008 as a percentage of consolidated sales. Corporate selling and administrative expenses, excluding the merger related expenses, decreased from 3.4% to 2.2%, from 2007 to 2008.

          Research and Development Costs.    On a consolidated basis, research and development expenses increased by $5.4 million.

	Research and Development Costs
Year Ended June 30,	AMS	% of Net Sales	ATS	% of Net Sales	Total	% of Net Sales
	(In thousands, except percentages)
2007	$28,473	10.7%	$48,244	14.8%	$76,717	12.9%
2008	$30,865	10.2%	$51,211	15.0%	$82,076	12.8%

          AMS segment self-funded research and development costs increased $2.4 million, or 8%, to $30.9 million for 2008, primarily due to development of new technologies for integrated circuit products and for standard product development in microelectronics. As a percentage of sales, research and development costs decreased from 10.7% to 10.2% from 2007 to 2008.

          ATS segment self-funded research and development costs increased $3.0 million, or 6%, to $51.2 million for 2008, primarily due to restructuring costs related to further consolidation and reorganization efforts in the U.K., combined with increases in wireless eHSPA new product development costs and radio test product development and design. As a percentage of sales, research and development costs increased from 14.8% to 15.0% from 2007 to 2008.

          Acquired In-Process Research and Development Costs.    In connection with the Going Private Transaction, we recorded and immediately expensed $24.3 million of in-process research and development costs in fiscal 2008, of which $15.7 million was in the AMS segment and $8.6 million was in the ATS segment. Also in fiscal 2008, in connection with the acquisition of Gaisler Research AB, we allocated $635,000, of the purchase price to in-process research and development. There were no comparable costs in fiscal 2007.

          Restructuring costs.    The AMS segment incurred restructuring costs of $414,000 in fiscal 2008, including $107,000 in cost of sales, $272,000 in SG&A and $35,000 in R&D, related to severance for personnel reductions within its Whippany, New Jersey components manufacturing facility. Restructuring costs in ATS of $10.4 million, including $880,000 in cost of sales, $3.5 million in SG&A and $6.0 million in R&D, relate to further consolidation and reorganization efforts in our U.K. operations. In comparison, in fiscal 2007 we incurred total restructuring costs of $2.8 million, all of which was reported in the ATS segment as R&D expense.

          Amortization of Acquired Intangibles.    Amortization of acquired intangibles increased $61.8 million in fiscal 2008 due to the new basis of our intangible assets that was established in connection with the Going Private Transaction. The AMS segment increased $42.5 million and the ATS segment increased $19.3 million.

          Going Private Transaction Expenses.    In fiscal 2008 and 2007, we incurred expenses in connection with the Going Private Transaction of $36.2 million and $30.6 million, respectively, consisting primarily of merger related change of control, severance and other compensation payments, a break-up fee and its related lawsuit settlement charge and legal and other professional fees.

          Other Income (Expense).    Interest expense was $74.9 million in fiscal 2008 and $672,000 in fiscal 2007. The increase is due to the addition of $870 million of debt to finance the sale of our company. Other income (expense) of $4.9 million in fiscal 2008 consisted primarily of $2.5 million of foreign currency gains and $2.4 million of interest income and other miscellaneous income, net. Other income of $152,000 in fiscal 2007 consisted primarily of $876,000 of interest income and $576,000 of other miscellaneous income, net, partially offset by $1.3 million of foreign currency losses.

          Provision for Income Taxes.    The income tax benefit was $45.8 million, an effective income tax rate of 28.5%, in fiscal 2008. In fiscal 2007 we had income tax expense of $24.9 million, an effective income tax rate of 73.9%. The effective income tax rate for the two periods differed from the amount computed by applying the U.S. Federal income tax rate to income before income taxes primarily due to foreign, state and local income taxes and the impact of certain expenses of the Going Private Transaction that were not deductible for tax purposes in fiscal 2008 and 2007, as well as nondeductible in-process research and development in fiscal 2008. We paid income taxes of $8.0 million in fiscal 2008 and $28.8 million in fiscal 2007. In May 2008, we received a federal income tax refund of $27.1 million related to the carryback of tax losses for the period July 1, 2007 to August 14, 2007, to fiscal years 2006 and 2007.

          Income (loss) from Continuing Operations.    The loss from continuing operations in fiscal 2008 was $115.0 million versus income of $8.8 million in fiscal 2007. Income (loss) from continuing operations in fiscal 2008 was adversely affected by the following pre-tax items: $41.6 million of Going Private Transaction and related expenses, including $5.4 million reported in SG&A; an increase in interest expense of $74.3 million; an increase in restructuring charges of $7.9 million; the current period impact of purchase accounting adjustments to inventory, depreciation and deferred revenue totaling $45.6 million; an in-process research and development charge of $25.0 million; and an increase in intangible asset amortization of $61.8 million. Income (loss) from continuing operations in fiscal 2007 was adversely affected by $30.6 million of expenses of the Going Private Transaction.

Liquidity and Capital Resources

          As of March 31, 2010, we had $96.3 million of cash and cash equivalents, $256.8 million in working capital and our current ratio was 2.9 to 1.

          In early February 2008, when auctions began to fail, our gross investment in marketable securities consisted of $46.5 million of auction rate securities. Auction rate securities represent long-term variable rate bonds that generally carry maturities of ten years to thirty-five years from the date of issuance, and whose rates are tied to short-term interest rates that are reset through an auction process every seven to thirty-five days, and are classified as available for sale securities. From early February 2008 to June 30, 2009, $26.5 million of auction rate securities were redeemed by the issuers of the auction rate securities at par. In fiscal 2010, an additional $8.9 million were redeemed by the issuers of the auction rate securities at an average of 96.4% of par. The resulting $320,000 realized loss was recorded in the statement of operations for the nine months ended March 31, 2010. The $11.1 million of auction rate securities that we currently hold are partially offset by a valuation allowance of $1.3 million.

          All but one (with the one security having a carrying value of $1.7 million and a rating of A-) of our remaining auction rate securities retain a triple-A rating by at least one nationally recognized statistical rating organization.

          Should credit market disruptions continue or increase in magnitude, we may be required to record a further impairment on our investments or consider that an ultimate liquidity event may take longer than currently anticipated.

          Our principal liquidity requirements are to service our debt and interest and meet our working capital and capital expenditure needs. As of March 31, 2010, we had $898.7 million of debt outstanding (of which $893.2 million was long-term), including approximately $511.8 million under our senior secured credit facility, $225.0 million of senior notes and $160.8 million under our senior subordinated unsecured credit facility, including paid-in-kind interest. Additionally, at March 31, 2010 we had $50.0 million of availability under the revolving portion of our senior secured credit facility.

          The following is a summary of required principal repayments of our debt for the next five years and thereafter as of March 31, 2010:

Twelve Months Ended March 31,	(In thousands)
2011	$5,516
2012	5,610
2013	5,635
2014	5,250
2015	876,702
Thereafter	—

Total	$898,713

          As of March 31, 2010, we and our subsidiaries were in compliance with all of the covenants contained in our loan agreements. Financial covenants in our senior secured credit facility include (i) a maximum leverage ratio of total debt (less up to $15.0 million of unrestricted cash) to Adjusted EBITDA, as defined in our senior secured credit facility, and (ii) maximum consolidated capital expenditures. The maximum leverage ratio permitted for the twelve months ended March 31, 2010 and 2009 was 7.10 and 8.00, respectively, whereas our actual leverage ratio was 5.79 and 6.08, respectively. At the end of fiscal years 2010 and 2011 the maximum leverage ratio permitted decreases to 6.80 and 5.90, respectively. The maximum consolidated capital expenditures permitted for each of the fiscal years 2008 through 2010 is $25.0 million. Our actual capital expenditures were $18.7 million, $14.3 million and $18.4 million in fiscal 2009, 2008 and 2007, respectively. For fiscal year 2011 and thereafter, the maximum annual consolidated capital expenditures permitted increases to $30.0 million. We believe we will continue to be in compliance with the leverage ratio and capital expenditure limitations for the fiscal year ending June 30, 2010.

          Our senior secured credit facility, our senior subordinated unsecured credit facility and the indenture governing the senior notes contain restrictions on our activities, including but not limited to covenants that restrict us and our restricted subsidiaries, as defined in our senior subordinated unsecured credit facility, from:

  •
  incurring additional indebtedness and issuing disqualified stock or preferred stock;

  •
  making certain investments or other restricted payments;

  •
  paying dividends and making other distributions with respect to capital stock, or repurchasing, redeeming or retiring capital stock or subordinated debt;

  •
  selling or otherwise disposing of our assets;

  •
  under certain circumstances, issuing or selling equity interests;

  •
  creating liens on our assets;

  •
  consolidating or merging with, or acquiring in excess of specified annual limitations, another business, or selling or disposing of all or substantially all of our assets; and

  •
  entering into certain transactions with our affiliates.

          If for any reason we fail to comply with the covenants in our senior secured credit facility, we would be in default under the terms of our agreements governing our outstanding debt. If such a default were to occur, the lenders under our senior secured credit facility could elect to declare all amounts outstanding under our senior secured credit facility immediately due and payable, and the lenders would not be obligated to continue to advance funds to us. In addition, if such a default were to occur, any amounts then outstanding under the senior subordinated unsecured credit facility or senior notes could become immediately due and payable. If the amounts outstanding under these debt agreements are accelerated, our assets may not be sufficient to repay in full the amounts owed to our debt holders.

          We expect that cash generated from operating activities and availability under the revolving portion of our senior secured credit facility will be our principal sources of liquidity. Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. In addition, to the extent we have consolidated excess flows, as defined in the credit agreement governing our senior secured credit facility, we must use specified portions of the excess cash flows to prepay senior secured debt. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or those future borrowings will be available to us under our senior secured credit facility in an amount sufficient to enable us to repay our indebtedness or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity thereof. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

  Cash Flows

          For the nine months ended March 31, 2010, our cash flow provided by operations was $52.3 million. Our investing activities used cash of $7.6 million, primarily for capital expenditures of $13.2 million and a $4.0 million contingent consideration payment for the purchase of a business, partially offset by $8.6 million in proceeds from the sale of marketable securities and $1.0 million from the sale of property, plant and equipment. Our financing activities used cash of $4.0 million to repay indebtedness.

          For the nine months ended March 31, 2009, our cash flow provided by operations was $35.0 million. Our investing activities used cash of $19.4 million, primarily for capital expenditures of $13.0 million and $7.8 million of payments for the purchase of businesses. Our financing activities used cash of $4.5 million, primarily including $4.1 million to repay indebtedness.

          For fiscal 2009, our cash flow provided by continuing operations was $54.5 million. Our investing activities from continuing operations used cash of $36.2 million, primarily for payments for the purchase of businesses of $18.9 million, net of cash acquired, and for capital expenditures of $18.7 million. Our financing activities used cash of $5.9 million, primarily to repay $5.6 million of indebtedness.

          For fiscal 2008, our cash flow from continuing operations was $26.0 million. Our investing activities from continuing operations used cash of $1.2 billion, primarily for payments of $1.1 billion to predecessor shareholders and option holders, $14.3 million of capital expenditures, purchase of a business of $11.1 million, net of cash acquired, and the purchase of marketable securities of $10.5 million, net of sales. Our financing activities provided cash of $1.2 billion, primarily from borrowings under our credit facilities of $870.0 million on August 15, 2007 and proceeds from the issuance of common stock of $378.4 million, also on August 15, 2007.

          For fiscal 2007, our cash flow from continuing operations provided $22.5 million, primarily from operating profit of $34.2 million, offset by a $19.9 million increase in accounts receivable and a $7.9 million increase in inventory due to increased sales. In fiscal 2007, our investing activities from continuing operations used cash of $19.0 million, including $10.7 million for the purchase of MicroMetrics, a $9.2 million contingent payment in the final determination of the Racal Instruments Wireless Solutions Group acquisition amount and $18.4 million in capital expenditures, partially offset by the $18.8 million in proceeds from the sale of marketable securities, net of purchases. In fiscal 2007, our financing activities from continuing operations used $793,000, including $17.2 million for the purchase of treasury stock, partially offset by $14.2 million in proceeds from the exercise of stock options.

  Capital Expenditures

          Capital expenditures were $13.2 million and $13.0 million for the nine months ended March 31, 2010 and 2009, respectively, and $18.7 million, $14.3 million and $18.4 million in fiscal 2009, fiscal 2008 and fiscal 2007, respectively. Our capital expenditures primarily consist of equipment replacements.

  Contractual Obligations

          The following table summarizes our obligations and commitments to make future payments under debt and other obligations as of March 31, 2010:

Payments Due By Period(1)
	(In millions)
	Total	Year 1	Years 2-3	Years 4-5	Beyond 5 Years
Senior secured credit facility	$511.8	$5.2	$10.5	$496.1	$—
Senior notes(2)	225.0	—	—	225.0	—
Subordinated unsecured credit facility(2)	160.8	—	—	160.8	—
Other long-term debt	1.1	0.4	0.7	—	—
Operating leases(3)	19.3	6.6	8.0	3.0	1.7
Employment agreements	7.1	3.8	3.0	0.3	—
Advisory fee(4)	7.4	2.2	4.4	0.8	—

Total	$932.5	$18.2	$26.6	$886.0	$1.7

          (1)     Amounts do not include interest payments.

          (2)     We intend to use the net proceeds from this offering to make a capital contribution to Aeroflex to enable it to redeem $              million of the senior notes and prepay $              million of the senior subordinated unsecured term loans. See "Use of Proceeds".

          (3)     We do not expect any future minimum sub-lease rentals associated with operating lease commitments shown in the above table.

          (4)     The annual advisory fee is payable to our Sponsors throughout the term of an advisory agreement, which has an initial term expiring on December 31, 2013 and is automatically renewable for additional one year terms thereafter unless terminated. For purposes of this table we have assumed that such agreement terminates December 31, 2013. The annual fee is calculated as the greater of $2.2 million or 1.8% of Adjusted EBITDA (as defined in the agreement governing our senior secured credit facility) for the prior fiscal year. Upon the consummation of this offering, the advisory agreement will be terminated and we will make an aggregate payment of $22.3 million to the affiliates of the Sponsors in connection therewith. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

          We may be required to pay contingent consideration for business acquisitions up to the following amounts: (i) $5 million on October 31, 2010 and $6 million on October 31, 2011 in connection with our acquisition of Gaisler if certain financial targets are achieved for fiscal 2010 and fiscal 2011, respectively; (ii) $3 million on October 31, 2010 in connection with our acquisition of Airflyte Electronics if certain financial targets are achieved for fiscal 2010; and (iii) an aggregate of $2.0 million over the next five years in connection with our acquisition of Hi-Rel Components if certain financial targets are achieved through fiscal 2014.

          In the normal course of business, we routinely enter into binding and non-binding purchase obligations primarily covering anticipated purchases of inventory and equipment. None of these obligations are individually significant. We do not expect that these commitments, as of March 31, 2010, will have a material adverse affect on our liquidity.

Qualitative and Quantitative Information About Market Risk

          Interest Rate Risk.    We are subject to interest rate risk in connection with borrowings under our senior secured credit facility. Although we currently have interest rate swap agreements hedging portions of this debt, these will expire before the borrowings are fully repaid. As of March 31, 2010, we had $511.8 million outstanding under the term-loan portion of our senior secured credit facility, the un-hedged portion of which is subject to variable interest rates. Each change of 1% in interest rates would result in a $1.7 million change in our annual interest expense on the un-hedged portion of the term-loan borrowings and a $507,000 change in our annual interest expense on the revolving loan borrowings, assuming the entire $50.0 million was outstanding. Any debt we incur in the future may also bear interest at floating rates.

          Foreign Currency Risk.    Foreign currency contracts are used to protect us from exchange rate fluctuation from the time customers are invoiced in local currency until such currency is exchanged for U.S. dollars. We periodically enter into foreign currency contracts, which are not designated as hedges, and the change in the fair value is included in income currently within other income (expense). As of March 31, 2010, we had $43.4 million of notional value foreign currency forward contracts maturing through April 30, 2010. Notional amounts do not quantify risk or represent our assets or liabilities, but are used in the calculation of cash settlements under the contracts. The fair value of these contracts at March 31, 2010 was an asset of $446,000. If foreign currency exchange rates (primarily the British pound and the Euro) change by 10% from the levels at March 31, 2010, the effect on our comprehensive income would be approximately $20.7 million.

          Inflation Risk.    Inflation has not had a material impact on our results of operations or financial condition during the preceding three years.

Off-Balance Sheet Arrangements

          We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have material current or future effect upon our results of operations or financial condition.

Seasonality

          Historically our net sales and earnings increase sequentially from quarter to quarter within a fiscal year, but the first quarter is typically less than the previous year's fourth quarter.

Recently Adopted Accounting Pronouncements

          On July 1, 2009, we adopted the authoritative implementation guidance issued by the FASB for fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In the quarter ended June 30, 2009 we adopted the authoritative guidance issued by the FASB which provides additional guidance for estimating fair value in accordance with certain other pre-existing authoritative accounting guidance when there has been a significant decrease in market activity for a financial asset or liability in relation to normal activity and circumstances that may indicate that a transaction is not orderly. An entity is required to base its conclusion about whether a transaction was distressed on the weight of the evidence presented. This guidance also re-affirms that the objective of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly market, as opposed to a distressed or forced transaction. Additional enhanced disclosures are also required in accordance with this guidance. The adoption of this guidance applied to our auction rate securities and did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued authoritative guidance principally to require publicly traded companies to provide disclosures about fair value of financial instruments in interim financial statements. This guidance became effective for us during our quarter ended June 30, 2009. The adoption of this disclosure-only guidance did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued authoritative guidance on the timing of impairment recognition. The guidance provides greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold. This guidance also requires additional disclosures about impairments in interim and annual reporting periods. This guidance became effective for us during our quarter ended June 30, 2009. The adoption of this guidance did not have an impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the fair value of contingent consideration to be recorded on the acquisition date, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. The adoption of this new guidance, which is effective for acquisitions consummated by us after June 30, 2009, did not have an impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also adds certain disclosures to those already prescribed. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must also be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In September 2009, we adopted the authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This guidance explicitly recognizes the rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We have updated references to U.S. GAAP in our financial statements. The adoption of this new guidance did not have an impact on our consolidated financial statements.

          In October 2009, the FASB issued authoritative guidance on revenue recognition that becomes effective for us commencing July 1, 2010. However, earlier adoption was permitted. Under the new guidance on sales arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration and the use of the relative selling price method is required. The new guidance eliminated the residual method of allocating arrangement consideration to deliverables and includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We chose to early adopt such authoritative guidance on a prospective basis effective July 1, 2009 and, therefore, it has been applied to multiple deliverable revenue arrangements and arrangements for the sale of tangible products with software components entered into or materially modified on or after July 1, 2009. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In December 2007, the FASB issued guidance which requires that the non-controlling interests in consolidated subsidiaries be presented as a separate component of stockholders' equity in the balance sheet, that the amount of consolidated net earnings attributable to the parent and the non-controlling interest be separately presented in the statement of earnings, and that the amount of consolidated other comprehensive income attributable to the non-controlling interest be separately disclosed. The standard also requires gains or losses from the sale of stock of subsidiaries where control is maintained to be recognized as an equity transaction. The guidance was effective beginning with the first quarter of the fiscal year 2010 financial reporting. In connection with the adoption of this guidance, we did not apply the presentation or disclosure provisions to our one non-controlling interest as the effect on our consolidated financial statements was insignificant.

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). We adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward, which is not required to be adopted until July 1, 2011. The adoption of this new guidance did not have a material impact on our consolidated financial statements. We believe the adoption on July 1, 2011 of the gross presentation of the Level 3 rollforward will not have a material impact on our consolidated financial statements.

          In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective immediately, these amendments remove the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

          In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our consolidated financial statements.

BUSINESS

Our Company

          We are a leading global provider of RF and microwave integrated circuits, components and systems used in the design, development and maintenance of technically demanding, high-performance wireless communication systems. Our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in the space, avionics, defense, commercial wireless communications, medical and other markets. We have targeted customers in these end markets because we believe our solutions address their technically demanding requirements. We were founded in 1937 and have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with our customers.

          We provide a broad range of high margin products for specialized, high-growth end markets. The products we manufacture include a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability and RadHard ICs, and analog and mixed-signal devices. We also manufacture a range of RF and microwave wireless radio and avionics test equipment and solutions particularly for the wireless, avionics and radio testing markets. We believe that we have a top three global position on the basis of sales in product categories representing the majority of our revenue.

          We believe that the combination of our leading market positions, broad product portfolio, engineering capabilities, and years of experience enables us to deliver differentiated, high value products to our customers and provides us with a sustainable competitive advantage. We believe most of our market segments have high barriers to entry due to the need for specialized design and development expertise, the differentiation provided by our proprietary technology and the significant switching and requalifying costs that our customers would incur to change vendors. We often design and develop solutions through a collaborative process with our customers whereby our microelectronic products or test solutions are designed, or "spec'd", into our customers' products or test procedures. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization. We believe, based on our long-term relationships and knowledge of customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales in the twelve months ended March 31, 2010. If we are a primary supplier, generally the customer will use two to three suppliers to satisfy its requirements for that product.

          We have long standing relationships with a geographically diverse base of leading global companies including BAE Systems, Boeing, Cisco Systems, Ericsson, General Dynamics, ITT Industries, Lockheed Martin, Motorola, Nokia, Northrop Grumman, Raytheon and United Technologies. For the twelve months ended March 31, 2010, our largest customer was the U.S. government, which contracted with us through a number of agencies and departments, and represented approximately 6% of our net sales. In aggregate, for the twelve months ended March 31, 2010, our top ten customers accounted for approximately 38% of our net sales.

          We compete predominantly in the space, avionics, defense and the commercial wireless communications markets. For the twelve months ended March 31, 2010, approximately 65% our net sales came from space, avionics and defense, 26% from commercial wireless communications and 9% from medical and other markets. Our products are sold primarily to customers in the United States, Europe and the Middle East, and Asia, with sales to each of these regions accounting for 58.4%, 22.4% and 17.4%, respectively, of our net sales for that period.

          After 46 years as a public company, we were acquired on August 15, 2007 by affiliates of, or funds managed by, Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management. Since the Going Private Transaction, we have implemented significant changes that have improved our business model and in turn our financial performance. Since being promoted to

CEO upon the consummation of the Going Private Transaction, Leonard Borow has instilled a results-oriented culture where business managers are being encouraged to make strategic decisions to drive growth and margin enhancement. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture.

          Over the last five fiscal years, our business has experienced strong growth in net sales and an increase in backlog, providing improved visibility into future revenue and customer demand. The majority of our backlog is expected to be recognized as revenue within one year. For the period from fiscal 2004 to fiscal 2009, our net sales increased at a CAGR of 7.7% and Adjusted EBITDA increased at a CAGR of 20.5%. Our backlog was $317.0 million as of March 31, 2010, an increase of 11.0% from $285.5 million as of March 31, 2009.

Our Segments

          We operate through two business segments: AMS and ATS. We engineer, manufacture and market a diverse range of products in each of our segments. As evidence of the diversity of our product base, for the twelve months ended March 31, 2010, our largest product offering, the TM500 test product, represented approximately 14% of our net sales.

	Aeroflex Microelectronics Solutions	Aeroflex Test Solutions
% of Net Sales in LTM March 31, 2010	49%	51%

% of Gross Profit in LTM March 31, 2010	46%	54%

Products	• HiRel microelectronics / semiconductors • RF and microwave components • Mixed-signal / digital ASICs • Motion control products	• Wireless test equipment • Military radio and Private Mobile Radio, or PMR, test equipment • Avionics test equipment • Synthetic test equipment • General purpose test equipment and other

Competitive Advantages

•       Leadership in microelectronic specialty products within our end markets, with a long history and proven track record

•       High-performance, high reliability products optimized for our target markets

•       Proprietary technologies in RF, microwave and millimeter wave development

•       Established long-term blue chip customer relationships with proven reputation

•       High switching costs

•       Class K certified by Defense Supply Center Columbus, or DSCC

•       Fabless semiconductor manufacturing model

•        State-of-the-art design, test and assembly capabilities

•       Leadership positions in specialty communications test equipment market segments within our end markets, with a long history and proven track record

•       High-performance products optimized for our target markets

•       Integrated hardware / software design focus

•       Pioneer in synthetic testing market

•       Established long-term blue chip relationships with proven reputation

•        State-of-the-art manufacturing processes

Diverse Product Portfolio (% of LTM March 31, 2010 Net Sales by Segment)
Aeroflex Microelectronics Solutions	Aeroflex Test Solutions

  Aeroflex Microelectronic Solutions

          AMS offers a broad range of microelectronics products and is a leading provider of high-performance, high reliability specialty products for the space, avionics, defense, commercial wireless communications, medical and other markets. Our strength in these markets stems from our success in the design and development of HiRel and RadHard products. RadHard products are specifically designed to tolerate high radiation level environments, which otherwise can degrade electronic components. The process by which electronic components for these harsh environments are designed, developed and manufactured differs materially from established semiconductor manufacturing practices. As a result, we believe we are among a very limited number of vendors globally who have the expertise, proven history and established relationships to compete and win in our target markets.

          We principally operate on a fabless manufacturing model, outsourcing virtually all front-end semiconductor fabrication activities to commercial foundries. We believe our fabless manufacturing model provides us with a competitive advantage by significantly reducing our capital expenditures and labor costs and enhancing our ability to respond quickly, in scope and scale, to changes in technology and customer needs. We utilize a variety of foundries that incorporate our proprietary design specifications and packaging techniques in the manufacturing of our products.

          In order to meet our customers' needs, AMS' Plainview, New York and Colorado Springs, Colorado facilities are space certified and have been manufacturing Class K products for space, avionics and defense programs for approximately 20 years. Class K device manufacturing utilizes the highest quality and reliability for electronic parts through a number of specifications, standards and test methods. The additional requirements that define Class K address the specific needs of space users and are intended to provide more confidence to the customers that the device is of the highest initial quality and that any defective parts have been removed. To enhance access to customers in the European space market, we acquired Gaisler Technologies, in June 2008. Gaisler Technologies is a manufacturer of RadHard ICs located in Gothenburg, Sweden.

          AMS offers a broad range of complementary products that provide connectivity and computing functionality for applications that are characterized by their high-performance, high reliability requirements. Our product portfolio includes RF, microwave and millimeter wave products, including discrete components, ICs, monolithic microwave ICs and multi-chip modules. AMS also designs and manufactures application specific, high-performance analog and mixed-signal devices for use in medical, industrial and intelligent sensors. Our AMS products are used in over 100 space, avionics and defense platforms, including the Wideband Global Satellite Communications satellites, the National Polar Orbiting Operational Environmental Satellite System, the Advanced Extremely High Frequency satellites, the Boeing 777 airliner's databus, the F-16's modular mission computer, the

B-1 flight controls upgrade and the Terminal High Altitude Area Defense program. Our AMS products are also widely used in wireless communications platforms, including WCDMA and LTE cellular base station systems, as well as point-to-point broadband radio applications. In the medical area, our products are used by two of the top four manufacturers of CT scan equipment.

          For the twelve months ended March 31, 2010, our AMS segment generated $308.9 million of our net sales and $148.6 million of our gross profit.

  Aeroflex Test Solutions

          ATS is a leading provider of a broad line of specialized test and measurement hardware and software products, primarily for the space, avionics, defense, commercial wireless communications and other markets. Our strength in testing and measurement stems from our expertise with RF and microwave signals and innovative product design and development to meet the changing needs of our markets. ATS has hardware and software expertise across a number of wireless markets, including the cellular infrastructure, cellular device, mobile radio and satellite markets. ATS' products consist of flexible application software and multifunction hardware that our customers combine with industry-standard computers, networks and other third-party devices to create measurement, automation and embedded systems. This approach gives customers the ability to quickly and cost-effectively design, prototype and deploy unique custom-defined solutions for their design, control and test application needs.

          Examples of ATS products and their applications include:

  •
  wireless test equipment, which is used to test handsets and base stations;

  •
  military radio and PMR test equipment, which is used by radio manufacturers and military, police, fire, and emergency response units to test handheld radios;

  •
  avionics test equipment, which is used in the design, manufacture and maintenance of electronics systems for aircraft;

  •
  synthetic test equipment, which is used to test satellites and transmit / receive modules prior to launch and deployment; and

  •
  general purpose test equipment, including spectrum analyzers and signal generators.

          As technology continues to evolve and "next generation" communications protocols are introduced, equipment manufacturers and network providers need both test and measurement products that are compatible with the new technologies and products that work with older generation equipment. We have gained significant expertise in advanced RF and new wireless technology and have focused our research and development toward such next generation technologies. One example is the Aeroflex 3000 Series, a modular test suite for mobile phone and general purpose wireless test using the PXI standard, which is a widely accepted standard for module electronic instrumentation platforms. This product is tailored to the testing of wireless handsets and wireless base stations, which are the transmission facilities for wireless networks, where speed, repeatability, and accuracy are critical. Also, as wireless infrastructure has evolved with the advent of 4G networks, ATS has built capabilities around the two main 4G standards, which are the Worldwide Interoperability for Microwave Access, or WiMAX, and LTE protocols. In particular, we provide the TM500 product family that targets the 4G LTE market as well as PXI-based products and the 7100 product family that target both the WiMAX and LTE markets.

          For the twelve months ended March 31, 2010, ATS generated $318.6 million of our net sales and $171.3 million of our gross profit.

Industry Overview and Market Opportunity

          The volume of mobile traffic from multiple data streams is rising rapidly and has resulted in significant technological innovation to address the increasing need for higher rates of data transmission and more efficient use of existing spectrum. This has led to the development of a number of advanced data transmission systems and technologies that use RF, microwave and millimeter wave frequencies that are being used in a broad range of end markets, including space, avionics, defense, commercial wireless communications, medical and other markets. The growing number of applications in these markets, including data transmission, video transmission, control of unmanned aerial vehicles, or UAVs, and a growing number of satellites, generally are driving increased demand for RF, microwave and millimeter wave technologies. Additionally, the creation of a next generation wireless communication network to accommodate the rapidly growing volume of data being transmitted to smart phones and other mobile devices requires new test and measurement equipment for research and development, conformance testing, production testing, installation and commissioning, monitoring and optimization, and service and maintenance.

  Space, Avionics and Defense

          The space, avionics and defense market as a whole is expected to show flat to modest growth in the near term as the U.S. Department of Defense, or U.S. DoD, looks for budget savings and redefines priorities in 2010 and 2011. The most recent U.S. DoD budget focuses on achieving savings through acquisition reform, including terminating unneeded and poorly performing programs and unproven technologies. At the same time, we believe proposed shifts in spending to certain technologies and other areas of the U.S. DoD budget offer significant growth opportunities. According to the most recent U.S. DoD budget, operation and maintenance spending is expected to increase by 8.5% from 2010 to 2011 as existing equipment and technologies are maintained, retrofitted and upgraded, rather than replaced. Such spending will also be driven by ongoing operations in Afghanistan and Iraq, which exacerbate the wear and tear on existing equipment, including combat radio systems and aircraft. In addition, recent U.S. DoD budget proposals call for the expansion of manned and unmanned systems for intelligence, surveillance, and reconnaissance, or ISR, spending and in-theater electronic warfare capabilities, which will result in greater use of UAVs and the need for additional military satellite bandwidth capacity. Outside of government defense spending, improving airline traffic is expected to drive increases in spending on commercial avionics as commercial airlines continue to bring back idle capacity and begin upgrading older aircraft.

          Government and commercial satellites.    Growth in the global space industry is primarily driven by military demand for more bandwidth and next generation technology requiring higher power and more processing needs, the U.S. government's focus on maintaining U.S. space superiority and the need to replace aging weather satellites. According to Frost & Sullivan, U.S. government spending on the commercial satellite market, through which 80% of all U.S. DoD satellite bandwith capacity is currently purchased, is forecasted to double from approximately $1 billion in 2010 to approximately $2 billion by 2015. This growth is expected to be driven by the increased usage of UAV's and other ISR systems and the continued trend toward disseminating more satellite communications services and equipment down to lower level military personnel. In addition, as satellites become more technologically sophisticated, manufacturers are increasingly outsourcing component and subsystem production, which increases the value of our content per satellite on both an absolute and relative basis. For the period 2007-2009, our average dollar content per satellite was approximately $4.7 million out of total satellite cost of $289.3 million. That compared with an average dollar content of $1.4 million on satellite costs of $135.3 million in 2001-2003.

          Military and commercial avionics.    We expect growth in spending on avionics systems, and associated additional testing needs, due to increased retrofitting and upgrading of existing military aircraft and capacity additions by commercial airlines. Increased retrofitting and upgrading of military aircraft is expected to be driven by the projected shift in the U.S. DoD budget to increase operation and maintenance spending as a result of the cancellation and delays associated with the introduction of new programs and the ongoing high usage of equipment in Afghanistan and Iraq.

The U.S. government's ISR initiative and effort to digitize the military will result in additional needs for UAVs and electronic communications capabilities, further increasing the demand for military, avionics and electronics test solutions. Following a period of capacity rationalization beginning in the second half of 2008, commercial airlines began adding capacity in late 2009. According to the May 2010 OAG Facts, May 2010 showed growth to a total of 317.5 million seats, or a 6% increase over May 2009 capacity, marking the ninth consecutive month that the overall airline industry saw growth. This turnaround in the commercial airline industry also is expected to drive demand for spending on avionics test and measurement equipment.

          Military communications.    Ongoing and increased operations in Afghanistan and Iraq continue to generate a large demand for deployable radios. Meanwhile, budget constraints have increased pressure to upgrade certain existing communications systems rather than purchase new equipment. We believe that this has created an attractive market opportunity in the replacing and upgrading of the U.S. military's aging SINCGARS combat radio systems which will drive increased demand for test equipment. According to Forecast International, rollout of the Joint Tactical Radio System program is another potential driver of growth in the military communications industry, with the U.S. DoD currently expected to spend approximately $3.2 billion over the next ten years to fund research and development of the program. Additionally, other technology development in segments of the market could provide significant growth opportunities. In particular, we expect a move towards the consolidation of military testing platforms, rationalizing the approximately 460 different test systems currently in use by the U.S. military.

  Commercial Wireless Communications

          The global wireless communications market is expected to continue to grow as data traffic increases substantially with consumers, businesses and other organizations accessing increasing amounts of information and video over mobile networks.

          The volume of mobile data traffic has increased substantially in recent years as smart phones and other mobile consumer electronics devices have become more popular. Gartner expects the global smart phone market to expand from 180 million units in 2009 to 647 million units in 2013, a CAGR of 37.7%. Cisco Systems projects that global mobile traffic will grow at a CAGR of 108% between 2009 and 2014, reaching 3,600 petabytes per month by 2014. A petabyte is one million gigabytes. This demand has pushed carriers to strengthen their existing 3G broadband networks to the next generation standard, 4G. According to the Federal Communications Commission's March 2010 National Broadband Plan report, Verizon Wireless plans to roll out LTE to its entire footprint, which covers more than 285 million people, by 2013. The report states that AT&T's LTE 4G network is scheduled to be rolled out for 2011. According to Gartner Dataquest, LTE network infrastructure spending is forecast to increase from $361.5 million in 2009 to $1.4 billion in 2010, which is 3.1% of mobile infrastructure revenue, and to $7.6 billion in 2013, or 16.8% of 2013 projected mobile infrastructure revenue, a CAGR of 114.1%. Through its partnership with Clearwire, Sprint plans to use WiMAX as its 4G technology. Additionally, the FCC Broadband Report states that WiMAX has been rolled out in some markets already, and Clearwire plans to cover 120 million people with WiMAX by the end of 2010.

          Growth in the wireless communications market is expected to lead to increased spending on broadband and wireless test equipment. According to IDC, the wireless test and measurement industry is expected to grow from approximately $2.5 billion in 2009 to approximately $3.8 billion in 2014, a CAGR of 8.9%, mainly driven by the rollout of next generation technology.

  Medical and Other

          We believe there are other markets that exhibit strong growth potential and that companies in our position can leverage existing investments to become competitive without significant incremental investment.

          In the medical CT scan market, advances in technology, increasing demand for multi-slice CT systems, increasing use of CT scan for diagnosis and increasing government healthcare expenditures are all expected to drive significant market expansion. According to Freedonia, sales of CT imaging equipment in the U.S. have grown at a CAGR of 11.2% from 2003 to reach $2.4 billion in 2008 and are expected to reach $4.2 billion by 2013.

          In the security market, demand for scanning and imaging technology continues to grow as homeland security efforts broaden and full body scanning equipment begins to be deployed in airports around the world. According to IDC, worldwide broadband chipset shipments for security applications are projected to increase from 0.2 million in 2009 to 1.7 million in 2014, a CAGR of 53.4%.

          Separately, image testing opportunities are increasing in the consumer electronics market. Consumer electronic devices with video capability, such as Apple's iPod and iPad products, are rapidly gaining in popularity. The growth in these product categories creates an opportunity for equipment capable of testing video output signals.

Our Competitive Strengths

          Leading Positions in Multiple Markets.    We believe we currently hold a top three position on the basis of sales in eight key product categories in which we compete and a majority of our revenue comes from these categories. Our microelectronics products are key components in over 100 space, avionics and defense platforms. We also have market leading base station and handset testing equipment that targets both the 3G and 4G markets. We believe, based upon our long-term relationships and knowledge of customers' buying patterns, that we were either a primary or the sole source supplier for products representing more than 80% of our total net sales in the twelve months ended March 31, 2010. We also believe we have achieved the technological capability to succeed in the 4G testing and measurement markets.

          We have set out below information about our market leading product categories and information about sales within these categories. We note that calendar year 2009 estimates of market share and market size are used because they are the most recent estimates that management has made.

Aeroflex Microelectronic Solutions
Product Category		Approximate Calendar 2009 Net Sales	% of AMS Net Sales in Calendar 2009	Primary/Sole Source?	Estimated Market Position
		(In millions)
•	HiRel RadHard microelectronics/semiconductors for space	$100	34%	Yes	#1-2
•	RF and microwave components: attenuation products, including programmables and switch matrices, microwave semiconductors and HiRel diodes	$75	25%	Yes	#2-3
•	Mixed-signal/digital ASICs for medical and security imaging	$21	7%	Yes	#1-2
•	Motion control products	$25	9%	Yes	#2

Aeroflex Test Solutions
Product Category	Approximate Calendar 2009 Net Sales	% of ATS Net Sales in Calendar 2009	Primary/Sole Source?	Estimated Market Position
	(In millions)
• Wireless LTE test equipment	$40	13%	Yes	#1
• Military radio and PMR test equipment	$69	23%	Yes	#1
• Avionics test equipment	$46	15%	Yes	#1
• Synthetic test equipment	$24	8%	Yes	#1

          Proprietary Technology Platforms; Significant Barriers to Entry to our Markets    We have a history of innovation and performance that has made us a leading supplier to our customers. We have proprietary technology that is based on extensive know-how and a long history of research and development focused on specialized technologies, often in collaboration with customers. We leverage this proprietary technology to design and manufacture a range of RF, microwave and millimeter wave microelectronic components, with a focus on high reliability on RadHard ICs. Our strength in the test and measurement market stems from our expertise in RF and microwave signals and innovative product development to meet the changing needs of wireless communications markets.

          We believe there are significant barriers to entry to most of our markets because our technical expertise enables us to provide innovative solutions and reliable products. In the space market, customers focus on supplier reputation because the malfunction of a component can lead to the loss of a valuable satellite or missile. We also believe there are significant barriers to entry to most our markets because our products are often designed, or "spec'd", into a customer's products or test procedures. For example, when products are customized to a particular customer's system or technology, customers could incur significant switching and requalifying costs to change vendors, making it more difficult for new vendors to enter the market. Our expertise and product performance in the space market are demonstrated, in part, by our receipt of Class K certification from the DSCC, a distinction we have held for approximately 20 years.

          Diverse, Blue Chip Customer Base.    We have strong and long standing relationships with blue chip space, avionics, defense, commercial wireless communications, medical and other blue chip customers. Our close customer relationships have enabled us to engage in collaborative product development, build our intellectual property portfolio and develop critical product and end market expertise.

          We believe our long track record of successfully supplying our customers with solutions and our recent design win momentum further enhances our ability to:

  •
  maintain our position as a primary or the sole source supplier of products to customers across a wide array of programs;

  •
  enjoy long multi-year platform relationships;

  •
  maximize the effectiveness of our research and development spending; and

  •
  minimize our customers' product development time.

          We believe that, in addition to our varied customer base, we are well positioned in growth markets and that our geographic and product diversification helps mitigate against volatility in any particular region or market segment.

          Compelling Business Model.    Our business model emphasizes revenue and earnings growth and robust cash flow conversion and has the following attributes:

            High Revenue Growth and Visibility.    We have a highly visible sales pipeline because of our backlog and long-term customer relationships. Our contracted backlog has grown at a compound annual growth rate of approximately 11% over the past three fiscal years. As of March 31, 2010, our backlog was $317.0 million, an increase of 11% over our backlog as of March 31, 2009. The majority of our backlog is recognized as revenue within one year. Our business also experienced strong growth in net sales. For the period from fiscal 2004 to fiscal 2009, our net sales increased at a CAGR of 7.7%. Our book-to-bill ratio for the twelve months ended March 31, 2010 was 1.04.

            Focus on High Margin Products.    Our strategy is to design, develop and manufacture products and solutions that address our customers' technically demanding requirements. The sophistication of our products and their differentiation drives our margins. For the twelve months ended March 31, 2010, we attained a gross margin of 51.0%, and our Adjusted EBITDA margin was 24.3%.

            Efficient Research and Development.    Our products typically enjoy a long product life cycle, enabling us to generate an attractive return on our research and development efforts. To complement our research and development, we strategically acquire businesses or license certain proven commercial technology to apply to our target markets. As a result, we spent a modest 11.7% of our revenue on research and development for the twelve months ended March 31, 2010.

            Limited Capital Expenditure Requirements.    In contrast to certain competitors that have invested in captive semiconductor fabrication facilities, we use third-party foundries to produce space qualified, high reliability RadHard ICs for our AMS segment. This fabless operating model significantly reduces required capital investment and is a key component of our capital efficiency. Capital expenditures as a percentage of sales were 3.1%, 2.2% and 3.1% for fiscal 2007, 2008 and 2009, respectively.

          Strong and Experienced Management Team.    We are led by an experienced, stable and well-respected management team. Our management team has an average of 27 years in the industry and 18 years with us. Since 1991, the management team has successfully transformed us into a focused, high margin, leading provider of RF and microwave solutions. Over that time period, we have successfully completed 27 acquisitions, divested non-core operations and increased net sales from approximately $63 million in fiscal 1991 to approximately $600 million in fiscal 2009.

Our Growth Strategy

          We believe our future success will depend on product innovation, our continued development of existing technology and our ability to continue to build and maintain strong relationships with customers. We are strategically focused on building our product portfolio and market presence in the following ways.

          Introducing New Products to Our Existing End Markets.    We continue to allocate research and development dollars toward new products serving attractive, growing markets. Our goal is to anticipate movements in our core markets and to design and build compelling solutions to address new opportunities.

          In our AMS business, as a result of our long-term customer relationships and extensive knowledge of their system designs, we have high visibility and early insight into our customers' design challenges and requirements. With this insight from our customers, we have developed next generation RadHard Processors, Memory, Data Communication and Power Management Multi-Chip Modules, or MCM's, for the satellite markets. We have also released next generation mixed-signal semiconductor solutions and high-performance photo detectors for the medical-CT and security markets.

          In our ATS business, we have focused on developing first-to-market products serving our core wireless test market, including test solutions for the LTE and WiMAX protocols. For example, our TM500 test mobile emulates a single or multi-handset environment and is used by most global infrastructure development organizations. Additionally, the 7100/7000 products were developed for and are used by handset developers. Both the TM500 and 7100/7000 offerings target the research and development market. We have also introduced a PXI-based product that leverages our TM500 and 7100/7000 products, offering a configurable and scalable solution to handset manufacturers and contract manufacturing organizations that support the major handset makers. We continue to invest aggressively in new products for our various wireless test markets, increasingly using a common platform that allows us to bring them to market quickly and at relatively low cost.

          We also have become a pioneer in the area of synthetic testing, a market with significant growth potential. In 1999, we used our capabilities in high-speed frequency synthesis and radar cross section measurement and developed a new way to make measurements. Synthetic tests were first used to test and measure satellite payloads, which require many electronic measurements in rapid sequence. Synthetic was a faster and, therefore, more cost effective way to test the satellite payload. The U.S. DoD and U.S. Navy, which instituted a next generation automatic test system program, called NxTest, are responsible for the emergence and growth of synthetic testing. The NxTest initiative aims to minimize the size of the test system, thereby reducing hardware and consequently the cost of the system. Synthetic testing also addresses obsolescence issues and provides additional flexibility for easy upgrades.

          Leveraging Existing Technology to Reach New Markets.    We have a history of leveraging our technology for use in new markets. For example, our move into CT scanning equipment capitalizes on our expertise in high-performance semiconductors and other electronic components, including mixed-signal ASICs, which are key to producing high quality imaging with reduced doses of radiation per scan. We believe that these benefits, coupled with decreasing production costs, will help drive growth of the overall CT scan market outside of the traditional medical environments and into markets such as security screening and nondestructive test equipment. According to Freedonia, demand for U.S. medical imaging products is expected to grow from approximately $17.5 billion in 2008 to approximately $24.0 billion in 2013, a CAGR of approximately 6.5%. In turn, demand for U.S. CT equipment is projected to reach $4.2 billion by 2013. In addition, our high-performance mixed-signal semiconductor intellectual property capabilities can also target the rapidly growing security scanner marketplace.

          Expanding by Acquisition.    Acquiring companies opportunistically is a strategic core competency for us. Since 1991, we have successfully completed 27 acquisitions and plan to continue our disciplined approach to acquisitions. Recent strategic acquisitions in both AMS and ATS have broadened and strengthened our product portfolio and expanded our geographic reach. In June 2009 we broadened our portfolio of motion control products with the purchase of Airflyte Electronics, which is a leader in custom-engineered slip rings used in pan and tilt cameras, down-hole equipment, and packaging machinery. Since its acquisition by us, Airflyte Electronics secured a $2.4 million mobile radar system order from Lockheed. In addition, we acquired Hi-Rel Components in February 2009, which designs high reliability semiconductors for the aerospace and defense industries. Subsequent to our purchase of Hi-Rel Components, it was awarded U.S.

government certification on several key products that are now planned for sale into demanding aerospace applications. Additionally, in June 2008 we bought Gaisler Research. Located in Gothenburg Sweden, Gaisler is a leading European integrated circuit software designer to space-related end markets. Gaisler's radiation tolerant LEON3 processor has now been incorporated into several ongoing space missions. Similarly, on the test side of our business we acquired VI Technology in March 2009 which has expanded our test solutions capabilities with a suite of base band test products focusing on audio, video, and multimedia. Also in ATS, in May 2010, we acquired Willtek Communications, which develops test instruments, system and solutions that test wireless technology, components, infrastructure products, handset products and other consumer wireless products specific to the development, manufacturing and service/support environments.

          We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. We have a track record for successfully integrating acquired businesses into our company. We seek acquisitions that are earnings accretive, give us access to complementary products and services, enhance our customer base, improve our intellectual property position, provide entry into high-growth adjacent markets and, by virtue of their transaction size, bear limited risk.

          Broadening Product Offerings Through Licensing.    We look to license commercial intellectual property that can be extended to our target markets and customer base in a cost effective and efficient manner. Through third-party technology license agreements, we are able to repurpose or expand the commercial intellectual property of companies that lack RadHard performance or otherwise adapt their technology for use in our markets. This process involves our working with a company to radiation harden its proprietary technology for use in extreme environments. For example, we have recently entered into technology license agreements with a number of semiconductor companies, including Vicor. The Vicor agreement allows us to deploy highly differentiated RadHard power management technology into the satellite market. We believe agreements such as these will enable us to support ongoing growth by allowing us to introduce new highly-differentiated, high-performance products to our existing customers at reduced cost and risk.

Business Evolution Since Going Private

          In August 2007, after 46 years as a public company, we were acquired by affiliates of or funds managed by Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management. Since the Going Private Transaction, we have successfully executed on a number of strategic initiatives that have positioned us for future growth and have expanded our Adjusted EBITDA margin from 20.3% in fiscal 2007 to 24.2% in fiscal 2009 despite the global economic downturn in 2008 and 2009.

          Investments in Products and Technology.    We have focused on investments, acquisitions, and licensing to enhance our financial performance since the Going Private Transaction.

  •
  We have successfully brought to market wireless instruments and system solutions that support a vertical market strategy specific to the chipset, product research and development and manufacturing test applications.

  •
  We have been the first to market with a family of next generation LTE handset and infrastructure test products, and have provided popular solutions including the TM500 and 7100.

  •
  We are expanding our wireless instrument and system product offerings leveraging our position in 4G technologies with the addition of a new digital signal generator/analyzer product family, 4G test vector generator/analyzer, multi-standard call box and TM500/7100 fading channel simulator option.

We have made six strategic acquisitions since the Going Private Transaction:

  •
  October 2007, Test Evolution;

  •
  June 2008, Gaisler Research;

  •
  February 2009, Hi-Rel Components;

  •
  March 2009, VI Technologies;

  •
  June 2009, Airflyte Electronics; and

  •
  May 2010, Willtek Communications.

          Finally, our increasing focus on licensing agreements has improved our operational and financial profile, allowing us to expand our product offerings efficiently and in a risk-mitigated way with proven technology. Since the Going Private Transaction, we have entered into technology license agreements, including those listed below:

  •
  March 2008, Vicor;

  •
  July 2009, IceMos; and

  •
  December 2009, Mosys.

          Enhanced Business Model—Managing Costs to Improve Return on Capital.    We have continually pursued margin-enhancing cost efficiencies, improving our fixed cost structure by critically examining operations for synergies and expense reduction. Among our various initiatives, we restructured our UK operations in 2008 and 2009, divested our radar development business in May 2008, and in July 2009 closed our small ATS operation in France. Additionally, in fiscal 2009 we completed personnel reductions at our Whippany, New Jersey factory. As a result we have significantly enhanced profitability since the Going Private Transaction in August 2007. Specifically, the consolidated Adjusted EBITDA margin increased from 20.3% in fiscal 2007 to 24.2% in fiscal 2009.

          Improved Organizational Culture.    We were acquired on August 15, 2007 by affiliates of or funds managed by Veritas Capital, Golden Gate Capital, GS Direct, and certain members of our management. Since the Going Private Transaction, we have implemented significant changes that have improved our business model and in turn our financial performance. Since being promoted to CEO upon the consummation of the Going Private Transaction, Leonard Borow has instilled a results-oriented culture where business managers are being encouraged to make strategic decisions to drive growth and margin enhancement. We have made significant investments in new or improved products and technology, streamlined our cost structure to enhance our return on capital, and we believe we have revitalized our organizational culture. The financial impact of this new approach has been most apparent in our ability to stabilize revenue through the 2008 to 2009 economic downturn and expand Adjusted EBITDA margins.

Our Products Offered

Aeroflex Microelectronic Solutions

          AMS products provide customers with high precision, high reliability, application specific standard products and application specific integrated circuits including databuses, transceivers, microcontrollers, microprocessors and memory products. In addition, AMS also sells sub-assemblies and multichip modules, or MCMs, as well as a diverse portfolio of commercial mixed-signal ICs and RF, microwave and millimeter wave devices. AMS' broad product portfolio has a longstanding, field-tested, history of reliable performance often characterized by long product life cycles and mission-critical functionality. AMS currently provides products in four functional families:

          HiRel Microelectronics/Semiconductors.    AMS provides HiRel standard and custom integrated circuits and circuit card assembly for the aerospace, high reliability altitude avionics, medical, x-ray cargo scanners, critical transportation systems, nuclear power controls, GPS receivers, networking and telecommunication markets. AMS' HiRel products include transceivers, analog multiplexers, clock management generators, MSI logic products, battery electronics units, voltage regulators, high-speed power controllers, MIL-STD 1553 bus controllers, remote terminals, bus monitors, microcontrollers and microprocessors, RadHard Pulse Width Modulation Controllers, RadHard Resolver-to-Digital and memory modules. HiRel Microelectronics/Semiconductors have a typical life cycle of 10-20 years.

          RF and Microwave Components.    AMS provides the following broad set of standard and application specific RF/microwave diodes and semiconductor devices. Microwave semiconductor products offered include diodes, amplifiers, resistors, inductors, capacitors, switches, and integrated devices. RF and Microwave active components and subsystems offered include PIN diode-based microwave control components, variable attenuators, phase shifters, limiters, time delay units and Multi-Function Microwave assemblies. AMS offers resistor products, which include a variety of low and high reliability power surface mounted passive devices for the wireless infrastructure and defense markets with applications in isolators, circulators, single and multi-carrier power amplifiers and circuits. Passive components offered include high quality, economically priced and Restriction of Hazardous Substances compliant attenuators, terminations, adapters, DC blocks, and other components for commercial, military and laboratory applications. Other products include power amplifiers, up and down converters, mixers, filters and micro-receivers operating to over 40GHz. RF and Microwave components have a typical life cycle of 5-15 years.

          Mixed-Signal/Digital ASICs.    AMS provides custom ASICs for demanding environments such as space, medical, screening and industrial applications. RadHard ASICs and Mixed-Signal ASICs include a variety of digital and mixed-signal RadHard ASICs for HiRel applications including 130nHBD, 0.6um to 0.25um processes, QML V and QML Q with total ionizing rates from 100 kilorad to 1 megarad. Mixed-Signal/Digital ASICs have a typical life cycle of 5-15 years.

          Motion Control Products.    Our motion control products provide complete and integrated motion control solutions for space (both military and commercial), military, avionics, and strategic industrial customers. AMS' current product line offerings include actuators and mechanisms, electronic controllers, slip rings and twist capsules, DC motors and Gimbal Systems. Motion Control products have a typical life cycle of 10-20 years.

  Aeroflex Test Solutions

          ATS is a leading provider of a broad line of specialized test and measurement equipment. Our solutions encompass a full spectrum of instrumentation from turnkey systems to standalone test sets to customized modular components and software. We continue to invest aggressively in new products for our various wireless test markets, increasingly using a common platform that allows us to bring them to market quickly and at relatively low cost. ATS currently provides test and measurement equipment across the following five product areas:

          Wireless Test Equipment.    Wireless Test Equipment is used by wireless service providers and equipment manufacturers to test wireless handsets and base stations. We offer a wide selection of cellular tests across an array of wireless standards and communication frequencies, including 2G and 3G, with particular capability in EDGE protocols, and the new 4G WiMAX and LTE protocols.

Products include a broad range of system, protocol, physical layer and parametric test solutions, such as the TM500 base station test mobile, RF synthesizers, digitizers and combiners, and application software. In addition, ATS provides PXI-based products which are modular scalable solutions for the handset manufacturing environment. Product applications include research and development, conformance, manufacturing/production, installation and commissioning, field service, and network optimization. ATS' market leading product, the TM500, emulates a single or multi-handset environment and is used by all global infrastructure development organizations. Wireless Test Equipment products have a typical life cycle of 3-5 years.

          Military Radio and PMR Test Equipment.    ATS Radio Test Equipment is used by radio manufacturers and military, police, fire and emergency response units to test handheld radio units. ATS provides TErrestrial Trunked RAdio, or TETRA, and Project 25, or P25, radio test equipment, addressing both mobile and repeater test applications. TETRA is a global standard for PMR systems, used by emergency services, public transport and utilities. P25 is a standard for digital radio communications for use by federal, state, private, and local public safety agencies in North America. Our military communications testing systems are primarily used by the U.S. military to test complex voice and data frequency hopping radios and accessories. Military radio and PMR test equipment has a typical life cycle of 5-20 years.

          Avionics Test Equipment.    Avionics test equipment is used in the design, manufacture, test and maintenance of commercial, civil and military airborne electronic systems, or avionics. ATS equipment provides the stimulus and signals necessary for certification, verification, fault finding and diagnosis of airborne systems on the ground. For civil and commercial aviation, we have test solutions for various transponder modes, communications frequencies, emergency locator transmitters, weather radars and GPS systems. For military aviation, we have test solutions for microwave landing systems, tactical air navigation, enhanced traffic alert and collision avoidance systems, various identification friend or foe, or IFF, transponder/interrogator modes and IFF monopulse antenna simulation. ATS also provides customized avionics test solutions to support manual and automatic test equipment for manufacturing, repair and ground support operations. Avionics test equipment has a typical life cycle of 8-15 years.

          Synthetic Test Equipment.    Synthetic test systems test several attributes through one "box" and can take multiple complex measurements simultaneously. ATS provides a highly integrated, turn-key, synthetic test environment that allows digital, analog, RF/microwave and power test of circuits, modules, subsystems and complete systems for commercial, military, and aerospace customers. ATS' STI 1000C+ and TRM 1000C products offer synthetic microwave test systems optimized for testing Transmit/Receive modules and satellite payloads in a factory setting. Our SMART^E and SMART^E 5300 products offer a modular approach for implementing multi-function configurable and reconfigurable test systems. Synthetic test solutions products have a typical life cycle of 10-15 years.

          General Purpose Test Equipment and Other.    ATS offers a variety of general purpose test solutions including microwave test solutions, counters and power meters. ATS microwave test solutions cover frequency ranges from 1 MHz to 46GHz, with various tracking, offset, continuous wave, modulated source, fault location, and group delay configuration options provided. ATS power meters are designed for field use, automated test equipment requirements and standard bench applications. General purpose test solutions have a typical life cycle of 4-7 years.

Our Customers

          AMS addresses value-added specialty markets requiring application specific, custom engineered, high-performance microelectronic solutions. The division has strong relationships with the five largest U.S. defense contractors, Boeing, General Dynamics, Lockheed Martin, Northrop Grumman and Raytheon, as well as with several other major defense-related technology companies, such as BAE Systems, Honeywell, ITT Industries and United Technologies. AMS customers also include communications equipment OEMs such as Cisco Systems and Ericsson.

          ATS addresses value-added specialty markets requiring application specific, custom engineered, high-performance testing solutions. The division has strong relationships with several major defense-related technology companies, including Lockheed Martin, Boeing, Northrop Grumman and Raytheon. ATS customers also include wireless handset and infrastructure OEMs. Certain of our customers, such as BAE Systems and Honeywell, are also our competitors due to their in-house capabilities.

          Approximately 35% of sales for the twelve months ending March 31, 2010 were to agencies of the U.S. government or to prime defense contractors or subcontractors of the U.S. government. These government contracts have been awarded either on a bid basis or after negotiation. These contracts generally provide for fixed prices and have customary provisions for termination at the convenience of the government without cause.

Competition

          We compete primarily on the basis of technology and performance. For certain products, we also compete on the basis of price. Some of our competitors are well-established and have greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in specialized markets, and with the internal capabilities of many of our significant customers, including Honeywell and BAE Systems. In addition, a significant portion of our contracts, including those with the federal government and commercial customers, are subject to commercial bidding, both upon initial issuance and subsequent renewal.

          AMS primarily competes with large defense-related technology providers, including BAE Systems and Honeywell. In addition, AMS competes with a number of specialty semiconductor providers, including Actel, Hittite Microwave Corporation and ILC / Data Devices Corporation and Microsemi. We believe we are one of the largest providers of specialty microelectronics to our targeted markets and that we are the leading global fabless platform of scale in RadHard semiconductors. Additionally, in the RF and Microwave market segment, AMS competes with companies such as Anaren. However, we believe our specialized expertise in RadHard technology, RF and microwave design and development and fabrication expertise provides us with a differentiated technology and pricing position versus our most direct competitors. We characteristically maintain close and longstanding relationships with our customers and maintain sole source / primary supplier positions with many of our customers.

          ATS primarily competes with Agilent and a number of specialty test and measurement providers, including Anite, Anritsu, Rohde & Schwarz and Spirent. We believe our specialized expertise in high-performance RF and wireless testing equipment and our focus on delivery of advanced testing platforms and optimized manufacturing capability sets us apart from our most direct competitors. We believe we continue to maintain the largest installed base of any of our competitors in the specialized test categories in which we compete, including many sole source / primary supplier positions with customers such as Lockheed Martin and Raytheon. In the general purpose test equipment and other markets our competitors include Agilent Technologies and National Instruments.

Research and Development

          As of March 31, 2010, we had approximately 640 engineers conducting research and development activities at 18 of our facilities. Our research and development efforts primarily involve engineering and design relating to:

  •
  developing new products;

  •
  improving existing products;

  •
  adapting existing products to new applications; and

  •
  developing prototype components to bid on specific programs.

          We emphasize research and development efforts for products in both the AMS and ATS divisions. In AMS, we have focused our research and development initiatives on the continued enhancement of our high value power management products and subsystems, microwave/RF modules and microreceivers which has enabled us to increase the dollar content of our products embedded into modern satellites. In ATS, we are developing technologies that are used in the next generation of wireless infrastructure. Our research and development consists of self-funded research and development as well as research and development we conduct in collaboration with or on behalf of our customers.

          We invested $73.4 million in self-funded research and development for the twelve month period ended March 31, 2010, compared to $61.2 million for the twelve month period ended March 31, 2009. Certain product development and similar costs are recoverable under contractual arrangements and those that are not recoverable are expensed in the year incurred. Capital expenditures as a percentage of sales were 3.1%, 2.2% and 3.1% for fiscal 2009, 2008 and 2007, respectively.

          We also seek to strategically acquire businesses with proven commercial technology to apply to our target markets. In June 2009 we broadened our portfolio of motion control products with the purchase of Airflyte Electronics, which is a leader in custom-engineered slip rings used in pan and tilt cameras, down-hole equipment, and packaging machinery. In addition, we acquired Hi-Rel Components in February 2009, which designs high reliability semiconductors for the aerospace and defense industries. On the test side of our business we acquired VI Technology in March 2009 which has expanded our test solutions capabilities with a suite of base band test products focusing on audio, video, and multimedia. Also in ATS, in May 2010, we acquired Willtek Communications, which develops test instruments, system and solutions that test wireless technology, components, infrastructure products, handset products and other consumer wireless products specific to the development, manufacturing and service/support environments.

Manufacturing

          The AMS division operates under a fabless semiconductor manufacturing model, outsourcing substantially all semiconductor fabrication activities to commercial foundries, which significantly reduces our capital expenditures and labor costs and enhances our ability to respond quickly with scalability to changes in technology and customer demands. We purchase our semiconductors from a variety of foundries, which utilize our proprietary design specifications and packaging techniques to manufacture our RadHard products. We test our RadHard products in our in-house radiation simulation testing chamber.

          AMS has 11 primary manufacturing facilities throughout the United States and China. In AMS' largest facility, Colorado Springs, Colorado, we design and develop our RadHard solutions in addition to a broad range of products for avionics and space applications. AMS manufactures advanced MCMs for airborne, space, shipboard, ground based and commercial avionics and telecommunications systems in its Plainview, New York, facility. The remaining facilities are used to produce RFMW and aerospace motion control solutions.

          We manufacture products for aerospace and defense programs in compliance with stringent military specifications. Most of our manufacturing plants are ISO-9001 certified, and our Plainview, New York, Hauppauge, New York, and Colorado Springs, Colorado, facilities are also certified to the more stringent AS9100 standard.

          ATS has eight primary manufacturing facilities throughout the United States and Great Britain. In ATS' largest facility, Wichita, Kansas, we design and develop a wide range of test instrumentation for military radio and avionics. In ATS' Stevenage, England facility, we produce wireless systems test technologies and also provide test solutions with expertise in signal generators, signal analyzers, microwaves and automatic test equipment. The remaining facilities focus on synthetic testing solutions and other wireless communications testing equipment.

          Many of the component parts we use in our products are purchased, including semiconductors, transformers and amplifiers. Although we may obtain certain components and materials from a limited group of suppliers, all the materials and components we use, including those purchased from a sole source, are readily available and are, or can be, purchased in the open market. We have no long-term purchase commitments and no supplier provided more than 10% of our raw materials during fiscal 2009.

Sales

          We employ a team-based sales approach to closely manage relationships at multiple levels of the customer's organization, including management, engineering and purchasing personnel. This integrated sales approach involves a team consisting of a senior executive, a business development specialist and members of our engineering department. Our use of experienced engineering personnel as part of the sales effort enables close technical collaboration with our customers during the design and qualification phase of new technologies and equipment. We believe that this is critical to the integration of the product into the customer's equipment. Manufacturers' representatives and independent sales representatives are also used as needed. Each of the businesses that comprise the AMS segment have their own sales organizations, whereas the ATS segment has a common sales force to service its global market. As of March 31, 2010, we had approximately 200 sales people employed domestically and internationally.

Intellectual Property

          In order to protect our intellectual property rights, we rely on a combination of patent, trade secret, copyright and trademark laws and employee and third-party nondisclosure agreements. We believe that while the protection afforded by patent, trademark and trade secret laws may provide some advantages, the competitive position of participants in our industry is principally determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. Therefore, we have focused our efforts principally on developing substantial expertise and know-how in our industry, and protecting that know-how with confidentiality agreements and trade secrets.

          We consider the protection of our proprietary technology to be an important element of our business. We limit access to and distribution of our proprietary information. We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark and trade secret laws, as well as confidentiality agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States.

          We have from time to time applied for patent protection relating to certain existing and proposed products, processes and services, but we do not have an active patent application strategy. When we do apply for patents, we generally apply in those countries where we intend to make, have made, use or sell patented products; however, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. To the extent that a competitor effectively uses its intellectual property portfolio, including patents, to prevent us from selling products that allegedly infringe such competitor's products, our results of operations could be materially adversely affected.

          Some of our proprietary technology may have been developed under, or in connection with, U.S. government contracts or other federal funding agreements. With respect to technology developed under such agreements, the U.S. government may retain a nonexclusive, non-transferable, irrevocable, paid-up license to use the technology on behalf of the United States throughout the world. In addition, the U.S. government may obtain additional rights to such technology, or our ability to exploit such technology may be limited.

          We rely on our trademarks, tradenames and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources towards marketing new brands

          We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We periodically evaluate our confidentiality policies and procedures, and believe that we have adequate protections in place. However, these agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

          We face the risk of claims that we have infringed or misappropriated third parties' intellectual property rights. For example, we are currently party to an action in the United States District Court for the District of Delaware, in which our customer BAE has asserted claims against us for patent infringement, trade secret misappropriation, breach of contract, conversion and unjust enrichment and has requested, by way of relief, unspecified damages, injunctive relief and an accounting. We have evaluated BAE's claims and believe that there is no basis for the allegations or claims made by BAE. In general, if we are found to infringe third parties' intellectual property rights, we may be required to enter into licensing agreements in order to obtain the right to use a third party's intellectual property. Any licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license agreements, or stop the sale of certain products, which could adversely affect our net sales, gross margins and expenses and harm our future prospects.

          In addition to our own intellectual property, we have recently begun an active program of licensing third-party technologies to be developed into new products. In many cases, we make substantial up-front payments to procure such technology. We generally attempt to license third-party technology for as long as practicable and have recently acquired three licenses that make the technology acquired available to us for periods of up to twenty years. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to make these products could be harmed. In addition, licensed technology may be subject to claims that it infringes others' technology, and we may lose access to or have restrictions placed on our use of the licensed technology. For example, we and IceMos, one of our licensors, received a letter from

General Electric Global Research on February 18, 2010 alleging that certain intellectual property licensed to us by the supplier may be owned, at least in part, by General Electric and that intellectual property may also be subject to certain confidentiality or non-disclosure provisions of a prior agreement between General Electric and IceMos. IceMos responded on March 5, 2010 refuting the allegations and requesting additional information from General Electric. Any prohibitions or additional limitations on a licensor's ability to license the intellectual property at issue to us resulting from this dispute may have a negative impact on our ability to meet production, sales and profitability targets.

          Our licenses of third-party technologies have certain requirements that we must meet to maintain the license. For instance, if we fail to meet certain minimum royalty or purchase amounts, or meet delivery deadlines, certain licenses may be converted from an exclusive license to a non-exclusive license, thus allowing the licensors to license the technology to our competitors. In addition, breach of confidentiality or the unauthorized use of the technology could render the license agreement void. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. We are unable to predict whether these license agreements can be obtained or renewed or the technology can be replaced on acceptable terms, or at all.

Regulation

          Our operations are subject to various federal, state, local, and foreign environmental laws, ordinances and regulations that limit discharges into the environment, establish standards for the handling, generation, use, emission, release, discharge, treatment, storage and disposal of, or exposure to, hazardous materials, substances and waste, and require cleanup of contaminated soil and groundwater. These laws, ordinances and regulations are complex, change frequently and have tended to become more stringent over time. Many of them provide for substantial fines and penalties, orders (including orders to cease operations) and criminal sanctions for violations. They may also impose liability for property damage and personal injury stemming from the presence of, or exposure to, hazardous substances.

  Environmental

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. See "—Legal Proceedings".

          We believe that we are in material compliance with all environmental laws, do not anticipate any material expenditure to meet current or pending environmental requirements, and generally believe that our processes and products do not present any unusual environmental concerns. We are unaware of any existing, pending or threatened contingent liability that may have a material adverse effect on our ongoing business operations.

  Workplace Safety

          Our operations are also governed by laws and regulations relating to workplace safety and worker health. We believe we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our results of operations or financial condition. We also believe that we are in material compliance with all applicable labor regulations.

  ITAR and Export Controls

          We are subject to International Traffic in Arms Regulation, or ITAR. ITAR requires export licenses from the U.S. Department of State for products shipped outside the U.S. that have military or strategic applications. In this connection, we have filed certain Voluntary Disclosures with the Directorate of Defense Trade Controls, U.S. Department of State, describing possible inadvertent violations. See "—Legal Proceedings".

          We are also subject to the Export Administration Regulations, or EAR. The EAR regulates the export of certain "dual use" items and technologies and, in some instances, require a license from the U.S. Department of Commerce.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of a recently acquired company. These matters have been formally disclosed to the U.S. Department of State. Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired have violated ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of our export privileges and criminal sanctions, which may adversely affect our business, results of operations and financial condition.

  Government Contracting Regulations

          Because we have contracts with the federal government and its agencies, we are subject to audit from time to time for our compliance with government regulations by various agencies, including the Defense Contract Audit Agency, or DCAA. The DCAA reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. The DCAA has the right to perform audits on our incurred costs on all contracts on a yearly basis. An adverse finding under a DCAA audit could result in the disallowance of our costs under a government contract, termination of a government contract, forfeiture of profits, suspension of payments, fines and suspension and prohibition from doing business with the U.S. government. In the event that an audit by the DCAA results in disallowance of our costs under a contract, we have the right to appeal the findings of the audit under applicable dispute resolution provisions. Approval of submitted yearly contract incurred costs can take from one to three years from the date of submission of the contract costs.

          Other governmental agencies, including the Defense Securities Service and the Defense Logistics Agency, may also, from time to time, conduct inquiries or investigations regarding a broad range of our activities.

          Our principal products or services do not require any governmental approval, except for the requirement that we obtain export licenses for certain of our products.

Legal Proceedings

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at March 31, 2010 is $1.1 million, of which $322,000 is expected to be paid within one year.

          During the quarter ended March 31, 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. Accordingly, we filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to its compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008, which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to its Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of a recently acquired company. These include the inadvertent export of products without a required license and the disclosure of controlled technology to certain foreign national employees. These matters were formally disclosed to the U.S. Department of State in 2009 and 2010.

          Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired has violated ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of its export privileges and criminal sanctions, which may adversely affect our business, results of operations and financial condition.

          On October 14, 2009, BAE commenced an action against both us and one of our subsidiaries in the United States District Court for the District of Delaware. BAE is alleging that under a subcontract it entered into with us in 2002, BAE provided to us certain proprietary information and know how relating to a high-performance direct infrared countermeasure system for use in military aircraft and certain other platforms, known as the "DIRCM System", which enabled us to fabricate for BAE an assembly component of the third generation of the DIRCM System. BAE is alleging that, in violation of the provisions of the subcontract and a Proprietary Information Agreement, we fabricated or facilitated the fabrication of one or more items that were identical or substantially identical to items that we exclusively fabricated for BAE under the subcontract. BAE further claims that our actions enabled a competitor of BAE to build and market, in competition with BAE, an infrared countermeasure system that included an unlawful copy of the component. Based on these allegations, BAE has asserted claims against us for patent infringement, trade secret misappropriation, breach of contract, conversion and unjust enrichment and has requested, by way of relief, unspecified damages, injunctive relief and an accounting. We have evaluated BAE's claims and believe that there is no basis for the allegations or claims made by BAE. Nevertheless, there can be no assurance that we will prevail in the matter. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

Properties and Facilities

          Our headquarters are located in Plainview, Long Island, New York, where we have approximately 90,000 square feet of space, including manufacturing space, that is utilized by both AMS and ATS. The following table sets forth information concerning the significant properties owned or leased by us.

Location	Approximate Square Footage	Purpose	Owned/ Leased	Expiration of Lease
AMS Properties
Ann Arbor, Michigan	32,000	(3)(4)	Owned	N/A
Colorado Springs, Colorado	102,000	(1)(2)(5)(6)	Owned	N/A
Frederick, Maryland	32,000	(3)(4)	Leased	2011
Gothenburg, Sweden	9,000	(6)	Leased	2011
Hauppauge, Long Island, New York	47,000	(7)(8)	Leased	2017
Londonderry, New Hampshire	43,000	(3)(4)	Leased	2012
Lawrence, Massachusetts	15,000	(3)(4)	Leased	2014
Nanjing, China	22,000	(3)	Leased	2014
Naples, Florida	41,000	(7)	Leased	2013
Plainview, Long Island, New York	52,000	(1)(2)	Owned	N/A
Plainview, Long Island, New York	21,000	(2)	Leased	2013
Sunnyvale, California	27,000	(3)(4)	Leased	2012
Whippany, New Jersey	57,000	(3)(4)	Owned	N/A
ATS Properties
Austin, Texas	10,000	(14)	Leased	2010
Cambridge, England	14,000	(10)	Leased	2011
Cupertino, California	20,000	(13)	Leased	2014
Ismaning, Germany	47,000	(9)(10)	Leased	2010
Lenexa, Kansas	54,000	(12)	Leased	2015
Plainview, Long Island, New York	17,000	(14)	Owned	N/A
Powell, Ohio	20,000	(13)	Leased	2011
Stevenage, England	142,000	(9)(10)(11)(12)(14)	Owned	N/A
Wichita, Kansas	156,000	(11)(12)	Owned	N/A

(1)
Manufacturing of Hi-Rel microelectronics/semiconductors.

(2)
Research and development of Hi-Rel microelectronics/semiconductors.

(3)
Manufacturing of RF and microwave components.

(4)
Research and development of RF and microwave components.

(5)
Manufacturing of mixed-signal/digital ASICs.

(6)
Research and development of mixed-signal/digital ASICs.

(7)
Manufacturing of motion control products.

(8)
Research and development of motion control products.

(9)
Manufacturing of wireless test equipment.

(10)
Research and development of wireless test equipment.

(11)
Manufacturing and research and development of military radio and PMR test equipment.

(12)
Manufacturing and research and development of avionics test equipment.

(13)
Manufacturing and research and development of synthetic test equipment.

(14)
Manufacturing and research and development of general purpose test equipment and other.

Our Employees

          As of March 31, 2010, we had approximately 2,700 employees, of whom 1,400 were employed in a manufacturing capacity, and 1,300 were employed in engineering, sales or administrative positions. Approximately 90 of our employees are covered by a collective bargaining agreement. The collective bargaining agreement expires September 30, 2010. We believe that our employee relations are satisfactory.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth certain information regarding our board of directors. We expect to appoint additional directors prior to the consummation of this offering. In addition, the table sets forth information regarding our senior management.

Name	Age	Position
Leonard Borow	62	President and Chief Executive Officer; Director
John Buyko	50	Executive Vice President and President of Aeroflex Microelectronic Solutions
John Adamovich, Jr.	56	Senior Vice President, Chief Financial Officer and Secretary
Charles Badlato	51	Vice President—Treasurer and Assistant Secretary
Carl Caruso	66	Vice President—Manufacturing
Robert B. McKeon	55	Chairman of our Board of Directors
Hugh Evans	41	Director
Ramzi M. Musallam	41	Director
Prescott H. Ashe	43	Director
Joe Benavides	38	Director
Bradley J. Gross	37	Director
John D. Knoll	39	Director

          Leonard Borow is our President and Chief Executive Officer. He has been employed by us in various executive positions since 1989. He has been President and Chief Executive Officer of Aeroflex Holding since October 2007, Chief Executive Officer of Aeroflex since August 2007, President of Aeroflex since August 2005, Chief Operating Officer of Aeroflex since October 1991 and a member of the board of directors of Aeroflex since November 1992. Mr. Borow has served as a member of our board of directors since August 2007. From February 2004 until August 2005, Mr. Borow was one of Aeroflex's Vice Chairmen, and from October 1991 until February 2004, Mr. Borow was Executive Vice President of Aeroflex. Prior to joining Aeroflex, Mr. Borow was President of Comstron Corporation, a manufacturer of fast switching frequency synthesizers and components, which Aeroflex acquired in November 1989. Mr. Borow was selected to serve as one of our directors because he is our Chief Executive Officer and has extensive knowledge of our business and historical development. Mr. Borow has important relationships with our major customers and has been a significant contributor to the expansion of our business through both organic growth and acquisitions.

          John Buyko is our Executive Vice President and President of our AMS division. He has been employed by us in various executive positions since January 1991. He has been Executive Vice President of Aeroflex Holding since August 2007, Executive Vice President of Aeroflex since December 2006, Vice President of Aeroflex since August 2005 and President of our AMS division since September 2001. From December 1998 until September 2001, Mr. Buyko was Senior Vice President—Marketing and Sales of our AMS division.

          John Adamovich, Jr. is our Senior Vice President, Chief Financial Officer and Secretary. He has been employed by us in various executive positions since 2005. He has been Chief Financial Officer of Aeroflex Holding since October 2007, Senior Vice President and Chief Financial Officer of Aeroflex since November 2005 and Secretary of Aeroflex since August 2007. From November 2004 until May 2005, Mr. Adamovich was employed by Rainbow Media Enterprises, a subsidiary of

Cablevision Systems Corporation, as its Executive Vice President and Chief Financial Officer. From January 1998 until November 2004, Mr. Adamovich was employed by Pall Corporation as its Group Vice President, Treasurer and Chief Financial Officer. From July 1975 until December 1997, Mr. Adamovich was employed by KPMG LLP, becoming a partner in 1986.

          Charles Badlato is our Vice President—Treasurer and Assistant Secretary. He has been employed by us in various positions since 1994. He has been Vice President—Treasurer and Assistant Secretary of Aeroflex Holding since April 2010, Vice President of Aeroflex since February 2004 and Treasurer of Aeroflex since February 1994. From December 1987 until February 1994, Mr. Badlato was employed by Aeroflex in various financial positions. From May 1981 until December 1987, Mr. Badlato was employed by various certified public accounting firms, most recently as an audit manager with Touche Ross & Co. (now known as Deloitte & Touche).

          Carl Caruso is our Vice President—Manufacturing. He has been employed by us in various positions since 1989. He has been Vice President—Manufacturing of Aeroflex Holding since April 2010, Vice President—Manufacturing of Aeroflex since February 1997 and Vice President of Aeroflex Plainview, Inc. since November 1989. Prior to joining Aeroflex, Mr. Caruso was Vice President of Comstron Corporation, which Aeroflex acquired in November 1989.

          Robert B. McKeon has served as the Chairman of our board of directors since August 2007. Mr. McKeon is the Founder and Chairman of Veritas Capital, a New York-based private equity investment firm he formed in 1992. Prior to forming Veritas in 1992, Mr. McKeon served as the Chairman of Wasserstein Perella Management Partners and was a founding partner of Wasserstein Perella & Co. in 1988. Mr. McKeon was instrumental in raising and managing Wasserstein's $1.1 billion private equity fund. Mr. McKeon currently serves as Chairman of the Board of DynCorp International Inc., Vangent, Inc., Global Tel*Link Corporation and McNeil Technologies. Mr. McKeon is a member of the Council on Foreign Relations, The Bretton Woods Committee, and the Center for Strategic & International Studies. Mr. McKeon holds a B.S. from Fordham University and an M.B.A. from Harvard Business School. Mr. McKeon was selected to serve as one of our directors because he is the Founder and Chairman of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Hugh Evans has served as a member of our board of directors since August 2007. Mr. Evans is a Partner at Veritas Capital. Prior to joining Veritas in 2005, Mr. Evans was a Partner at Falconhead Capital, a middle market private equity firm. While at Falconhead, Mr. Evans was a member of the firm's investment committee. Prior to Falconhead, Mr. Evans was a Principal at Stonington Partners. Mr. Evans began his private equity career in 1992 at Merrill Lynch Capital Partners, the predecessor firm of Stonington, which was a wholly owned subsidiary of Merrill Lynch. Mr. Evans holds an A.B. from Harvard University and an M.B.A. from the University of Chicago Graduate School of Business. Mr. Evans was selected to serve as one of our directors because he is a Partner of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Ramzi M. Musallam has served as a member of our board of directors since August 2007. Mr. Musallam is a Partner at Veritas Capital, which he has been associated with since 1997. He is a member of the boards of directors of DynCorp International Inc., Vangent, Inc. and several private companies. Mr. Musallam holds a B.A. from Colgate University with a major in Economics and Mathematics and an M.B.A. from the University of Chicago Booth School of Business. Mr. Musallam was selected to serve as one of our directors because he is a partner of our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private

Transaction. In addition, he has extensive experience in financing, private equity investment and board service.

          Prescott H. Ashe has served as a member of our board of directors since August 2007. Mr. Ashe has been a Managing Director of Golden Gate Capital since 2000. Prior to joining Golden Gate Capital, Mr. Ashe was an investment professional at Bain Capital, which he initially joined in 1991. Prior to joining Bain Capital, Mr. Ashe was a consultant at Bain & Company. He is currently a director of several private companies in which Golden Gate Capital is an investor. Mr. Ashe holds a B.S. in Business Administration from the University of California at Berkeley and a J.D. from Stanford Law School. Mr. Ashe was selected to serve as one of our directors because he is a Managing Director of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in private equity investment and board service.

          Joe Benavides has served as a member of our board of directors since August 2007. Mr. Benavides is a Principal at Veritas Capital. Prior to joining Veritas in 2007, Mr. Benavides was a Managing Director at The Blackstone Group. Prior to joining Blackstone in 2004, Mr. Benavides was a Vice President in the Financial Sponsors Group at Credit Suisse. Mr. Benavides holds a B.S. in Economics with a concentration in Finance from the Georgia Institute of Technology and an M.B.A. in Finance from The Wharton School of the University of Pennsylvania. Mr. Benavides was selected to serve as one of our directors because he is a Principal at our largest beneficial holder and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, accounting, private equity investment and board service.

          Bradley J. Gross has served as a member of our board of directors since August 2007. Mr. Gross has been a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. since 2007, where he has led and executed investments in a wide range of industries, including aerospace, consumer products, retail, healthcare, and financial institutions. Mr. Gross also has experience investing both within and outside the U.S., including positions in both the Hong Kong and Tokyo offices of Goldman, Sachs & Co. He first joined Goldman, Sachs & Co. in 1995. He currently serves on the board of directors of Griffon Corporation, Capmark Financial Group, Cequel Communications, LLC and several other private companies in which Goldman, Sachs & Co. is an investor. Mr. Gross holds a B.A. from Duke University and an M.B.A. from the Stanford University Graduate School of Business. Mr. Gross was selected to serve as one of our directors because he is a Managing Director of an affiliate of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in financing, management and board service.

          John D. Knoll has served as a member of our board of directors since August 2007. Mr. Knoll is a Managing Director of Golden Gate Capital, which he joined in 2000. Mr. Knoll's primary focus is on the broader electronics sector, including semiconductor devices and equipment, electronic manufacturing, and technology end markets including enterprise hardware, telecommunications services and equipment, aerospace and defense, and test and measurement devices. Prior to joining Golden Gate Capital, Mr. Knoll spent a year as Product Manager at Covad Communications. Prior to Covad Communications, Mr. Knoll spent four years as a Consultant with Bain & Company, where he worked in technology, media, telecommunications, and the private equity advisory group. Mr. Knoll is currently a director of several of Golden Gate Capital's technology portfolio companies. Mr. Knoll holds a B.S. and M.S. in Industrial Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Knoll was selected to serve as one of our directors because he is a Managing Director of one of our largest beneficial holders and has extensive experience and familiarity with us since the 2007 Going Private Transaction. In addition, he has extensive experience in private equity investment and board service.

  Composition of the Board of Directors

          Controlled Company Exception. After the completion of this offering, the parent LLC will control a majority of the voting power of our outstanding common stock. The Sponsors will indirectly own through their investment in the parent LLC approximately          % of our common stock (or approximately         % if the underwriters exercise in full their option to purchase additional shares) after the completion of this offering. As a result, we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, if more than 50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a "controlled company" and may elect not to comply with certain New York Stock Exchange corporate governance standards, including:

  •
  the requirement that a majority of the Board of Directors consist of independent directors;

  •
  the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

          Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

          Any director may be removed from office by our stockholders. Our Sponsors are the beneficial owners of a majority of our common stock and will be able to unilaterally remove directors.

  Limited Liability Company Agreement

          The limited liability company agreement of the parent LLC, as described under "Certain Relationships and Related Party Transactions", provides that the parent LLC may not permit us to take certain actions without the consent of each of the Sponsors.

  Board Committees

          Prior to the consummation of this offering, we anticipate that our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee, as discussed below.

          Audit Committee. Our audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee will be comprised of Messrs.                                   .

          Compensation Committee. The compensation committee is primarily concerned with administering programs and policies regarding the compensation of executive officers and employee benefit plans. The committee is responsible for determining compensation of our executive officers and other employees and overseeing the administration of all employee benefit plans and programs. Our compensation committee will be comprised of Messrs.                                   .

          Corporate Governance and Nominating Committee. The corporate governance and nominating committee will be primarily concerned with identifying individuals qualified to become members of our board of directors, selecting the director nominees for the next annual meeting of the stockholders and review of our corporate governance policies. The committee will be responsible for reviewing director compensation and benefits, overseeing the annual self-evaluations of our board of directors and making recommendations to the board concerning the structure and membership of the other board committees. Our corporate governance and nominating committee will be comprised of Messrs.                                          .

Compensation Committee Interlocks and Insider Participation

          There are no compensation committee interlocks; no executive officer of ours serves as a member of the board of directors or the compensation committee of another entity that has an executive officer serving on our board of directors.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

          On August 15, 2007, the date of the Going Private Transaction, Aeroflex ceased being a public company subject to the rules of the SEC and its principal trading market. Prior to that date, Aeroflex had a Compensation Committee of its board of directors composed solely of independent directors that was responsible for the decisions regarding executive compensation.

          Subsequent to the Going Private Transaction, the new board of directors of Aeroflex became responsible for the oversight of our executive compensation programs and policies. Prior to the consummation of this offering, the board of directors of Aeroflex was composed of three non-employee directors and two executive officers. The executive officers on the board of directors were excluded from the decision making process with respect to themselves. Following the consummation of this offering, the compensation committee of Aeroflex Holding will be responsible for the oversight of our executive compensation programs and policies. Responsibilities of the board of directors with respect to executive compensation include the suggestion, review and approval of the following items:

  •
  Executive compensation strategy and philosophy;

  •
  Compensation arrangements for executive management, including salary and bonus;

  •
  Design and implementation of our equity incentive program;

  •
  Executive benefits and perquisites; and

  •
  Any other executive compensation or benefit related items.

  General Policies

          Our compensation programs are intended to enable us to attract, motivate, reward and retain the management talent required to achieve our corporate objectives, and thereby increase shareholder value. The board of directors considers that executive compensation should not only be competitive in amount, but also be closely aligned with the long-term interests of the stockholders which the board of directors represents while encouraging long-term executive retention. It is our policy to provide incentives to our senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of our business. To attain these objectives, our executive compensation program includes a competitive base salary, an incentive cash bonus and equity-based compensation.

          From time to time, the board of directors may utilize the services of independent consultants to perform analyses and to make recommendations to the board of directors relative to executive compensation matters. During fiscal 2009, the board of directors was not advised by a compensation consultant regarding compensation matters. No compensation consultant is paid on a retainer basis. The recommendations of the Chief Executive Officer are also solicited by the board of directors with respect to compensation for named executives other than the Chief Executive Officer. "Named executives" refers to those executive officers named on the Summary Compensation Table that immediately follows this discussion.

  Base Salary

          Each of the named executives is a party to an employment agreement with us. Salary is based on an executive's level of responsibility and experience, individual performance and vulnerability to recruitment by other companies. In fiscal 2009, under the terms of these employment agreements, the board of directors adjusted the base salaries of each executive based on changes in the general cost of living. The average base salary increase in fiscal 2009 for our named executives was approximately 5%.

  Incentive Bonus Plan

          The purpose of the incentive bonus plan is to reward participating executives for achieving our annual goals, which in turn promotes the board of directors' long-term goal of enhancing shareholder value. The board of directors uses Adjusted EBITDA, as defined in the credit agreement governing our senior secured credit facility, to measure our performance. Adjustments to EBITDA permitted by the credit agreement governing our senior secured credit facility include stock-based compensation, certain expenses related to the Going Private Transaction, advisory fees paid to the Sponsors, certain adjustments arising solely as a result of the Going Private Transaction and the impact of fair value adjustments of our assets and liabilities, restructuring costs and impairment of goodwill and other intangibles. Our Chief Executive Officer and Executive Vice President each receive, pursuant to their employment agreements entered into in connection with the Going Private Transaction, an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain Adjusted EBITDA targets established by our board of directors. Our Chief Financial Officer receives, pursuant to an amendment to his employment agreement entered into in September 2009, an annual bonus of between 33.33% and 100% of his base salary based upon our achievement of certain Adjusted EBITDA targets established by our board of directors. At the beginning of each fiscal year, the board of directors establishes a target Adjusted EBITDA based on management projections. Our Chief Executive Officer and Executive Vice President each receive a bonus of 100% of base salary if the target is achieved, 50% of base salary for a minimum acceptable Adjusted EBITDA level and 150% of base salary for achievement of a maximum target Adjusted EBITDA. Our Chief Financial Officer receives a bonus of 100% of base salary for achievement of a maximum target Adjusted EBITDA and 33.33% of base salary for achievement of a minimum acceptable Adjusted EBITDA level. For fiscal 2009, the Adjusted EBITDA target was $142 million. The minimum acceptable and maximum targets were $10 million less and $10 million more than the Adjusted EBITDA target. A sliding scale is used to determine bonuses when Adjusted EBITDA is between the minimum and maximum amounts. The board of directors believes these targets are aggressive but achievable, requiring strong performance and execution. Other named executive officers receive discretionary annual bonuses suggested by the Chief Executive Officer and approved by the board of directors which are indirectly based on the achievement of the same Adjusted EBITDA targets and the respective individual's performance.

  Parent LLC Class A Membership Interests

          In connection with the Going Private Transaction, certain members of management were invited to invest in parent LLC, which owns all of our common stock. This permits the executives to share in the increase in our value and is intended to focus their efforts on our long-term results. The primary equity interest in the parent LLC are the Class A membership interests, of which a substantial controlling interest is owned by the Sponsors. The Class A membership interests include a special distribution of up to 50% of management's investment pursuant to the limited liability company operating agreement, providing a special incentive to management not available to the Sponsors. As a group, management owns 2.5% of the Class A membership interests.

  Parent LLC Class B Membership Interests

          Certain members of our management have been granted Class B membership interests in the parent LLC. Pursuant to the terms of the limited liability company operating agreement governing the parent LLC, the holders of Class B membership interests are entitled to receive a percentage of all distributions, if any, made by the parent LLC after (x) the holders of the Class A members in the parent LLC, including the Sponsors, have received a return of their invested capital plus a 12% per annum internal rate of return (compounded annually) on their invested capital and (y) certain members of our management that received Class A interests for their capital contributions to the parent LLC have received a special distribution in the aggregate amount of approximately $3.2 million, together with a 12% per annum internal rate of return (compounded annually). The Class B membership interests are intended to provide incentive to management to keep focused on our long-term value. The member interests were allocated based on the executive's relative position and responsibilities. These Class B membership interests are non-transferable and vest ratably over five years, which provides a retention incentive, or earlier upon a change of control. If and when fully vested, the Class B membership interests will represent 8.6% ownership in the parent LLC.

  Aeroflex Incorporated Employees' 401(k) Plan

          Generally, all employees based in the United States, including the named executive officers, are eligible to participate in the Aeroflex 401(k) plan after they have completed six months of service. Employees contribute a portion of their salary to the 401(k) plan and, up until June 30, 2009, we matched 50% of the first eight percent of eligible salary an employee contributed to the plan. The discretionary match will be reinstated as of July 1, 2010, at 40% of the first eight percent of eligible salary contributed to the plan.

  Executive Benefits and Perquisites

          In order to offer a competitive package to attract and retain strong executives, we provide various benefits and perquisites to certain members of management. These include a deferred compensation plan, leased autos, car expenses or car allowances, ten hours personal use of company jet timeshare (with reimbursement by the employee of the minimum amount of income imputed for such use as determined under applicable Federal and State rules and regulations), an executive medical reimbursement plan and split dollar life insurance agreements. Each executive receives a different package of benefits.

  Post-termination Benefits

          Certain of the named executives have terms in their employment contracts which provide for payments upon termination. The Chief Executive Officer also receives a consulting agreement for three years following his termination at two-thirds of his salary plus bonus and certain benefits.

  Tax and Accounting Implications

          As part of its responsibilities with respect to executive compensation, the board of directors considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which, in some circumstances, limits our tax deduction for compensation to certain individuals to $1,000,000 per year. Since we were privately held prior to the consummation of this offering, we were not subject to Section 162(m). In past years, when Aeroflex's stock was publicly traded and Section 162(m) was applicable, the relevant executives were subject to employment contract terms which required them to defer any compensation in excess of the $1,000,000 to a Deferred Compensation Plan. Such deferral would be payable to the employee upon termination of employment and under certain other circumstances. Once we are subject to Section 162(m), we will address these limits.

Summary Compensation Table

          The following table sets forth information with respect to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers for fiscal 2009, fiscal 2008 and fiscal 2007, in each case excluding any pre-Going Private Transaction equity based compensation.

ANNUAL COMPENSATION
Name and Principal Position	Year	Salary (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Leonard Borow,	2009	$550,507	$—	$—	$—	$475,000	$—	$672,463	$1,697,970
President and	2008	522,452	—	3,360,688	—	658,193	45,000	21,734,585	26,320,918
Chief Executive	2007	446,406	—	—	—	2,057,097	636,723	33,464	3,173,690
Officer
John Buyko,	2009	$472,816	$—	$—	$—	$400,000	$—	$8,048	$880,864
Executive Vice	2008	422,467	—	2,800,573	—	532,823	—	119,050	3,874,913
President and	2007	340,158	600,250	—	—	—	—	7,500	947,908
President of Aeroflex Microelectronic Solutions
John Adamovich, Jr.,	2009	$455,083	$250,000	$—	$—	$—	$4,157	$9,446	$718,686
Senior Vice	2008	437,114	360,000	448,092	—	—	1,183	68,064	1,314,453
President, Chief	2007	423,534	400,000	—	—	—	—	8,800	832,334
Financial Officer And Secretary
Charles Badlato,	2009	$254,324	$125,000	$—	$—	$—	$—	$121,901	$501,225
Vice President—	2008	250,546	180,000	168,034	—	—	4,257	3,167,480	3,770,317
Treasurer and	2007	251,280	200,250	—	—	—	34,053	16,580	502,163
Assistant Secretary
Carl Caruso,	2009	$311,472	$150,000	$—	$—	$—	$—	$603,821	$1,065,293
Vice President—	2008	285,334	215,000	168,034	—	—	—	666,035	1,334,403
Manufacturing	2007	307,549	240,250	—	—	—	—	19,486	567,285

             (1)        "Salary" includes contributions to our 401(k) Plan by each of the executive officers listed below for fiscal 2009, 2008 and 2007, as follows:

Name	2009	2008	2007
Leonard Borow	$22,000	$20,500	$20,500
John Buyko	16,500	15,500	15,500
John Adamovich, Jr.	21,347	29,115	23,587
Charles Badlato	28,896	15,707	15,435
Carl Caruso	25,821	19,977	21,409

             (2)        "Stock Awards" includes the value of parent LLC Class B membership interests awarded to the named executives. The amounts disclosed for fiscal 2008 are based on the aggregate grant date fair value of the award as calculated in accordance with FASB ASC Topic 718. The Class B membership interests vest ratably over five years or earlier upon a change of control.

             (3)        "Non-Equity Incentive Plan Compensation" includes incentive bonuses payable to the certain executives based on operating results pursuant to their respective employment agreements. The compensation identified in this column for fiscal 2008 was based on the achievement of a targeted level of Adjusted EBITDA, as defined by the employment agreements. The incentive compensation for 2009, based on the achievement of a targeted level of Adjusted EBITDA, was $648,000 and $525,000 for Messrs. Borow and Buyko, respectively. However, each of Messrs. Borow and Buyko agreed to accept the respective amount identified above and forego the balance.

             (4)        "Changes in Pension Value and Non-Qualified Deferred Compensation Earnings" for fiscal 2008 does not reflect earnings on the deferred compensation balance of Mr. Borow, as his balance decreased by $35,173.

             (5)        "All Other Compensation" for fiscal 2009 includes:

  (i)
  for Mr. Borow, (a) interest of $433,803 for the period from June 30, 2008 on a payment due in exchange for relinquishing his change in control rights under a Supplemental Executive Retirement Plan, or SERP, that was terminated at the time of the Going Private Transaction (the payment due was reported in 2008), (b) a tax gross-up on the amount specified in (a) above of $203,195, (c) $18,691 imputed value of a leased automobile and (d) other compensation and perquisites, none of which individually exceeded $10,000;

  (ii)
  for Mr. Buyko, $8,048 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iii)
  for Mr. Adamovich, $9,446 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iv)
  for Mr. Badlato, (a) interest of $99,522 for the period from June 30, 2008 on a payment due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction (the payment due was reported in 2008), (b) $13,248 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan and (c) other compensation and perquisites, none of which individually exceeded $10,000; and

  (v)
  for Mr. Caruso, (a) a one-time payment of $580,839 made in exchange for relinquishing his right to a consulting agreement at the end of his employment, (b) $13,161 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan and (c) other compensation and perquisites, none of which individually exceeded $10,000.

          "All Other Compensation" for fiscal 2008 includes:

  (i)
  for Mr. Borow, (a) a payment for a covenant not to compete of $3,700,000 made in connection with the Going Private Transaction, (b) a one-time bonus award in connection with the Going Private Transaction of $886,590, (c) a payment of $14,085,887, including interest through June 30, 2008, due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction, (d) a tax gross-up, on the amount specified in (c) above of $1,903,130, (e) the $1,112,248 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution, (f) $25,749 imputed value of a leased automobile and (g) other compensation and perquisites, none of which individually exceeded $10,000;

  (ii)
  for Mr. Buyko, (a) the $111,225 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution and (b) other compensation and perquisites, none of which individually exceeded $10,000;

  (iii)
  for Mr. Adamovich, (a) the $55,612 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of parent LLC Class A membership interests in the form of a special distribution and (b) $12,452 in company matching funds under the Aeroflex Incorporated Employees' 401(k) Plan;

  (iv)
  for Mr. Badlato, (a) the $22,245 fair value, as calculated in accordance with FASB ASC Topic 718, of a discount on the purchase of Parent LLC Class A membership interest in the form of a special distribution, (b) a payment of $3,128,276, including interest through June 30, 2008, due in exchange for relinquishing his change in control rights under a SERP that was terminated at the time of the Going Private Transaction and (c) other compensation and perquisites, none of which individually exceeded $10,000; and

  (v)
  for Mr. Caruso, (a) a one-time bonus award in connection with the Going Private Transaction of $648,450 and (b) other compensation and perquisites, none of which individually exceeded $10,000.

Fiscal 2009 Grants of Plan-Based Awards

          We did not make any grants of plan-based awards to our named executive officers in fiscal 2009.

Outstanding Equity Awards at June 30, 2009

Name	Number of securities underlying unexercised options Exercisable	Number of securities underlying unexercised options Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (%)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Leonard Borow	—	—	—	—	—	2.40%	—	—	—
John Buyko	—	—	—	—	—	2.00%	—	—	—
John Adamovich, Jr.	—	—	—	—	—	0.32%	—	—	—
Charles Badlato	—	—	—	—	—	0.12%	—	—	—
Carl Caruso	—	—	—	—	—	0.12%	—	—	—

          In fiscal 2008, certain members of our management were granted Class B membership interests in parent LLC. Pursuant to the terms of parent LLC's limited liability company operating agreement, the holders of the Class B membership interests are entitled to receive a percentage of all distributions, if any, made by parent LLC after the Class A members, including the Sponsors, receive a return of their invested capital and the aforementioned special distribution, where applicable, plus a 12% annual return. These Class B membership interests vest over five years or earlier upon a change in control. The number of units disclosed in the table above is the percentage share of overall equity interests in the parent LLC represented by the unvested portion of these awards as of June 30, 2009, which was 80% of the original award. The number of units that vested during fiscal 2009 are presented in the table below. These Class B membership interests represent profit interests in parent LLC. The liquidation value of these interests at June 30, 2009 was zero.

Fiscal 2009 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of shares acquired on exercise	Value realized on exercise ($)	Number of shares acquired on vesting (%)	Value realized on vesting ($)
(a)	(b)	(c)	(d)	(e)
Leonard Borow	—	—	0.60%	—
John Buyko	—	—	0.50%	—
John Adamovich, Jr.	—	—	0.08%	—
Charles Badlato	—	—	0.03%	—
Carl Caruso	—	—	0.03%	—

 Fiscal 2009 Pension Benefits

Name	Plan name		Number of years credited service	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
(a)	(b)		(c)	(d)	(e)
Leonard Borow		(1)	30	—	$—
John Buyko	—		—	—	—
John Adamovich, Jr.	—		—	—	—
Charles Badlato		(1)	20	—	—
Carl Caruso	—		—	—	—

(1)
Aeroflex Incorporated SERP

          Effective January 1, 1994, we established the Aeroflex Incorporated SERP for certain of our officers. The Going Private Transaction constituted a change in control that accelerated the vesting of benefits under its SERP in the event of a termination of employment of the participants in the SERP on or prior to August 15, 2008. The SERP was amended to provide that no additional benefits are earned after August 31, 2007. We entered into an employment agreement with Mr. Borow on August 15, 2007 and amended its employment agreement with Mr. Badlato in July 2008. The employment agreements provide, among other terms, that if Messrs. Borow and Badlato remain employed beyond August 15, 2008, which they have, certain specified payments, approximating the benefits earned by each of them respectively, under the SERP, plus 6% interest per annum from August 15, 2007, would be payable to them in full satisfaction of the benefits payable under the SERP, payable the earlier of December 31, 2008 to January 5, 2009 or upon specified events. Our aggregate liability to Messrs. Borow and Badlato under the SERP, including the related interest, was $14,085,887 and $3,128,276, respectively, at June 30, 2008. These amounts have been reported in "All Other Compensation" in fiscal 2008 in the summary compensation table. The aggregate liability to Messrs. Borow and Badlato under the SERP, including the related accrued interest was $19,853,814, which was fully paid in fiscal 2009.

2009 Non-Qualified Deferred Compensation

Name	Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
(a)	(b)	(c)	(d)	(e)	(f)
Leonard Borow	$—	$—	$—	$—	$—
John Buyko	—	—	—	—	—
John Adamovich, Jr.	—	50,000	5,457	—	161,105
Charles Badlato	—	—	—	—	—
Carl Caruso	—	—	—	—	—

          In accordance with a December 1, 2006 amendment to the employment contract of Mr. Adamovich, we have credited or will credit to a book reserve $50,000 beginning December 1, 2006 and each successive December 1 that he is employed by us. This money is notionally invested in bonds, mutual funds or securities as agreed upon by our board of directors and Mr. Adamovich. For fiscal 2009 we credited the book reserve by $50,000 and the balance accrued $5,457 of notional interest. The Summary Compensation Table reflects the excess of these notional earnings over earnings calculated at a market rate of 120% of the applicable federal long term rate.

Director Compensation

          During fiscal 2009, none of our directors received any compensation.

          Prior to the consummation of this offering, we anticipate that our board of directors will approve a compensation package for our nonemployee directors.

Employment Agreements

          We are a party to employment agreements with each of our named executive officers, the terms of which are set forth below.

  Leonard Borow

          We are a party to an employment agreement with Mr. Borow, our President and Chief Executive Officer, which expires on August 15, 2012. Mr. Borow currently receives a base salary of $555,000 and an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain EBITDA targets established by our board of directors.

          Mr. Borow's employment agreement provides for a three-year consulting period after the termination of employment by expiration of the contract term, mutual agreement or retirement, during which time Mr. Borow will receive consulting payments in an annual amount equal to two-thirds of his last annual base salary. Based on his current salary, he would receive monthly payments of $30,833.

          In the event that we terminate the employment of Mr. Borow without cause or Mr. Borow terminates his employment for good reason (as defined in the employment agreement), Mr. Borow is entitled to receive his salary, an annual bonus and continuation of health benefits for the remainder of the contract term. For this purpose, the annual bonus will be calculated based on the average of Mr. Borow's highest annual bonuses for a period not to exceed three years during the fiscal years (for a period not exceeding 10 years) commencing after August 15, 2007. As of June 30, 2009, this lump sum severance would aggregate $3,795,798. In the event Mr. Borow's employment is terminated for cause (as defined in the employment agreement), Mr. Borow will not be entitled to any severance benefits other than his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award. In the event of Mr. Borow's death or disability, Mr. Borow or his beneficiary or estate is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award, and Mr. Borow or his beneficiary or estate is also entitled to any annual bonus for the current fiscal year based on our performance, prorated to the date of termination. In the event Mr. Borow's employment terminates due to retirement, Mr. Borow shall be entitled to his salary through the date of termination, unused vacation, a prorated amount of any annual bonus for the fiscal year in which he retired and any benefits that have vested in accordance with the terms of the applicable award.

          Mr. Borow is subject to non-competition and non-solicitation restrictions until the later of (i) August 15, 2012 and (ii) two years following the later of (a) the termination of his employment for any reason and (b) the three-year consulting period.

  John Buyko

          We are a party to an employment agreement with Mr. Buyko, our Executive Vice President and President of Aeroflex Microelectronic Solutions, which expires on August 15, 2012. Mr. Buyko currently receives a base salary of $450,000 and an annual bonus of between 50% and 150% of his base salary based upon our achievement of certain EBITDA targets established by our board of directors.

          In the event that we terminate the employment of Mr. Buyko without cause or Mr. Buyko terminates his employment for good reason (as defined in the employment agreement), Mr. Buyko is entitled to receive (i) his salary for the remainder of the employment term at the rate in effect immediately prior to such termination, (ii) continuation of health benefits until the earlier of December 31st of the second year following his termination of employment or his commencement of full-time employment with a new employer and (iii) annual bonuses for the remainder of the employment term (including a prorated bonus for any partial fiscal year) equal to the average of the highest annual bonuses for a period not to exceed three years awarded to him during the fiscal years (for a period not exceeding 10 years) commencing after August 15, 2007. As of June 30, 2009, this lump sum severance would aggregate $3,075,024. In the event that we terminate the employment of Mr. Buyko for cause (as defined in the employment agreement), he is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award. In the event of termination upon Mr. Buyko's death or disability, Mr. Buyko or his beneficiary or estate is entitled to receive his salary through the date of termination, unused vacation and any benefits that have vested in accordance with the terms of the applicable award, and he is also entitled to any annual bonus for the current fiscal year based on our performance, prorated to the date of termination.

          In addition, Mr. Buyko is subject to non-competition and non-solicitation restrictions until the later of (i) the period during which Mr. Buyko is entitled to receive severance payments pursuant to the employment agreement and (ii) one year following the termination of his employment for any reason.

  John Adamovich

          We are a party to an employment agreement with Mr. Adamovich, our Senior Vice President, Chief Financial Officer and Corporate Secretary, which provides for a one-year period of employment renewing daily unless either Mr. Adamovich or we provide notice of non-renewal, in which the employment period shall continue for one year from the date such notice is received by the non-renewing party. Under the agreement, Mr. Adamovich currently receives an annual salary of $440,000 and is eligible to receive an annual bonus of between 33.33% and 100% of his annual salary based upon the achievement of certain EBITDA targets established by our board of directors. In the event that we terminate the employment of Mr. Adamovich within two years following a change in control (as defined in the employment agreement) without cause or Mr. Adamovich terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive (i) a lump sum severance payment, up to the maximum amount deductible under Sections 280G and 4999 of the Internal Revenue Code, of 2.5 times the sum of his base salary and average annual bonuses received for our last three fiscal years, (ii) continuation of health benefits until December 31st of the second year following his termination of employment, and (iii) a pro-rata bonus for the year of termination. As of June 30, 2009, this lump sum severance would aggregate $1,983,333.

          In the event that we terminate the employment of Mr. Adamovich without cause, or if Mr. Adamovich terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive (i) his salary and benefits for one year following termination of employment and (ii) any unpaid bonus applicable for the fiscal year in which the date of termination occurs, prorated to the date of termination, but in no event less than 50% of the bonus he would otherwise be entitled for that fiscal year had he not been terminated. As of June 30, 2009, this lump sum severance payment would aggregate $440,000, excluding any potential bonus.

  Charles Badlato

          We are a party to an employment agreement with Mr. Badlato, our Vice President—Treasurer and Assistant Secretary, under which Mr. Badlato's term of employment will continue until we give him, or he gives us, written notice of an intention to terminate his employment upon a specified date. Under the agreement, Mr. Badlato currently receives an annual salary of $250,000.

          In the event that we terminate the employment of Mr. Badlato without cause, or if Mr. Badlato terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive his salary and benefits for one year following termination of employment. As of June 30, 2009, this lump sum severance payment would aggregate $250,000. In the event of termination upon death or due to disability, Mr. Badlato or his beneficiary or estate is entitled to receive 50% of his salary for one year following termination of employment.

  Carl Caruso

          We are a party to an employment agreement with Mr. Caruso, our Vice President—Manufacturing, under which Mr. Caruso's term of employment will continue until we give him, or he gives us, written notice of an intention to terminate his employment upon a specified date. Under the agreement, Mr. Caruso currently receives an annual salary of $290,000. Prior to January 1, 2008, Mr. Caruso was paid the lump sum of $648,450 as consideration for the release of his option to terminate his employment upon the Going Private Transaction on August 15, 2007. In January 2009, Mr. Caruso received a payment of $580,839 in exchange for relinquishing his right to a consulting arrangement at the end of his employment.

          In the event that we terminate the employment of Mr. Caruso without cause, or if Mr. Caruso terminates his employment for good reason (as defined in the employment agreement), he is entitled to receive his salary and benefits for one year following termination of employment. As of June 30, 2009, this lump sum severance would aggregate $290,000. In the event of termination upon death or due to disability, Mr. Caruso or his beneficiary or estate is entitled to receive 50% of his salary for one year following termination of employment.

Potential Payments Upon Termination Or Change In Control

          See "—Outstanding Equity Awards at June 30, 2009" and "—Employment Agreements" above for a discussion of potential payments upon termination or change in control.

Equity Incentive Plan

          Prior to the consummation of this offering, we plan to implement a new equity incentive plan. The equity incentive plan will be designed to motivate and retain individuals who are responsible for the attainment of our primary long-term performance goals and it is anticipated that the plan would cover directors, officers and employees. The plan would provide for the grant of stock options, restricted stock and other forms of stock-based compensation to participants of the plan selected by our board of directors, a committee of our board or an administrator. We anticipate that             shares of our common stock will be reserved under the plan at the time of this offering. The terms and conditions of awards will be determined by the administrator for each grant.

PRINCIPAL AND SELLING STOCKHOLDERS

          Upon the consummation of this offering, our authorized capital stock will consist of                           million shares of common stock, par value $             per share, of which                           million shares will be issued and outstanding.

          The following table sets forth information with respect to our beneficial ownership as of                          , 2010 by:

  •
  each person who is known by us to beneficially own 5% or more of our outstanding equity;

  •
  each of our directors;

  •
  each of our named executive officers named in the table under "Executive Compensation—Summary Compensation Table";

  •
  all executive officers and directors as a group; and

  •
  the selling stockholder.

          Beneficial ownership is determined in accordance with the rules of SEC. To our knowledge, each shareholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(2)	Percent	Number of Shares of Common Stock Beneficially Owned Subsequent to the Offering(2)	Percent
VGG Holding LLC(3)		100.00%
Veritas Capital Partners III, L.L.C.(3)(4)		40.34%
Entities Affiliated with Golden Gate Capital(3)(5)		23.45%
GS Direct(3)(6)		19.70%
Leonard Borow(7)		4.71%
John Buyko(7)		2.64%
John Adamovich, Jr.(7)		*
Charles Badlato(7)		*
Carl Caruso(7)		*
Robert B. McKeon(4)(8)(9)		40.34%
Hugh Evans(4)		—
Ramzi M. Musallam(4)		—
Prescott H. Ashe(5)		—
Joe Benavides(4)		—
Bradley J. Gross(6)		—
John D. Knoll(5)		—
All executive officers and directors as a group (12 persons)(9)		48.50%

*
Denotes beneficial ownership of less than 1%.

(1)
Except as otherwise indicated, the address for each of the named beneficial owners is 35 South Service Road, P.O. Box 6022, Plainview, New York 11803.

(2)
Assumes that the underwriters' option to purchase additional shares has not been exercised.

(3)
All of the issued and outstanding common stock is held by the parent LLC. Veritas Capital Partners III, L.L.C. is the general partner of The Veritas Capital Fund III, L.P., which owns 30.22% of the Class A membership interests of the parent LLC. AX Holding LLC, an affiliate of Veritas Capital Partners III, L.L.C., owns 14.12% of the Class A membership interests of the parent LLC. Affiliates of Golden Gate Private Equity, Inc. own 23.78% of the Class A membership interests of the parent LLC. GS Direct owns 21.66% of the Class A membership interests of the parent LLC. Accordingly, all shareholdings reflected in the table above reflect indirect beneficial ownership in Aeroflex Holding held through membership interests in the parent LLC. Class A membership interests represent 90.98% of the membership interests of the parent LLC. The Veritas Capital Fund III, L.P., AX Holding LLC, the affiliates of Golden Gate Private Equity, Inc. party to the limited liability company agreement of the parent LLC and GS Direct (collectively, the "Sponsor Holders") have a drag-along right pursuant to the limited liability company agreement of the parent LLC. In the event the Sponsor Holders propose to transfer all of their membership interests to a non-affiliated third party, the Sponsor Holders may unanimously elect to cause each other holder of membership intersts of the parent LLC to transfer such membership interests in such transaction.

(4)
The address for Veritas Capital Partners III, L.L.C. and Messrs. McKeon, Evans, Musallam and Benavides is c/o the Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, New York 10022.

(5)
The address for Golden Gate Private Equity, Inc., its affiliates and Messrs. Ashe and Knoll is One Embarcadero Center, 39th Floor, San Francisco, California 94111. The Class A Membership Interests held by entities affiliated with Golden Gate Capital are controlled by Golden Gate Capital Management II, LLC, a Delaware limited liability company ("GGC Management II"). GGC Management II is managed by four Managing Directors (Prescott H. Ashe, Kenneth J. Diekroeger, David C. Dominik, and Stefan Kaluzny) and is controlled by its Principal Managing Director (David C. Dominik). Each of Messrs. Dominik, Ashe, Diekroeger and Kaluzny expressly disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein, if any.

(6)
Mr. Gross is a managing director of Goldman, Sachs & Co. Goldman, Sachs & Co. is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly traded company. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, the Class A membership interests of the parent LLC (prior to the offering) and the shares of common stock of Aeroflex Holding (subsequent to the offering) that are beneficially owned directly by GS Direct. GS Direct is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co., as the manager of GS Direct, has sole voting and investment power with respect to Class A membership interests of the parent LLC that are beneficially owned directly by GS Direct. The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GS Direct and Mr. Gross each disclaim beneficial ownership of these securities except to the extent of its or his pecuniary interest therein, if any. The address for GS Direct and Mr. Gross is 200 West Street, New York, New York 10282.

(7)
All of the interests in us owned by Messrs Borow, Adamovich, Buyko, Badlato and Caruso represent indirect interests in us held through Class A and Class B interests in the parent LLC. Mr. Borow owns a 1.76% Class A membership interest and a 2.95% Class B membership interest in the parent LLC and each of Messrs Buyko, Adamovich, Badlato and Caruso own less than a 1% Class A membership interest and Class B membership interest in the parent LLC. See "Executive Compensation—Parent LLC Class A Membership Interests" and "—Parent LLC Class B Membership Interests".

(8)
Mr. McKeon, Chairman of the board of directors of the parent LLC, is the President of Veritas Capital Partners III, L.L.C. and is the managing member of the manager of AX Holding LLC. Mr. McKeon has sole voting and investment power with respect to the Class A membership interests held by The Veritas Capital Fund III, L.P. and AX Holding LLC, and as such may be deemed a beneficial owner of such membership interests. Mr. McKeon disclaims this beneficial ownership except to the extent of his pecuniary interest in The Veritas Capital Fund III, L.P., AX Holding LLC and the parent LLC.

(9)
Includes Class A membership interests held by Veritas Capital Partners III, L.L.C. and AX Holding LLC, beneficial ownership of which may be deemed to be held by Mr. McKeon, as the President of Veritas Capital Partners III, L.L.C. See footnote 8 above. Mr. McKeon disclaims this beneficial ownership except to the extent of his pecuniary interest in The Veritas Capital Fund III, L.P., AX Holding LLC and the parent LLC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Agreement

          At the closing of the Going Private Transaction, we entered into an advisory agreement with affiliates of the Sponsors under which the affiliates of the Sponsors provide business and organizational strategy, financial and advisory services. As compensation for these services, we paid affiliates of the Sponsors a one-time transaction fee as of the closing of the Going Private Transaction in the aggregate amount of $22.0 million (of which $10.175 million was paid to an affiliate of Veritas, $5.9125 million was paid to an affiliate of Golden Gate Capital and $5.9125 million was paid to Goldman, Sachs & Co.) and we pay (i) an annual advisory fee in the aggregate amount equal to the greater of $2.2 million and 1.8% of our Adjusted EBITDA (as defined in our senior secured credit facility) for the prior fiscal year and (ii) transaction fees on all acquisitions, divestitures, financings and liquidity events, which will be calculated based upon the aggregate financing amount provided by the Sponsors and allocated to the affiliates of the Sponsors pro rata in accordance with each Sponsor's interest in the parent LLC at the time of such acquisitions, divestitures, financings or liquidity events (taking into account any new investment being made at such time) or, when the Sponsors do not provide financing, the transaction fee will be not less than 1% of the value of the transaction. In addition to the fees described above, we also pay or reimburse the Sponsors for all out-of-pocket costs incurred by the Sponsors in connection with their activities under the advisory agreement, including the reasonable costs and expenses of their respective counsel and advisers in connection with their activities under the advisory agreement, any requested amendment or waiver of any investment document, and the sale or disposition of their respective interests in the parent LLC. We also indemnify the affiliates of the Sponsors from and against all losses, claims, damages and liabilities related to the performance of their duties under the advisory agreement, other than those of the foregoing that result from the gross negligence or willful misconduct of such parties. The advisory agreement has an initial term expiring on December 31, 2013 and is automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The advisory fees paid to the affiliates of the Sponsors aggregated $2.3 million for fiscal 2009 (of which $1.1 million was paid to an affiliate of Veritas, $0.8 million was paid to an affiliate of Golden Gate Capital and $0.4 million was paid to Goldman, Sachs & Co.). The advisory fees paid to the Sponsors aggregated $2.5 million for fiscal 2010 (of which $1.2 million was paid to an affiliate of Veritas, $0.8 million was paid to an affiliate of Golden Gate Capital and $0.5 million was paid to Goldman, Sachs & Co.).

          In connection with this offering, we will enter into a termination agreement with the affiliates of the Sponsors that are parties to the advisory agreement pursuant to which the obligations of such parties to provide us with advisory services and our obligations to pay fees in respect of such services will terminate. Pursuant to the terms of the termination agreement, we will pay affiliates of the Sponsors a termination fee in the aggregate amount of $22.3 million (of which $          million will be paid to an affiliate of Veritas, $          million will be paid to an affiliate of Golden Gate Capital and $          million will be paid to Goldman, Sachs & Co.). The $22.3 million termination fee is an estimate of the net present value of future payments that we would have been required to make under the terms of the advisory agreement assuming that the advisory agreement would remain in effect for five years following the consummation of this offering. We intend to use a portion of the proceeds from this offering to pay the termination fee as described above. Our obligations with respect to the indemnification of affiliates of the Sponsors and reimbursement of their expenses will survive the termination of the obligations of the parties described above.

Limited Liability Company Agreement

          At the closing of the Going Private Transaction, the Sponsors and certain members of our management who purchased equity interests in the parent LLC became parties to a limited liability company agreement with the parent LLC that sets forth provisions relating to the management and ownership of the parent LLC, including the rights of the Sponsors to appoint members of the board of managers of the parent LLC. See "Management—Board Composition". In addition, the limited liability company agreement provides for, among other things, restrictions on the transferability of equity of the parent LLC, tag-along rights, drag-along rights, preemptive rights and information rights.

          Without the approval of the Sponsors, subject to certain stated exceptions, the parent LLC may not permit us to take certain actions, including:

  •
  a merger, consolidation or liquidation, dissolution or recapitalization (including dividend distributions and reorganizations), public offerings or other liquidity events, until the fifth anniversary of the closing of the Going Private Transaction;

  •
  acquisitions or divestitures in excess of $25.0 million at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  the grant, issuance or redemption of capital stock or options at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  amendments to our certificate of incorporation, bylaws, our senior secured credit facility or the indenture governing the senior notes at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering;

  •
  transactions with the Sponsors or affiliates or employees of the Sponsors;

  •
  the hiring, termination or modification of compensation arrangements of our Chief Executive Officer or any of his direct reports at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering; and

  •
  the approval of each annual budget (including management bonus programs) and any material deviation from an approved budget at any time prior to the expiration of the lock-up period applicable to the Sponsors following our initial public offering.

          At any time following the second anniversary of the consummation of this offering, or with the prior written approval of each of the Sponsors, each holder of Class A membership interests may require the parent LLC to redeem all, but not less than all, of its Class A membership interests in exchange for our shares. The redemption price for such Class A membership interests will be an amount equal to the amount that would be distributed to such electing holder in respect of such Class A membership interests if the parent LLC were liquidated as of the date such holder provides notice of its election to redeem to the parent LLC, known as the Redemption Price; provided that if a redemption notice is given prior to the sixth anniversary of the closing of the Going Private Transaction, the Redemption Price will be calculated based on the assumption that all of the Class B membership interests and Class B-1 membership interests permitted to be issued under the terms of the limited liability company agreement are outstanding and that all such Class B membership interests and Class B-1 membership interests have vested. The Redemption Price is payable in shares of our common stock having a fair market value equal to the Redemption Price or, at the election of the electing holder, with the cash proceeds of a number of shares sold by the parent LLC having a fair market value equal to the Redemption Price.

Registration Rights Agreement

          At the closing of the Going Private Transaction, the parent LLC became party to a registration rights agreement with us. Pursuant to the registration rights agreement, the parent LLC and each of the Sponsors may require us to effect a long-form registration on not more than three occasions, provided that the number of securities requested to be registered must have a value equal to at least $10 million based on the closing price of such security on the last trading day prior to the registration request. We may postpone for a reasonable period of time, which may not exceed 90 days, the filing of a registration statement that the parent LLC or the Sponsors requested that we file pursuant to the registration rights agreement if our board of directors determines that the filing of the registration statement will have a material adverse effect on our plan to engage in certain business transactions and a short-form registration on an unlimited number of occasions. Under the terms of this agreement, we will be required to pay all registration expenses in connection with any demand registration. In addition, if we propose to register additional shares of common stock, the parent LLC will be entitled to notice of the registration and is entitled to include its shares of common stock in that registration with all registration expenses paid by us.

Transactions with Goldman, Sachs & Co. and its Affiliates

          Goldman, Sachs & Co. is the manager of GS Direct, which owns approximately         % of the Class A membership interests of the parent LLC after giving effect to this offering. Bradley J. Gross, a member of our board of directors and the board of managers of the parent LLC, is a Managing Director in the Principal Investment Area of Goldman, Sachs & Co.

          Under the exchange and registration rights agreement entered into in connection with the issuance of the senior notes, Aeroflex agreed to prepare and file, at our expense, a market-making prospectus in order to enable Goldman, Sachs & Co. and its affiliates to engage in market-making activities for the senior notes. The amount of principal outstanding under the senior notes at all times since their issuance on August 7, 2008, as of March 31, 2010 and on a pro forma basis after giving effect to this offering, was $225.0 million. We have paid no principal to date and approximately $20.1 million of interest during fiscal 2008, approximately $16.6 million of interest during fiscal 2009 and approximately $26.4 million of interest for the nine months ended March 31, 2010. The senior notes mature on February 15, 2015. Interest on the senior notes accrues at the rate of 11.75% per annum (calculated using a 360-day year). Goldman, Sachs & Co. acted as the initial purchaser in the offering of the senior notes and received customary fees. For additional information regarding the senior notes, see "Description of Indebtedness" included elsewhere in this prospectus.

          Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as sole lead arranger, sole bookrunner, administrative agent, collateral agent (with respect to our senior secured credit facility), and syndication agent under our senior secured and unsecured credit facilities. The senior secured credit facility was entered into on August 15, 2007, and consists of a senior secured term loan facility of $525.0 million and a senior secured revolving credit facility of $50.0 million. As of March 31, 2010, the outstanding balance due under the term loan facility was $511.8 million and there were no outstanding amounts under the revolving credit facility. There are currently no amounts outstanding under our revolving credit facility. The senior unsecured credit facility was entered into on September 21, 2007, and consists of a term loan of $120.0 million, with an outstanding balance of $160.8 million as of March 31, 2010, including paid-in-kind interest of $40.8 million. Goldman Sachs Credit Partners L.P. received customary fees in connection with the senior secured and unsecured credit facilities. For additional information regarding the senior secured and unsecured credit facilities, see "Description of Indebtedness" included elsewhere in this prospectus.

          In addition, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P. and their affiliates may in the future engage in commercial banking, investment banking or other financial advisory transactions with us and our affiliates.

Transactions with Related Persons

          Any material transaction involving our directors, nominees for director, executive officers and their immediate family members and us or any of our affiliates is reviewed and approved by the Chief Executive Officer, following consultation with the chairman of the board, who determines whether the transaction is in our best interest. In addition, related-person transactions involving directors and nominees are subsequently reviewed by the corporate governance and nominating committee in connection with its review of the independence of the directors. The policies and procedures for related-party transactions are not in writing, but the proceedings are documented in the minutes of the corporate governance and nominating committee meetings.

 SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. Based on the number of shares outstanding at March 31, 2010, upon completion of this offering, we will have an aggregate of              million shares of common stock outstanding on a fully diluted basis. All of the shares that we sell in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144, may generally only be sold in compliance with the limitations of Rule 144, which is summarized below. The remaining              million shares of our common stock that are outstanding after this offering, or         % of our common stock, assuming the underwriters exercise their option to purchase additional shares in full, will be restricted shares under the terms of the Securities Act. All of these shares are subject to lock-up agreements as described in "Underwriting". Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Sales of Restricted Securities

          In general, under Rule 144 as currently in effect on the date of this prospectus, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale; or (ii) a one-year holding period.

          If the six-month holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                          shares immediately after this offering, based on the number of shares of our common stock outstanding as of                                        ; or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

          If the one-year holding period applies, then at its expiration, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

          Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Effects of Sales of Shares

          No predictions can be made as to the effect, if any, that sales of shares of our common stock from time to time, or the availability of shares of our common stock for future sale, may have on the market price for shares of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital through an offering of equity securities.

Registration Rights

          Upon the closing of this offering, the parent LLC, which will hold an aggregate of                          shares of our common stock, as well as each of the Sponsors, will have the right to require us to register the shares held by the parent LLC or by the Sponsors under the Securities Act under specified circumstances. After registration and sale pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. Please see "Certain Relationships and Related Party Transactions—Registration Rights Agreement" for additional information regarding these registration rights.

Limited Liability Company Agreement

          Upon the second anniversary of the closing of the offering, or with the prior written approval of each of the Sponsors, each holder of Class A membership interests may require the parent LLC to redeem all, but not less than all, of its Class A membership interests in exchange for our shares. Each electing holder will have the right to cause the parent LLC to sell shares of our common stock which the parent LLC holds to pay the redemption price for such Class A membership interests. See "Certain Relationships and Related Party Transactions—Limited Liability Company Agreement".

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

          On August 15, 2007, we entered into a senior secured credit facility with various lenders and Goldman Sachs Credit Partners L.P., as administrative agent. The following is a summary of the material terms that are contained in our senior secured credit facility. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of our senior secured credit facility.

          Structure.    Our senior secured credit facility consists of a senior secured term loan facility of $525.0 million and a senior secured revolving credit facility of $50.0 million, which facilities may be increased under certain circumstances by an uncommitted incremental facility in an aggregate amount equal to the greater of (i) $75.0 million and (ii) such greater amount, if as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio would be 3.75:1 or less after giving effect to such greater amount if such greater amount were drawn in its entirety as of such date. A portion of the revolving credit facility is available for letters of credit and swing line loans. The full amount of the term loan facility was drawn at the closing of our senior secured credit facility to pay a portion of the consideration for the Going Private Transaction and related fees and expenses. As of March 31, 2010, the outstanding balance due under the term loan facility was $511.8 million and there were no outstanding amounts under the revolving credit facility. There are currently no amounts outstanding under our revolving facility. Subject to customary conditions, including the absence of defaults under our senior secured credit facility, amounts available under the revolving credit facility may be borrowed, repaid and reborrowed, as applicable until August 15. 2013. The revolving credit facility is permitted to be used for permitted capital expenditures and permitted acquisitions, to provide for ongoing working capital requirements and for general corporate purposes.

          Maturity, Amortization and Prepayment.    The term loan facility amortizes in equal consecutive quarterly installments equal to $1,312,500 (which amount will be increased to the extent all or a portion of the incremental facility is funded and drawn), with the balance payable on August 15, 2014. Unless terminated earlier, the revolving credit facility will mature on August 15, 2013.

          Our senior secured credit facility is subject to mandatory prepayment with: (i) 100% (subject to a reduction to 50% if, as of the last day of the most recently ended fiscal quarter, the senior secured leverage ratio, as set forth in our senior secured credit facility, is 2.5:1 or less) of the net cash proceeds of certain asset sales, subject to certain exceptions and reinvestment rights; (ii) 100% of the net cash proceeds of insurance paid on account of any loss of any property or assets, subject to certain reinvestment rights; (iii) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under our senior secured credit facility); and (iv) a percentage of our excess cash flow, as defined in our senior secured credit facility, for each year (which percentage ranges from 75% to 0% depending on the senior secured leverage ratio as of the last day of the most recently ended fiscal quarter). Any such prepayments are required to be applied first to the term loan facility and thereafter to the revolving credit facility (without a corresponding reduction in the revolving credit commitments).

          Interest.    The loans under our senior secured credit facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facility), plus an applicable margin, or (ii) the adjusted LIBOR rate (as defined in our senior secured credit facility), plus an applicable margin, which margins are based on the ratio of our consolidated secured indebtedness to our Adjusted EBITDA. In the case of loans bearing interest at the adjusted LIBOR rate, the applicable margin ranges from (i) 3.00% to 3.25% in the case of certain term loans, (ii) 3.50% to 3.75% in the case of other term loans and (iii) 2.75% to 3.25% in the case of revolving loans. In the case of loans bearing interest at the base rate, the applicable margins are 1.0% less than those listed in clauses (i), (ii) and (iii) above. During the continuance of any payment event of default, our senior secured credit facility loans will bear interest at the rate of 2.00% per annum in excess of the per annum rate that would otherwise be in effect.

          Guarantees and Security.    Our senior secured credit facility, and any obligations under any interest rate hedging agreements entered into between any borrower or guarantor and any counterparty that is (or was at the effective date of such hedging agreement) a lender under our senior secured credit facility (or any affiliate thereof) are guaranteed by us and each of our existing and future direct and indirect domestic subsidiaries, other than Aeroflex, subject to certain exceptions for immaterial subsidiaries and subsidiaries prohibited by law from becoming guarantors. Subject to certain customary exceptions, the borrowers and the guarantors granted to the lenders under our senior secured credit facility and counterparties under the hedging agreements described above a first priority security interest in and lien on substantially all of their assets, including a pledge of 100% of the equity interests of Aeroflex, other than the pledge of 35% of the equity interests of certain of our foreign subsidiaries.

          Fees.    Certain customary fees are payable to the lenders and the agents under our senior secured credit facility, including, without limitation, a commitment fee based upon non-use of available funds, letter of credit fees, issuer fronting fees and an annual facility servicing fee.

          Covenants.    Our senior secured credit facility contains various customary affirmative and negative covenants (subject to materiality thresholds, baskets, and customary exceptions and qualifications), including, but not limited to, restrictions on the ability of the borrowers and its subsidiaries to (i) dispose of assets or stock; (ii) incur additional indebtedness and guarantee obligations; (iii) pay certain dividends; (iv) create liens on assets; (v) make investments, loans or advances; (vi) restrict distributions to the borrowers or guarantors from their subsidiaries; (vii) engage in mergers or consolidations; (viii) engage in certain transactions with affiliates; (ix) incur additional negative pledges; (x) incur capital expenditures; (xi) change our fiscal year or accounting practices or the lines of business in which we and our subsidiaries are involved; (xii) enter into sale-leaseback transactions; (xiii) prepay principal of, premium, or interest on, or redeem, purchase, retire, defease, or create a sinking fund or make a similar payment with respect to, any subordinated indebtedness and certain other debt; (xiv) change the conduct of business; (xv) conduct activities of any parent holding company or (xvi) amend our organizational documents. In addition, under our senior secured credit facility, we are required to comply with a maximum total leverage ratio test.

          Events of Default.    Our senior secured credit facility contains customary events of default (subject to mutually agreed exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral or invalidity or unenforceability of our senior secured credit facility documents; (vii) monetary judgment defaults; (viii) certain ERISA matters; and (ix) certain change of control events.

Senior Notes

          On August 7, 2008, Aeroflex issued the senior notes. The following is a summary of the material terms that are contained in the indenture governing the senior notes. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the indenture governing the senior notes.

          Proceeds from the original issuance of the senior notes, net of fees, were approximately $225.0 million and were used to refinance a $225.0 million term loan under an exchangeable senior unsecured credit facility.

          Principal, Maturity and Interest.    As of March 31, 2010, there were $225.0 million principal amount of senior notes issued and outstanding, and on a pro forma basis after giving effect to this offering, Aeroflex had outstanding $              million principal amount of the senior notes. Aeroflex may issue additional notes subject to the terms and conditions set forth in the indenture. The senior notes mature on February 15, 2015. Interest on the senior notes accrues at the rate of 11.75% per annum (calculated using a 360-day year) and is payable semi-annually on February 15 and August 15 of each year.

          Ranking and Security.    The indebtedness evidenced by the senior notes is Aeroflex's general unsecured obligation and is subordinated to its existing future secured indebtedness, including borrowings under our senior secured credit facility, to the extent of the value of the collateral securing such indebtedness. The senior notes are pari passu in right of payment with all of Aeroflex's existing and future senior unsecured indebtedness, and are senior in right of payment to all existing and any of Aeroflex's future subordinated indebtedness, including borrowings under the senior subordinated unsecured credit facility.

          The senior notes are guaranteed by Aeroflex's existing and future domestic subsidiaries. The guarantees are general unsecured obligations of each guarantor and are structurally subordinated to all of the existing and future secured indebtedness of that guarantor, including guarantees of the obligations under our senior secured credit facility, to the extent of the value of the collateral securing such indebtedness. The guarantees are pari passu in right of payment with all existing and any future senior unsecured indebtedness of that guarantor, and is senior in right of payment to all existing and any future subordinated indebtedness of that guarantor, including guarantees of borrowings under the senior subordinated unsecured credit facility.

          The senior notes are redeemable in whole or in part before August 7, 2011 at a price equal to 100% of the principal amount of the senior notes plus a make-whole premium and accrued and unpaid interest to the redemption date. Thereafter, Aeroflex may redeem the senior notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning August 15 of the years indicated below:

Year	Percentage
2011	105.875%
2012	102.938%
2013 and thereafter	100.000%

          Optional Redemption Upon Public Equity Offerings.    At any time (which may be more than once) prior to August 15, 2010, Aeroflex may, at its option, use the net cash proceeds of one or more public equity offerings to redeem up to 35% of the aggregate principal amount of senior notes at a redemption price of 111.750% of the principal amount, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that:

  •
  at least 50% of the aggregate principal amount of senior notes originally issued under the indenture (excluding senior notes held by Aeroflex and its subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

  •
  Aeroflex makes such redemption not more than 90 days after the consummation of any such public equity offering.

          Pursuant to this optional redemption provision, we intend to use the net proceeds from this offering to redeem $              million of the senior notes, which represents          % of the aggregate principal amount of our senior notes outstanding prior to giving effect to such redemption.

          Covenants.    The indenture restricts, among other things, Aeroflex's ability to incur additional debt or issue disqualified stock or preferred stock, make investments, sell assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into transactions with its affiliates and designate its subsidiaries as unrestricted subsidiaries.

          Change of Control Offer.    If a change of control of Aeroflex occurs, Aeroflex must give holders of the senior notes the opportunity to sell us their senior notes at 101% of their face amount, plus accrued and unpaid interest.

          Events of Default.    The indenture contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture, (iii) cross acceleration on more than $50.0 million of other indebtedness, (iv) failure to pay more than $50.0 million of judgments that have not been stayed by appeal or otherwise or (v) Aeroflex's bankruptcy.

Senior Subordinated Unsecured Credit Facility

          On September 21, 2007, Aeroflex entered into a senior subordinated unsecured credit facility with various lenders and Goldman Sachs Credit Partners L.P., as administrative agent. The following is a summary of the material terms that are contained in the senior subordinated unsecured credit facility. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior subordinated unsecured credit facility.

          Structure.    The senior subordinated unsecured credit facility consists of a term loan of $120.0 million, with an outstanding balance of $160.8 million as of March 31, 2010, including paid-in-kind interest of $40.8 million. The full amount of the senior subordinated unsecured credit facility was used to refinance a senior subordinated bridge loan that was drawn to pay a portion of the consideration for the Going Private Transaction and related fees and expenses.

          Maturity and Prepayment.    The senior subordinated unsecured credit facility will mature and become due in full on February 15, 2015. The senior subordinated unsecured credit facility will be subject to mandatory offers to prepay upon the receipt of unapplied asset sale proceeds in excess of $20.0 million and upon a change of control (with a prepayment premium of 1.0%). The senior subordinated unsecured credit facility may be prepaid at any time, subject to the payment of certain prepayment premiums.

          Interest.    The loans under the senior subordinated unsecured credit facility bear interest at a rate per annum equal to 11.75%. Interest is payable on February 15 and August 15 of each year and is payable exclusively in kind until August 15, 2010 and for all periods thereafter in cash. During the continuance of any payment event of default, the overdue principal and/or interest will bear interest at the rate of 1.00% per annum in excess of the per annum rate that would otherwise be in effect.

          Guarantees.    The senior subordinated unsecured credit facility is guaranteed by Aeroflex's existing direct and indirect domestic subsidiaries, and will be guaranteed by all of Aeroflex's future domestic restricted subsidiaries (as defined in the senior subordinated unsecured credit facility).

          Optional Prepayment Upon Public Equity Offerings.    At any time or times prior to August 15, 2010, Aeroflex may, at its option, use the net cash proceeds of one or more public equity offerings to prepay up to 35% of the aggregate principal amount of the senior subordinated unsecured term loans at a prepayment price of 111.750% plus accrued and unpaid interest thereon to the prepayment date; provided that:

  •
  at least 50% of the aggregate principal amount of the senior subordinated unsecured term loans originally made under the agreement remains outstanding immediately after the occurrence of such prepayment; and

  •
  Aeroflex makes such prepayment not more than 90 days after the consummation of any such public equity offering.

          Pursuant to this optional prepayment provision, we intend to use the net proceeds from this offering to prepay $              million of the senior subordinated unsecured term loans, which represents         % of the aggregate principal amount of the Senior Subordinated unsecured term loans outstanding prior to giving effect to such prepayment.

          Covenants.    The senior subordinated unsecured credit facility contains various customary affirmative and negative covenants (subject to materiality thresholds, baskets, and customary exceptions and qualifications), including, but not limited to, restrictions on the ability of the borrowers and guarantors to (i) incur additional indebtedness; (ii) create liens on assets; (iii) make restricted payments; (iv) restrict distributions to the borrowers or guarantors from their subsidiaries or incur additional negative pledges; (v) designate unrestricted subsidiaries; (vi) engage in asset sales; (vii) engage in certain transactions with affiliates; (viii) change the lines of business in which Aeroflex and its subsidiaries are involved; (ix) make payments for consents and (x) engage in mergers or consolidations.

          Events of Default.    The senior subordinated unsecured credit facility contains customary events of default (subject to certain exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-acceleration with certain other indebtedness; (v) certain bankruptcy related events; (vi) invalidity or unenforceability of guarantees and (vii) monetary judgment defaults.

          Subordination.    The indebtedness outstanding under the senior subordinated unsecured credit facility is subordinated to the prior payment in full of all senior debt (as defined in the senior subordinated unsecured credit facility).

DESCRIPTION OF CAPITAL STOCK

          The following is a summary of the material features of our capital stock. For more details, please see our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

General

          Prior to this offering, our authorized capital stock consists of                          shares of common stock, par value $              per share, all of which are issued and outstanding, and                          shares of preferred stock, none of which are issued and outstanding.

          Upon the consummation of this offering, our authorized capital stock will consist of                          shares of common stock, par value $0.01 per share, of which             shares will be issued and outstanding and              shares of preferred stock, par value $0.01 share, none of which will be issued and outstanding.

Common Stock

          Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

          Dividend Rights.    Holders of our common stock shall be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to the rights of holders of any then-outstanding shares of any series of preferred stock ranking pari passu or senior to the common stock with respect to dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend, among other things, on various factors and considerations. See "Dividend Policy".

          Liquidation Rights.    In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock.

          Other Rights.    There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the consummation of this offering will be fully paid and nonassessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, as described in "Underwriting", will be fully paid and nonassessable.

Preferred Stock

          Shares of preferred stock may be issued from time to time at the discretion of our board of directors without stockholder approval. The board of directors is authorized to issue these shares in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference and other rights and privileges not in conflict with our Amended and Restated Certificate of Incorporation.

          The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock.

Directors' Exculpation and Indemnification

          Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Amended and Restated Certificate of Incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our Amended and Restated Certificate of Incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

          Certain provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

          We will not be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder. The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

  •
  Section 203 by its terms would apply to us; and

  •
  The parent LLC and their affiliates own less than 20% of the total voting power.

          Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Conflict of Interest

          Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Amended and Restated Certificate of Incorporation will renounce any interest or expectancy that we and our subsidiaries have in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the parent LLC or any of its members or any of their respective officers, directors, agents, employees, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) or any of our directors who is not an employee, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Furthermore, such persons have no duty to disclose such an opportunity to us and may take such an opportunity for themselves or offer it to another person or entity. Notwithstanding the foregoing, our Amended and Restated Certificate of Incorporation will not renounce our interest in any corporate opportunity presented to our non-employee directors in writing solely in their capacity as our directors.

          By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our Amended and Restated Certificate of Incorporation.

Election of Directors

          Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not provide for cumulative voting in the election of directors.

Board Meetings

          Our Amended and Restated Bylaws provide that the chairman of the board or our secretary, at the request of any two directors, may call special meetings of the board of directors.

Stockholder Meetings

          Our Amended and Restated Certificate of Incorporation provides that special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or by a resolution adopted by our board of directors. In addition, our Amended and Restated Certificate of Incorporation provides that the parent LLC has the right to call special meetings of the stockholders at any time it owns at least a majority of our then outstanding common stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

          Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In addition, our Amended and Restated Certificate of Incorporation provides that at any time that the parent LLC owns at least a majority of our then outstanding common stock, the foregoing advance notice procedures for stockholder proposals will not apply to it.

Stockholder Action by Written Consent

          Our Amended and Restated Certificate of Incorporation provides that stockholder action may be taken by written consent at any time the parent LLC owns at least a majority of our then outstanding common stock. At any time the parent LLC does not own at least a majority of the then outstanding shares of common stock, stockholders may not act by written consent.

Amendment of Certificate of Incorporation and Bylaw Provisions

          Amendment of the provisions described above in our Amended and Restated Certificate of Incorporation generally will require the affirmative vote of at least 80% of our then outstanding common stock. Amendments to any other provisions of our Amended and Restated Certificate of Incorporation generally will require an affirmative vote of our directors, as well as the affirmative vote of at least a majority of our then outstanding common stock at any time the parent LLC owns at least a majority of our then outstanding common stock, or the affirmative vote of at least 80% of our then outstanding common stock at any time the parent LLC owns less than a majority of our then outstanding common stock. Our Amended and Restated Bylaws may be amended by the affirmative vote of our directors or, at any time that the parent LLC owns a majority of our then outstanding common stock, the affirmative vote of a majority of our then outstanding common stock. At any time the parent LLC does not own at least a majority of our then outstanding common stock, our Amended and Restated Bylaws may be amended by the affirmative vote of at least 80% of our then outstanding common stock.

Listing

          We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol "ARX".

Transfer Agent And Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

          The following summary describes the material United States federal income and estate tax consequences of the ownership of our common stock as of the date hereof. This discussion does not address all aspects of United States federal income and estate taxes and does not include a detailed description of the U.S. federal income tax considerations applicable to a shareholder that is subject to special treatment under U.S. federal income tax laws, such as United States expatriates, "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies", corporations that accumulate earnings to avoid United States federal income tax, dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding common stock as part of a hedging, integrated, conversion or straddle transaction or persons deemed to sell common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended, or the Code, traders in securities that have elected the mark-to-market method of accounting, persons liable for alternative minimum tax, entities that are treated as partnerships for U.S. federal income tax purposes, U.S. persons whose "functional currency" is not the U.S. dollar and investors in pass-through entities that are subject to special treatment under the Code. Holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

          Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of our common stock are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock are urged to consult their tax advisors.

          For purposes of this discussion, a U.S. Holder is a beneficial holder of our common stock that is: an individual citizen or resident of the United States, a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

          As used in this discussion, the term Non-U.S. Holder means a beneficial owner of common stock that is not a U.S. Holder.

U.S. Holders

          Dividends.    As described under the "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Distributions with respect to our common stock, if any, will be includible in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the U.S. Holder's tax basis in its common stock and then as gain from the sale or exchange of the common stock. Under current law, if certain requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends paid to a holder of our common stock who is a U.S. individual and that is included in the U.S. Holder's income prior to January 1, 2011. Dividends included in a U.S. Holder's income after that date would be subject to a maximum 20% U.S. federal income tax rate. In addition, under recently enacted legislation the "net investment income" of individual U.S. Holders whose income exceeds certain thresholds is subject to an additional tax of 3.8%. "Net investment income" includes dividends. The legislation would apply to dividends included in income after December 31, 2012.

          Distributions to U.S. Holders that are corporate shareholders, constituting dividends for U.S. federal income tax purposes, may qualify for the 70% dividends received deduction ("DRD"), which is generally available to corporate shareholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. Holder that is a corporate shareholder holding 20% or more of the distributing corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied. The length of time that a U.S. Holder has held stock is reduced by any period during which the U.S. Holder's risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or other similar transactions. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the DRD may be disallowed. In addition, any dividend received by a corporation may also be subject to the extraordinary distribution provisions of the Code.

          Disposition of Common Stock.    A U.S. Holder will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock in an amount equal to the difference between such U.S. Holder's amount realized on the sale and its tax basis in the common stock sold. A U.S. Holder's amount realized should equal the amount of cash and the fair market value of any property received in consideration of its stock. The gain or loss should be capital gain or loss if the U.S. Holder holds the common stock as a capital asset, and should be long-term capital gain or loss if the common stock is held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. Holder prior to January 1, 2011 is subject to a maximum 15% U.S. federal income tax rate. Long-term capital gain recognized by an individual U.S. Holder after that date would be subject to a maximum 20% U.S. federal income tax rate. In addition, under recently enacted legislation the "net investment income" of individual U.S. Holders whose income exceeds certain thresholds is subject to an additional tax of 3.8%. "Net investment income" includes long-term capital gains. The legislation would apply to long-term capital gain recognized after December 31, 2012.

Non-U.S. Holders

          Dividends.    As described under "Dividend Policy" above, we do not anticipate paying cash dividends on our common stock in the foreseeable future. However, cash distributions, if any made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

          A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete Internal Revenue Service, or IRS, Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

          A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

          Disposition of Common Stock.    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a "United States real property holding corporation" for United States federal income tax purposes. We believe we are not, have not been and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

          An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

          Federal Estate Tax.    Our common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

          Information Reporting and Backup Withholding.    We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

          A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

          Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale of our common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Recently Enacted Legislation Relating to Foreign Accounts

          Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies that it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

 UNDERWRITING

          We, the selling stockholder and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Thomas Weisel Partners LLC
UBS Securities LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                                        s hares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional shares.

Paid by Aeroflex Holding

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If

all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We, our officers and directors and our sole stockholder, have agreed with the underwriters, subject to certain exceptions, not to dispose of, pledge or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or file with the Commission a registration statement under the Securities Act relating to our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions. The 180-day restricted period described in this paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event.

          Prior to the offering, there has been no public market for our shares. The initial public offering price will be negotiated among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Our common stock will be listed on the New York Stock Exchange under the symbol "ARX".

          In connection with the offering, the underwriters may purchase and sell shares of the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             .

          We and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities under the Securities Act including liabilities arising out of, or based upon, certain material misstatements or omissions. If we or the selling stockholder are unable to provide this indemnification, we or the selling stockholder, as applicable, will contribute to payments the several underwriters may be required to make because of any of those liabilities.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking, commercial banking and other services for us and our affiliates, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Conflict of Interest

          Because GS Direct, an affiliate of Goldman, Sachs & Co., beneficially owns more than 10% of our outstanding common stock, and may receive 5% or more of the net proceeds in this offering by reason of both the prepayment of senior subordinated unsecured term loans held by it and its receipt of its portion of the proceeds of the sale of shares by the parent LLC, Goldman, Sachs & Co., is deemed to have a "conflict of interest" as defined in Rule 2720. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720, which requires that a "qualified independent underwriter" as defined in Rule 2720 participate in the preparation of the registration statement of which this prospectus is a part and exercise its usual standards of due diligence with respect thereto. Credit Suisse Securities (USA) LLC is assuming the responsibilities of acting as the qualified independent underwriter in this offering. We have agreed to indemnify Credit Suisse Securities (USA) LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. Pursuant to Rule 2720, no sale of the shares will be made to an account over which Goldman, Sachs & Co. exercises discretion without the prior specific written consent of the account holder.

          GS Direct, an affiliate of Goldman, Sachs & Co., owns indirectly through its investment in the parent LLC, approximately         % of our common stock. See "Principal and Selling Stockholders". Pursuant to the limited liability company agreement of the parent LLC, GS Direct, together with the other Sponsors, has the right to designate a specified number of individuals to serve on the Board of Managers of the parent LLC. See "Certain Relationships and Related Party Transactions". Bradley J. Gross, a Managing Director of Goldman, Sachs & Co., is one of our directors.

          Goldman, Sachs & Co., together with certain affiliates of the other Sponsors, provide advisory services to us and our affiliates under an advisory agreement executed with us in connection with the Going Private Transaction, pursuant to which we pay Goldman, Sachs & Co. and the other advisors an annual fee. In addition, the advisory agreement provides that we will pay the designated affiliates of the Sponsors, including Goldman, Sachs & Co., a transaction fee on all financings and liquidity events, which would include this offering, in an aggregate amount not less than 1% of the value of such financing or liquidity event. In connection with this offering, we will pay affiliates of the Sponsors a termination fee in the aggregate amount of $22.3 million, of which $          million will be paid to Goldman, Sachs & Co. See "Certain Relationships and Related Party Transactions—Advisory Agreement".

          Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., acted as administrative agent, collateral agent (with respect to our senior secured credit facility), sole lead arranger, sole bookrunner and syndication agent under our senior secured and senior unsecured credit facilities and received customary fees for its services in such capacities. In addition, Goldman, Sachs & Co. acted as the initial purchaser in the offering in August 2008 of our senior notes, and received a customary commission in connection therewith. Under the exchange and registration rights agreement entered into in connection with our issuance of the senior notes, we agreed to prepare and file, at our expense, a market-making prospectus in order to enable Goldman, Sachs & Co. and its affiliates to engage in market-making activities for the senior notes. See "Description of Indebtedness".

          GS Direct, an affiliate of Goldman, Sachs & Co., holds senior subordinated unsecured term loans, some of which are expected to be prepaid with a portion of the net proceeds from this offering. As a result, Goldman, Sachs & Co. and its affiliates will receive part of the proceeds of the offering by reason of the prepayment of senior subordinated unsecured term loans held by GS Direct. See "Use of Proceeds" and "Description of Indebtedness".

Notice to Non-US Investors

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the

Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)     to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)     to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts;

            (c)     to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

            (d)     in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

            (a)     it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

            (b)     it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case, whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF COMMON STOCK

          The validity of the shares of common stock offered hereby has been passed upon for us by Schulte Roth & Zabel LLP, New York, New York, and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

          The consolidated financial statements and schedule of Aeroflex Holding Corp. and Subsidiaries as of June 30, 2009 and 2008, and for the year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 and the consolidated financial statements and schedule of the Predecessor to Aeroflex Holding Corp. and Subsidiaries for the period July 1, 2007 to August 14, 2007 and for the year ended June 30, 2007 have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting. The audit report covering the June 30, 2009 consolidated financial statements refers to the adoption of the authoritative guidance on uncertainty in income taxes in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 740-10 (previously FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes), effective July 1, 2007 and the authoritative guidance for defined benefit and other postretirement plans in FASB ASC Section 715 (previously Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans), effective June 30, 2007. The report also refers to the acquisition of all of the outstanding stock of Aeroflex

Incorporated by Aeroflex Holding Corp., which has resulted in a different cost basis than that for periods before the acquisition.

ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and our common stock in the registration statement. You may read and copy the registration statement and the exhibits and schedules thereto, as well as other information that we file with the SEC, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains information that registrants, including us, file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents, which are filed as exhibits to the registration statement or otherwise filed with the SEC. Our website address is www.aeroflex.com. The contents of our website are not part of this prospectus.

AEROFLEX HOLDING CORP.
AND SUBSIDIARIES AND PREDECESSOR

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aeroflex Holding Corp. and Subsidiaries

          We have audited the accompanying consolidated balance sheets of Aeroflex Holding Corp. and Subsidiaries (the Company) as of June 30, 2009 and 2008, and the related consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows for the year ended June 30, 2009, and for the period from August 15, 2007 to June 30, 2008. We have also audited the consolidated statements of operations, stockholder's equity and comprehensive income (loss), and cash flows of the Predecessor to Aeroflex Holding Corp. (Aeroflex Incorporated) and Subsidiaries for the period from July 1, 2007 to August 14, 2007 and the year ended June 30, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index to the financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aeroflex Holding Corp. and Subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for the year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008, and the results of operations and cash flows of the Predecessor to Aeroflex Holding Corp. and Subsidiaries for the period from July 1, 2007 to August 14, 2007 and the year ended June 30, 2007, in conformity the U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          As discussed in notes 14 and 16 to the accompanying consolidated financial statements, the Company and the Predecessor to Aeroflex Holding Corp. and Subsidiaries have changed their method of accounting for uncertainty in income taxes in financial statements for the year ended June 30, 2009 and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 740-10 (previously FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes), and for defined benefit and other postretirement plans in financial statements as of June 30, 2007 and for subsequent periods due to the adoption of FASB ASC Section 715 (previously SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans).

          As discussed in note 3 to the accompanying consolidated financial statements, effective August 15, 2007, Aeroflex Holding Corp. acquired all of the outstanding stock of Aeroflex Incorporated in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition, and, therefore, is not comparable.

/s/ KPMG LLP
Melville, New York April 5, 2010

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30, 2009	June 30, 2008
Assets
Current assets:
Cash and cash equivalents	$57,748	$54,149
Accounts receivable, less allowance for doubtful accounts of $2,250 and $2,683	130,429	147,983
Inventories	135,603	134,891
Deferred income taxes	35,164	27,039
Prepaid expenses and other current assets	9,938	12,184

Total current assets	368,882	376,246
Property, plant and equipment, net	100,907	104,649
Non-current marketable securities	17,677	19,960
Deferred financing costs, net	25,754	30,185
Other assets	15,425	18,560
Intangible assets with definite lives, net	292,553	344,866
Intangible assets with indefinite lives	112,266	123,378
Goodwill	428,133	461,155

Total assets	$1,361,597	$1,478,999

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$5,590	$5,574
Accounts payable	36,574	39,382
Advance payments by customers and deferred revenue	33,418	27,144
Income taxes payable	5,080	1,936
Accrued payroll expenses	18,876	24,525
Accrued expenses and other current liabilities	47,938	56,830

Total current liabilities	147,476	155,391
Long-term debt	883,758	873,237
Deferred income taxes	143,048	159,457
Defined benefit plan obligations	6,079	6,263
Other long-term liabilities	21,476	8,003

Total liabilities	1,201,837	1,202,351

Stockholder's equity:
Common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding 1 share	—	—
Additional paid-in capital	396,573	381,666
Accumulated other comprehensive income (loss)	(54,700)	407
Accumulated deficit	(182,113)	(105,425)

Total stockholder's equity	159,760	276,648

Total liabilities and stockholder's equity	$1,361,597	$1,478,999

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Operations

(In thousands)

	Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Year Ended June 30, 2007
			Predecessor	Predecessor
Net sales	$599,336	$604,991	$38,221	$593,146
Cost of sales	314,231	352,953	22,861	308,969

Gross profit	285,105	252,038	15,360	284,177

Selling, general and administrative costs	128,356	121,086	19,031	129,621
Research and development costs	70,106	69,898	12,178	76,717
Amortization of acquired intangibles	62,962	73,076	1,692	13,006
Acquired in-process research and development costs	1,665	24,975	—	—
Going Private Transaction expenses	—	32,493	3,717	30,584
Impairment of goodwill and other intangibles	41,225	—	—	—

	304,314	321,528	36,618	249,928

Operating income (loss)	(19,209)	(69,490)	(21,258)	34,249

Other income (expense)
Interest expense	(83,823)	(74,658)	(275)	(672)
Other income (expense), net	11,012	4,617	294	152

Total other income (expense)	(72,811)	(70,041)	19	(520)

Income (loss) from continuing operations before income taxes	(92,020)	(139,531)	(21,239)	33,729
Provision (benefit) for income taxes	(15,332)	(38,927)	(6,831)	24,935

Income (loss) from continuing operations	(76,688)	(100,604)	(14,408)	8,794
Income (loss) from discontinued operations, net of taxes	—	(4,821)	(2,508)	(3,868)

Net income (loss)	$(76,688)	$(105,425)	$(16,916)	$4,926

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Stockholder's Equity

and Comprehensive Income (Loss)

(In thousands)

		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)
							Comprehensive Income (Loss)
	Total	Shares	Par Value
Predecessor:
Balance, June 30, 2006	$487,670	75,270	$7,527	$384,870	$13,468	$81,805
Stock issued upon exercise of stock options, including tax benefit	17,031	1,678	168	16,863	—	—
Share-based compensation	4,126	—	—	4,126	—	—
Stock repurchase and retirement	(17,234)	(1,754)	(176)	(17,058)	—	—
Other comprehensive income	14,906	—	—	—	14,906	—	$14,906
Net income	4,926	—	—	—	—	4,926	4,926
Adjustment related to the adoption of ASC Topic 715, net of tax (Note 16)	(728)	—	—	—	(728)	—

Balance, June 30, 2007	510,697	75,194	7,519	388,801	27,646	86,731	$19,832

Stock issued upon exercise of stock options, including tax benefit	13,124	51	5	13,119	—	—
Share-based compensation	214	—	—	214	—	—
Other comprehensive income (loss)	(497)	—	—	—	(497)	—	$(497)
Net income (loss)—July 1, 2007 to August 14, 2007	(16,916)	—	—	—	—	(16,916)	(16,916)
Adjustments for the effects of the Merger	(506,622)	(75,245)	(7,524)	(402,134)	(27,149)	(69,815)

	—	—	—	—	—	—	$(17,413)

Aeroflx Holding Corp.:
Proceeds from issuance of common stock	378,350	—	—	378,350	—	—
Share-based compensation	3,123	—	—	3,123	—	—
Accretion of interest on equity classified award	193	—	—	193	—	—
Other comprehensive income	407	—	—	—	407	—	$407
Net income (loss)—August 15, 2007 to June 30, 2008	(105,425)	—	—	—	—	(105,425)	(105,425)

Balance, June 30, 2008	276,648	—	—	381,666	407	(105,425)	$(105,018)

Share-based compensation	1,955	—	—	1,955	—	—
Accretion of interest on equity classified award	252	—	—	252	—	—
Capital contribution of 71% ownership interest in VI Technology	12,700	—	—	12,700	—	—
Other comprehensive income (loss)	(55,107)	—	—	—	(55,107)	—	$(55,107)
Net income (loss)	(76,688)	—	—	—	—	(76,688)	(76,688)

Balance, June 30, 2009	$159,760	—	$—	$396,573	$(54,700)	$(182,113)	$(131,795)

See notes to consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries and Predecessor

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Year Ended June 30, 2007
			Predecessor	Predecessor
Cash flows from operating activities:
Net income (loss)	$(76,688)	$(105,425)	$(16,916)	$4,926
Loss from discontinued operations, net of taxes	—	4,821	2,508	3,868

Income (loss) from continuing operations	(76,688)	(100,604)	(14,408)	8,794
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	84,426	93,032	3,662	30,142
Acquired in-process research and development costs	1,665	24,975	—	—
Acquisition related adjustment to cost of sales	668	38,968	—	—
Acquisition related adjustment to sales	416	2,510	—	—
Impairment of goodwill and other intangibles	41,225	—	—	—
Deferred income taxes	(19,596)	(40,830)	5,284	(7,184)
Non-cash share-based compensation	1,955	3,123	214	4,126
Non-cash restructuring charges	—	485	—	753
Amortization of deferred financing costs	4,771	3,514	217	—
Paid in kind interest	16,111	11,340	—	—
Excess tax benefits from share-based compensation arrangements	—	—	(12,542)	(2,870)
Other, net	1,161	1,422	(24)	106
Change in operating assets and liabilities,
net of effects from purchases of businesses:
Decrease (increase) in accounts receivable	10,054	(56,051)	47,889	(19,902)
Decrease (increase) in inventories	(5,329)	13,509	(12,885)	(7,878)
Decrease (increase) in prepaid expenses
and other assets	4,499	23,677	(26,899)	(760)
Increase (decrease) in accounts payable, accrued
expenses and other liabilities	(10,881)	(4,874)	21,246	17,152

Net cash provided by (used in) continuing operations	54,457	14,196	11,754	22,479
Net cash provided by (used in) discontinued operations	—	(5,286)	(461)	(1,677)

Net cash provided by (used in) operating activities	54,457	8,910	11,293	20,802

Cash flows from investing activities:
Acquisition of Predecessor Entity, net of cash acquired	—	(1,118,293)	—	—
Payments for purchase of businesses, net of cash acquired	(18,935)	(11,145)	—	(10,663)
Contingent payment for purchase of business	—	—	—	(9,247)
Capital expenditures	(18,717)	(13,179)	(1,088)	(18,427)
Proceeds from the sale of property, plant and equipment	1,439	229	—	480
Purchase of marketable securities	—	(631,805)	(53,828)	(589,577)
Proceeds from sale of marketable securities	—	611,853	63,328	608,409

Net cash provided by (used in) investing activities by continuing operations	(36,213)	(1,162,340)	8,412	(19,025)
Net cash provided by (used in) discontinued operations	—	(36)	(6)	(88)

Net cash provided by (used in) investing activities	(36,213)	(1,162,376)	8,406	(19,113)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	378,350	—	—
Purchase and retirement of treasury stock	—	—	—	(17,234)
Borrowings under debt agreements	—	870,000	—	—
Debt repayments	(5,574)	(6,083)	(29)	(611)
Debt financing costs	(340)	(33,222)	(477)	—
Excess tax benefits from share-based compensation arrangements	—	—	12,542	2,870
Proceeds from the exercise of stock options and warrants	—	—	583	14,182
Amounts paid for withholding taxes on stock option exercises	—	(14,142)	(56)	(3,383)
Withholding taxes collected for stock option exercises	—	14,142	56	3,383

Net cash provided by (used in) financing activities	(5,914)	1,209,045	12,619	(793)

Effect of exchange rate changes on cash and cash equivalents	(8,731)	(1,430)	178	1,717

Net increase (decrease) in cash and cash equivalents	3,599	54,149	32,496	2,613
Cash and cash equivalents at beginning of period	54,149	—	13,000	10,387

Cash and cash equivalents at end of period	$57,748	$54,149	$45,496	$13,000

See notes to consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Principles and Policies

The Company

          (i) "Aeroflex Holding" refers to Aeroflex Holding Corp. (formerly known as AX Holding Corp.), (ii) "Aeroflex" refers to Aeroflex Incorporated, the "Predecessor", a direct wholly owned subsidiary of Aeroflex Holding, together with its consolidated subsidiaries, (iii) "we," "our," "the Company," or "us" refer, as applicable, to Aeroflex Holding Corp. and its consolidated subsidiaries, including Aeroflex. We design, engineer and manufacture microelectronic products and test and measurement equipment that are sold primarily to the space, avionics, defense, commercial wireless communications, and medical markets. Our fiscal year ends on June 30.

          On August 15, 2007, Aeroflex was acquired by affiliates of or funds managed by The Veritas Capital Fund Ill, L.P. ("Veritas"), Golden Gate Private Equity, Inc. ("Golden Gate Capital") and GS Direct, L.L.C. ("GS Direct") and certain members of management ("the Merger") (see Note 3).

Presentation and Use of Estimates

          Our financial statements are prepared in conformity with U.S. GAAP. We consolidate our subsidiaries, all of which, except for Test Evolution Corporation (see Note 4), are wholly owned. All significant intercompany balances and transactions have been eliminated.

          The consolidated financial statements presented as of June 30, 2009 and 2008, and for the fiscal year ended June 30, 2009 and for the period from August 15, 2007 to June 30, 2008 are those of Aeroflex Holding and its consolidated subsidiaries, whereas the consolidated financial statements as of and for periods prior to August 15, 2007 are those of Aeroflex prior to the Merger. The purchase method of accounting was applied effective August 15, 2007 in connection with the Merger. Therefore, our consolidated financial statements for periods before August 15, 2007 are presented on a different basis than those for the periods after August 14, 2007 and, as such, are not comparable.

          The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires that management of the Company make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Among the more significant estimates included in our consolidated financial statements are revenue and cost recognition under long-term contracts; the valuation of accounts receivable, inventories, investments and deferred tax assets; the depreciable lives of fixed assets and useful lives of amortizable intangible assets; the valuation of assets acquired and liabilities assumed in business combinations; the recoverability of long-lived amortizable intangible assets, tradenames and goodwill; share-based compensation; restructuring charges; asset retirement obligations; fair value measurement of financial assets and liabilities and certain accrued expenses and contingencies.

          We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the business climate; therefore, actual results may differ from those estimates. When no estimate in a given range is deemed to be better than any other when estimating contingent liabilities, the low end of the range is accrued. Accordingly, the accounting estimates in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

environment changes. Changes in estimates are made when circumstances warrant them. Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

Cash and Cash Equivalents

          All highly liquid investments having maturities of three months or less at the date of acquisition are considered to be cash equivalents.

Marketable Securities

          Marketable securities are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholder's equity. Realized gains and losses and declines in market value judged to be other than temporary, of which there were none, for the three years ended June 30, 2009, are included in other income (expense). Interest income and dividends are also included in other income.

          At June 30, 2009, our marketable securities consisted of $17.7 million of auction rate securities, which is net of a $2.3 million valuation allowance. Auction rate securities represent long-term (generally maturities of ten years to thirty-five years from the date of issuance) variable rate bonds tied to short-term interest rates that are reset through an auction process, which occurs every seven to thirty-five days, and are classified as available for sale securities. All but one (with the one security having a carrying value of $1.7 million and an A rating) of our auction rate securities retain a triple-A rating by at least one nationally recognized statistical rating organization. In addition, certain of our auction rate securities are backed by student loans whose principal and interest are federally guaranteed by the Family Federal Education Loan Program. We have collected all interest payments on all of our auction rate securities when due and since early February 2008 (when auctions began to fail) have redeemed $27.5 million of auction rate securities at par, including $1.0 million redeemed at par in July 2009.

          At June 30, 2009, the par value of our auction rate securities was $19.9 million; however we have estimated that the fair value of our auction rate securities as of that date was $17.7 million. Since many auctions are failing and given that there is currently no active secondary market for our investment in auction rate securities, the determination of fair value was based on the following factors:

  •
  continuing illiquidity;

  •
  lack of action by the issuers to establish different forms of financing to replace or redeem these securities; and

  •
  the credit quality of the underlying securities.

          As fair values have continued to be below cost, we have considered various factors in determining whether a credit loss exists and whether to recognize an other than temporary impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the timely receipt of all interest payments, the rating of the security, the relatively low volatility of the security's fair value, the current financial condition of the issuer and our

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

          Auction rate securities are classified as non-current assets in the accompanying consolidated balance sheets.

Inventories

          Inventories, including amounts related to long-term contracts accounted for under percentage-of-completion accounting, are stated at the lower of cost (first-in, first-out) or market.

Financial Instruments and Derivatives

          Foreign currency contracts are used in certain circumstances to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. Thus the change in fair value is included in income as it occurs, within other income (expense) in the consolidated statement of operations.

          Our interest rate swap derivatives are designated as cash flow hedges. As such, they are recorded on the balance sheet as assets or liabilities at their fair value, with changes in the fair value of such derivatives, net of taxes, recorded as a component of other comprehensive income.

Revenue Recognition

          We recognize revenue when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, and collectability of the resulting receivable is reasonably assured.

          For arrangements other than certain long-term contracts, revenue (including shipping and handling fees) is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer's delivery site, recognition of the revenue is deferred until that time. Certain of our sales are to distributors which have a right to return some portion of product within specified periods from delivery. We recognize revenue on these sales at the time of shipment to the distributor, as the returns under these arrangements have been insignificant and can be reasonably estimated. A provision for such estimated returns is recorded at the time sales are recognized.

          Long-term contracts are accounted for by determining estimated contract profit rates and, through the use of the percentage-of-completion method, revenues and associated costs are recognized as work progresses. We measure the extent of progress toward completion generally based upon one of the following methods (based upon an assessment of which method most closely aligns to the underlying earnings process): (i) the units-of-delivery method, (ii) the cost-to-cost method, using the ratio of contract costs incurred as a percentage of total estimated costs at contract completion (based upon engineering and production estimates), or (iii) the achievement of contractual milestones. Provisions for anticipated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such anticipated losses or revisions become evident.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

          Revenue from sales of products where software is other than incidental to their performance, including related software support and maintenance contracts is recognized when the software is delivered, if all of the above criteria for revenue recognition are met.

          When a customer purchases software together with post contract support, we allocate a portion of the fee to the post contract support for its fair value based on the contractual renewal rate or the amount the support is sold for on a standalone basis. Post contract support fees are deferred in Advance Payments by Customers and Deferred Revenue in the consolidated balance sheets, and recognized as revenue ratably over the term of the related contract.

Acquisition Accounting

          We use the purchase method to account for business combinations, whereby the total cost of an acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the date of acquisition. The allocation of the purchase price is dependent upon certain valuations and other studies, which contain estimates and assumptions.

Long-Lived Assets

          Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Indefinite-lived intangible assets consist of tradenames. Goodwill and indefinite-lived intangible assets are not amortized. Definite-lived intangible assets primarily consist of customer related intangibles and developed technology, which are amortized on a straight-line basis over periods ranging up to 11 years.

          We assess goodwill and indefinite-lived intangibles at least annually for impairment as of June 30, or more frequently if certain events or circumstances indicate an impairment may have occurred. We test goodwill for impairment at the reporting unit level, which is one level below our operating segments. We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and management of each reporting unit regularly reviews the operating results of those components. For purposes of evaluating goodwill for impairment, we have four reporting units containing approximately 88% of our goodwill balance of $428 million. These reporting units are Aeroflex Plainview ($116 million) which has operations in both our Aeroflex Microelectronics Solutions ("AMS") segment and Aeroflex Test Solutions ("ATS") segment, Aeroflex Colorado Springs ($88 million) and RFMW group ($57 million) in our AMS segment and Aeroflex Wichita ($115 million) in our ATS segment. Impairment testing is performed in two steps: (i) we determine if there is an impairment by comparing the fair value of a reporting unit with its carrying value, and (ii) if there is an impairment, we measure the amount of impairment loss by comparing the implied fair value of the reporting unit's goodwill (the excess of the fair value of the reporting unit over the fair value of its net identifiable assets) with the carrying amount of that goodwill. The impairment test for indefinite-lived intangible assets encompasses calculating a fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, impairment is recorded.

          Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage third-party valuation specialists to assist us in estimating fair values. To determine fair value of the reporting unit, we generally use an income approach. We use a market approach to assess the reasonableness of the results of the income approach.

          Under the income approach, we determine fair value using a discounted cash flow method, estimating future cash flows of each reporting unit, as well as terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows.

          The key estimates and factors used in the income approach include, but are not limited to, revenue growth rates and profit margins based on internal forecasts, terminal value and the weighted-average cost of capital used to discount future cash flows. The fiscal 2009 compound annual growth rate of sales for the first 6 years of our projections ranged between 4% and 24%. The fiscal 2008 compound annual growth rate of sales for the first 6 years of our projections ranged between 1% and 15%. The terminal growth rates were projected at 5% after between 7 to 10 years in fiscal 2009 as compared with 5% after between 9 to 11 years in fiscal 2008, which reflects our estimate of long term market and gross domestic product growth. The weighted-average cost of capital used to discount future cash flows ranged from 14% to 19% in fiscal 2009 as compared with 13% to 16% in fiscal 2008. Future changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill. Changes in the valuation assumptions from those used in the prior year primarily reflect the impact of the current economic environment on the reporting units and their projected future results of operations.

          To determine fair value of indefinite-lived intangible assets, we use an income approach, the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. Indefinite-lived intangible assets' fair values require significant judgments in determining both the assets' estimated cash flows as well as the appropriate discount and royalty rates applied to those cash flows to determine fair value. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

          We review other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When such events or changes in circumstances occur, a recoverability test is performed comparing projected undiscounted cash flows from the use and eventual disposition of an asset or asset group to its carrying value. If the projected undiscounted cash flows are less than the carrying value, an impairment would be recorded for the excess of the carrying value over the fair value, which is determined by discounting future cash flows.

          Property, plant and equipment are stated at cost. Depreciation of plant and equipment is provided over the estimated useful lives of the respective assets, principally on a straight-line basis. Leasehold improvements are amortized over the life of the lease, including anticipated renewals, or the estimated life of the asset, whichever is shorter.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

Research and Development Costs

          We charge all research and development costs to expense as incurred, except those of our software products for which costs incurred between the date of product technological feasibility and the date that the software is available for general release are capitalized. We use a working model of the software or a detailed program design to assess technological feasibility. We capitalized software development costs of $209,000, $1.2 million, $0 and $593,000, for the fiscal year ended June 30, 2009, the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively. Capitalized software development costs are amortized to cost of sales based on the higher of a) the percentage of revenue for units delivered to total anticipated revenue for the related product, or b) on a straight-line basis. Capitalized software development costs of $328,000 and $1.2 million were included in other assets at June 30, 2009 and 2008, respectively.

Income Taxes

          We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Share-Based Compensation

          The fair value of share-based payments is recognized as an expense in the consolidated statements of operations over the related vesting periods. Share-based compensation expense is based on the fair value of the portion of share-based payment awards that is ultimately expected to vest and has therefore been reduced for estimated forfeitures at the time of the grant, with subsequent revisions for the differences between actual and the estimated forfeiture rates.

Foreign Currency Translations

          The financial statements of our foreign subsidiaries are measured in their local currency and then translated into U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing throughout the year.

          Gains and losses resulting from the translation of financial statements of foreign subsidiaries are accumulated in other comprehensive income (loss) and presented as part of stockholder's equity. Realized and unrealized foreign currency exchange gains (losses) from the settlement of foreign currency transactions are reflected in other income (expense) and amounted to $9.0 million, $2.3 million, $193,000 and $(1.3 million) for the fiscal year ended June 30, 2009, the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

Comprehensive Income

          Comprehensive income consists of net income (loss) and equity adjustments relating to foreign currency translation, changes in fair value of certain derivatives and non-current marketable securities and adjustments to the minimum pension liability and is presented in the Consolidated Statements of Stockholder's Equity and Comprehensive Income (Loss).

Recently Adopted Accounting Pronouncements

          On July 1, 2008, we adopted the authoritative guidance issued by the FASB for fair value measurement for financial assets and liabilities. This guidance clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). This guidance also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The additional disclosures required by this guidance are included in Note 10.

          On July 1, 2009, we adopted the authoritative implementation guidance issued by the FASB for fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on our financial statements.

          In the quarter ended June 30, 2009 we adopted the authoritative guidance issued by the FASB which provides additional guidance for estimating fair value in accordance with certain other pre-existing authoritative accounting guidance when there has been a significant decrease in market activity for a financial asset or liability in relation to normal activity and circumstances that may indicate that a transaction is not orderly. An entity is required to base its conclusion about whether a transaction was distressed on the weight of the evidence presented. This guidance also re-affirms that the objective of fair value, when the market for an asset is not active, is the price that would be received to sell the asset in an orderly market (as opposed to a distressed or forced transaction). Additional enhanced disclosures are also required in accordance with this guidance. The adoption of this guidance applied to our auction rate securities and did not have an impact on our consolidated financial statements (see Note 10).

          In February 2007, the FASB issued authoritative guidance to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. This guidance became effective for us as of July 1, 2008. As we did not elect the fair value option for our financial instruments (other than those already measured at fair value in accordance with certain other pre-existing authoritative accounting

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

guidance), the adoption of this guidance did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued authoritative guidance principally to require publicly traded companies to provide disclosures about fair value of financial instruments in interim financial statements. This guidance became effective for us during our quarter ended June 30, 2009. The adoption of this disclosure-only guidance did not have an impact on our consolidated financial statements.

          In April 2009, the FASB issued authoritative guidance on the timing of impairment recognition. The guidance provides greater clarity about the credit and noncredit components of impaired debt securities that are not expected to be sold. This guidance also requires additional disclosures about impairments in interim and annual reporting periods. This guidance became effective for us during our quarter ended June 30, 2009. The adoption of this guidance did not have an impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the fair value of contingent consideration to be recorded on the acquisition date, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. Adoption of the new guidance, which is effective for acquisitions consummated by us after June 30, 2009, did not have an impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also adds certain disclosures to those already prescribed. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must also be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this guidance did not have a material impact on our consolidated financial statements.

          We adopted the authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This guidance explicitly recognizes the rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We have updated references to U.S. GAAP in the notes to our financial statements. The adoption did not have an impact on our consolidated financial statements.

          In October 2009, the FASB issued authoritative guidance on revenue recognition that becomes effective for us commencing July 1, 2010. However, earlier adoption was permitted. Under the new guidance on sales arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Summary of Significant Accounting Principles and Policies (Continued)

now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third-party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration and the use of the relative selling price method is required. The new guidance eliminated the residual method of allocating arrangement consideration to deliverables and includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We chose to early adopt such authoritative guidance on a prospective basis effective July 1, 2009 and, therefore, it has been applied to multiple deliverable revenue arrangements and arrangements for the sale of tangible products with software components entered into or materially modified on or after July 1, 2009. The adoption of this new guidance did not have a material impact on our financial statements.

          In December 2007, the FASB issued guidance which requires that the non-controlling interests in consolidated subsidiaries be presented as a separate component of stockholders' equity in the balance sheet, that the amount of consolidated net earnings attributable to the parent and the non-controlling interest be separately presented in the statement of earnings, and that the amount of consolidated other comprehensive income attributable to the non-controlling interest be separately disclosed. The standard also requires gains or losses from the sale of stock of subsidiaries where control is maintained to be recognized as an equity transaction. The guidance was effective beginning with the first quarter of the fiscal year 2010 financial reporting. In connection with the adoption of this guidance, we did not apply the presentation or disclosure provisions to our one non-controlling interest as the effect on our financial statements was insignificant.

Recently Issued Accounting Pronouncements Not Yet Adopted

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for us beginning with the third quarter of the fiscal year 2010 financial reporting, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for us beginning with the third quarter of the fiscal year 2011 financial reporting. The adoption of this new guidance will not have a material impact on our financial statements.

          In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Discontinued Operations

          As a result of continued operating losses, in June 2007 our then Board of Directors approved a formal plan to divest our radar business ("Radar") and to seek a strategic buyer. This business had previously been included in the Test Solutions segment. As a result of this decision, the operating results of Radar, net of taxes, had been classified in the consolidated statements of operations as discontinued operations for all periods presented and we recorded a $1.6 million ($1.0 million, net of tax) impairment charge in June 2007 based upon appraisals of the business performed by third parties, which resulted in the write-off of $771,000 of goodwill and $322,000 of equipment, with the balance reducing inventory. We recorded further losses on disposal of $3.7 million ($2.4 million, net of tax) in the predecessor period July 1, 2007 to August 14, 2007, to reflect the net assets of Radar at their net realizable value based on the May 15, 2008 sale of the business for $750,000. The sale agreement provided for additional contingent consideration, which was not included in the calculation of the loss on disposal as realization was not probable.

          Net sales and income (loss) from discontinued operations (including impairment charges), which were solely related to Radar, were as follows:

	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
		Predecessor	Predecessor
	(In thousands)
Net sales	$893	$120	$6,422

Income (loss) from discontinued operations before income taxes	$(5,928)	$(3,861)	$(6,041)
Income tax (benefit)	(1,107)	(1,353)	(2,173)

Income (loss) from discontinued operations	$(4,821)	$(2,508)	$(3,868)

3. Going Private Transaction

          On March 2, 2007, Aeroflex entered into an agreement to be acquired by investment entities affiliated with General Atlantic LLC and Francisco Partners II, L.P. ("GA" and "Francisco"). The agreement contained a provision under which Aeroflex was permitted to solicit alternative acquisition proposals from third parties through April 18, 2007. In the event Aeroflex accepted a superior proposal received prior to April 19, 2007, a breakup fee of $15 million plus up to $7.5 million of expenses would be payable by Aeroflex. On May 25, 2007, upon entering into the merger agreement described below, Aeroflex provided a letter of termination to affiliates of GA and Francisco that the merger with them was terminated ("Terminated Merger"). In connection with such termination, Aeroflex paid a $22.5 million breakup fee, as we determined that the acquisition proposal that resulted in the merger agreement constituted a superior proposal.

          On June 4, 2007, an affiliate of GA and Francisco filed an action against Aeroflex alleging, among other things, that Aeroflex breached the terminated merger agreement by paying GA and Francisco a breakup fee of $22.5 million instead of $37.5 million that GA and Francisco contended they were owed. Aeroflex settled this action for $2.5 million in January 2008, which is reflected in the Predecessor results of operations for the period July 1, 2007 to August 14, 2007.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

          On August 15, 2007, Aeroflex was acquired by and merged with AX Acquisition Corp. ("AX Acquisition"), a wholly owned subsidiary of Aeroflex Holding (the "Merger"). Upon consummation of the Merger, Aeroflex became a wholly-owned subsidiary of Aeroflex Holding and each share of common stock of Aeroflex then outstanding was converted into a right to receive $14.50 in cash. Therefore, on August 15, 2007 each holder of shares of Aeroflex's common stock no longer had any rights with respect to the shares, except for the right to receive the merger consideration. The merger agreement also provided that all of Aeroflex's stock options were cancelled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex's common stock underlying the options multiplied by the amount, if any, by which $14.50 exceeded the exercise price of the option, without interest and less any applicable withholding taxes. The aggregate merger consideration paid to Aeroflex's shareholders and stock option holders was approximately $1.1 billion.

          The Merger was funded by a $378.4 million equity investment in Aeroflex Holding by Veritas, Golden Gate Capital and GS Direct (collectively, the "Sponsors") and certain members of our management. In addition, primarily in order to finance the Merger, on August 15, 2007 the Company entered into a $575 million senior secured credit facility, which consisted of $525 million of term loans and a $50 million revolving credit facility, and two exchangeable senior unsecured credit facilities totaling $345 million (see Note 11).

          Upon the closing of the Merger, we paid severance of approximately $6.7 million, $18.6 million of Merger transaction expenses, a $22 million advisory fee to the Sponsors or their affiliates and $18.3 million in financing costs.

          Upon consummation of the Merger, we entered into a new employment agreement with one of our officers that, in addition to specified annual remuneration and bonuses, provided for a one-time bonus of $887,000 which was recorded as compensation expense in the period from August 15, 2007 to June 30, 2008, plus $3.7 million for a covenant not to compete which is being amortized over the seven year term, both of which were paid in January 2008.

          At the closing of the Merger, we entered into an advisory agreement with designated affiliates of the Sponsors under which they provide certain advisory services to us. We are paying an annual advisory fee in the aggregate amount of the greater of $2.2 million, or 1.8% of adjusted EBITDA for the prior fiscal year, as defined in the agreement, and transaction fees on all future financings and liquidity events. The advisory agreement has an initial term expiring on December 31, 2013 and will be automatically renewable for additional one year terms thereafter unless we or the Sponsors give notice of non-renewal. The annual advisory fees paid amounted to $2.3 million and $2.1 million during the year ended June 30, 2009 and the period from August 15, 2007 to June 30, 2008, respectively.

          In connection with the Merger and Terminated Merger, for the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, we incurred company sale transaction and related expenses that we expensed as incurred of $32.5 million, $3.7 million and $30.6 million, respectively, consisting primarily of merger-related severance and other change of control related payments, a merger termination fee and the related lawsuit settlement charge and legal and other professional fees ("Going Private Transaction expenses").

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

          The Merger constituted a change in control of Aeroflex. In transitioning from the Predecessor Entity to the Successor Entity, Aeroflex eliminated all of the equity of the Predecessor Entity and recorded the $378.4 million equity investment in the Successor Entity upon consummation of the Merger on August 15, 2007. Aeroflex then recorded its assets and liabilities at fair value as of the date of the Merger, whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Independent third-party appraisers were engaged to assist management and perform valuations of certain of the tangible and intangible assets acquired.

          We reviewed each item in each reporting unit's balance sheet and concluded that the following assets' and liabilities' recorded values as of the date of the Merger were different from their fair value and we therefore adjusted their book values to their fair values using the following methodologies and assumptions:

            Inventories—We determined that the recorded value of the raw materials at cost approximated replacement cost. We increased the values of work-in-process and finished goods inventories to fair value, which eliminated the inherent profit on the manufacturing effort accomplished through the date of the Merger. The fair value was estimated based on anticipated selling prices less the sum of costs to complete, where applicable, disposal costs, and a reasonable profit on the completion costs, if any, and selling efforts. The cost to complete was based on management estimates. Disposal costs and applicable profit margins were based on the historical amounts for similar finished goods.

            Property, Plant and Equipment—We assessed the validity of the appraisals of our real and personal property by comparing the estimated fair values of the real and personal property to sales of comparable property or the offered prices for similar assets listed for sale.

            Deferred Revenue—We determined the fair value of deferred revenue by reducing the deferred revenue balances to the sum of the direct and incremental costs of fulfilling the related obligations plus a normal profit margin thereon.

            Intangible Assets—Intangible assets including developed technology, in-process research and development, backlog, customer relationships, non-compete agreements and tradenames were valued separately at the reporting unit level. The fair value of each reporting unit was determined using discounted cash flows, an income approach. The fair value of developed technology, in-process research and development, backlog and customer relationships was determined using the excess earnings method. The fair value of tradenames was determined by using the relief from royalty method and the fair value of non-compete agreements was determined by using discounted cash flows, an income approach. For developed technology and in-process research and development, input factors were based on an analysis of the technology and its specific characteristics and risks and analysis of the aggregate business of each of the reporting units.

          Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

          We allocated the purchase price, including the acquisition costs of approximately $22.9 million, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $45.5 million)	$335,252
Property, plant and equipment	111,804
Other assets	16,537
Developed technology	195,500
Customer related intangible assets	211,582
Other acquired intangible assets	6,290
Intangible assets with indefinite lives (tradenames)	122,870
Goodwill	452,756
In-process research and development	24,340

Total assets acquired	1,476,931

Current liabilities	(137,751)
Long-term liabilities	(220,887)

Total liabilities assumed	(358,638)

Net assets acquired	$1,118,293

          At the acquisition date, the acquired in-process research and development was not considered to have reached technological feasibility and had no alternative future uses. Therefore, the fair value of the in-process research and development of $24.3 million was expensed at the time of the acquisition in operating costs. The allocation to in-process research and development represents the estimated fair value of such incomplete research and development, at the acquisition date, based on future cash flows. As of the acquisition date, cash flows from these projects were expected to commence in fiscal year 2009. In determining the fair values of in-process research and development, risk adjusted discount rates that ranged from 17% to 25% were applied to the projects' cash flows, which have taken into account the respective projects' completion percentage.

          The unaudited pro forma results of operations presented below for the period from July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007 are presented as though the Merger had occurred on July 1, 2006, after giving effect to purchase accounting adjustments relating to depreciation and amortization of the revalued assets, interest expense associated with the new credit facilities and other acquisition-related adjustments in connection with the Merger and our acquisition of MicroMetrics (which was consummated on April 12, 2007) as if it occurred on July 1, 2006. The pro forma results of operations are not necessarily indicative of the combined

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Going Private Transaction (Continued)

results that would have occurred had the Merger been consummated at July 1, 2006, nor are they necessarily indicative of future operating results.

	Period from July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
	Predecessor	Predecessor
	(In thousands)
Net sales	$38,178	$598,241
Net income (loss)	$(27,554)	$(123,105)

4. Acquisition of Businesses and Intangible Assets

MicroMetrics, Inc.

          On April 12, 2007, we purchased the outstanding stock of MicroMetrics, Inc. ("MMI") for $9.9 million of cash and repaid approximately $700,000 of MMI's bank debt. MMI, located in New Hampshire, is a design and full service manufacturer of both standard and application specific RF/Microwave diodes and semiconductor devices. MMI strengthens our high reliability, high performance RF/Microwave product portfolio of semiconductor solutions. MMI is included in our Microelectronic Solutions segment.

          We allocated the purchase price, including acquisition costs of approximately $72,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $9,000)	$3,250
Property, plant and equipment	1,147
Customer related intangibles	2,600
Non-compete arrangements	590
Tradenames	70
Goodwill	4,633

Total assets acquired	12,290

Current liabilities	(1,619)
Long term debt	(8)

Total liabilities assumed	(1,627)

Net assets acquired	$10,663

          The customer related intangibles and non-compete arrangements are being amortized on a straight-line basis over a range of 2 to 9.5 years. The tradenames have an indefinite life. The goodwill is deductible for tax purposes.

          On a pro forma basis, had the MMI acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisition of Businesses and Intangible Assets (Continued)

Test Evolution Corporation

          On October 1, 2007, we purchased 40% of the outstanding stock of Test Evolution Corporation ("TEC") for $4.0 million ($2.0 million at closing and $2.0 million paid in October 2008). TEC, located in Massachusetts, develops and manufactures digital, analog and RF semiconductor automated test equipment. We have determined that we have control of this company and have consolidated TEC's assets and liabilities and results of operations, all of which were insignificant, into our financial statements commencing October 1, 2007. The non-controlling interest of 60% in each of the equity and operations of TEC are not material to our consolidated financial statements and have been included in other long-term liabilities and other income (expense), respectively. TEC is included in our Test Solutions segment.

Gaisler Research AB

          On June 30, 2008, we acquired the stock of Gaisler Research AB ("Gaisler") for $12.3 million cash (net of $2.7 million cash acquired), plus up to another $15 million over the next three years provided specified EBITDA targets are achieved. Gaisler achieved the fiscal year 2009 EBITDA target, and as such, an additional $4 million will be paid to the selling shareholders in October 2009, which has been added to goodwill in the accompanying June 30, 2009 consolidated balance sheet. Located in Sweden, Gaisler provides integrated circuit software products and services to European space system suppliers, plus other U.S., Japanese and Russian space agencies. Gaisler is included in our Microelectronic Solutions segment.

          We allocated the purchase price, including the $4 million of earned contingent consideration and acquisition costs of approximately $432,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $2.7 million)	$987
Property, plant and equipment	62
Developed technology	7,550
Customer related intangibles	1,030
Non-compete arrangements	1,820
Tradenames	1,190
Goodwill	6,122
In-process research and development	2,300

Total assets acquired	21,061

Current liabilities	(1,076)
Deferred taxes	(3,245)

Total liabilities assumed	(4,321)

Net assets acquired	$16,740

          The developed technology, customer related intangibles, non-compete arrangements, and tradenames are being amortized on a straight-line basis over a range of 1 to 8 years. The goodwill is not deductible for tax purposes.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisition of Businesses and Intangible Assets (Continued)

          On a pro forma basis, had the Gaisler acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

VI Technology, Inc.

          On March 4, 2009, we acquired 100% of the stock of VI Technology, Inc. ("VI Tech"). We paid $5.0 million in cash for approximately 29% of the stock of VI Tech, and the remaining approximately 71% of VI Tech stock was acquired by a limited liability company ("parent LLC"), that is our ultimate parent, in exchange for Class A membership interests in parent LLC with a fair value of $12.7 million. Immediately following the consummation of these transactions, parent LLC contributed the 71% of VI Tech stock to the Company, giving us 100% ownership in VI Tech. VI Tech, located in Austin, Texas, designs and manufactures independent automated test systems. VI Tech is included in our Test Solutions segment.

          We allocated the purchase price, including acquisition costs of approximately $407,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets (excluding cash of $107,000)	$3,022
Property, plant and equipment	149
Other assets	37
Developed technology	2,990
Customer related intangibles	4,470
Non-compete arrangements	1,600
Tradenames	1,190
Goodwill	10,501

Total assets acquired	23,959

Current liabilities	(1,878)
Deferred taxes	(4,081)

Total liabilities assumed	(5,959)

Net assets acquired	$18,000

          The developed technology, customer related intangibles, non-compete arrangements, and tradenames are being amortized on a straight-line basis over a range of 1 to 6 years. The goodwill is not deductible for tax purposes.

          On a pro forma basis, had the VI Tech acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Airflyte Electronics Company

          On June 26, 2009, we acquired the net assets of Airflyte Electronics Company ("Airflyte") for $11.0 million cash plus up to another $3 million provided specified EBITDA targets are achieved in fiscal 2010. Airflyte, located in Naples, Florida, designs and manufactures custom-engineered slip rings for high-performance defense, commercial and industrial applications. Airflyte is included in our Microelectronic Solutions segment.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisition of Businesses and Intangible Assets (Continued)

          We allocated the purchase price, including acquisition costs of approximately $270,000, based on the estimated fair value of the assets acquired and liabilities assumed as follows:

(In thousands)
Current assets	$4,724
Property, plant and equipment	76
Other assets	47
Customer related intangibles	4,020
Tradenames	1,200
Goodwill	1,758

Total assets acquired	11,825

Current liabilities assumed	(555)

Net assets acquired	$11,270

          The customer related intangibles are being amortized on a straight-line basis over a range of 1 to 6 years. The tradenames have an indefinite life. The goodwill is deductible for tax purposes.

          On a pro forma basis, had the Airflyte acquisition taken place as of the beginning of the periods presented, our results of operations for those periods would not have been materially affected.

Intangible Assets with Definite Lives

          The components of amortizable intangible assets were as follows:

	June 30, 2009		June 30, 2008
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Developed technology	$197,684	$62,021	$198,420	$29,631
Customer related intangibles	216,956	69,339	213,232	42,433
Non-compete arrangements	10,090	2,692	6,290	1,012
Tradenames	2,105	230	—	—

Total	$426,835	$134,282	$417,942	$73,076

          The aggregate amortization expense for amortizable intangible assets was $63.0 million, $73.1 million, $1.7 million and $13.0 million for the fiscal year ended June 30, 2009, for the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisition of Businesses and Intangible Assets (Continued)

          The estimated aggregate amortization expense for each of the next five fiscal years ending June 30, is as follows:

(In thousands)
2010	$61,949
2011	60,748
2012	60,479
2013	54,525
2014	27,833

Intangible Assets with Indefinite Lives

          During the fourth quarter of fiscal 2009, we completed our annual impairment test of indefinite lived intangible assets and, due to a decline in the Radar Frequency Microwave reporting unit's ("RFMW") operating results during fiscal 2009 and additional revisions to internal forecasts, we wrote-off approximately $6.0 million of tradenames with indefinite lives related to the RFMW reporting unit.

Goodwill

          The carrying amount of goodwill was as follows:

	AMS	ATS	Total
	(In thousands)
Balance at June 30, 2007 (predecessor entity)	$51,321	$130,641	$181,962
Goodwill adjustment recorded in purchase accounting from allocation of purchase price(1)	243,456	27,373	270,829

Balance at August 15, 2007 (Aeroflex Holding Corp.)	294,777	158,014	452,791
Acquisition of Test Evolution Corporation	—	1,868	1,868
Acquisition of Gaisler	8,261	—	8,261
Impact of foreign currency translation	(268)	(1,497)	(1,765)

Balance at June 30, 2008	302,770	158,385	461,155
Final adjustment to goodwill related to the Merger	494	(529)	(35)
Adjustment to goodwill for acquisitions(2)	(4,206)	10,501	6,295
Gaisler 2009 earned contingent consideration	4,000	—	4,000
Impairment of goodwill(3)	(35,200)	—	(35,200)
Impact of foreign currency translation	(1,045)	(7,037)	(8,082)

Balance at June 30, 2009	$266,813	$161,320	$428,133

(1)
The predecessor entity goodwill has been written off in purchase accounting for the Merger.

(2)
Goodwill in the AMS segment was adjusted primarily due to the finalization of purchase accounting for the Gaisler acquisition in the amount of $(6.2) million offset by goodwill recorded for the Airflyte acquisition of $1.8 million. Goodwill in the ATS segment was adjusted due to purchase accounting for the VI Tech acquisition in the amount of $10.5 million.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Acquisition of Businesses and Intangible Assets (Continued)

(3)
During the fourth quarter of fiscal 2009, it became evident that the reduction in revenue and operating income in our Radio Frequency Microwave ("RFMW") reporting unit would remain at lower levels due to economic conditions affecting RFMW's commercial customers. Upon the completion of our annual impairment test of goodwill, we recorded an impairment of approximately $35.2 million of goodwill related to the RFMW reporting unit.

5. Restructuring Charges

          In fiscal 2007, we initiated and completed restructuring activity in the Wireless division of our Test Solutions businesses in the United Kingdom. Pursuant to the plan, 23 employees were terminated, resulting in $1.4 million of severance costs, and certain contract positions were eliminated. We also abandoned a leased facility and recorded a fixed asset impairment charge, which in the aggregate amounted to $1.3 million. During the fiscal year ended June 30, 2007, we recorded approximately $2.8 million in restructuring costs including the write-off of $753,000 of net fixed assets, all in research and development costs except for $35,000 allocated to selling, general and administrative costs, and all of which was paid as of June 30, 2007.

          In fiscal 2008, we initiated additional actions to restructure our U.K. business units by further consolidating our manufacturing, research and development and selling, general and administrative activities. In addition, we initiated a restructuring in our Whippany, New Jersey, component manufacturing facility to address a slowdown in sales of its integrated products line. These actions resulted in the termination of approximately 120 employees, which resulted in restructuring costs, principally severance, for the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 of $7.0 million ($987,000 in cost of sales, $2.1 million in selling, general and administrative costs and $3.9 million in research and development costs) and $3.8 million ($1.6 million in selling, general and administrative costs and $2.2 million in research and development costs), respectively. Substantially all of the workforce reduction costs were paid prior to June 30, 2008. Facility closure costs include $2.6 million of accrued contractual commitments under operating leases for two facilities in the U.K. that we exited in May 2008, which will be paid through December 2010. Included in the restructuring costs was approximately $485,000 of fixed asset impairment charges that were recorded in selling, general and administrative costs in the fourth quarter of fiscal 2008 for the write-off of leasehold improvements in the abandoned facilities.

          For the fiscal year ended June 30, 2009, in connection with continued restructuring activities of certain manufacturing operations, we incurred $3.8 million of severance costs for an additional 103 employees terminated primarily in our U.K. business unit and $294,000 of facility closure costs ($2.9 million in cost of sales, $686,000 in selling, general and administrative costs and $496,000 in research and development costs).

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Restructuring Charges (Continued)

          The following table sets forth the charges and payments related to the restructuring liability for the periods indicated:

	Balance June 30, 2008	Year Ended June 30, 2009			Balance June 30, 2009
	Restructuring Liability	Net Additions	Cash Payments	Effect of foreign currency	Restructuring Liability
	(In thousands)
Work force reduction	$12	$3,808	$(3,092)	$28	$756
Closure of facilities	3,242	294	(1,166)	(648)	1,722

Total	$3,254	$4,102	$(4,258)	$(620)	$2,478

		Year Ended June 30, 2008
	Balance June 30, 2007	July 1, 2007 to August 14, 2007	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	August 15, 2007 to June 30, 2008		Balance June 30, 2008
	Restructuring Liability					Effect of foreign currency	Restructuring Liability
		Net Additions		Cash Payments
		Predecessor		Predecessor
	(In thousands)
Work force reduction	$—	$3,778	$3,270	$(1,186)	$(5,850)	$—	$12
Closure of facilities	—	—	3,230	—	—	12	3,242

Total	$—	$3,778	$6,500	$(1,186)	$(5,850)	$12	$3,254

6. Inventories

          Inventories consisted of the following:

	June 30, 2009	June 30, 2008
	(In thousands)
Raw materials	$67,388	$64,533
Work in process	47,185	41,056
Finished goods	21,030	29,302

	$135,603	$134,891

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Property, Plant and Equipment

          Property, plant and equipment consisted of the following:

	June 30,		Estimated Useful Life In Years
	2009	2008
	(In thousands)
Land	$16,846	$17,120
Buildings and leasehold improvements	32,461	31,541	1 to 40
Machinery and equipment	79,836	63,469	2 to 12
Furniture and fixtures	13,836	12,925	2 to 10

	142,979	125,055
Less accumulated depreciation and amortization	42,072	20,406

	$100,907	$104,649

          Depreciation expense on property, plant and equipment was $21.4 million, $20.0 million, $2.0 million and $17.0 million for the fiscal year ended June 30, 2009, for the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively.

8. Product Warranty

          We warrant our products against defects in design, materials and workmanship, generally for one year from their date of shipment. A provision for estimated future costs relating to these warranties is recorded when the related revenue is recognized and is included in cost of sales. Quarterly we analyze our warranty liability for reasonableness based on a 15-month history of warranty costs incurred, the nature of the products shipped subject to warranty and anticipated warranty trends.

          Activity related to our product warranty liability, which is reflected in accrued expenses and other current liabilities in the accompanying consolidated balance sheets, was as follows:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007
			Predecessor
	(In thousands)
Balance at beginning of period	$2,944	$3,002	$2,929
Provision for warranty obligations	3,081	2,192	469
Cost of warranty obligations	(3,207)	(2,259)	(394)
Foreign currency impact	(173)	9	(2)

Balance at end of period	$2,645	$2,944	$3,002

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Derivative Financial Instruments

          We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into interest rate swap derivatives to manage the effects of interest rate movements on portions of our debt. We also enter into foreign currency forward contracts, not designated as hedging instruments, to protect us from fluctuations in exchange rates.

          The fair values of our derivative financial instruments included in the consolidated balance sheet as of June 30, 2009 are presented as follows:

			Liability Derivatives
	Asset Derivatives
			Balance Sheet Location
	Balance Sheet Location	Fair Value(1)		Fair Value(1)
	(In thousands)
Derivatives designated as hedging instruments:
Interest rate swap contracts	Not applicable	$—	Other long-term liabilities	$15,621

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Not applicable	—	Accrued expenses and other current liabilities	195

Total Derivatives		$—		$15,816

(1)
See Note 10 for further information about how the fair values of derivative assets and liabilities are determined.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Derivative Financial Instruments (Continued)

          The amounts of the gains and losses related to our derivative financial instruments designated as hedging instruments are presented as follows:

			Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)(1)
		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	Fiscal Year Ended June 30, 2009		Fiscal Year Ended June 30, 2009
	(In thousands)
Derivatives in Cash Flow Hedging Relationships
Interest rate swap contracts	$(17,862)	Interest expense	$(7,061)

(1)
See Note 13 for additional information on changes to other accumulated comprehensive income (loss).

          The amounts of the gains and losses related to our derivative financial instruments not designated as hedging instruments are presented as follows:

	Location of Gain or (Loss) Recognized in Earnings on Derivative	Amount of Gain or (Loss) Recognized in Earnings on Derivative
		Fiscal Year Ended June 30, 2009
		(In thousands)
Derivatives Not Designated as Hedging Instruments:
Foreign currency forward contracts	Other income (expense)	$(208)

Interest Rate Swap Cash-Flow Hedges

          We enter into interest rate swap contracts to manage the effects of interest rate movements on portions of our debt. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. We do not enter into interest rate swap contracts for speculative purposes and we have entered into transactions with counterparties that are rated investment grade. Our interest rate swap contracts, all of which were entered into in fiscal 2008 for an aggregate notional amount of $475 million, have varying maturities through February 2011.

Foreign Currency Contract Derivatives

          Foreign currency contracts are used to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. The change in fair value is included in income as it occurs, within other income (expense). As of June 30, 2009, we had

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Derivative Financial Instruments (Continued)

$30.0 million of notional value foreign currency forward contracts maturing through July 31, 2009. Notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of cash settlements under the contracts.

10. Fair Value Measurements

          We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring the fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

  Level
  1:  Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

  Level
  2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level
  3:  Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

          The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$17,677	$17,677

Liabilities:
Foreign currency forward contracts	$—	$195	$—	$195
Interest rate swap contracts	—	15,621	—	15,621

Total Liabilities	$—	$15,816	$—	$15,816

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements (Continued)

          The following table presents the changes in the carrying value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended June 30, 2009:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Auction Rate Securities
(In thousands)
Balance at June 30, 2008	$—
Transfers to Level 3	19,945
Total unrealized losses in accumulated other comprehensive income (loss)	(2,268)

Balance at June 30, 2009	$17,677

          Non-Current Marketable Securities—Non-current marketable securities consist of auction rate securities that currently have no active market from which we could obtain pricing. We have classified auction rate securities as Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. Since February 2008, when auctions for these securities began to fail, we have redeemed $27.5 million of auction rate securities at par, including $1.0 million owned at June 30, 2009, which were redeemed at par in July 2009. The $1.0 million redeemed in July 2009 are classified as non-current marketable securities as of June 30, 2009, as we were not aware at the balance sheet date that these auction rate securities would be redeemed. To date, we have collected all interest payments on all of our auction rate securities when due. Furthermore, we have the intent and are able to hold these securities until the credit markets recover, or until their maturities, which range from 2029 through 2042, if necessary. However, based on a discounted cash flow analysis, which considered, among other items, the collateral underlying the securities, the credit worthiness of the issuer, the timing of future cash flows and liquidity risks, we have recorded a $2.3 million valuation allowance against the auction rate securities.

          Foreign Currency Forward Contracts—The fair value of our foreign currency forward contracts were valued using a pricing model with all significant inputs based on observable market data such as measurement date spot and forward rates.

          Interest Rate Swap Contracts—The fair value of our outstanding interest rate swap contracts were based on valuations received from the counterparties and corroborated by measurement date equivalent swap rates.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements

          On August 15, 2007, we entered into a $575 million senior secured credit facility, which consisted of $525 million of term loans and a $50 million revolving credit facility, and two exchangeable senior unsecured credit facilities totaling $345 million. Total long term debt, outstanding as of June 30, 2009 and 2008, consisted of the following:

	June 30, 2009	June 30, 2008
	(In thousands)
Revolving credit facility(a)	$—	$—
Senior secured B-1 term loan(b)	393,000	397,000
Senior secured B-2 term loan(c)	122,813	124,063

Total senior secured debt	515,813	521,063
Senior unsecured notes(d)	225,000	225,000
Senior subordinated unsecured term loan(e)	147,450	131,340
Other	1,085	1,408

Total debt	889,348	878,811
Less current maturities	5,590	5,574

Total long term debt	$883,758	$873,237

          The following is a summary of required principal repayments of our debt for the next five years and thereafter as of June 30, 2009:

Year ending June 30,	(In thousands)
2010	$5,590
2011	5,610
2012	5,635
2013	5,250
2014	5,250
Thereafter	862,013

$889,348

(a)
The revolving credit facility provides for borrowings of up to $50 million through August 15, 2013 at a rate based on the LIBOR rate (3 month period) plus 325 basis points (4.125% at June 30, 2009). The senior secured credit facility allows us to utilize up to $25 million of the revolving credit facility for letters of credit and up to $5 million for a swing loan. At June 30, 2009, there are no outstanding amounts or letters of credit issued against the facility. Any borrowings would be secured by substantially all of the Company's assets. We are obligated to pay a 0.5% fee on any undrawn revolver commitments.

(b)
The B-1 term loan in the original amount of $400 million matures on August 15, 2014 and bears interest at a rate based on the selected LIBOR rate. At June 30, 2009, $375 million is at the 3 month LIBOR rate plus 325 basis points (4.125% at June 30, 2009) and $18 million is at the 1 month LIBOR rate plus 325 basis points (3.625% at

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

  June 30, 2009). The B-1 term loan has scheduled quarterly repayments of $1 million that commenced December 31, 2007 and continue through June 30, 2014, with $373 million due on August 15, 2014. The borrowings are secured by substantially all of the Company's assets, excluding those of our foreign subsidiaries.

In October 2007, the Company entered into an interest rate swap agreement for $125 million of this loan, which expires November 15, 2010, effectively fixing the interest rate on this portion of the loan at 8.21% for that period. In April 2008, the Company entered into an interest rate swap agreement for an additional $250 million which expires February 15, 2011, effectively fixing the interest rate on this portion of the loan at 6.23%. After considering the swaps, the effective interest rate on the total amount outstanding under the B-1 term loan is 6.74% at June 30, 2009.

(c)
The B-2 term loan in the original amount of $125 million matures on August 15, 2014 and bears interest at a rate based on the selected LIBOR rate. At June 30, 2009, $100 million is at the 3 month LIBOR rate plus 375 basis points (4.625% at June 30, 2009) and $23 million is at the 1 month LIBOR rate plus 375 basis points (4.125% at June 30, 2009). The B-2 term loan has scheduled quarterly repayments of $312,500 that commenced December 31, 2007 and continue through June 30, 2014, with $116.6 million due on August 15, 2014. The borrowings are secured by substantially all of the Company's assets, excluding those of our foreign subsidiaries.

In April 2008, the Company entered into two $50 million interest rate swap agreements that expire February 16, 2010 and February 15, 2011, effectively fixing the interest rate on the respective portions of the loan at 6.46% and 6.74%, respectively. After considering the swaps, the effective interest rate on the total amount outstanding for the B-2 term loan is 6.14% at June 30, 2009.

(d)
On August 7, 2008, our 11.75% exchangeable senior unsecured loan in the amount of $225 million with an ultimate maturity on February 15, 2015 was refinanced with unsecured senior notes with the same interest rate and maturity date. We may prepay the senior notes commencing August 15, 2011 at 105.875% of the principal amount prepaid, which decreases to 102.938% on August 15, 2012 and to 100% on or after August 15, 2013. In addition, we may redeem up to 35% of the original aggregate principal balance of the senior notes, at any time prior to August 15, 2010, with the net proceeds of certain equity offerings at 111.75% of the principal amount redeemed. On January 21, 2009, the SEC declared effective our exchange offer registration statement which resulted in the exchange of the unregistered unsecured senior notes for publicly registered 11.75% unsecured senior notes due February 15, 2015 with substantially identical terms as the exchanged notes.

(e)
The senior subordinated unsecured term loan in the original amount of $120 million bears interest at 11.75% and matures on February 15, 2015. On September 21, 2007 we repaid an exchangeable senior subordinated unsecured loan with the proceeds from this term loan. Interest on the loan is payable entirely by adding such interest to the unpaid principal amount of the loan (paid in kind interest) through August 15, 2010, which through June 30, 2009 amounted to $27.5 million. Subsequent to August 15, 2010 interest on the term loan is payable in cash. We may prepay the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

  term loan commencing August 15, 2011 at 105.875% of the principal amount prepaid, which decreases to 102.9375% on August 15, 2012 and to 100% on or after August 15, 2013. In addition, we may prepay up to 35% of the aggregate principal balance of the senior subordinated unsecured term loan, at any time prior to August 15, 2010, with the net proceeds of certain equity offerings at 111.75% of the principal amount redeemed.

          The senior secured credit facility agreement provides that if the Company sells assets (with certain exceptions) or issues new debt or equity securities to unrelated parties, the proceeds must be used to prepay term or revolving credit loans. In addition, commencing October 1, 2008, to the extent we have consolidated excess cash flows, as defined in the senior secured credit agreement, we must use specified portions of the excess cash flows to prepay senior secured debt.

          Financial covenants in the senior secured credit facility consist of a maximum leverage ratio of total debt (less up to $15 million of cash) to adjusted EBITDA, as defined in the agreement, and maximum consolidated capital expenditures. Additional covenants include restrictions on indebtedness, liens, investments, dividends, disposition of assets, acquisitions and transactions with shareholders and affiliates.

          The senior unsecured notes and loan agreements have similar terms to the senior secured credit facility regarding mandatory prepayment events and restrictive covenants and contain no financial covenants.

          As of June 30, 2009, we were in compliance with all of the covenants contained in the above described loan agreements.

          In connection with the credit facilities discussed above, we capitalized deferred financing costs of $340,000, $33.2 million and $477,000 for the year ended June 30, 2009 and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, respectively, primarily consisting of facility, legal and advisory fees. We are amortizing these costs over the terms of the related facilities. For the year ended June 30, 2009 and the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007, we amortized $4.8 million, $3.5 million and $217,000, respectively, to interest expense.

          Interest paid was $52.7 million for the year ended June 30, 2009, $53.9 million for the period August 15, 2007 to June 30, 2008, $57,000 for the period July 1, 2007 to August 14, 2007 and $674,000 for the year ended June 30, 2007.

          Accrued interest of $14.0 million and $4.5 million was included in accrued expenses and other current liabilities at June 30, 2009 and 2008, respectively.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long Term Debt and Credit Agreements (Continued)

          The fair value of our debt instruments are summarized as follows:

	June 30, 2009
	Carrying Amount	Estimated Fair Value
	(In thousands)
Senior secured B-1 term loan	$393,000	$314,400
Senior secured B-2 term loan	122,813	84,741
Senior unsecured notes	225,000	173,250
Senior subordinated unsecured term loan	147,450	88,470
Other	1,085	1,085

Total debt	$889,348	$661,946

          The carrying value of debt of $878.8 million as of June 30, 2008 had a fair value of $804.2 million.

          The estimated fair values of each of our debt instruments are based on quoted market prices for the same or similar issues. Fair value estimates related to our debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

12. Stockholder's Equity

Stock Repurchase Program

          During fiscal 2005, our then Board of Directors authorized a stock repurchase program. During fiscal 2007, a total of 1,753,838 shares were repurchased for $17.2 million and retired.

Share-Based Compensation

Stock Options

          All of the Predecessor stock option plans were terminated on August 15, 2007. The Merger agreement provided that all stock options were cancelled and converted into the right to receive a cash payment equal to the number of shares of Aeroflex common stock underlying the options multiplied by that amount, if any, by which $14.50 exceeded the exercise price, without interest and less any withholding taxes. On August 15, 2007 we paid $43.9 million to option holders to cancel all options outstanding in connection with the Merger.

          Under Aeroflex's stock option plans that were in effect until August 15, 2007, the exercise period for all stock options did not exceed ten years from the date of grant. Stock option grants to individuals generally became exercisable in substantially equal tranches over a service period of up to five years and the exercise price was equal to the market value of Aeroflex's common stock at the grant date for all plans. We have elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight line basis over the requisite service period for the entire award.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Stockholder's Equity (Continued)

          Aeroflex's stock option plans allowed employees to use shares received from the exercise of options only to satisfy the minimum tax withholding requirements. During the fiscal year 2007 no payroll taxes on stock option exercises were withheld from employees in shares of Aeroflex's common stock. In fiscal 2007, one employee tendered 55,951 previously owned common shares upon the exercise of options to pay for the exercise price.

          The weighted average grant date fair value of stock options granted for the year ended June 30, 2007 was $7.96. The total intrinsic value of stock options exercised for the year ended June 30, 2007 was $9.0 million.

          The fair value of each share option award is estimated on the date of grant using the Black-Scholes option-pricing model based on the weighted average assumptions noted in the following table. Expected volatilities are based on historical volatility of our shares using daily price observations over a period consistent with the expected life. Forfeitures were estimated based on historical experience.

          We used the Securities and Exchange Commission's safe harbor guidance in SAB 107 (the average of the vesting period and the option term) to estimate the expected life of options granted during fiscal 2007. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods similar to the expected life of the option.

	Year Ended June 30, 2007
Weighted average expected stock price volatility	66%
Weighted average expected option life	5.5	years
Average risk free interest rate	4.6%
Average dividend yield	—
Discount for post-vesting restrictions	N/A

Member Interests

          On August 15, 2007 certain members of our management were granted Class B member interests in a limited liability company (parent LLC) that owns all of the common stock of Aeroflex Holding. The parent LLC is a holding company with no operations or employees of its own. The parent LLC has two classes of membership interests, Class A and Class B. Our non-management equity investors, or their affiliates, and Company employees that made equity investments to partially fund the Merger are Class A members. In addition, the former shareholders of VI Tech (see Note 4) are also Class A members. Class B members consist of certain Company employees. Pursuant to the terms of the limited liability company operating agreement governing the parent LLC, the holders of Class B member interests are entitled to receive a percentage of all distributions, if any, made by the parent LLC after (x) the holders of the Class A member interests in the parent LLC have received a return of their invested capital, plus a 12% per annum internal rate of return (compounded annually) on their invested capital and (y) certain members of our management that received Class A interests for their capital contributions have received a special distribution in the aggregate amount of $3.2 million, together with a 12% per annum internal rate of return (compounded annually). The Class B member interests are non-transferable and vest ratably over five years, with any unvested interests reverting to the holders of Class A interests in the event

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Stockholder's Equity (Continued)

they are forfeited or repurchased. The Class B members interests are equity classified awards and, therefore, the fair value of the Class B members' interests at the grant date is being recorded as compensation expense over the respective five year vesting periods, which amounted to $2.0 million for the year ended June 30, 2009 and $1.7 million for the period August 15, 2007 to June 30, 2008. In addition, since the Class A employee members that made equity investments to partially fund the Merger paid less than fair value for their Class A member interests, as only they are entitled to the $3.2 million special distribution and there is no vesting associated with the special distribution, the present value of the discount from fair value of $1.4 million was recorded by the Company as compensation expense on August 15, 2007. The accretion of $252,000 and $193,000 for the year ended June 30, 2009 and the period August 15, 2007 to June 30, 2008, respectively, was recorded as interest expense.

          Compensation expense attributable to share-based compensation was $2.0 million ($1.2 million after tax) for the year ended June 30, 2009, $3.1 million ($2.0 million after tax) for the period August 15, 2007 to June 30, 2008, $214,000 ($135,000 after tax) for the period July 1, 2007 to August 14, 2007 and $4.1 million ($2.6 million after tax) for the fiscal year ended June 30, 2007.

          A summary of the changes to outstanding stock options from July 1, 2007 to August 15, 2007 is presented below:

	Shares	Weighted Average Exercise Price
	(In thousands)
Outstanding at June 30, 2007	13,003	$12.37
Granted	—	—
Forfeited	(27)	19.30
Expired	—	—
Exercised	(51)	11.39
Cancelled	(3,825)	18.74
Paid out on Merger	(9,100)	9.68

Outstanding at August 15, 2007	—

          As no stock options were granted since August 15, 2007, there are also no stock options outstanding at June 30, 2009.

          Cash received from stock option exercises was $583,000 for the period July 1, 2007 to August 14, 2007 and $14.2 million for the fiscal year ended June 30, 2007. The tax benefit received from stock option exercises was $16.1 million for the period August 15, 2007 to June 30, 2008, $41,000 for the period July 1, 2007 to August 14, 2007 and $3.3 million for the fiscal year ended June 30, 2007.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Comprehensive Income

          The components of comprehensive income (loss) were as follows:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
		(In thousands)
Net income (loss)	$(76,688)	$(105,425)	$(16,916)	$4,926
Unrealized gain (loss) on interest rate swap contracts, net of tax provision (benefit) of $(6,849), $829, $0 and $3	(11,013)	1,411	—	5
Valuation allowance against non-current marketable securities	(2,268)	—	—	—
Minimum pension liability adjustment net of tax of $(363), $(4), $0 and $(160)	(493)	(6)	—	(267)
Foreign currency translation adjustment	(41,333)	(998)	(497)	15,168

Total comprehensive income (loss)	$(131,795)	$(105,018)	$(17,413)	$19,832

          Accumulated other comprehensive income (loss) was as follows:

	Unrealized Gain (Loss) on Interest Rate Swap Contracts (net of tax)	Valuation Allowance Against Non-Current Marketable Securities	Minimum Pension Liability Adjustment (net of tax)	Foreign Currency Translation Adjustment	Total (net of tax)
	(In thousands)
Balance, June 30, 2006	$(12)	$—	$(4,180)	$17,660	$13,468
Annual change	5	—	(267)	15,168	14,906
Adjustment related to initial adoption of ASC Section 715	—	—	(728)	—	(728)

Balance, June 30, 2007	(7)	—	(5,175)	32,828	27,646
Predecessor period	—	—	—	(497)	(497)
Adjustments for the effect of the Merger	7	—	5,175	(32,331)	(27,149)

	—	—	—	—	—
Change from August 15, 2007 to June 30, 2008	1,411	—	(6)	(998)	407

Balance, June 30, 2008	1,411	—	(6)	(998)	407
Annual change	(11,013)	(2,268)	(493)	(41,333)	(55,107)

Balance, June 30, 2009	$(9,602)	$(2,268)	$(499)	$(42,331)	$(54,700)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Comprehensive Income (Continued)

          The foreign currency translation adjustments were not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. The valuation allowance for non-current marketable securities was not adjusted for income taxes as it would create a capital loss carryforward upon realization for which we would record a valuation allowance against the related deferred tax asset.

14. Income Taxes

          The amount of income (loss) from continuing operations before income taxes attributable to domestic and foreign operations were as follows:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
	(In thousands)
Domestic	$(110,168)	$(134,861)	$(10,199)	$41,710
Foreign	18,148	(4,670)	(11,040)	(7,981)

	$(92,020)	$(139,531)	$(21,239)	$33,729

          The provision (benefit) for income taxes from continuing operations consisted of the following:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
	(In thousands)
Current:
Federal	$49	$2,024	$(12,245)	$28,800
State and local	217	—	—	2,973
Foreign	3,998	(121)	130	346

	4,264	1,903	(12,115)	32,119

Deferred:
Federal	(18,986)	(40,355)	9,503	(4,356)
State and local	2,882	(1,783)	(1,256)	(48)
Foreign	(3,492)	1,308	(2,963)	(2,780)

	(19,596)	(40,830)	5,284	(7,184)

	$(15,332)	$(38,927)	$(6,831)	$24,935

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

          The provision for income taxes varied from the amount computed by applying the U.S. Federal income tax rate to income from continuing operations before income taxes as a result of the following:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
	(In thousands)
Tax at federal statutory rate	$(32,207)	$(48,836)	$(7,434)	$11,805
Non-deductible acquired in-process research and development charge	665	8,744	—	—
Undistributed earnings of foreign subsidiaries	8,138	—	—	—
Foreign tax rate differential	(1,547)	(334)	664	(504)
Foreign tax credits	(6,766)	—	—	—
Increase in valuation allowance	6,190	5,420	237	2,772
State and local income taxes, net of federal benefit	2,735	(1,783)	(1,256)	1,951
Impairment of goodwill	11,088	—	—	—
Domestic manufacturing credit	—	(210)	—	(550)
Non-deductible merger expenses	403	5,861	1,111	10,704
Research and development credit and deduction	(3,182)	(2,148)	(53)	(721)
Settlement of and change in tax contingencies	734	(3,416)	—	1,000
Other, net	(1,583)	(2,225)	(100)	(1,522)

	$(15,332)	$(38,927)	$(6,831)	$24,935

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

          The tax effects of temporary differences which gave rise to significant portions of deferred tax assets and liabilities consisted of:

	June 30,
	2009	2008
	(In thousands)
Accounts receivable	$203	$250
Inventories	20,926	17,191
Accrued expenses and other current liabilities	14,625	20,652
Other long-term liabilities	12,660	3,440
Capital loss carryforwards	—	11,145
Tax loss carryforwards	15,656	10,396
Tax credit carryforwards	7,590	—

Gross deferred tax assets	71,660	63,074
Less: valuation allowance	(17,300)	(23,131)

Net deferred tax assets	54,360	39,943

Property, plant and equipment	(8,235)	(8,249)
Non-distributed earnings of foreign subsidiaries	(8,138)	—
Intangible assets	(145,871)	(164,112)

Gross deferred tax liabilities	(162,244)	(172,361)

Net deferred tax assets (liabilities)	$(107,884)	$(132,418)

          Deferred tax assets have resulted primarily from our future deductible temporary differences and net operating loss, tax credit and capital loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of its deductible temporary differences and loss and credit carryforwards. If such estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statements of operations. Management evaluates the realizability of the deferred tax assets and the need for additional valuation allowances quarterly. At this time, based on current facts and circumstances, management believes that it is more likely than not that we will realize benefit for our gross deferred tax assets, except those deferred tax assets against which a valuation allowance has been recorded.

          Deferred U.S. income taxes have not been provided on undistributed foreign earnings through June 30, 2008 since we expect that substantially all of these earnings will be permanently reinvested in foreign operations. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

          Deferred U.S. income taxes have been provided on undistributed foreign earnings for the year ended June 30, 2009 since we expect that substantially all of these earnings will be distributed to

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

the US. During the year ended June 30, 2009, we repatriated $6.8 million of foreign earnings to fund interest payments required by our credit agreements. Such repatriations will continue for the foreseeable future. As such, effective in fiscal 2009, we provide U.S. income taxes on foreign income in the year earned.

          In the year ended June 30, 2009 we utilized capital loss carryforwards of $7.3 million and had capital loss carryforwards of $14.0 million that expired unused.

          As of June 30, 2009, we had domestic net operating loss carryforwards of $17.5 million which expire in fiscal 2029 and foreign net operating loss carryforwards of $4.3 million in the U.K., $15.6 million in France and $7.3 million in China which have no expiration. We had state net operating loss carryforwards that create an available net tax benefit of $2.1 million. We have provided a valuation allowance against all net operating loss carryforwards in France and China, $3.0 million net operating loss carryforwards in the U.K., $287,000 of state net tax benefits, $6.8 million of foreign tax credit carryforwards and certain other deferred tax assets that are not deemed realizable.

          As of June 30, 2009, we had U.S. research and development tax credit carryforwards of $765,000 which have been claimed and expire in fiscal 2029 and U.S. foreign tax credits of $1.1 million which have been claimed and expire in fiscal 2019. The Company also had foreign tax credits of $5.6 million that relate to foreign source income upon which U.S. taxes have been provided, but are not yet subject to current U.S. income taxes. We have provided a valuation allowance against all claimed and unclaimed foreign tax credits.

          We made income tax payments of $3.6 million, $7.8 million, $191,000 and $28.8 million and received refunds of $2.3 million, $27.1 million, $0 and $284,000 during the year ended June 30, 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the year ended June 30, 2007, respectively. As a result of the Merger and the payments to option holders, we had a taxable loss for the period July 1, 2007 to August 14, 2007 of $78.9 million. This net operating loss was carried back to fiscal years 2007 and 2006, resulting in a $27.1 million Federal tax refund, which we received in May 2008.

          On July 1, 2007, we adopted FASB ASC Section 740-10. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in an income tax return. This guidance provides that unrecognized tax benefits should be based on the facts, circumstances and information available at each balance sheet date and that subsequent changes in judgment should be based on new facts and circumstances and any resulting change in the amount of unrecognized tax benefit should be accounted for in the interim period in which the change occurs. The adoption of FASB ASC Section 740-10 had no impact on our consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Income Taxes (Continued)

          The aggregate amount of unrecognized tax benefits included in liabilities was as follows:

	Fiscal Year Ended June 30,
	2009	2008
	(In thousands)
Balance at beginning of year	$1,005	$4,421
Gross increase related to tax positions taken prior to fiscal year	817	495
Gross decrease related to tax positions taken prior to fiscal year	(83)	(58)
Reduction as a result of a lapse of the applicable statute of limitations	—	(3,853)

Balance at end of year	$1,739	$1,005

          Interest and penalties related to income tax liabilities were included in income tax expense, consistent with our historical policy and amounted to $401,000, $124,000 and $0 for the year ended June 30, 2009 and the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to July 14, 2007, respectively. At June 30, 2009 and 2008 accrued interest on uncertain tax positions was $474,000 and $188,000, respectively, net of the Federal benefit.

          In September 2007, we settled a New York State income tax audit for the fiscal years 2002 through 2004. The decrease in the liability of $58,000 in fiscal 2008 was for the reversal of a liability previously recognized.

          In April 2009, we settled a New York State income tax audit for the fiscal years 2005 and 2006 with no payment of taxes. The decrease in liability of $83,000 in fiscal 2009 was for a reversal of a liability previously recognized.

          Currently, we are being audited by the Internal Revenue Service for fiscal years 2006 and 2007 and the periods July 1, 2007 to August 14, 2007 and August 15, 2007 to June 30, 2008; and the state of Kansas for the fiscal years 2004 through 2007. Management does not believe that the resolution of the ongoing income tax examinations described above will have a material adverse impact on our financial position. Changes in the liabilities for uncertain tax positions will be recognized in the interim period in which the positions are effectively settled or there is a change in factual circumstances. The statute of limitations for our fiscal year 2005 Federal and the majority of our State tax returns has expired.

          We recorded increases of $0, $0, $12.5 million and $2.9 million to additional paid-in capital during the year ended June 30, 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the year ended June 30, 2007, respectively, in connection with the excess of the realized tax benefit related to compensation deductions on the exercise of stock options and issuance of restricted shares over the deferred tax asset attributable to stock compensation costs for such awards.

15. Employment Contracts

          We have employment agreements with our officers and certain other key employees for varying periods through 2014 with annual remuneration ranging from $80,000 to $555,000, plus

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Employment Contracts (Continued)

cost of living adjustments and, in some cases, additional compensation based upon earnings of the Company. Future aggregate minimum payments under these contracts are $9.7 million. Certain of the contracts provide for a three-year consulting period at the expiration of the employment term at two-thirds of salary. In addition, certain of these officers have the option to terminate their employment agreements upon a change in control of the Company, as defined, and receive lump sum payments equal to the salary and bonus, if any, for the remainder of the term.

16. Employee Benefit Plans

401(k) and Profit Sharing Plans

          All employees of the Company and certain subsidiaries who are not members of a collective bargaining agreement are eligible to participate in a Company sponsored 401(k) plan. Each participant has the option to contribute a portion of his or her compensation and through June 30, 2009 (when the discretionary match was suspended), to receive a discretionary employer matching contribution. Furthermore, employees of one subsidiary are eligible to participate in a qualified profit sharing plan and receive an allocation of a discretionary share of the subsidiary's profits. For the fiscal year ended June 30, 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and fiscal year ended June 30, 2007, respectively, aggregate expenses related to these 401(k) and profit sharing plans were $5.3 million, $4.7 million, $413,000 and $4.7 million, respectively.

Defined Benefit Pension Plan

          The Merger constituted a change in control of Aeroflex that accelerated the vesting of benefits under our SERP in the event of termination of employment of its three remaining active participants on or prior to August 15, 2008. Additionally, soon after the Merger, the SERP was amended to provide that no additional benefits are earned after August 31, 2007. Accordingly, if a participant's employment was terminated prior to August 15, 2008, the participant would have received a lump sum payment of the present value of the benefits at retirement age based on average pay through August 31, 2007. The additional benefits payable under the SERP resulting from the change of control of $16.6 million was recorded as compensation expense (included in Going Private Transaction expenses) in August 2007 and included in the statement of operations for the period August 15, 2007 to June 30, 2008.

          The Company entered into amended employment agreements with certain participants in the SERP which, among other terms, provided that if such participants remain employed beyond August 15, 2008, which they have, specified payments, approximating the benefits earned under the SERP, plus 6% interest per annum from August 15, 2007, would be payable to those participants in full satisfaction of the benefits payable under the SERP, payable the earlier of December 31, 2008 to January 5, 2009, or upon specified events, including an additional change of control of the Company or termination. The aggregate liability to these participants under the SERP, including the related interest, was $19.9 million (of which $19.1 million was included in Accrued Expenses and Other Current Liabilities at June 30, 2008) and was paid in December 2008 and January 2009. In the fiscal year ended June 30, 2008, we paid $10.3 million of benefits to participants in the SERP.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Employee Benefit Plans (Continued)

          As of June 30, 2009, the SERP is unfunded, however, there are funds (primarily the cash surrender value of life insurance policies that specify the SERP as the beneficiary) being held in a rabbi trust for the one remaining individual in the SERP, an officer who retired in 2005. Those assets (which are included in other assets) totaled $8.6 million and $8.0 million at June 30, 2009 and 2008, respectively, and are not considered in the fair value of plan assets. An actuarially determined liability of $6.7 million for the one remaining SERP participant is recorded as of June 30, 2009, of which $628,000 and $6.1 million is included in Accrued Expenses and Defined Benefit Plan Obligations, respectively. Payments to the retired officer of $628,000, $523,000, $105,000 and $674,000 were made in the fiscal year 2009, the period August 15, 2007 to June 30, 2008, the period July 1, 2007 to August 14, 2007 and the fiscal year 2007, respectively. We are required to make payments of $628,000 in each fiscal year pursuant to the SERP to this retired officer through December 31, 2015 or upon death, whichever is later.

          In the fiscal year ended June 30, 2009 and the period from August 15, 2007 to June 30, 2008, we recorded $544,000 and $858,000, respectively, of interest expense incurred on the SERP liabilities and $444,000 and $343,000 of pension expense, included in general and administrative expenses in the accompanying statement of operations, for an increase in the SERP liability.

          Effective June 30, 2007, the Company adopted FASB ASC Section 715, which requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation (the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement plans). Employers must recognize the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. FASB ASC Section 715 also requires plan assets and obligations to be measured as of the employer's balance sheet date.

          Prior to the adoption of FASB ASC Section 715, changes in the funded status of our plans were not immediately recognized, rather they were deferred and recognized ratably over future periods. Upon adoption of FASB ASC Section 715, we recognized the amounts of prior changes in the funded status of our SERP through accumulated other comprehensive income.

Components of Net Periodic Benefit Cost

Year Ended June 30,
2007
Predecessor
(In thousands)
Service cost	$151
Interest cost	1,051
Expected return on plan assets	—
Amortization of net transition (asset) obligation	38
Recognized actuarial loss	537

Net periodic benefit cost	$1,777

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Employee Benefit Plans (Continued)

Additional Information

Year Ended June 30,
2007
(In thousands)
Increase (decrease) in minimum liability included in other comprehensive income	$394

Assumptions

          Weighted-average assumptions used to determine benefit obligations

	SERP Years Ended June 30,
	2009	2008	2007
Discount rate	5.00%	5.00%	6.25%
Rate of compensation increase	*	*	3.00%

          Weighted-average assumptions used to determine net periodic benefit cost

	SERP Years Ended June 30,
	2009	2008	2007
Discount rate	5.00%	5.00%	6.25%
Expected long-term return on plan assets	N/A	N/A	N/A
Rate of compensation increase	*	*	3.00%

*
Not applicable as the one participant in the SERP whose liability is actuarially determined at June 30, 2009 and 2008 is an inactive retired employee.

Plan Assets

          As of June 30, 2009 and 2008 the SERP was unfunded.

17. Legal Matters

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at June 30, 2009 is $1.3 million, of which $322,000 is expected to be paid within one year.

          During the quarter ended March 31, 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. Accordingly, we

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Legal Matters (Continued)

filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to our compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008, which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to our Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          The Company is involved in various other ITAR related matters, including some recently identified with the prior practices of a recently acquired business, which have been disclosed to the U.S. Department of State. Although we are in the process of addressing these matters, we cannot provide assurance that we will be able to adequately correct all possible ITAR violations. At this time it is not possible to determine whether any fines or other penalties will be asserted against us related to these other ITAR matters, or the materiality of any outcome.

          An amended class action complaint was filed against us and the Predecessor's board of directors on June 20, 2007 in the Supreme Court of the State of New York, Nassau County. The complaint alleges that the board breached its fiduciary duties to our stockholders (i) by issuing a preliminary proxy statement on June 5, 2007 that was issued in connection with seeking stockholder approval of the Merger and (ii) in approving certain amendments, that were allegedly beyond the scope of our corporate powers, to our SERP and the employment agreements of defendants Harvey R. Blau, Chairman and Chief Executive Officer of the Predecessor, and Leonard Borow, then President and Chief Operating Officer of the Predecessor and currently our President and Chief Executive Officer. We have reached a settlement with the plaintiffs and have accrued an insignificant liability for the settlement.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. Legal Matters (Continued)

          On October 14, 2009, BAE Systems Information and Electronic Systems, or BAE, commenced an action against both us and one of our subsidiaries in the United States District Court for the District of Delaware. BAE is alleging that under a subcontract it entered into with us in 2002, BAE provided to us certain proprietary information and know how relating to a high performance direct infrared countermeasure system for use in military aircraft and certain other platforms, known as the "DIRCM System", which enabled us to fabricate for BAE an assembly component of the third generation of the DIRCM System. BAE is alleging that, in violation of the provisions of the subcontract and a Proprietary Information Agreement, we fabricated or facilitated the fabrication of one or more items that were identical or substantially identical to items that we exclusively fabricated for BAE under the subcontract. BAE further claims that our actions enabled a competitor of BAE to build and market, in competition with BAE, an infrared countermeasure system that included an unlawful copy of the component. Based on these allegations, BAE has asserted claims against us for patent infringement, trade secret misappropriation, breach of contract, conversion and unjust enrichment and has requested, by way of relief, unspecified damages, injunctive relief and an accounting. We have evaluated BAE's claims and believe that there is no basis for the allegations or claims made by BAE. Nevertheless, there can be no assurance that we will prevail in the matter. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

18. Other Commitments and Contingencies

Operating Leases

          Several of our operating facilities and certain machinery and equipment are leased under agreements expiring through 2020. The leases for machinery and equipment generally contain purchase options at the then fair value of the related leased assets at the end of their lease term.

          Future minimum payments under operating leases as of June 30, 2009 were as follows for the fiscal years:

(In thousands)
2010	$6,864
2011	5,390
2012	3,724
2013	2,205
2014	1,196
Thereafter	1,114

Future minimum lease payments	$20,493

          Rental expense was $7.4 million, $7.0 million, $1.1 million, and $9.5 million for the fiscal year ended June 30, 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively. Sub-lease rental income was $84,000,

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Other Commitments and Contingencies (Continued)

$486,000, $145,000, and $1.2 million for the fiscal year ended June 30, 2009, the periods August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007, respectively.

19. Business Segments

          Our business segments and major products included in each segment, are as follows:

          Microelectronic Solutions ("AMS")

  •
  HiRel microelectronics/semiconductors

  •
  RF and microwave components

  •
  Mixed-signal/digital ASICs

  •
  Motion control products

          Test Solutions ("ATS")

  •
  Wireless test equipment

  •
  Military radio and Private Mobile Radio, or PMR, test equipment

  •
  Avionics test equipment

  •
  Synthetic test equipment

  •
  General purpose test equipment and other

          We are a manufacturer of advanced technology systems and components for commercial industry, government and defense contractors. Approximately 37% of our sales for the fiscal year ended June 30, 2009, 29% for the period August 15, 2007 to June 30, 2008, 21% for the period July 1, 2007 to August 14, 2007 and 30% for the fiscal year ended June 30, 2007 were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. No customer constituted more than 10% of sales during any of the periods presented. Inter-segment sales were not material and have been eliminated from the tables below.

          The majority of our operations are located in the United States; however, we also have operations in Europe and Asia, with our most significant operations in the U.K. Net sales from facilities located in the U.K. were approximately $129.1 million for the fiscal year ended June 30, 2009, $167.7 million for the period August 15, 2007 to June 30, 2008, $11.7 million for the period July 1, 2007 to August 14, 2007 and $166.7 million for the fiscal year ended June 30, 2007. Total assets of the United Kingdom operations were $188.2 million as of June 30, 2009 and $237.5 million as of June 30, 2008.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Business Segments (Continued)

          Net sales, based on the customers' locations, attributed to the United States and other regions were as follows:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
		(In thousands)
United States of America	$350,844	$329,226	$21,183	$346,235
Europe and Middle East	140,458	141,422	10,357	155,905
Asia and Australia	98,621	123,887	6,242	84,779
Other regions	9,413	10,456	439	6,227

	$599,336	$604,991	$38,221	$593,146

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Business Segments (Continued)

          Selected financial data by segment were as follows:

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor	Predecessor
		(In thousands)
Net sales:
Microelectronic solutions ("AMS")	$287,517	$283,695	$19,017	$266,515
Test solutions ("ATS")	311,819	321,296	19,204	326,631

Net sales	$599,336	$604,991	$38,221	$593,146

Segment adjusted operating income:
— AMS	$63,368	$74,802	$24	$63,908
— ATS	50,141	54,216	(7,582)	38,582
General corporate expense	(11,377)	(8,176)	(2,347)	(17,727)

Adjusted operating income (loss)	102,132	120,842	(9,905)	84,763
Amortization of acquired intangibles
— AMS	(36,635)	(44,085)	(279)	(1,911)
— ATS	(26,327)	(28,991)	(1,413)	(11,095)
Share-based compensation
— AMS	—	—	(83)	(965)
— ATS	—	—	95	(958)
— Corporate	(1,955)	(3,123)	(226)	(2,161)
Restructuring charges
— AMS	—	(414)	—	—
— ATS	(4,102)	(6,581)	(3,778)	(2,840)
Lease termination costs
— ATS	—	—	(576)	—
Merger related expenses — Corporate	(4,283)	(4,092)	(1,319)	—
Impairment of goodwill and other intangibles
— AMS	(41,225)	—	—	—
Acquired in-process R&D costs				—
— AMS	(1,665)	(16,335)	—	—
— ATS	—	(8,640)	—	—
Current period impact of acquisition related adjustments:
Inventory — AMS	—	(23,817)	(57)	—
Inventory — ATS	(668)	(15,151)	—	—
Depreciation — AMS	(1,143)	(1,025)	—	—
Depreciation — ATS	(2,702)	(2,882)	—	—
Depreciation — Corporate	(220)	(193)	—	—
Deferred revenue — ATS	(416)	(2,510)	—	—
Going Private Transaction expenses	—	(32,493)	(3,717)	(30,584)

Operating income (loss) (GAAP)	(19,209)	(69,490)	(21,258)	34,249
Interest expense	(83,823)	(74,658)	(275)	(672)
Other income (expense), net	11,012	4,617	294	152

Income (loss) from continuing operations before income taxes	$(92,020)	$(139,531)	$(21,239)	$33,729

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Business Segments (Continued)

	June 30, 2009	June 30, 2008
	(In thousands)
Total assets:
— AMS	$689,487	$754,451
— ATS	566,120	605,120
— Corporate	105,990	119,428

Total assets:	$1,361,597	$1,478,999

	Fiscal Year Ended June 30, 2009	August 15, 2007 to June 30, 2008	July 1, 2007 to August 14, 2007	Fiscal Year Ended June 30, 2007
			Predecessor Entity	Predecessor Entity
		(In thousands)
Capital expenditures:
— AMS	$6,792	$7,087	$338	$9,942
— ATS	11,914	5,950	501	7,155
— Corporate	11	142	249	1,330

Total capital expenditures	$18,717	$13,179	$1,088	$18,427

Depreciation and amortization expense:
— AMS	$45,471	$51,419	$1,137	$8,675
— ATS	38,257	41,060	2,509	21,258
— Corporate	698	553	16	209

Total depreciation and amortization expense	$84,426	$93,032	$3,662	$30,142

          Management evaluates the operating results of the two segments based upon pre-tax operating income, before costs related to restructuring, lease termination charges, amortization of acquired intangibles, share-based compensation, acquired in-process research and development costs, impairment of goodwill and other intangibles, Going Private Transaction expenses, merger related expenses and the impact of any acquisition related adjustments.

20. Guarantor/Non-Guarantor Financial Information

          The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at June 30, 2009 and June 30, 2008 and the statements of operations and cash flows for the fiscal year ended June 30, 2009, the periods from August 15, 2007 to June 30, 2008 and July 1, 2007 to August 14, 2007 and the fiscal year ended June 30, 2007 for Aeroflex Holding ("Parent"), Aeroflex Inc, the borrower, the Guarantor Subsidiaries and, on a combined basis, the Non-Guarantor Subsidiaries. The supplemental condensed consolidating financial information reflects for all fiscal periods presented, the investments of Parent in Aeroflex, the investments of Aeroflex in the Guarantor Subsidiaries as well as the investments of Aeroflex and the Guarantor Subsidiaries in the Non-Guarantor Subsidiaries, in all cases using the equity method. Parent's purchase price allocation adjustments, including applicable intangible assets, arising from

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

business acquisitions have been pushed down to the applicable subsidiary columns (see Notes 3 and 4).

          Aeroflex Holding is not a guarantor of Aeroflex's registered debt securities. Each of the subsidiary guarantors is 100% owned by Aeroflex and guarantees the debt on an unconditional and joint and several basis. Aeroflex, as the registrant and issuer of the registered debt, files annual and quarterly financial statements with the Securities and Exchange Commission and includes, in a note to its financial statements, condensed consolidating financial information as described above, excluding the information related to Aeroflex Holding.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2009
(In thousands)

	Parent	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$431,581	$175,317	$(7,562)	$599,336
Cost of sales	—	—	227,200	94,195	(7,164)	314,231

Gross profit	—	—	204,381	81,122	(398)	285,105
Selling, general and administrative costs	—	17,835	73,384	37,137	—	128,356
Research and development costs	—	—	46,272	23,834	—	70,106
Amortization of acquired intangibles	—	—	53,862	9,100	—	62,962
Acquired in-process R&D costs	—	—	—	1,665	—	1,665
Impairment of goodwill and other intangibles	—	—	41,225	—	—	41,225

Operating income (loss)	—	(17,835)	(10,362)	9,386	(398)	(19,209)

Other income (expense):
Interest expense	—	(83,724)	(88)	(11)	—	(83,823)
Other income (expense), net	—	(319)	907	10,424	—	11,012
Intercompany charges	—	80,026	(77,524)	(2,502)	—	—

Income (loss) before income taxes	—	(21,852)	(87,067)	17,297	(398)	(92,020)
Provision (benefit) for income taxes	—	(1,570)	(13,307)	(455)	—	(15,332)
Equity income (loss) of subsidiaries	(76,688)	(56,406)	18,605	—	114,489	—

Net income (loss)	$(76,688)	$(76,688)	$(55,155)	$17,752	$114,091	$(76,688)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Period from August 15, 2007 to June 30, 2008
(In thousands)

	Parent	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$—	$429,372	$180,832	$(5,213)	$604,991
Cost of sales	—	—	253,291	104,857	(5,195)	352,953

Gross profit	—	—	176,081	75,975	(18)	252,038
Selling, general and administrative costs	—	15,584	66,265	39,237	—	121,086
Research and development costs	—	—	40,097	29,801	—	69,898
Amortization of acquired intangibles	—	—	63,477	9,599	—	73,076
Acquired in-process R&D costs	—	—	21,820	3,155	—	24,975
Going Private Transaction expenses	—	32,493	—	—	—	32,493

Operating income (loss)	—	(48,077)	(15,578)	(5,817)	(18)	(69,490)
Other income (expense):
Interest expense	—	(74,563)	(95)	—	—	(74,658)
Other income (expense), net	—	1,943	147	2,527	—	4,617
Intercompany charges	—	81,994	(80,482)	(1,512)	—	—

Income (loss) from continuing operations before income taxes	—	(38,703)	(96,008)	(4,802)	(18)	(139,531)
Provision (benefit) for income taxes	—	(11,525)	(28,589)	1,187	—	(38,927)

Income (loss) from continuing
operations	—	(27,178)	(67,419)	(5,989)	(18)	(100,604)
Loss from discontinued operations, net of tax	—	—	(4,821)	—	—	(4,821)
Equity income (loss) of subsidiaries	(105,425)	(78,247)	(5,712)	—	189,384	—

Net income (loss)	$(105,425)	$(105,425)	$(77,952)	$(5,989)	$189,366	$(105,425)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Period from July 1, 2007 to August 14, 2007
(In thousands)

	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$25,858	$12,809	$(446)	$38,221
Cost of sales	—	15,066	8,074	(279)	22,861

Gross profit	—	10,792	4,735	(167)	15,360
Selling, general and administrative costs	3,892	7,571	7,568	—	19,031
Research and development costs	—	5,526	6,652	—	12,178
Amortization of acquired intangibles	—	601	1,091	—	1,692
Going Private Transaction expenses	3,717	—	—	—	3,717

Operating income (loss)	(7,609)	(2,906)	(10,576)	(167)	(21,258)
Other income (expense):
Interest expense	(261)	(14)	—	—	(275)
Other income (expense), net	157	27	110	—	294
Intercompany charges	5,544	(5,109)	(435)	—	—

Income (loss) from continuing operations before income taxes	(2,169)	(8,002)	(10,901)	(167)	(21,239)
Provision (benefit) for income taxes	(853)	(3,145)	(2,833)	—	(6,831)

Income (loss) from continuing operations	(1,316)	(4,857)	(8,068)	(167)	(14,408)
Loss from discontinued operations, net of tax	—	(2,508)	—	—	(2,508)
Equity income (loss) of subsidiaries	(15,600)	(7,814)	—	23,414	—

Net income (loss)	$(16,916)	$(15,179)	$(8,068)	$23,247	$(16,916)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
Predecessor
For the Year Ended June 30, 2007
(In thousands)

	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$—	$422,347	$177,586	$(6,787)	$593,146
Cost of sales	—	217,025	98,927	(6,983)	308,969

Gross profit	—	205,322	78,659	196	284,177
Selling, general and administrative costs	19,888	71,125	38,608	—	129,621
Research and development costs	—	42,241	34,476	—	76,717
Amortization of acquired intangibles	—	4,498	8,508	—	13,006
Going Private Transaction expenses	30,584	—	—	—	30,584

Operating income (loss)	(50,472)	87,458	(2,933)	196	34,249
Other income (expense):
Interest expense	(534)	(127)	(11)	—	(672)
Other income (expense), net	1,479	205	(1,532)	—	152
Intercompany charges	45,158	(41,672)	(3,486)	—	—

Income (loss) from continuing operations before income taxes	(4,369)	45,864	(7,962)	196	33,729
Provision (benefit) for income taxes	(2,882)	30,251	(2,434)	—	24,935

Income (loss) from continuing operations	(1,487)	15,613	(5,528)	196	8,794
Loss from discontinued operations, net of tax	—	(3,868)	—	—	(3,868)
Equity income (loss) of subsidiaries	6,413	(4,629)	—	(1,784)	—

Net income (loss)	$4,926	$7,116	$(5,528)	$(1,588)	$4,926

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2009
(In thousands)

	Parent	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$31,221	$(15)	$26,542	$—	$57,748
Accounts receivable, net	—	—	86,530	43,899	—	130,429
Inventories	—	—	103,674	32,827	(898)	135,603
Deferred income taxes	—	3,452	25,681	6,031	—	35,164
Prepaid expenses and other current assets	—	2,623	2,542	4,773	—	9,938

Total current assets	—	37,296	218,412	114,072	(898)	368,882
Property, plant and equipment, net	—	12,720	67,624	20,563	—	100,907
Non-current marketable securities	—	17,677	—	—	—	17,677
Deferred financing costs	—	25,754	—	—	—	25,754
Other assets	—	12,551	2,243	631	—	15,425
Intangible assets with definite lives, net	—	—	253,225	39,328	—	292,553
Intangible assets with indefinite lives, net	—	—	85,404	26,862	—	112,266
Goodwill	—	(10)	388,913	39,230	—	428,133

Total assets	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$5,250	$340	$—	$—	$5,590
Accounts payable	—	285	20,553	15,736	—	36,574
Advanced payments by customers and deferred revenue	—	—	17,433	15,985	—	33,418
Income taxes payable	—	587	—	4,493	—	5,080
Accrued payroll expenses	—	1,600	15,148	2,128	—	18,876
Accrued expenses and other current liabilities	—	25,418	11,079	11,441	—	47,938

Total current liabilities	—	33,140	64,553	49,783	—	147,476
Long-term debt	—	883,013	745	—	—	883,758
Deferred income taxes	—	(11,453)	138,725	15,776	—	143,048
Defined benefit plan obligations	—	6,079	—	—	—	6,079
Other long-term liabilities	—	16,825	1,271	3,380	—	21,476
Intercompany investment	(390,350)	121,715	41,022	227,613	—	—
Intercompany receivable/payable	—	(880,752)	902,126	(20,891)	(483)	—

Total liabilities	(390,350)	168,567	1,148,442	275,661	(483)	1,201,837
Stockholder's equity:	390,350	(62,579)	(132,621)	(34,975)	(415)	159,760

Total liabilities and stockholder's equity	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2008
(In thousands)

	Parent	Aeroflex	Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$39,285	$(2,379)	$17,243	$—	$54,149
Accounts receivable, net	—	—	90,343	57,640	—	147,983
Inventories	—	—	91,856	43,537	(502)	134,891
Deferred income taxes	—	(2,352)	23,539	5,852	—	27,039
Prepaid expenses and other current assets	—	2,464	2,616	7,104	—	12,184

Total current assets	—	39,397	205,975	131,376	(502)	376,246
Property, plant and equipment, net	—	13,406	63,964	27,279	—	104,649
Non-current marketable securities	—	19,960	—	—	—	19,960
Deferred financing costs	—	30,185	—	—	—	30,185
Other assets	—	16,480	2,474	(394)	—	18,560
Intangible assets with definite lives, net	—	—	297,408	47,458	—	344,866
Intangible assets with indefinite lives	—	—	90,229	33,149	—	123,378
Goodwill	—	—	435,570	25,101	484	461,155

Total assets	$—	$119,428	$1,095,620	$263,969	$(18)	$1,478,999

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$5,250	$324	$—	$—	$5,574
Accounts payable	—	554	19,882	18,946	—	39,382
Deferred revenue, including advance payments	—	—	8,621	18,523	—	27,144
Income taxes payable	—	409	—	1,527	—	1,936
Accrued payroll expense	—	2,106	18,200	4,219	—	24,525
Accrued expenses and other current liabilities	—	31,205	12,272	13,353	—	56,830

Total current liabilities	—	39,524	59,299	56,568	—	155,391
Long-term debt	—	872,152	1,085	—	—	873,237
Deferred income taxes	—	(12,254)	150,400	21,311	—	159,457
Defined benefit plan obligations	—	6,263	—	—	—	6,263
Other long-term liabilities	—	1,368	487	6,148	—	8,003
Intercompany investment	(378,350)	130,299	2,944	245,107	—	—
Intercompany receivable/payable	—	(895,004)	953,623	(58,619)	—	—

Total liabilities	(378,350)	142,348	1,167,838	270,515	—	1,202,351
Stockholder's equity	378,350	(22,920)	(72,218)	(6,546)	(18)	276,648

Total liabilities and stockholder's equity	$—	$119,428	$1,095,620	$263,969	$(18)	$1,478,999

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Year Ended June 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiary	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(76,688)	$(76,688)	$(55,155)	$17,752	$114,091	$(76,688)
Changes in operating assets and liabilities and non-cash items, included in net income (loss)	76,688	93,160	70,023	5,365	(114,091)	131,145

Net cash provided by (used in) operating activities	—	16,472	14,868	23,117	—	54,457

Cash flows from investing activities: Payment for purchase of businesses, net of cash acquired	—	(18,935)	—	—	—	(18,935)
Capital expenditures	—	(11)	(13,377)	(5,329)	—	(18,717)
Proceeds from the sale of property, plant and equipment	—	—	1,197	242	—	1,439

Net cash provided by (used in) investing activities	—	(18,946)	(12,180)	(5,087)	—	(36,213)

Cash flows from financing activities:
Debt repayments	—	(5,250)	(324)	—	—	(5,574)
Debt financing costs	—	(340)	—	—	—	(340)

Net cash provided by (used in) financing activities of continuing operations	—	(5,590)	(324)	—	—	(5,914)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(8,731)	—	(8,731)

Net increase (decrease) in cash and cash equivalent	—	(8,064)	2,364	9,299	—	3,599
Cash and cash equivalents at beginning of period	—	39,285	(2,379)	17,243	—	54,149

Cash and cash equivalents at end of period	$—	$31,221	$(15)	$26,542	$—	$57,748

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period from August 15, 2007 to June 30, 2008
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(105,425)	$(105,425)	$(77,952)	$(5,989)	$189,366	$(105,425)
Loss from discontinued operations, net of tax	—	—	4,821	—	—	4,821

Income (loss) from continuing operations	(105,425)	(105,425)	(73,131)	(5,989)	189,366	(100,604)
Changes in operating assets and liabilities and non cash items, included in net income (loss)	105,425	95,482	88,036	15,223	(189,366)	114,800

Net cash provided by (used in) continuing operations	—	(9,943)	14,905	9,234	—	14,196
Net cash provided by (used in) discontinued operations	—	—	(5,286)	—	—	(5,286)

Net cash provided by (used in) operating activities	—	(9,943)	9,619	9,234	—	8,910

Cash flows from investing activities:
Acquisition of Predecessor, net of cash acquired	—	(1,128,915)	(2,593)	13,215	—	(1,118,293)
Payment for purchase of businesses, net of cash acquired	—	(11,145)	—	—	—	(11,145)
Capital expenditures	—	(142)	(9,386)	(3,651)	—	(13,179)
Proceeds from the sale of property, plant and equipment	—	—	52	177	—	229
Purchase of marketable securities	—	(631,805)	—	—	—	(631,805)
Proceeds from sale of marketable securities	—	611,853	—	—	—	611,853

Net cash provided by (used in) investing activities of continuing operations	—	(1,160,154)	(11,927)	9,741	—	(1,162,340)
Net cash provided by (used in) discontinued operations	—	—	(36)	—	—	(36)

Net cash provided by (used in) investing activities	—	(1,160,154)	(11,963)	9,741	—	(1,162,376)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	378,350	—	—	—	378,350
Borrowings under debt agreements	—	870,000	—	—	—	870,000
Debt repayments	—	(5,746)	(35)	(302)	—	(6,083)
Debt financing costs	—	(33,222)	—	—	—	(33,222)
Amounts paid for withholding taxes on stock option exercises	—	(14,142)	—	—	—	(14,142)
Withholding taxes collected for stock option exercises	—	14,142	—	—	—	14,142

Net cash provided by (used in) financing activities of continuing operations	—	1,209,382	(35)	(302)	—	1,209,045

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(1,430)	—	(1,430)

Net increase in cash and cash equivalents	—	39,285	(2,379)	17,243	—	54,149
Cash and cash equivalents at beginning of period	—	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$39,285	$(2,379)	$17,243	$—	$54,149

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Period from July 1, 2007 to August 14, 2007
(In thousands)

	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$(16,916)	$(15,179)	$(8,068)	$23,247	$(16,916)
Loss from discontinued operations, net of tax	—	2,508	—	—	2,508

Income (loss) from continuing operations	(16,916)	(12,671)	(8,068)	23,247	(14,408)
Changes in operating assets and liabilities and non cash items, included in net income (loss)	23,110	12,708	13,591	(23,247)	26,162

Net cash provided by (used in) continuing operations	6,194	37	5,523	—	11,754
Net cash provided by (used in) discontinued operations	—	(461)	—	—	(461)

Net cash provided by (used in) operating activities	6,194	(424)	5,523	—	11,293

Cash flows from investing activities:
Capital expenditures	(249)	(587)	(252)	—	(1,088)
Purchase of marketable securities	(53,828)	—	—	—	(53,828)
Proceeds from sale of marketable securities	63,328	—	—	—	63,328

Net cash provided by (used in) investing activities of continuing operations	9,251	(587)	(252)	—	8,412
Net cash provided by (used in) discontinued operations	—	(6)	—	—	(6)

Net cash provided by (used in) investing activities	9,251	(593)	(252)	—	8,406

Cash flows from financing activities:
Debt repayments	(26)	(3)	—	—	(29)
Debt financing costs	(477)	—	—	—	(477)
Excess tax benefits from share-based compensation arrangements	12,542	—	—	—	12,542
Proceeds from the exercise of stock options and warrants	583	—	—	—	583
Amounts paid for withholding taxes on stock option exercises	(56)	—	—	—	(56)
Withholding taxes collected for stock option exercises	56	—	—	—	56

Net cash provided by (used in) financing activities of continuing operations	12,622	(3)	—	—	12,619

Effect of exchange rate changes on cash and cash equivalents	—	—	178	—	178

Net increase (decrease) in cash and cash equivalents	28,067	(1,020)	5,449	—	32,496
Cash and cash equivalents at beginning of period	6,807	(1,573)	7,766	—	13,000

Cash and cash equivalents at end of period	$34,874	$(2,593)	$13,215	$—	$45,496

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
Predecessor
For the Year Ended June 30, 2007
(In thousands)

	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Cash flows from operating activities:
Net income (loss)	$4,926	$7,116	$(5,528)	$(1,588)	$4,926
Loss from discontinued operations, net of tax	—	3,868	—	—	3,868

Income (loss) from continuing operations	4,926	10,984	(5,528)	(1,588)	8,794
Changes in operating assets and liabilities and non cash items, included in net income (loss)	2,779	726	8,592	1,588	13,685

Net cash provided by (used in) continuing operations	7,705	11,710	3,064	—	22,479
Net cash provided by (used in) discontinued operations	—	(1,677)	—	—	(1,677)

Net cash provided by (used in) operating activities	7,705	10,033	3,064	—	20,802

Cash flows from investing activities:
Payment for purchase of business, net of cash acquired	(10,663)	—	—	—	(10,663)
Contingent payment for purchase of business	(9,247)	—	—	—	(9,247)
Capital expenditures	(1,331)	(12,766)	(4,330)	—	(18,427)
Proceeds from the sale of property, plant and equipment	—	382	98	—	480
Purchase of marketable securities	(589,577)	—	—	—	(589,577)
Proceeds from sale of marketable securities	608,409	—	—	—	608,409

Net cash provided by (used in) investing activities of continuing operations	(2,409)	(12,384)	(4,232)	—	(19,025)
Net cash provided by (used in) discontinued operations	—	(88)	—	—	(88)

Net cash provided by (used in) investing activities	(2,409)	(12,472)	(4,232)	—	(19,113)

Cash flows from financing activities:
Purchase and retirement of treasury stock	(17,234)	—	—	—	(17,234)
Debt repayments	(315)	(11)	(285)	—	(611)
Excess tax benefits from share-based compensation arrangements	2,870	—	—	—	2,870
Proceeds from the exercise of stock options and warrants	14,182	—	—	—	14,182
Amounts paid for withholding taxes on stock option exercises	(3,383)	—	—	—	(3,383)
Withholding taxes collected for stock options exercises	3,383	—	—	—	3,383

Net cash provided by (used in) financing activities of continuing operations	(497)	(11)	(285)	—	(793)

Effect of exchange rate changes on cash and cash equivalents	—	—	1,717	—	1,717

Net increase (decrease) in cash and cash equivalents	4,799	(2,450)	264	—	2,613
Cash and cash equivalents at beginning of period	2,008	877	7,502	—	10,387

Cash and cash equivalents at end of period	$6,807	$(1,573)	$7,766	$—	$13,000

AEROFLEX HOLDING CORP. AND SUBSIDIARIES AND PREDECESSOR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Subsequent Events

          In connection with the acquisition of one of our Wireless businesses in the U.K. in 2003, we set up a foreign partnership to finance the acquisition. We invested $19.5 million in the partnership and the partnership advanced those funds to our foreign holding company in the form of a loan, the proceeds of which was used for the acquisition. During the quarter ended September 30, 2009, the loan was fully repaid to the partnership, with interest, and we received a return of capital and dividends. The partnership is substantially liquidated. As a result of changes in foreign currency rates, there was a cumulative translation adjustment of $7.7 million remaining after substantially all of the assets have been returned to us and substantially all of the liabilities have been satisfied. This remaining cumulative translation adjustment has been reflected as a loss on liquidation of foreign subsidiary in the statement of operations for the quarter ended September 30, 2009. This loss is not deductible for income tax purposes.

22. Quarterly Financial Data (Unaudited):

  (In thousands)

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended June 30, 2009
Net sales	$140,845	$156,815	$139,439	$162,237	$599,336
Gross profit	67,359	73,159	66,605	77,982	285,105
Income (loss) from continuing operations	(6,897)	(4,107)	(13,734)	(51,950)	(76,688)

	Predecessor
2008	July 1, 2007 to August 14, 2007	August 15, 2007 to September 30, 2007	Second Quarter	Third Quarter	Fourth Quarter	August 15, 2007 to June 30, 2008
Net sales	$38,221	$102,015	$160,757	$157,304	$184,915	$604,991
Gross profit	15,360	37,255	54,633	69,236	90,914	252,038
Income (loss) from continuing operations	(14,408)	(49,536)	(29,068)	(15,437)	(6,563)	(100,604)

          Note: We are not presenting per share data here as we currently only have one shareholder.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2010	June 30, 2009
Assets
Current assets:
Cash and cash equivalents	$96,348	$57,748
Accounts receivable, less allowance for doubtful accounts of $2,189 and $2,250	116,708	130,429
Inventories	128,441	135,603
Deferred income taxes	38,769	35,164
Prepaid expenses and other current assets	9,818	9,938

Total current assets	390,084	368,882
Property, plant and equipment, net	96,908	100,907
Non-current marketable securities, net	9,779	17,677
Deferred financing costs, net	22,176	25,754
Other assets	17,880	15,425
Intangible assets with definite lives, net	244,679	292,553
Intangible assets with indefinite lives	110,291	112,266
Goodwill	426,884	428,133

Total assets	$1,318,681	$1,361,597

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$5,516	$5,590
Accounts payable	26,703	36,574
Advance payments by customers and deferred revenue	29,004	33,418
Income taxes payable	6,610	5,080
Accrued payroll expenses	19,490	18,876
Accrued expenses and other current liabilities	45,968	47,938

Total current liabilities	133,291	147,476
Long-term debt	893,197	883,758
Deferred income taxes	146,671	143,048
Defined benefit plan obligations	5,942	6,079
Other long-term liabilities	3,933	21,476

Total liabilities	1,183,034	1,201,837

Stockholder's equity:
Common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding 1 share	—	—
Additional paid-in capital	398,351	396,573
Accumulated other comprehensive income (loss)	(52,290)	(54,700)
Accumulated deficit	(210,414)	(182,113)

Total stockholder's equity	135,647	159,760

Total liabilities and stockholder's equity	$1,318,681	$1,361,597

See notes to unaudited condensed consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(In thousands)

	Nine Months Ended March 31,
	2010	2009
Net sales	$465,290	$437,099
Cost of sales	223,405	229,976

Gross profit	241,885	207,123

Selling, general and administrative costs	93,188	96,612
Research and development costs	55,296	52,045
Amortization of acquired intangibles	46,527	47,546
Acquired in-process research and development costs	—	2,291
Loss on liquidation of foreign subsidiary (Note 10)	7,696	—

	202,707	198,494

Operating income	39,178	8,629

Other income (expense):
Interest expense	(63,272)	(63,031)
Other income (expense), net	701	12,366

Total other income (expense)	(62,571)	(50,665)

Loss before income taxes	(23,393)	(42,036)
Provision (benefit) for income taxes	4,908	(17,298)

Net Loss	$(28,301)	$(24,738)

See notes to unaudited condensed consolidated financial statements.

Aeroflex Holding Corp. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(28,301)	$(24,738)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	62,178	63,659
Acquired in-process research and development costs	—	2,291
Acquisition related adjustment to sales	96	240
Loss on liquidation of foreign subsidiary	7,696	—
Deferred income taxes	(1,286)	(27,851)
Share-based compensation	1,563	1,466
Amortization of deferred financing costs	3,579	3,579
Paid in kind interest	13,377	11,913
Other, net	908	729
Change in operating assets and liabilities, net of effects from purchases of businesses:
Decrease (increase) in accounts receivable	10,754	21,185
Decrease (increase) in inventories	4,450	(14,451)
Decrease (increase) in prepaid expenses and other assets	(2,711)	2,253
Increase (decrease) in accounts payable, accrued expenses and other liabilities	(20,053)	(5,282)

Net cash provided by (used in) operating activities	52,250	34,993

Cash flows from investing activities:
Payments for purchase of businesses, net of cash acquired	(4,000)	(7,832)
Capital expenditures	(13,176)	(12,958)
Proceeds from sale of marketable securities	8,580	—
Proceeds from the sale of property, plant and equipment	1,021	1,359
Other, net	(12)	(4)

Net cash provided by (used in) investing activities	(7,587)	(19,435)

Cash flows from financing activities:
Debt repayments	(4,012)	(4,129)
Debt financing costs	—	(340)

Net cash provided by (used in) financing activities	(4,012)	(4,469)

Effect of exchange rate changes on cash and cash equivalents	(2,051)	(11,307)

Net increase (decrease) in cash and cash equivalents	38,600	(218)
Cash and cash equivalents at beginning of period	57,748	54,149

Cash and cash equivalents at end of period	$96,348	$53,931

See notes to unaudited condensed consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

          We design, engineer and manufacture microelectronic products and test and measurement equipment that are sold primarily to the space, avionics, defense, commercial wireless communications, medical and other markets. Our fiscal year ends on June 30.

          The accompanying unaudited condensed consolidated financial information of Aeroflex Holding Corp. and subsidiaries (the "Company", "we", or "our") has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the United States Securities and Exchange Commission ("SEC"), and reflects all adjustments, consisting only of normal recurring adjustments, which in management's opinion are necessary to state fairly the Company's financial position as of March 31, 2010, results of operations for the nine month periods ended March 31, 2010 and 2009 and cash flows for the nine month periods ended March 31, 2010 and 2009. The June 30, 2009 balance sheet information has been derived from audited financial statements, but does not include all information or disclosures required by U.S. GAAP.

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates, and such differences may be material to the financial statements.

          These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this Prospectus.

          Results of operations for interim periods are not necessarily indicative of results to be expected for the full fiscal year or any future periods.

Revenue Recognition

          We recognize revenue, net of trade discounts and allowances, when (1) persuasive evidence of an arrangement exists, (2) delivery of the product has occurred or the services have been performed, (3) the selling price is fixed or determinable, and (4) collectability of the resulting receivable is reasonably assured.

          Our product revenue is generated predominantly from the sales of various types of microelectronic products and test and measurement equipment. For arrangements other than certain long-term contracts, revenue (including shipping and handling fees) is recognized when products are shipped and title has passed to the customer. If title does not pass until the product reaches the customer's delivery site, recognition of the revenue is deferred until that time. Certain of our sales are to distributors, which have a right to return some portion of product within specified periods from delivery. We recognize revenue on these sales at the time of shipment to the distributor, as the returns under these arrangements have historically been insignificant and can be reasonably estimated. A provision for such estimated returns is recorded at the time revenues are recognized. For transactions that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met.

          Long-term contracts are accounted for by determining estimated contract profit rates and use of the percentage-of-completion method to recognize revenues and associated costs as work progresses. We measure the extent of progress toward completion generally based upon one of the following methods (based upon an assessment of which method most closely aligns to the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation (Continued)

underlying earnings process): (i) the units-of-delivery method, (ii) the cost-to-cost method (using the ratio of contract costs incurred as a percentage of total estimated costs at contract completion based upon engineering and production estimates), or (iii) the achievement of contractual milestones. Provisions for anticipated losses or revisions in estimated profits on contracts-in-process are recorded in the period in which such anticipated losses or revisions become evident.

          Where an arrangement includes only a software license, revenue is recognized when the software is delivered and title has been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether persuasive evidence of an arrangement exists, collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist for which a portion of the total fee would be allocated based on vendor-specific objective evidence of the fair value of the undelivered element. When a customer purchases software together with post contract support, we allocate a portion of the fee to the post contract support for its fair value based on the contractual renewal rate. Post contract support fees are deferred in Advance Payments by Customers and Deferred Revenue in the consolidated balance sheets, and recognized as revenue ratably over the term of the related contract.

          Service revenue is derived from extended warranty, customer support and training. Service revenue is deferred and recognized over the contractual term or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual term, while training revenue is recognized as the training is provided to the customer. In addition, the four revenue recognition criteria described above must be met before service revenue is recognized.

          We use vendor-specific objective evidence of selling price, verifiable objective evidence of selling price, such as third party selling prices, or estimated selling price, in that order, to allocate revenue to elements in multiple element arrangements. Revenue is recognized on only those elements that meet the four criteria described above.

          Effective July 1, 2009, we no longer use the residual method to determine the portion of the arrangement consideration to allocate to undelivered elements of a multiple element arrangement.

          At March 31, 2010, we have $29.0 million in Advance Payments by Customers and Deferred Revenue, which is comprised of $14.2 million of customer advance payments primarily for the purchase of materials, $8.1 million of deferred service and software support revenue, $4.0 million of deferred warranty revenue and $2.7 million of revenue deferred due to software arrangements for which there is no vendor specific objective evidence of fair value of the undelivered elements of the arrangements, contingent revenue, billings for which the related product has not been delivered or product delivered to a customer that has not been accepted or is incomplete. We generally sell non-software service and extended warranty contracts on a standalone basis. The amount of deferred revenue at March 31, 2010 derived from non-software multiple element arrangements was insignificant.

          The adoption on July 1, 2009 of the guidance issued by the Financial Accounting Standards Board ("FASB") in Accounting Standard Updates 2009-13 and 2009-14 did not have a material impact on our pattern or timing of revenue recognition and is not expected to have a material impact on revenues in future periods. We have one test equipment product line, which includes software that is more than incidental to the hardware component that, prior to July 1, 2009, was accounted for as a software product for revenue recognition purposes. Effective July 1, 2009, the

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Basis of Presentation (Continued)

new revenue recognition guidance provides that products such as these that contain software which is essential to overall product functionality are outside the scope of software revenue recognition guidance and are now accounted for under new rules pertaining to revenue arrangements with multiple deliverables. Although this change had no impact on revenue recognized for the nine months ended March 31, 2010, if this product were delivered in a multiple element arrangement in the future, certain revenue recognition could be accelerated. We do not believe that this will result in a material impact on our revenues.

2. Accounting Pronouncements

Recently Adopted Accounting Pronouncements

          On July 1, 2009, we adopted the authoritative implementation guidance issued by the FASB for fair value measurement for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the fair value of contingent consideration to be recorded at the acquisition date, the capitalization of in-process research and development at fair value and the expensing of acquisition-related costs as incurred. The adoption of this new guidance, which is effective for acquisitions consummated by us after June 30, 2009, did not have an impact on our consolidated financial statements.

          On July 1, 2009, we adopted the authoritative guidance issued by the FASB for the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also adds certain disclosures to those already prescribed. The guidance for determining useful lives must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must also be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In September 2009, we adopted the authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. GAAP. This guidance explicitly recognizes the rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. We have updated references to U.S. GAAP in our financial statements issued for the period ended March 31, 2010. The adoption of this new guidance did not have an impact on our consolidated financial statements.

          In October 2009, the FASB issued authoritative guidance on revenue recognition that becomes effective for us commencing July 1, 2010. However, earlier adoption was permitted. Under the new guidance on sales arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Accounting Pronouncements (Continued)

within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration and the use of the relative selling price method is required. The new guidance eliminated the residual method of allocating arrangement consideration to deliverables and includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. We chose to early adopt such authoritative guidance on a prospective basis effective July 1, 2009 and, therefore, it has been applied to multiple deliverable revenue arrangements and arrangements for the sale of tangible products with software components entered into or materially modified on or after July 1, 2009. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

          In December 2007, the FASB issued guidance which requires that the non-controlling interests in consolidated subsidiaries be presented as a separate component of stockholders' equity in the balance sheet, that the amount of consolidated net earnings attributable to the parent and the non-controlling interest be separately presented in the statement of earnings, and that the amount of consolidated other comprehensive income attributable to the non-controlling interest be separately disclosed. The standard also requires gains or losses from the sale of stock of subsidiaries where control is maintained to be recognized as an equity transaction. The guidance was effective beginning with the first quarter of the fiscal year 2010 financial reporting. In connection with the adoption of this guidance, we did not apply the presentation or disclosure provisions to our one non-controlling interest as the effect on our consolidated financial statements was insignificant.

          In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements on a gross basis of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). We adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 roll forward, which is not required to be adopted until July 1, 2011. The adoption of this new guidance did not have a material impact on our consolidated financial statements. We believe the adoption on July 1, 2011 of the gross presentation of the Level 3 roll forward will not have a material impact on our consolidated financial statements.

          In February 2010, the FASB amended its authoritative guidance related to subsequent events to alleviate potential conflicts with current SEC guidance. Effective immediately, these amendments remove the requirement that an SEC filer disclose the date through which it has evaluated subsequent events. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Accounting Pronouncements (Continued)

Recently Issued Accounting Pronouncements Not Yet Adopted

          In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning July 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We believe adoption of this new guidance will not have a material impact on our consolidated financial statements.

3. Intangible Assets

Intangible Assets with Definite Lives

          The components of amortizable intangible assets were as follows:

	March 31, 2010		June 30, 2009
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)
Developed technology	$196,083	$86,570	$197,684	$62,021
Customer related intangibles	215,733	88,326	216,956	69,339
Non-compete arrangements	10,198	4,046	10,090	2,692
Tradenames	2,176	569	2,105	230

Total	$424,190	$179,511	$426,835	$134,282

          The aggregate amortization expense for amortizable intangible assets was $46.5 million and $47.5 million for the nine months ended March 31, 2010 and 2009, respectively.

          The estimated aggregate amortization expense for each of the twelve month periods ending March 31, is as follows:

(In thousands)
2011	$60,548
2012	60,200
2013	56,072
2014	35,749
2015	18,362

Goodwill

          The carrying amount of goodwill, by segment, was as follows:

	Microelectronic Solutions	Test Solutions	Total
	(In thousands)
Balance at June 30, 2009	$266,813	$161,320	$428,133
Adjustment to goodwill for acquisitions	314	455	769
Impact of foreign currency translation	387	(2,405)	(2,018)

Balance at March 31, 2010	$267,514	$159,370	$426,884

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Restructuring Charges

          The following table sets forth the charges and payments related to the restructuring liability for the periods indicated:

	Balance June 30, 2009	Nine Months Ended March 31, 2010			Balance March 31, 2010
	Restructuring Liability	Net Additions	Cash Payments	Effect of foreign currency	Restructuring Liability
	(In thousands)
Work force reduction	$756	$330	$(1,076)	$2	$12
Closure of facilities	1,722	26	(463)	(217)	1,068

Total	$2,478	$356	$(1,539)	$(215)	$1,080

5. Inventories

          Inventories consisted of the following:

	March 31, 2010	June 30, 2009
	(In thousands)
Raw materials	$62,205	$67,388
Work in process	47,533	47,185
Finished goods	18,703	21,030

	$128,441	$135,603

6. Product Warranty

          We warrant our products against defects in design, materials and workmanship, generally for one year from their date of shipment. A provision for estimated future costs relating to these warranties is recorded in cost of sales when the related revenue is recognized. Quarterly we analyze our warranty liability for reasonableness based on a 15-month history of warranty costs incurred, the nature of the products shipped subject to warranty and anticipated warranty trends.

          Activity related to our product warranty liability, which is reflected in Accrued Expenses and Other Current Liabilities in the accompanying consolidated balance sheets, was as follows:

	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
Balance at beginning of period	$2,645	$2,944
Provision for warranty obligations	1,696	2,028
Cost of warranty obligations	(1,622)	(2,147)
Foreign currency impact	(64)	(285)

Balance at end of period	$2,655	$2,540

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Derivative Financial Instruments

          We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We enter into interest rate swap derivatives to manage the effects of interest rate movements on portions of our debt. We also enter into foreign currency forward contracts, not designated as hedging instruments, to protect us from fluctuations in exchange rates.

          The fair values of our derivative financial instruments included in the consolidated balance sheets as of March 31, 2010 and June 30, 2009 are presented as follows:

	Asset (Liability) Derivatives
	March 31, 2010		June 30, 2009
(In thousands)	Balance Sheet Location	Fair Value(1)	Balance Sheet Location	Fair Value(1)
Derivatives designated as hedging instruments:
Interest rate swap contracts	Accrued expenses and other current liabilities	$(10,323)	Accrued expenses and other current liabilities	$(615)
Interest rate swap contracts	Other long-term liabilities	—	Other long-term liabilities	(15,006)

Total derivatives designated as hedging instruments		(10,323)		(15,621)
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Prepaid expenses and other current assets	446	Accrued expenses and other current liabilities	(195)

Total derivatives, net		$(9,877)		$(15,816)

(1)
See Note 8 for further information about how the fair values of derivative assets and liabilities are determined.

          The amounts of the gains and losses related to our derivative financial instruments designated as hedging instruments for the nine months ended March 31, 2010 and 2009 were as follows:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized on Derivatives in Other Comprehensive Income (Effective Portion)(1)
	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
Interest rate swap contracts	$(5,550)	$(23,837)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Derivative Financial Instruments (Continued)

Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)(1)
	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
Interest expense	$(10,848)	$(4,161)

(1)
See Note 11 for additional information on changes to accumulated other comprehensive income (loss).

          The amounts of the gains and losses related to our derivative financial instruments not designated as hedging instruments for the nine months ended March 31, 2010 and 2009 were as follows:

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Earnings on Derivative	Amount of Gain or (Loss) Recognized in Earnings on Derivative
		Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
		(In thousands)
Foreign currency forward contracts	Other income (expense)	$641	$(46)

Interest Rate Swap Cash-Flow Hedges

          We enter into interest rate swap contracts with counterparties that are rated investment grade to manage the effects of interest rate movements on portions of our debt. Such contracts effectively fix the borrowing rates on floating rate debt to limit the exposure against the risk of rising rates. We do not enter into interest rate swap contracts for speculative purposes. Our interest rate swap contracts outstanding as of March 31, 2010, all of which were entered into in fiscal 2008 for an aggregate notional amount of $425 million, have varying maturities through February 2011.

Foreign Currency Contract Derivatives

          Foreign currency contracts are used to protect us from fluctuations in exchange rates. We enter into foreign currency contracts, which are not designated as hedges. The change in fair value is included in other income (expense) as it occurs. As of March 31, 2010, we had $43.4 million of notional value foreign currency forward contracts maturing through April 30, 2010. Notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of cash settlements under the contracts.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements

          We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring the fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

  Level
  1:  Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

  Level
  2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

  Level
  3:  Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments' valuation.

          The following table presents for each hierarchy level, financial assets and liabilities measured at fair value on a recurring basis:

As of March 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$9,779	$9,779
Foreign currency forward contracts	—	446	—	446

Total Assets	$—	$446	$9,779	$10,225

Liabilities:
Interest rate swap contracts	$—	$10,323	$—	$10,323

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements (Continued)

As of June 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets:
Non-current marketable securities	$—	$—	$17,677	$17,677

Liabilities:
Foreign currency forward contracts	$—	$195	$—	$195
Interest rate swap contracts	—	15,621	—	15,621

Total Liabilities	$—	$15,816	$—	$15,816

          The following table presents the changes in the carrying value of the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended March 31, 2010:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Auction Rate Securities
(In thousands)
Balance at June 30, 2009	$17,677
Redeemed by the issuer	(8,900)
Total unrealized gain (loss) in accumulated other comprehensive income (loss)	1,002

Balance at March 31, 2010	$9,779

          Non-Current Marketable Securities — Non-current marketable securities consist of auction rate securities that currently have no active market from which we could obtain pricing. We have classified auction rate securities as Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. To date, we have collected all interest payments on all of our auction rate securities when due. Furthermore, we have the intent and are able to hold these securities until the credit markets recover, or until their maturities, which range from 2037 through 2041, if necessary. However, based on a discounted cash flow analysis, which considered, among other items, the collateral underlying the securities, the credit worthiness of the issuer, the timing of future cash flows and liquidity risks, at March 31, 2010 we had a $1.3 million valuation allowance against the auction rate securities.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Fair Value Measurements (Continued)

          As fair values have continued to be below cost, we have considered various factors in determining that at March 31, 2010 a credit loss did not exist and there was no requirement to recognize an other than temporary impairment charge, including the length of time and the extent to which the fair value has been below the cost basis, the timely receipt of all interest payments, the rating of the security, the relatively low volatility of the security's fair value, the current financial condition of the issuer and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

          During the nine months ended March 31, 2010 $8.9 million of our auction rate securities were redeemed by the issuer at an average of 96.4% of par. The resulting $320,000 realized loss was recorded in the statement of operations for the nine months ended March 31, 2010.

          Foreign Currency Forward Contracts — The fair value of our foreign currency forward contracts were valued using a pricing model with all significant inputs based on observable market data such as measurement date spot and forward rates.

          Interest Rate Swap Contracts — The fair value of our outstanding interest rate swap contracts were based on valuations received from the counterparties and corroborated by measurement date equivalent swap rates.

9. Long Term Debt and Credit Agreements

          The fair value of our debt instruments are summarized as follows:

	March 31, 2010
	Carrying Amount	Estimated Fair Value
	(In thousands)
Senior secured B-1 term loan	$389,944	$370,446
Senior secured B-2 term loan	121,857	114,546
Senior unsecured notes	225,000	236,250
Senior subordinated unsecured term loan	160,827	140,724
Other	1,085	1,085

Total debt	$898,713	$863,051

          The carrying value of debt of $889.3 million as of June 30, 2009 had a fair value of $661.9 million.

          The estimated fair values of each of our debt instruments are based on quoted market prices for the same or similar issues. Fair value estimates related to our debt instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          As of March 31, 2010, we are in compliance with all of the covenants contained in our loan agreements.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Long Term Debt and Credit Agreements (Continued)

          Interest paid was $52.8 million and $44.1 million for the nine months ended March 31, 2010 and 2009, respectively. Accrued interest of $7.2 million and $14.0 million was included in accrued expenses and other current liabilities at March 31, 2010 and June 30, 2009, respectively.

10. Loss on Liquidation of Foreign Subsidiary

          In connection with the acquisition of one of our Wireless businesses in the U.K. in 2003, we set up a foreign partnership to finance the acquisition. We invested $19.5 million in the partnership and the partnership advanced those funds to our foreign holding company in the form of a loan, the proceeds of which was used for the acquisition.

          During the quarter ended September 30, 2009, the loan was fully repaid to the partnership, with interest, and we received a return of capital and dividends. The partnership is substantially liquidated.

          As a result of changes in foreign currency rates, there was a cumulative translation adjustment of $7.7 million remaining after substantially all of the assets have been returned to us and substantially all of the liabilities have been satisfied. In accordance with U.S. GAAP, this remaining cumulative translation adjustment has been expensed in the period during which the substantial liquidation of the partnership occurred and presented as a non-cash loss on liquidation of foreign subsidiary in our Condensed Consolidated Statement of Operations for the nine months ended March 31, 2010. This loss is not deductible for income tax purposes.

11. Comprehensive Income

          The components of comprehensive income (loss) were as follows:

	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
Net income (loss)	$(28,301)	$(24,738)
Increase (decrease) in fair value of interest rate swap contracts, net of tax provision (benefit) of $2,013 and $(7,280)	3,285	(12,396)
Valuation allowance against non-current marketable securities	1,002	(2,422)
Foreign currency translation adjustment, net of tax benefit of $416 and $0	(1,877)	(60,447)

Total comprehensive income (loss)	$(25,891)	$(100,003)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Comprehensive Income (Continued)

          Accumulated other comprehensive income (loss) was as follows:

	Unrealized Gain (Loss) on Interest Rate Swap Contracts (net of tax)	Valuation Allowance Against Non-Current Marketable Securities	Minimum Pension Liability Adjustment (net of tax)	Foreign Currency Translation Adjustment (net of tax)	Total (net of tax)
	(In thousands)
Balance, June 30, 2009	$(9,602)	$(2,268)	$(499)	$(42,331)	$(54,700)
Nine months' activity	3,285	1,002	—	(1,877)	2,410

Balance, March 31, 2010	$(6,317)	$(1,266)	$(499)	$(44,208)	$(52,290)

          The valuation allowance for non-current marketable securities is not adjusted for income taxes as it would create a capital loss carryforward upon realization for which we would record a valuation allowance against the related deferred tax asset.

          Prior to fiscal 2009, the foreign currency translation adjustments were not adjusted for income taxes as they related to indefinite investments in non-U.S. subsidiaries. Deferred U.S. income taxes have been provided on undistributed foreign earnings for years subsequent to fiscal 2008 since we expect that substantially all of these earnings will be distributed to the U.S. As of March 31, 2010, we have recorded a deferred U.S. income tax on the foreign currency translation adjustment created by the post-fiscal 2008 undistributed foreign earnings.

12. Legal Matters

          In March 2005, we sold the net assets of our shock and vibration control device manufacturing business, which we refer to as VMC. Under the terms of the sale agreements, we retained certain liabilities relating to adverse environmental conditions that existed at the premises occupied by VMC as of the date of sale. We recorded a liability for the estimated remediation costs related to adverse environmental conditions that existed at the VMC premises when it was sold. The accrued environmental liability at March 31, 2010 is $1.1 million, of which $322,000 is expected to be paid within one year.

          During the quarter ended March 31, 2007, we became aware that certain RadHard bidirectional multipurpose transceivers sold by us since 1999 may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the International Traffic in Arms Regulations, or ITAR. Accordingly, we filed a Voluntary Disclosure with the Directorate of Defense Trade Controls, Department of State, describing the details of the possible inadvertent misclassification and identifying certain unauthorized exports from the United States to end-users in a number of countries, including China and Russia. Simultaneously, we filed a Commodity Jurisdiction request providing detailed information and data supporting our contention that the product is not subject to ITAR and requesting a determination that such product is not ITAR controlled. On November 15, 2007, we were informed that the U.S. Department of State had determined in response to our Commodity Jurisdiction request that the product is subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR. We requested reconsideration of this determination. On February 7, 2008, we filed an addendum to the above referenced Voluntary Disclosure advising the Directorate of Defense Trade Controls that other

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Legal Matters (Continued)

products sold by us, similar in nature to the transceiver described above, may also be subject to the ITAR. The Directorate of Defense Trade Controls agreed to extend our time to file such addendum to the Voluntary Disclosure until a decision was rendered with respect to our request for reconsideration of the determination in connection with the above-referenced Commodity Jurisdiction request. On August 5, 2008, we received a letter from the Office of Defense Trade Controls Compliance, or DTCC, requesting that we provide documentation and/or information relating to our compliance initiatives after November 15, 2007 as well as the results of any product reviews conducted by us, and indicating that a civil penalty against us could be warranted in connection with this matter following the review of such materials. We have provided all of the materials and documentation requested by the DTCC. Our request for reconsideration of the Commodity Jurisdiction request was denied by the Directorate of Defense Trade Controls on August 19, 2008 which determined that the product is subject to the licensing jurisdiction of the Department of State in accordance with the ITAR. Accordingly, on September 18, 2008, we filed an addendum to our Voluntary Disclosure identifying other products that may have been subject to the licensing jurisdiction of the U.S. Department of State in accordance with the ITAR but were inadvertently misclassified and exported without a license. At this time it is not possible to determine whether any fines or other penalties will be asserted against us or the materiality of any outcome.

          We have also identified other ITAR noncompliance in our past business activities as well as in the pre-acquisition business activities of a recently acquired company. These include the inadvertent export of products without a required license and the disclosure of controlled technology to certain foreign national employees. These matters were formally disclosed to the U.S. Department of State in 2009 and 2010.

          Compliance with the directives of the U.S. Department of State may result in substantial legal and other expenses and the diversion of management time. In the event that a determination is made that we or any entity we have acquired has violated ITAR with respect to any matters, we may be subject to substantial monetary penalties that we are unable to quantify at this time, and/or suspension or revocation of our export privileges and criminal sanctions, which may adversely affect our business, results of operations and financial condition.

          On October 14, 2009, BAE Systems Information and Electronic Systems, or BAE, commenced an action against both us and one of our subsidiaries in the United States District Court for the District of Delaware. BAE is alleging that under a subcontract it entered into with us in 2002, BAE provided to us certain proprietary information and know how relating to a high performance direct infrared countermeasure system for use in military aircraft and certain other platforms, known as the "DIRCM System", which enabled us to fabricate for BAE an assembly component of the third generation of the DIRCM System. BAE is alleging that, in violation of the provisions of the subcontract and a Proprietary Information Agreement, we fabricated or facilitated the fabrication of one or more items that were identical or substantially identical to items that we exclusively fabricated for BAE under the subcontract. BAE further claims that our actions ostensibly enabled a competitor of BAE to build and market, in competition with BAE, an infrared countermeasure system that included an unlawful copy of the component. Based on these allegations, BAE has asserted claims against us for patent infringement, trade secret misappropriation, breach of contract, conversion and unjust enrichment and has requested, by way of relief, unspecified damages, injunctive relief and an accounting. We have evaluated BAE's claims and believe that there is no basis for the allegations or claims made by BAE. Nevertheless, there can be no

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Legal Matters (Continued)

assurance that we will prevail in the matter. We do not believe that the ultimate resolution of this matter will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

          We are also involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, results of operations, financial position, liquidity or capital resources.

13. Business Segments

          Our business segments and major products included in each segment, are as follows:

          Microelectronic Solutions

  •
  Hi-Rel microelectronics/semiconductors

  •
  RF and microwave components

  •
  Mixed-signal/digital ASICs

  •
  Motion control products

          Test Solutions

  •
  Wireless test equipment

  •
  Military radio and Private Mobile Radio, or PMR, test equipment

  •
  Avionics test equipment

  •
  Synthetic test equipment

  •
  General purpose test equipment and other

          We are a manufacturer of advanced technology systems and components for commercial industry, government and defense contractors. Approximately 33% and 35% of our sales for the nine months ended March 31, 2010 and 2009, respectively, were to agencies of the United States government or to prime defense contractors or subcontractors of the United States government. No customer constituted more than 10% of sales during any of the periods presented. Inter-segment sales were not material and have been eliminated from the tables below.

          The majority of our operations are located in the United States; however, we also have operations in Europe and Asia, with our most significant foreign operations in the United Kingdom ("U.K."). Net sales from facilities located in the U.K. were approximately $89.5 million and $100.0 million for the nine months ended March 31, 2010 and 2009, respectively. Total assets of the U.K. operations were $163.1 million as of March 31, 2010 and $188.2 million as of June 30, 2009.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Business Segments (Continued)

          Net sales, based on the customers' locations, attributed to the United States and other regions were as follows:

	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
United States of America	$267,089	$251,454
Europe and Middle East	103,684	103,481
Asia and Australia	85,655	75,263
Other regions	8,862	6,901

	$465,290	$437,099

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Business Segments (Continued)

          Selected financial data by segment was as follows:

	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
	(In thousands)
Net sales:
Microelectronic solutions ("AMS")	$229,939	$208,564
Test solutions ("ATS")	235,351	228,535

Net sales	$465,290	$437,099

Segment adjusted operating income:
— AMS	$59,940	$44,767
— ATS	47,156	34,304
— General corporate expense	(7,378)	(9,421)

Adjusted operating income	99,718	69,650
Amortization of acquired intangibles
— AMS	(26,312)	(27,968)
— ATS	(20,215)	(19,578)
Share-based compensation
— Corporate	(1,563)	(1,466)
Restructuring charges
— ATS	(356)	(2,792)
Merger related expenses — Corporate	(2,111)	(3,621)
Acquired in-process R&D costs
— AMS	—	(1,665)
— ATS	—	(626)
Loss on liquidation of foreign subsidiary — ATS	(7,696)	—
Current period impact of acquisition related adjustments:
Inventory — AMS	(246)	—
Depreciation — AMS	(791)	(857)
Depreciation — ATS	(989)	(2,043)
Depreciation — Corporate	(165)	(165)
Deferred revenue — ATS	(96)	(240)

Operating income (GAAP)	39,178	8,629
Interest expense	(63,272)	(63,031)
Other income (expense), net	701	12,366

Income (loss) before income taxes	$(23,393)	$(42,036)

          Management evaluates the operating results of the two segments based upon adjusted operating income, which is pre-tax operating income, before costs related to amortization of acquired intangibles, share-based compensation, restructuring charges, merger related expenses, acquired in-process research and development costs, loss on liquidation of foreign subsidiary and the impact of any acquisition related adjustments. We have set out above our adjusted operating income (loss) by segment and in the aggregate, and have provided a reconciliation of operating income (loss) to adjusted operating income (loss) for the periods presented.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information

          The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets at March 31, 2010 and June 30, 2009, the statements of operations for the nine months ended March 31, 2010 and 2009 and the statements of cash flows for the nine months ended March 31, 2010 and 2009 for Aeroflex Holding ("Parent"), Aeroflex Incorporated, our wholly owned subsidiary, the borrower ("Aeroflex"), the guarantor subsidiaries and, on a combined basis, the non-guarantor subsidiaries. The supplemental condensed consolidating financial information reflects for all fiscal periods presented, the investments of the Parent in Aeroflex, the investments of Aeroflex in the guarantor subsidiaries as well as the investments of Aeroflex and the guarantor subsidiaries in the non-guarantor subsidiaries, in all cases using the equity method. For purposes of this footnote, guarantor subsidiaries refer to the subsidiaries of Aeroflex that have guaranteed principal debt obligations of Aeroflex. Aeroflex's purchase price allocation adjustments, including applicable intangible assets, arising from business acquisitions have been pushed down to the applicable subsidiary columns (see Note 3).

          The Parent is not a guarantor of Aeroflex's registered debt securities. Each of the subsidiary guarantors is 100% owned by Aeroflex and guarantees the debt on an unconditional and joint and several basis. Aeroflex, as the registrant and issuer of the registered debt, files annual and quarterly financial statements with the Securities and Exchange Commission and includes, in a note to the financial statements, condensed consolidating financial information as described above, excluding the information related to the Parent.

Condensed Consolidating Statement of Operations
For the Nine Months Ended March 31, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$333,946	$135,530	$(4,186)	$465,290
Cost of sales	—	—	170,892	56,743	(4,230)	223,405

Gross profit	—	—	163,054	78,787	44	241,885
Selling, general and administrative costs	—	11,217	56,403	25,568	—	93,188
Research and development costs	—	—	36,169	19,127	—	55,296
Amortization of acquired intangibles	—	—	39,909	6,618	—	46,527
Loss on liquidation of foreign subsidiary	—	—	7,696	—	—	7,696

Operating income (loss)	—	(11,217)	22,877	27,474	44	39,178

Other income (expense):
Interest expense	—	(63,218)	(51)	(3)	—	(63,272)
Other income (expense), net	—	479	587	(365)	—	701
Intercompany charges	—	59,399	(57,953)	(1,446)	—	—

Income (loss) before income taxes	—	(14,557)	(34,540)	25,660	44	(23,393)
Provision (benefit) for income taxes	—	(5,573)	436	4,962	5,083	4,908
Equity income (loss) of subsidiaries	(28,301)	(19,317)	19,683	—	27,935	—

Net income (loss)	$(28,301)	$(28,301)	$(15,293)	$20,698	$22,896	$(28,301)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Operations
For the Nine Months Ended March 31, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$—	$308,770	$133,443	$(5,114)	$437,099
Cost of sales	—	—	161,170	73,410	(4,604)	229,976

Gross profit	—	—	147,600	60,033	(510)	207,123
Selling, general and administrative costs	—	14,673	55,120	26,819	—	96,612
Research and development costs	—	—	34,422	17,623	—	52,045
Amortization of acquired intangibles	—	—	40,582	6,964	—	47,546
Acquired in-process R&D costs	—	—	626	1,665	—	2,291

Operating income (loss)	—	(14,673)	16,850	6,962	(510)	8,629

Other income (expense):
Interest expense	—	(62,952)	(68)	(11)	—	(63,031)
Other income (expense), net	—	49	545	11,772	—	12,366
Intercompany charges	—	55,345	(54,341)	(1,004)	—	—

Income (loss) before income taxes	—	(22,231)	(37,014)	17,719	(510)	(42,036)
Provision (benefit) for income taxes	—	(8,239)	(15,268)	6,139	70	(17,298)
Equity income (loss) of subsidiaries	(24,738)	(10,746)	12,452	—	23,032	—

Net income (loss)	$(24,738)	$(24,738)	$(9,294)	$11,580	$22,452	$(24,738)

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of March 31, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$69,723	$(190)	$26,815	$—	$96,348
Accounts receivable, net	—	—	72,673	44,035	—	116,708
Inventories	—	—	100,744	28,550	(853)	128,441
Deferred income taxes	—	7,460	25,718	5,591	—	38,769
Prepaid expenses and other current assets	—	2,828	3,672	3,318	—	9,818

Total current assets	—	80,011	202,617	108,309	(853)	390,084
Property, plant and equipment, net	—	12,379	65,749	18,780	—	96,908
Non-current marketable securities, net	—	9,779	—	—	—	9,779
Deferred financing costs, net	—	22,176	—	—	—	22,176
Other assets	—	13,270	4,325	285	—	17,880
Intangible assets with definite lives, net	—	—	213,314	31,365	—	244,679
Intangible assets with indefinite lives	—	—	85,404	24,887	—	110,291
Goodwill	—	(10)	389,422	37,472	—	426,884

Total assets	$—	$137,605	$960,831	$221,098	$(853)	$1,318,681

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$5,176	$340	$—	$—	$5,516
Accounts payable	—	67	16,006	10,630	—	26,703
Advance payments by customers and deferred revenue	—	—	16,547	12,457	—	29,004
Income taxes payable	—	(745)	(96)	7,451	—	6,610
Accrued payroll expenses	—	1,620	16,317	1,553	—	19,490
Accrued expenses and other current liabilities	—	24,868	9,937	11,163	—	45,968

Total current liabilities	—	30,986	59,051	43,254	—	133,291
Long-term debt	—	892,452	745	—	—	893,197
Deferred income taxes	—	(10,969)	139,431	13,127	5,082	146,671
Defined benefit plan obligations	—	5,942	—	—	—	5,942
Other long-term liabilities	—	980	1,321	1,632	—	3,933
Intercompany investment	(390,350)	121,500	46,154	222,696	—	—
Intercompany receivable/payable	—	(834,765)	871,089	(35,840)	(484)	—

Total liabilities	(390,350)	206,126	1,117,791	244,869	4,598	1,183,034
Stockholder's equity	390,350	(68,521)	(156,960)	(23,771)	(5,451)	135,647

Total liabilities and stockholder's equity	$—	$137,605	$960,831	$221,098	$(853)	$1,318,681

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Balance Sheet
As of June 30, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$31,221	$(15)	$26,542	$—	$57,748
Accounts receivable, net	—	—	86,530	43,899	—	130,429
Inventories	—	—	103,674	32,827	(898)	135,603
Deferred income taxes	—	3,452	25,681	6,031	—	35,164
Prepaid expenses and other current assets	—	2,623	2,542	4,773	—	9,938

Total current assets	—	37,296	218,412	114,072	(898)	368,882
Property, plant and equipment, net	—	12,720	67,624	20,563	—	100,907
Non-current marketable securities, net	—	17,677	—	—	—	17,677
Deferred financing costs, net	—	25,754	—	—	—	25,754
Other assets	—	12,551	2,243	631	—	15,425
Intangible assets with definite lives, net	—	—	253,225	39,328	—	292,553
Intangible assets with indefinite lives	—	—	85,404	26,862	—	112,266
Goodwill	—	(10)	388,913	39,230	—	428,133

Total assets	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

Liabilities and Stockholder's Equity
Current liabilities:
Current portion of long-term debt	$—	$5,250	$340	$—	$—	$5,590
Accounts payable	—	285	20,553	15,736	—	36,574
Advance payments by customers and deferred revenue	—	—	17,433	15,985	—	33,418
Income taxes payable	—	587	—	4,493	—	5,080
Accrued payroll expenses	—	1,600	15,148	2,128	—	18,876
Accrued expenses and other current liabilities	—	25,418	11,079	11,441	—	47,938

Total current liabilities	—	33,140	64,553	49,783	—	147,476
Long-term debt	—	883,013	745	—	—	883,758
Deferred income taxes	—	(11,453)	138,725	15,776	—	143,048
Defined benefit plan obligations	—	6,079	—	—	—	6,079
Other long-term liabilities	—	16,825	1,271	3,380	—	21,476
Intercompany investment	(390,350)	121,715	41,022	227,613	—	—
Intercompany receivable/payable	—	(880,752)	902,126	(20,891)	(483)	—

Total liabilities	(390,350)	168,567	1,148,442	275,661	(483)	1,201,837
Stockholder's equity	390,350	(62,579)	(132,621)	(34,975)	(415)	159,760

Total liabilities and stockholder's equity	$—	$105,988	$1,015,821	$240,686	$(898)	$1,361,597

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended March 31, 2010
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(28,301)	$(28,301)	$(15,293)	$20,698	$22,896	$(28,301)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	28,301	66,418	23,792	(15,064)	(22,896)	80,551

Net cash provided by (used in) operating activities	—	38,117	8,499	5,634	—	52,250

Cash flows from investing activities:
Payment for purchase of business	—	(4,000)	—	—	—	(4,000)
Capital expenditures	—	(171)	(9,444)	(3,561)	—	(13,176)
Proceeds from sale of marketable securities	—	8,580	—	—	—	8,580
Proceeds from the sale of property, plant and equipment	—	—	770	251	—	1,021
Other, net	—	(12)	—	—	—	(12)

Net cash provided by (used in) investing activities	—	4,397	(8,674)	(3,310)	—	(7,587)

Cash flows from financing activities:
Debt repayments	—	(4,012)	—	—	—	(4,012)

Net cash provided by (used in) financing activities	—	(4,012)	—	—	—	(4,012)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(2,051)	—	(2,051)

Net increase (decrease) in cash and cash equivalents	—	38,502	(175)	273	—	38,600
Cash and cash equivalents at beginning of period	—	31,221	(15)	26,542	—	57,748

Cash and cash equivalents at end of period	$—	$69,723	$(190)	$26,815	$—	$96,348

AEROFLEX HOLDING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Guarantor/Non-Guarantor Financial Information (Continued)

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended March 31, 2009
(In thousands)

	Parent	Aeroflex	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(24,738)	$(24,738)	$(9,294)	$11,580	$22,452	$(24,738)
Changes in operating assets and liabilities and non-cash items included in net income (loss)	24,738	26,373	18,186	12,886	(22,452)	59,731

Net cash provided by (used in) operating activities	—	1,635	8,892	24,466	—	34,993

Cash flows from investing activities:
Payment for purchase of businesses, net of cash acquired	—	(7,832)	—	—	—	(7,832)
Capital expenditures	—	(11)	(8,406)	(4,541)	—	(12,958)
Proceeds from the sale of property, plant and equipment	—	—	1,145	214	—	1,359
Other, net	—	(4)	—	—	—	(4)

Net cash provided by (used in) investing activities	—	(7,847)	(7,261)	(4,327)	—	(19,435)

Cash flows from financing activities:
Debt repayments	—	(4,125)	(4)	—	—	(4,129)
Debt financing costs	—	(340)	—	—	—	(340)

Net cash provided by (used in) financing activities		(4,465)	(4)	—	—	(4,469)

Effect of exchange rate changes on cash and cash equivalents	—	—	—	(11,307)	—	(11,307)

Net increase (decrease) in cash and cash equivalents	—	(10,677)	1,627	8,832	—	(218)
Cash and cash equivalents at beginning of period	—	39,285	(2,379)	17,243	—	54,149

Cash and cash equivalents at end of period	$—	$28,608	$(752)	$26,075	$—	$53,931

15. Subsequent Event

Acquisition of Willtek

          On May 7, 2010, we acquired certain assets and assumed certain liabilities from Willtek Communications for $2.8 million, subject to a post closing, downward only, purchase price adjustment based on net assets.

AEROFLEX HOLDING CORP. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C			Column D		Column E
		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts- describe		Deductions- describe		Balance at end of period
NINE MONTHS ENDED MARCH 31, 2010:
Allowance for doubtful accounts	$2,250	$625	$290	(A)	$976	(B)	$2,189
YEAR ENDED JUNE 30, 2009:
Allowance for doubtful accounts	$2,683	$1,591	$—		$2,024	(B)	$2,250
PERIOD FROM AUGUST 15, 2007 THROUGH JUNE 30, 2008:
Allowance for doubtful accounts	$1,531	$1,295	$—		$143	(B)	$2,683
PERIOD FROM JULY 1, 2007 THROUGH AUGUST 14, 2007: (Predecessor Entity)
Allowance for doubtful accounts	$1,589	$(33)	$—		$25	(B)	$1,531
YEAR ENDED JUNE 30, 2007: (Predecessor Entity)
Allowance for doubtful accounts	$1,273	$416	$25	(A)	$125	(B)	$1,589

(A)
Acquired in purchase of business.

(B)
Primarily net write-offs of uncollectible amounts.

                  Shares

Aeroflex Holding Corp.

Common Stock

Goldman, Sachs & Co.
Credit Suisse
J.P. Morgan
Morgan Stanley

Barclays Capital
Deutsche Bank Securities
Thomas Weisel Partners LLC
UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee and the FINRA fee are estimated. The missing amounts will be filed by amendment.

SEC Registration Fee		$35,650
New York Stock Exchange Listing Fee
FINRA Fee		50,500
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Fees and Expenses
Blue Sky Fees and Expenses
Miscellaneous

Total	$

Item 14.    Indemnification of Directors and Officers.

          Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit a director's liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derives an improper personal benefit.

          Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

          These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

          Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provides for the indemnification of directors to the fullest extent permissible under Delaware law.

          We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Item 15.    Recent Sales of Unregistered Securities.

          During the three years preceding the filing of this registration statement, the Registrant has not sold its securities without registration under the Securities Act of 1933, as amended, except as described below:

          In July 2007, we issued 1 share of our common stock to VGG Holding LLC for an aggregate purchase price of $0.01. The share was issued in reliance on Section 4(2) of the Securities Act as the sale of the security did not involve a public offering. Appropriate legends were affixed to the share certificate issued in such transaction.

Item 16.    Exhibits and Consolidated Financial Statement Schedules.

  (a)
  Exhibits

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Aeroflex Holding Corp. and the Underwriters.
2.1
Agreement and Plan of Merger, dated as of May 25, 2007, among Aeroflex Incorporated, Aeroflex Holding Corp. and AX Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Aeroflex Incorporated's Current Report on Form 8-K filed May 29, 2007).
3.1**	Amended and Restated Certificate of Incorporation of Aeroflex Holding Corp.
3.2**	Amended and Restated Bylaws of Aeroflex Holding Corp.
4.1
Indenture, dated as of August 7, 2008, by and among Aeroflex Incorporated, the Guarantor Subsidiaries and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Aeroflex Incorporated's Registration Statement on Form S-4).
4.2	Form of 11.75% Senior Notes due February 15, 2015 (included in Exhibit 4.1)
4.3	Form of Regulation S Temporary Global 11.75% Senior Notes due February 15, 2015 (included in Exhibit 4.1)
4.4
Exchange and Registration Rights Agreement, dated August 7, 2008, by and among Aeroflex Incorporated, the Guarantor Subsidiaries and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.4 to Aeroflex Incorporated's Registration Statement on Form S-4).
4.5	Form of Notation of Guarantee (included in Exhibit 4.1).

Exhibit No.	Exhibit Description
4.6**	Registration Rights Agreement, dated as of August 15, 2007, by and among Aeroflex Holding Corp., VGG Holding LLC and the other parties thereto.
4.7**	Specimen of Common Stock certificate.
5.1**	Opinion of Schulte Roth & Zabel LLP.
10.1
Executive Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., dated November 9, 2005 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed on November 15, 2005).
10.2
Employment Agreement between Aeroflex Incorporated and Charles Badlato, dated November 6, 2003 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).
10.3
Employment Agreement between Aeroflex Incorporated and Carl Caruso, dated November 6, 2003 (incorporated by reference to Exhibit 10.2 to Aeroflex Incorporated's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).
10.4
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, dated March 11, 2005 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed March 11, 2005).
10.5
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective November 21, 2006 (incorporated by reference to Exhibit 10.4 to Aeroflex Incorporated's Current Report on Form 8-K filed November 22, 2006).
10.6
Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective December 1, 2006 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed February 2, 2007).
10.7
Stock Purchase Agreement, dated as of April 2007, among Aeroflex Incorporated, Micro-Metrics, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 10.14 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.8	Employment Agreement between Aeroflex Incorporated and Leonard Borow, dated August 15, 2007 (incorporated by reference to Exhibit 10.15 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.9	Employment Agreement between Aeroflex Incorporated and John E. Buyko, dated August 15, 2007 (incorporated by reference to Exhibit 10.16 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.10
Credit and Guaranty Agreement, dated as of August 15, 2007, among Aeroflex Incorporated (as successor to AX Acquisition Corp.), Aeroflex Holding Corp., the Guarantor Subsidiaries, the lenders party thereto and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.17 to Aeroflex Incorporated's Registration Statement on Form S-4).

Exhibit No.	Exhibit Description
10.11	Pledge and Security Agreement, dated as of August 15, 2007, by the grantors party thereto in favor of Goldman Sachs Credit Partners L.P., as collateral agent (incorporated by reference to Exhibit 10.18 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.12
Senior Subordinated Unsecured Credit and Guaranty Agreement, dated as of September 21, 2007, among Aeroflex Incorporated, certain subsidiaries of Aeroflex Incorporated, the lenders party thereto and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.21 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.13
Series A-1 Preferred Stock Purchase Agreement, dated October 1, 2007, by and between Test Evolution Corporation, Lev Alperovich, and Aeroflex Incorporated (incorporated by reference to Exhibit 10.22 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.14
Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 17, 2007 (incorporated by reference to Exhibit 10.23 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.15
Stock Purchase Agreement, dated as of May 15, 2008, between Aeroflex Incorporated and STAR Dynamics Holdings, LLC and TAZ Ventures, LLC (incorporated by reference to Exhibit 10.24 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.16
Share Purchase Agreement, dated as of June 30, 2008, between Aeroflex Incorporated and the Sellers named therein regarding the shares in Gaisler Research AB (incorporated by reference to Exhibit 10.25 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.17
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Charles Badlato, effective July 31, 2008 (incorporated by reference to Exhibit 10.26 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.18
Amendment No.3 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 24, 2008 (incorporated by reference to Exhibit 10.27 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.19
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Leonard Borow, effective December 31, 2008 (incorporated by reference to Exhibit 10.28 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.20
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and John Buyko, effective December 31, 2008 (incorporated by reference to Exhibit 10.29 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.21
Amendment No. 3 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective December 31, 2008 (incorporated by reference to Exhibit 10.30 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.22
Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and Charles Badlato, effective December 31, 2008 (incorporated by reference to Exhibit 10.31 to Aeroflex Incorporated's Registration Statement on Form S-4).

Exhibit No.	Exhibit Description
10.23	Amendment No. 4 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 31, 2008 (incorporated by reference to Exhibit 10.32 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.24
Amendment No. 4 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective September 17, 2009 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed September 21, 2009).
10.25**	Form of Indemnification Agreement.
10.26**	Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.27**	Amendment No. 1, dated September 13, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.28**	Amendment No. 2, dated September 21, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.29**	Amendment No. 3, dated October 26, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.30**	Amendment No. 4, dated November 30, 2007, to Amended and Restated LLC Operating Agreement of VGG Holding LLC
10.31**	Amendment No. 5, dated March 4, 2009, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.32**	Amendment No. 6, dated September 17, 2009, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.33**	Form of Amendment No. 7 to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
21**	Subsidiaries of Aeroflex Holding Corp.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1).
23.2*	Consent of KPMG LLP.
24.1	Powers of Attorney (included on signature pages of initial filing).

*
Filed herewith

**
To be filed by amendment
  (b)
  Consolidated Financial Statement Schedules

   Schedule II—Valuation and Qualifying Accounts is included with the Consolidated Financial Statements at page F-91.

Item 17.    Undertakings.

          (a)     The undersigned Registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

  Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b)     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plainview, State of New York, on May 18, 2010.

AEROFLEX HOLDING CORP.
By:	/s/ LEONARD BOROW
Name:	Leonard Borow
Title:	President and Chief Executive Officer (Principal Executive Officer)
By:	/s/ JOHN ADAMOVICH, JR.
Name:	John Adamovich, Jr.
Title:	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ LEONARD BOROW		Director, President and Chief Executive Officer	May 18, 2010
Leonard Borow
* Robert B. McKeon		Chairman of the Board	May 18, 2010
* Hugh D. Evans		Director	May 18, 2010
* Ramzi M. Musallam		Director	May 18, 2010
* Prescott H. Ashe		Director	May 18, 2010
* Joe Benavides		Director	May 18, 2010
* Bradley J. Gross		Director	May 18, 2010
* John D. Knoll		Director	May 18, 2010
*By:	/s/ JOHN ADAMOVICH, JR. John Adamovich, Jr. Attorney-in-fact		May 18, 2010

Exhibit No.	Exhibit Description
1.1**	Form of Underwriting Agreement among Aeroflex Holding Corp. and the Underwriters.
2.1
Agreement and Plan of Merger, dated as of May 25, 2007, among Aeroflex Incorporated, Aeroflex Holding Corp. and AX Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Aeroflex Incorporated's Current Report on Form 8-K filed May 29, 2007).
3.1**	Amended and Restated Certificate of Incorporation of Aeroflex Holding Corp.
3.2**	Amended and Restated Bylaws of Aeroflex Holding Corp.
4.1
Indenture, dated as of August 7, 2008, by and among Aeroflex Incorporated, the Guarantor Subsidiaries and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to Aeroflex Incorporated's Registration Statement on Form S-4).
4.2	Form of 11.75% Senior Notes due February 15, 2015 (included in Exhibit 4.1)
4.3	Form of Regulation S Temporary Global 11.75% Senior Notes due February 15, 2015 (included in Exhibit 4.1)
4.4
Exchange and Registration Rights Agreement, dated August 7, 2008, by and among Aeroflex Incorporated, the Guarantor Subsidiaries and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.4 to Aeroflex Incorporated's Registration Statement on Form S-4).
4.5	Form of Notation of Guarantee (included in Exhibit 4.1).
4.6**	Registration Rights Agreement, dated as of August 15, 2007, by and among Aeroflex Holding Corp., VGG Holding LLC and the other parties thereto.
4.7**	Specimen of Common Stock certificate.
5.1**	Opinion of Schulte Roth & Zabel LLP.
10.1
Executive Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., dated November 9, 2005 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed on November 15, 2005).
10.2
Employment Agreement between Aeroflex Incorporated and Charles Badlato, dated November 6, 2003 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).
10.3
Employment Agreement between Aeroflex Incorporated and Carl Caruso, dated November 6, 2003 (incorporated by reference to Exhibit 10.2 to Aeroflex Incorporated's Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).
10.4
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, dated March 11, 2005 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed March 11, 2005).
10.5
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective November 21, 2006 (incorporated by reference to Exhibit 10.4 to Aeroflex Incorporated's Current Report on Form 8-K filed November 22, 2006).

Exhibit No.	Exhibit Description
10.6	Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective December 1, 2006 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed February 2, 2007).
10.7
Stock Purchase Agreement, dated as of April 2007, among Aeroflex Incorporated, Micro-Metrics, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 10.14 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.8	Employment Agreement between Aeroflex Incorporated and Leonard Borow, dated August 15, 2007 (incorporated by reference to Exhibit 10.15 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.9	Employment Agreement between Aeroflex Incorporated and John E. Buyko, dated August 15, 2007 (incorporated by reference to Exhibit 10.16 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.10
Credit and Guaranty Agreement, dated as of August 15, 2007, among Aeroflex Incorporated (as successor to AX Acquisition Corp.), Aeroflex Holding Corp., the Guarantor Subsidiaries, the lenders party thereto and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.17 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.11
Pledge and Security Agreement, dated as of August 15, 2007, by the grantors party thereto in favor of Goldman Sachs Credit Partners L.P., as collateral agent (incorporated by reference to Exhibit 10.18 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.12
Senior Subordinated Unsecured Credit and Guaranty Agreement, dated as of September 21, 2007, among Aeroflex Incorporated, certain subsidiaries of Aeroflex Incorporated, the lenders party thereto and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 10.21 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.13
Series A-1 Preferred Stock Purchase Agreement, dated October 1, 2007, by and between Test Evolution Corporation, Lev Alperovich, and Aeroflex Incorporated (incorporated by reference to Exhibit 10.22 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.14
Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 17, 2007 (incorporated by reference to Exhibit 10.23 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.15
Stock Purchase Agreement, dated as of May 15, 2008, between Aeroflex Incorporated and STAR Dynamics Holdings, LLC and TAZ Ventures, LLC (incorporated by reference to Exhibit 10.24 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.16
Share Purchase Agreement, dated as of June 30, 2008, between Aeroflex Incorporated and the Sellers named therein regarding the shares in Gaisler Research AB (incorporated by reference to Exhibit 10.25 to Aeroflex Incorporated's Registration Statement on Form S-4).

Exhibit No.	Exhibit Description
10.17	Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Charles Badlato, effective July 31, 2008 (incorporated by reference to Exhibit 10.26 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.18
Amendment No.3 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 24, 2008 (incorporated by reference to Exhibit 10.27 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.19
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and Leonard Borow, effective December 31, 2008 (incorporated by reference to Exhibit 10.28 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.20
Amendment No. 1 to Employment Agreement between Aeroflex Incorporated and John Buyko, effective December 31, 2008 (incorporated by reference to Exhibit 10.29 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.21
Amendment No. 3 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective December 31, 2008 (incorporated by reference to Exhibit 10.30 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.22
Amendment No. 2 to Employment Agreement between Aeroflex Incorporated and Charles Badlato, effective December 31, 2008 (incorporated by reference to Exhibit 10.31 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.23
Amendment No. 4 to Employment Agreement between Aeroflex Incorporated and Carl Caruso, effective December 31, 2008 (incorporated by reference to Exhibit 10.32 to Aeroflex Incorporated's Registration Statement on Form S-4).
10.24
Amendment No. 4 to Employment Agreement between Aeroflex Incorporated and John Adamovich, Jr., effective September 17, 2009 (incorporated by reference to Exhibit 10.1 to Aeroflex Incorporated's Current Report on Form 8-K filed September 21, 2009).
10.25**	Form of Indemnification Agreement.
10.26**	Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.27**	Amendment No. 1, dated September 13, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.28**	Amendment No. 2, dated September 21, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.29**	Amendment No. 3, dated October 26, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.30**	Amendment No. 4, dated November 30, 2007, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.31**	Amendment No. 5, dated March 4, 2009, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.32**	Amendment No. 6, dated September 17, 2009, to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC
10.33**	Form of Amendment No. 7 to Amended and Restated Limited Liability Company Operating Agreement of VGG Holding LLC

Exhibit No.	Exhibit Description
21**	Subsidiaries of Aeroflex Holding Corp.
23.1**	Consent of Schulte Roth & Zabel LLP (included in Exhibit 5.1).
23.2*	Consent of KPMG LLP.
24.1	Powers of Attorney (included on signature pages of initial filing).

*
Filed herewith

**
To be filed by amendment